UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                    ]
Enclosure: 2009 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA, TBK

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date April 8, 2010	By	/s/ Agus Murdiyatno

(Signature)
Agus Murdiyatno Vice President Investor Relations/Corporate Secretary

Taking You to the World of Tomorrow
We have undergone a complete and fundamental transformation in an effort to maintain our position as the industry’s market leader. Along with the transformation, we have set strategies to make us more flexible and more competitive in anticipating and embracing future changes as well as tough industry competitors.

FINANCIAL HIGHLIGHTS (IN INDONESIAN GAAP)
CONSOLIDATED BALANCE SHEETS
(in billions of Rupiah)

	As of December 31,
	2005	2006	2007	2008	2009
Total Current Assets	10,305	13,921	15,978	14,622	16,186
Total Non-Current Assets	51,866	61,215	66,081	76,634	81,374
TOTAL ASSETS	62,171	75,136	82,059	91,256	97,560
Total Current Liabilities	13,513	20,536	20,674	26,998	26,718
Total Non-Current Liabilities	19,061	18,344	18,331	20,260	20,919
TOTAL LIABILITIES	32,574	38,880	39,005	47,258	47,637
MINORITY INTEREST	6,305	8,187	9,305	9,684	10,933
EQUITY	23,292	28,069	33,749	34,314	38,990
CONSOLIDATED INCOME STATEMENTS
(in billions of Rupiah, except for Net income per share and Net income per ADS)

	Year ended December 31,
	2005	2006	2007	2008	2009
Total Operating Revenues	41,807	51,294	59,440	60,689	64,597
Total Operating Expenses	24,636	29,701	32,967	38,382	41,994
Adjusted EBITDA*)	25,660	31,716	37,067	34,621	36,560
OPERATING INCOME	17,171	21,593	26,473	22,307	22,603
Other Income (Expenses)—net	(929)	400	(877)	(1,995)	(254)
INCOME BEFORE TAX	16,242	21,994	25,596	20,312	22,349
NET INCOME	7,994	11,006	12,857	10,619	11,332
Net income per share of Common Stock	396.51	547.15	644.08	537.73	576.13
Net income per ADS (40:1 Common Stock:ADS)	15,860.25	21,886.00	25,763.20	21,509.20	23,045.20
CONSOLIDATED FINANCIAL AND OPERATIONAL RATIO

	As of or for Year ended December 31,
	2005	2006	2007	2008	2009
Return on Assets (ROA)[1] (%)	12.9	14.6	15.7	11.6	11.6
Return on Equity (ROE)[2] (%)	34.3	39.2	38.1	30.9	29.1
Current Ratio[3] (%)	76.3	67.8	77.3	54.2	60.6
Total Liabilities to Total Assets[4] (%)	52.4	51.7	47.5	51.8	48.8
Operating Margin[5] (%)	41.1	42.1	44.5	36.8	35.0
Average Collection Period[6] (Days)	31.2	26.5	20.6	21.1	21.4
Adjusted EBITDA Margin[7] (%)	61.4	61.8	62.4	57.0	56.6
Net Income Margin[8] (%)	19.1	21.5	21.6	17.5	17.5
Debt to Equity[9] (%)	57.9	54.8	46.7	57.6	56.1
Debt to Adjusted EBITDA (%)	52.5	48.5	42.5	57.1	59.8
Adjusted EBITDA to Interest Expense[10] (times)	21.8	24.7	25.8	21.9	18.3
Adjusted EBITDA to Net Debt[11] (%)	322.7	454.9	677.7	276.0	267.5
PRODUCTIVITY RATIOS:
Total Revenue/Employee (Rpbillion)	1.2	1.5	1.8	2.0	2.2
Total Line in Service/Employee	452.4	465.9	593.3	853.7	1,015.6

(1).	ROA represents net income divided by total assets as at year end.

(2).	ROE represents net income divided by total equity as at year end.

(3).	Current ratio represents current assets divided by current liabilities as at year end.

(4).	Total Liabilities to total assets represents total liabilities divided by total asset as at year end.

(5).	Operating margin represents operating income divided by operating revenue.

(6).	Average Collection Period represents trade receivables divided by operating revenue times 365 days.

(7).	Adjusted EBITDA margin represents Adjusted EBITDA divided by operating revenue.

(8).	Net income margin represents net income divided by operating revenue.

(9).	Debt to equity represents total debt divided by total equity as at year end.

(10).	Adjusted EBITDA to interest expense represents adjusted EBITDA divided by interest expense.

(11).	Adjusted EBITDA to net debt represents adjusted EBITDA divided by total debt minus cash and cash equivalents, temporary investments and escrow accounts as at year end.

*)	Adjusted EBITDA is defined as the operating income before depreciation and amortization. Adjusted EBITDA and the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, Indonesian GAAP. EBITDA or Adjusted EBITDA are not measurements of our financial performance or liquidity under Indonesian GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with Indonesian GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. We consider Adjusted EBITDA to be a useful measure of our operating performance because it reflects the underlying operating cash costs, by eliminating depreciation and amortization. The manner in which we calculate Adjusted EBITDA may differ from the use of the term EBITDA or Adjusted EBITDA by other companies. Set forth below is a reconciliation of our operating income to our Adjusted EBITDA.

	Year ended December 31,
	2005	2006	2007	2008	2009
Operating Income	17,171	21,593	26,473	22,307	22,603
Add (Deduct):
Depreciation	7,571	9,094	9,440	11,070	12,566
Amortization	918	1,029	1,154	1,244	1,390
Adjusted EBITDA	25,660	31,716	37,067	34,621	36,560

Financial Data
KAP Tanudiredja, Wibisana & Rekan (before 8 March 2010, KAP Tanudiredja ,Wibisana & Rekan was named KAP Haryanto Sahari & Rekan), a member firm of PricewaterhouseCoopers global network (“PwC”), audited our consolidated financial statements for the fiscal years 2006, 2007, 2008 and 2009. KAP Siddharta Siddharta & Widjaja, the member firm of KPMG International in Indonesia (“KPMG”), audited our consolidated financial statements for the fiscal year 2005.
These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 53 and 54 to our consolidated financial statements, which provide a summary of the significant differences between Indonesian GAAP and U.S. GAAP and a reconciliation of the amounts of U.S. GAAP net income and shareholders’ equity for each year reported in our consolidated financial statements.
As of December 31, 2009, nine companies and their subsidiaries were consolidated into our consolidated financial statements for the fiscal year 2009. These nine companies are PT Telekomunikasi Indonesia International (“TII”, formerly PT AriaWest International — “AWI”, 100%-owned), PT Dayamitra Telekomunikasi (“Dayamitra”, 100%-owned), PT Pramindo Ikat Nusantara (“Pramindo”, 100%-owned), PT Telekomunikasi Selular (“Telkomsel”, 65%-owned), PT Multimedia Nusantara (“Metra”, 100%-owned), PT Infomedia Nusantara (“Infomedia”, 100%-owned, including through 49% ownership by Metra), PT Indonusa Telemedia (“Indonusa”, 100%-owned, including through 1.25% ownership by Metra), PT Graha Sarana Duta (“GSD”, 99.99%-owned), and PT Napsindo Primatel Internasional (“Napsindo”, 60%-owned). See Note 1d to our consolidated financial statements.
The table below summarizes our financial information for each specified year. This information should be read in conjunction with “Management’s Discussion and Analysis — Operating and Financial Review and Prospects,” and is qualified in its entirety by reference to our consolidated financial statements and the related notes included elsewhere in this Annual Report.

FINANCIAL DATA

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(Figures presented in billions, except for per share and					(Figures presented in
	per ADS amounts, and in Rupiah, except for number of shares)					millions, except for
						per share and per ADS
						amounts, and in U.S.
						dollars, except for
						number of shares)(1)
Consolidated Income Statement Data
Indonesian GAAP
OPERATING REVENUES
Telephone
Fixed lines
Local and domestic long-distance usage	7,223	7,131	7,023	5,738	4,774	506
Monthly subscription charges	3,290	3,492	3,701	3,668	3,508	372
Installation charges	197	170	124	130	92	10
Others	71	186	153	194	271	29

Total fixed lines revenues	10,781	10,979	11,001	9,730	8,645	917

Cellular
Usage charges	13,666	19,257	21,990	24,138	26,071	2,766
Monthly subscription charges	384	298	205	186	424	45
Connection fee charges	64	109	130	285	224	24
Features	457	959	313	723	483	51

Total cellular revenues	14,571	20,623	22,638	25,332	27,202	2,886

Total telephone revenues	25,352	31,602	33,639	35,062	35,847	3,803

Joint Operation Schemes
Minimum TELKOM Revenues (MTR)	269	207	—	—	—	—
Share in Distributable KSO Revenues (DKSOR)	319	275	—	—	—	—
Amortization of unearned initial investor payments	1	7	—	—	—	—

Total revenue under Joint Operation Schemes	589	489	—	—	—	—
Interconnection — net	7,742	8,682	9,651	8,791	7,622	809
Revenue	10,724	11,794	12,706	12,054	10,551	1,120
Expense	(2,982)	(3,112)	(3,055)	(3,263)	(2,929)	(311)
Network	587	719	708	1,080	1,218	129
Data, internet and information technology services	6,934	9,065	14,684	14,713	18,506	1,964
Other telecommunications services	603	737	758	1,044	1,404	149

Total Operating Revenues	41,807	51,294	59,440	60,690	64,597	6,854

OPERATING EXPENSES
Depreciation	7,571	9,094	9,440	11,069	12,566	1,333
Personnel	6,563	8,514	8,495	9,117	8,533	906
Operations, maintenance and telecommunication services	5,916	7,496	9,591	12,218	14,582	1,547
General and administrative	2,764	3,356	3,672	3,629	4,053	430
Marketing	1,126	1,241	1,769	2,349	2,260	240
Write-down of assets	617	—	—	—	—	—

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(Figures presented in billions, except for per share and per					(Figures presented in
	ADS amounts, and in Rupiah, except for number of shares)					millions, except for
						per share and per ADS
						amounts, and in U.S.
						dollars, except for
						number of shares)(1)
Loss on purchase commitments	79	—	—	—	—

Total Operating Expenses	24,636	29,701	32,967	38,382	41,994	4,456

Operating Income	17,171	21,593	26,473	22,308	22,603	2,398

Other income (expenses)
Interest income	345	655	519	672	462	49
Equity in net income (loss) of associated companies	11	(6)	7	20	(30)	(3)
Interest expense	(1,177)	(1,286)	(1,436)	(1,582)	(2,000)	(212)
Gain (loss) on foreign exchange — net	(517)	836	(295)	(1,614)	973	103
Others — net	409	202	328	509	341	36

Other Income (Expenses) — net	(929)	401	(877)	(1,995)	(254)	(27)

Income before tax	16,242	21,994	25,596	20,313	22,349	2,371
Tax expense	(5,184)	(7,040)	(7,928)	(5,640)	(6,373)	(676)

Income before minority interest in net income of consolidated subsidiaries	11,058	14,954	17,668	14,673	15,976	1,695
Minority interest in net income of consolidated subsidiaries, net	(3,064)	(3,948)	(4,811)	(4,054)	(4,644)	(493)

Net Income	7,994	11,006	12,857	10,620	11,332	1,202

Weighted average number of shares outstanding (in millions)	20,160	20,115	19,962	19,749	19,669	19,669
Net income per share	396.5	547.2	644.1	537.7	576.1	0.06
Net income per ADS	15,860.3	21,886.0	25,763.2	21,509.2	23,045.2	2.40

	Year ended December 31,
	2005	2006	2007	2008	2009		2009
	(Figures presented in billions, except for per share and per						(Figures presented in
	ADS amounts, and in Rupiah, except for number of shares)						millions, except for
							per share and per ADS
							amounts, and in U.S.
							dollars, except for
							number of shares)(1)
U.S. GAAP(3)
Net income	7,840	12,111	11,966	10,874	12,092		1,283
Operating revenue	42,187	54,357	62,813	64,115	67,852		7,139
Net income per share	388.89	602.12	599.43	550.63	614.78		0.07
Net income per ADS	15,555.74	24,085.00	23,977.20	22,025.34	24,591.25		2.61
Dividend relating to the period (accrual basis)(2)
Dividends declared per share	218.86	303.21	455.87	296.94	26.65	(6)	—
Dividends declared per ADS	8,754.40	12,128.40	18,234.80	11,877.60	1,066.00	(6)	0.11
Dividend paid in the period (cash basis)
Dividends declared per share	144.90	267.27	303.25	407.42	323.59		0.03
Dividends declared per ADS	5,796.09	10,692.40	12,130.00	16,296.80	12,943.60		1.37

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(Figures are presented in billion of Rupiah)					(Figures presented in
						millions of U.S. Dollars)
Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	62,171	75,136	82,059	91,256	97,560	10,351
Current liabilities(4)	13,513	20,536	20,674	26,998	26,718	2,812
Other liabilities	7,728	8,095	7,736	7,019	6,352	674
Long-term debts	11,332	10,249	10,595	13,241	14,566	1,545
Total liabilities	32,574	38,880	39,005	47,258	47,637	5,031
Minority interest	6,305	8,187	9,305	9,684	10,933	1,160
Capital stock(5)	5,040	5,040	5,040	5,040	5,040	535
Total shareholders’ equity	23,292	28,069	33,749	34,314	38,990	4,160
U.S. GAAP(3)
Current assets	10,953	14,639	16,977	15,598	18,436	1,956
Non-current assets	52,528	61,495	66,963	76,636	83,100	8,817
Total assets	63,481	76,134	83,940	92,234	101,536	10,772
Current liabilities	13,797	19,682	22,068	27,033	26,964	2,861
Non-current liabilities	18,800	21,976	22,731	20,869	22,544	2,392
Total liabilities	32,597	41,658	44,799	47,902	49,508	5,253
Non-controlling interest in net assets of subsidiaries	6,316	8,167	9,323	9,605	11,067	1,174
shareholders’ equity	24,568	26,309	29,818	34,727	40,961	4,346
Total liabilities and equity	63,481	76,134	83,940	92,234	101,536	10,773

(1)	The currency conversions of Rupiah into US Dollars are included solely for the convenience of the readers and were made using the average of the market buy and sell rates of Rp9,425 to US$1 published by Reuters on December 31, 2009. This exchange rate should not be construed as representative of the exchange rate at which the Rupiah amounts have been, could have been or could in the future be converted into US Dollars.

(2)	Dividends declared per share in 2005 represent cash dividends for 2004 of Rp152.01 per share deducted by interim cash dividends distributed in December 2004 of Rp7.l1 per share. Dividends declared per share in 2006 represent cash dividends for 2005 of Rp218.86 per share. Dividends declared per share in 2007 represent cash dividends for 2006 of Rp303.21 per share less interim cash dividends distributed in December 2006 of Rp48.41 per share. Dividends declared per share in 2008 represent cash dividends and special dividends for 2007 of Rp455.87 per share less interim cash dividends distributed in November 2007 of Rp48.45 per share. Dividends declared per share in 2009 represent cash dividends for 2008 of Rp296.94 per share.

(3)	U.S. GAAP amounts reflect adjustments resulting from differences in the accounting treatment of voluntary termination benefits, foreign exchange differences capitalized to assets under construction, embedded derivative instruments, interest capitalized on assets under construction, revenue-sharing arrangements (RSA), employee benefits, equity in net income or loss of associated companies, amortisation of land rights, revenue recognition, amortization of goodwill, finance leases, acquisition of Dayamitra, asset retirement obligations, deferred taxes, available-for-sale securities, cumulative translation adjustments, amendment and restatement of the KSO VII, and non-controlling interest. See Note 53 to our consolidated financial statements.

(4)	Includes current maturities of long-term debt.

(5)	As of December 31, 2009, Issued and Paid-Up Capital Stock consists of one Series A Dwiwarna Share having a par value Rp250 (“Dwiwarna Share”) and 20,159,999,279 Series B Shares having a par value Rp250 (“Common Stock”) each from an authorized capital stock comprising one Series A Dwiwarna Share and 79,999,999,999 Series B Shares.

(6)	Represent only interim dividends.

Operational Highlights

	As of or for the Year Ended December 31,
	2005	2006	2007	2008	2009
FIXED WIRELINE
Customer base (in thousands)*	8,686	8,709	8,685	8,630	8,377
Subscriber pulse production (in millions of pulse)	67,669	64,012	75,451	62,940	54,186

FIXED WIRELESS (FLEXI)
Customer base (in thousands):
Classy/Postpaid	821	794	828	731	649
Trendy/Prepaid	3,241	3,381	5,535	11,994	14,490
Total*	4,062	4,176	6,363	12,725	15,139
* Line In Service (LIS) = subscribers (fixed wireline or fixed wireless) + public telephone

Sales (in thousands of subscribers):
Classy/Postpaid	475	261	273	177	73
Trendy/Prepaid	3,558	3,175	5,026	13,414	14,762
Total	4,034	3,436	5,299	13,591	14,835
ARPU (12 months average — in thousands of Rupiah):
Postpaid	123	135	115	93	84
Prepaid	19	35	42	32	18
Blended	47	54	53	38	22
Network:
BTS (unit)	1,448	1,531	1,911	4,054	5,543
Number of cities in service	231	236	238	353	370

CELLULAR
Base Transceiver Station / BTS (units)	9,895	16,057	20,858	26,872	30,992
Network Capacity (in millions of subscribers)	26.2	38.8	50.5	67.3	85.2
Customer Base (in millions of subscribers):
Post-paid (kartuHALO)	1.5	1.7	1.9	1.9	2.0
Pre-paid (simPATI)	16.0	21.4	24.0	43.0	58.0
Pre-paid (Kartu As)	6.8	12.5	22.0	20.4	21.6
Total	24.3	35.6	47.9	65.3	81.6
ARPU (12 months average — in thousands of Rupiah):
Post-paid (kartuHALO)	291	274	264	216	214
Pre-paid (simPATI)	84	83	84	63	48
Pre-paid (Kartu As)	45	54	57	37	31
Blended	87	84	80	59	48

OTHERS
Broadband Internet (Speedy):
Customer Base (in thousands)	31	93	241	645	1,145
Number of cities in service	2	28	88	375	378
Dial-up Internet (TELKOMNet Instant):
Average Accessed Subscribers (in thousands)	500	680	662	574	448
Subscriber minutes production (in billions)	2.8	3.7	3.7	2.8	1.5
Cable and Pay Television (TELKOM-Vision):
Customer Base (in thousands)	29.0	42.0	67.2	210.3	178.6

COMMON STOCK HIGHLIGHTS
Chronology of Corporate Actions

		Share Ownership Composition
		Government of the
		Republic of
Date	Corporate Action	Indonesia	%	Public	%
11/13/1995	Pre Initial Public Offering (“Pre-IPO”)	8,400,000,000	100	—	—
11/14/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by TELKOM			933,333,000
	Share Ownership Composition	7,466,666,000	80	1,866,667,000	20
12/11/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2
05/15/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300	24.2
05/07/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8
08/02/1999	Distribution of bonus shares (emission)
	(every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8
12/07/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7
07/16/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8
07/30/2004	Stock Split (1:2)
	Share Ownership	10,320,470,712	51.2	9,839,528,568	48.8
12/21/2005	Share repurchase program (I)[1]	10,320,470,712	51.7	9,628,238,068	48.3
06/29/2007	Share repurchase program (II)[2]	10,320,470,712	52.3	9,413,238,068	47.7
06/20/2008	Share repurchase program (III)[3]	10,320,470,712	52.5	9,348,954,068	47.5

(1)	The first share repurchase program started on December 21, 2005 (the date of our Extraordinary General Meeting of Shareholders when the program was approved) and ended in June 2007.

(2)	The second share repurchase program started on June 29, 2007 (the date of our Extraordinary General Meeting of Shareholders when the program was approved) and ended in June 2008.

(3)	The third share repurchase program started on June 20, 2008 (the date of our Extraordinary General Meeting of Shareholders when the program was approved) and ended in December 2009.
Dividend Policy
The decision on the amount of dividend to be paid to shareholders is proposed and decided at an Annual General Meeting of Shareholders (“AGMS”). Our dividend payout ratio amounted to 55% for fiscal year 2005, 55% for fiscal year 2006, 70% for fiscal year 2007 and 55% for fiscal year 2008.The amount of the dividend payout ratio for fiscal year 2009 will be set at the 2010 AGMS, scheduled for June 2010.
Chronology of TELKOM Common Stock Dividend Payments
We paid cash dividends on our Common Stock under the authority of resolutions adopted at AGMs as follows:

			Amount of Dividends		Dividend per Share
Dividend Year	Date of AGMS	Pay Out Ratio[1] (%)	(Rp.million)		(Rp)
2005	June 30, 2006	55	4,400,090		218.86
2006	June 29, 2007	55	6,053,067	[2]	303.21
2007	June 20, 2008	70	8,999,913	[3]	455.87
2008	June 12, 2009	55	5,840,708		296.94

(1)	Represents the percent of net income paid to shareholders in dividends.

(2)	Including interim cash dividends distributed in December 2006 amounting to Rp971,017 million.

(3)	Including interim cash dividends distributed in November 2007 amounting to Rp965,398 million.
On December 29, 2009, we distributed an interim dividend for the financial year 2009 in the amount of Rp524,190 million or Rp26.65 per share.
In 2007, 2008 and 2009, cash dividends paid to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), a minority shareholder of Telkomsel, amounted to Rp3,308.7 billion, Rp3,332.5 billion and Rp2,518.2 billion, respectively.
Pursuant to an AGMS held in June 2009, Telkomsel approved, among other things, a cash dividend of Rp9.1 trillion representing 80% of Telkomsel’s 2008 net income. Of the declared dividends, 35% was paid to SingTel Mobile.

Trade Price and Volume of TELKOM 2009
TELKOM ADS Price and Trading Volume in Indonesian Stock Exchange
TELKOM ADS Price and Trading Volume in New York Stock Exchange

Quarterly Stock Price
The table below sets out the reported high and low quoted prices for our outstanding Common Stock on the Indonesian Stock Exchange (“IDX”) for the periods indicated.
Share Price Information

	Price per Share of Common Stock*
Calendar Year	High	Low
	(In Rupiah)
2005	6,150	4,175
First Quarter	5,125	4,300
Second Quarter	5,350	4,175
Third Quarter	5,800	4,775
Fourth Quarter	6,150	4,925
2006	10,550	5,950
First Quarter	7,000	5,950
Second Quarter	8,400	6,750
Third Quarter	8,450	7,100
Fourth Quarter	10,550	8,200
2007	12,650	8,900
First Quarter	10,350	8,900
Second Quarter	10,800	9,400
Third Quarter	11,450	9,850
Fourth Quarter	12,650	10,000
2008	10,250	5,000
First Quarter	10,250	8,400
Second Quarter	9,700	7,189
Third Quarter	7,878	6,155
Fourth Quarter	7,250	5,000
2009	10,350	5,750
First Quarter	7,900	5,750
Second Quarter	8,100	6,850
Third Quarter	9,450	7,550
September	8,800	8,250
October	8,950	7,850
November	9,150	8,100
December	10,350	8,950
2010
January	9,700	9,200
February	9,450	8,200
March	8,750	8,000

*	We effected a two-for-one split of our Common Stock from Rp500 par value per share to Rp250 par value per share as resolved in the AGMS held on July 30, 2004, effective October 1, 2004. The price per share of Common Stock reflects this split for all periods shown.
On December 30, 2009, the last trading day in 2009 on the IDX, the closing price for one share of Common Stock was Rp9,450.

The following table sets out the reported high and low market prices of the American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for each of the periods indicated. Trades in ADSs are not affected “on the LSE” but are traded, under LSE rules, “off exchange.” Under LSE rules, “off exchange” trading means that there are no actual quotes on the LSE, that LSE member firms execute the transactions not actually on the LSE but “off exchange” i.e. on another exchange or in a private transaction and, after a transaction is executed, the trade is reported to the LSE.
ADS Price Information

	Price per ADS (NYSE)		Price per ADS (LSE)
Calendar Year	High	Low	High	Low
	(In US Dollars)		(In US Dollars)
2005	25.50	16.85	29.76	16.88
First Quarter	21.96	18.11	21.86	18.17
Second Quarter	21.96	16.85	21.99	16.88
Third Quarter	23.66	18.10	29.76	17.97
Fourth Quarter	25.50	19.81	25.47	19.71
2006	46.68	24.65	46.70	23.78
First Quarter	31.51	24.65	31.38	23.78
Second Quarter	38.28	27.95	38.35	27.90
Third Quarter	36.56	30.32	36.15	30.08
Fourth Quarter	46.68	35.64	46.69	36.00
2007	56.50	37.74	56.87	38.29
First Quarter	46.98	37.74	46.82	39.30
Second Quarter	47.02	42.70	47.15	39.60
Third Quarter	51.61	40.00	51.60	38.29
Fourth Quarter	56.50	41.88	56.87	41.79
2008	45.50	17.31	45.74	16.89
First Quarter	45.50	37.50	45.74	36.32
Second Quarter	42.86	31.50	41.99	32.03
Third Quarter	34.49	26.47	35.43	26.46
Fourth Quarter	30.65	17.31	29.31	16.89
2009	41.55	20.19	40.76	25.67
First Quarter	26.45	20.19	27.92	25.67
Second Quarter	31.25	24.93	36.91	31.76
Third Quarter	35.93	31.38	37.43	37.16
September	36.06	32.20	34.40	32.78
October	37.65	33.56	37.43	37.16
November	38.68	34.58	40.76	38.53
December	41.55	38.51	40.66	39.83
2010
January	41.07	39.05	40.66	39.83
February	40.13	35.64	35.57	35.57
March	38.00	34.90	40.21	35.41
On December 31, 2009, the last trading day in 2009 on the NYSE and LSE, the closing price for an ADS was US$39.95 and US$40.75, on the NYSE and LSE, respectively.

Markets
Our Common Stock is listed on the IDX, the principal non-U.S. trading market for our Common Stock. In addition, our ADSs are listed on the NYSE and the LSE. One ADS represents 40 shares of Common Stock. Our Common Stock has also been publicly offered without listing in Japan.
The Indonesian Securities Market and Overview of the IDX
Historically, there were two stock exchanges in Indonesia. The primary market was the Jakarta Stock Exchange, located in Jakarta and the other was the Surabaya Stock Exchange, located in Surabaya, East Java. On December 1, 2007, these exchanges merged and formed the Indonesia Stock Exchange or “IDX”. On December 31, 2009, the IDX had an aggregate equity market capitalization of Rp2,019.4 trillion and total trading value of Rp975.1 trillion.
As of December 31, 2009, the IDX had 120 members, namely brokerage firms. Trading rules on the IDX are established in the form of decisions by the IDX. There are two daily trading sessions for the regular market and the negotiated market (as further discussed below) from Monday through Thursday. The morning session runs from 9:30 a.m. to 12:00 p.m., followed by an afternoon session from 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, one from 9:30 a.m. to 11:30 a.m. and the second from 2:00 p.m. to 4:00 p.m. There is only one daily cash market trading session: Monday to Thursday, 9:30 a.m. to 12:00 p.m., and Friday, 9:30 a.m. to 11:30 a.m.
The trading of securities is divided into three segments: regular market; negotiated market; and cash market (except for right issues, which may be traded only in the cash and negotiated market). The regular market is the mechanism for trading stock in standard lots on a continuous auction market basis during exchange hours. Regular market and cash market trading are generally carried out in unit lots of 500 shares. The IDX employs share price movement restrictions, or circuit breakers.
Auctioning takes place according to price and time priority. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (i.e., time priority).
Negotiated market trading is carried out by negotiation between (i) members of IDX, (ii) clients through one IDX member, (iii) a client and any IDX member or (iv) an IDX member with the Indonesian Clearing Guarantee Corporation (Kliring Penjaminan Efek Indonesia) (“KPEI”).
Transactions on the IDX regular market must be settled no later than the third trading day after the transactions except for cross trading. Transactions on the negotiated market are settled based on agreement between the selling and the buying exchange members, on a case by case basis. Transactions on the IDX cash market are required to be settled on the actual trading day. In case of a default by an exchange member on settlement, cash market trading takes place, pursuant to which trading of securities by means of direct negotiation on cash and carry terms will be conducted. All cash market transactions must be reported to the IDX. An exchange member is obliged to pay a transaction cost, and any delay in the payment of the transaction cost will be subject to a fine of 1.0% of the outstanding amount for each day of delay. IDX may impose sanctions for violations of exchange rules on exchange member firms including a fine, a written warning, suspension or revocation of licenses.
All transactions involving IDX-listed shares using the services of brokers must be conducted on the IDX. Trades other than block trades must be effected and settled through the facilities of the IDX. Short selling is prohibited. The IDX may cancel a transaction upon proof of fraud, market manipulation or the misuse of insider information. The IDX may suspend trading if there are indications of fraudulent transactions or artificial inflation of share prices, misleading information, misuse of inside information, counterfeit securities, securities blocked from trading or any other material event. The IDX may suspend trading of certain securities or certain members of the exchange.
Members of the IDX charge a brokerage fee for transaction execution, based on agreement with their client, up to a maximum of 1.0% of the transaction value. When conducting share transactions on the IDX, exchange members are required to pay a transaction cost in the amount of 0.03% of the transaction value (for transactions in the regular and cash markets) and a transaction cost in the amount of 0.03% of the transaction value or based on the exchange policy (for transactions in the negotiated markets). The transaction cost is Rp2 million per month minimum as contribution for the provision of stock exchange’s facilities (which continues to apply for IDX members in suspension). The clients are also responsible for paying a 10.0% value added tax on the amount of brokerage fee and transaction cost. Indonesian sellers are required to pay a withholding tax of 0.1% (0.6% for founder shares) of the total transaction value. Additionally, stamp duty of Rp3,000 is payable on any transaction with a value between Rp250,000 and Rp1,000,000 and stamp duty of Rp6,000 is payable on every transaction with a value of more than Rp1,000,000.
Shareholders or their appointees may request that the issuer or a securities administration bureau appointed by the issuer to register their shares in the registry of shareholders. Reports of share ownership to Badan Pengawas Pasar Modal dan Lembaga Keuangan, the Indonesia Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”), is mandatory for shareholders whose ownership has reached or changed by 5.0% or more of issued and fully paid up capital, upon meeting such share ownership level or upon changes of such ownership.
Anticipating larger than usual share price fluctuations in the wake of the deteriorating global financial situation in the last quarter of 2008, the IDX deemed it necessary to amend the auto rejection scheme, the mechanism whereby shares are automatically halted from trading to maintain orderly, proper and efficient trading. Following changes made in October 2008 and January 2009 by the IDX, the auto rejection triggering levels are set at 35% above or below the reference price for stocks in the Rp50-200 price range, 25% for stocks priced above Rp200 and up to Rp5,000 and 20% for stocks priced above Rp5,000.
Trading on the NYSE, LSE and Depositary Fees
The Bank of New York Mellon (formerly the Bank of New York) serves as Depositary (“Depositary”) with respect to the ADSs traded on the NYSE and the LSE. As of December 31, 2009, there were 44,718,251 ADSs outstanding and 128 registered holders of ADSs.
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-generating services until its fees for those services are paid.

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.02 (or less) per ADS.	Any cash distribution to ADS registered holders.

A fee equivalent to the fee that would be payable if securities distributed to holders had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.

$.02 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when holders deposit or withdraw ordinary shares.

Expenses of the Depositary.	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement).

Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the Depositary or the custodian pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary
The Depositary has agreed to reimburse us an amount of up to US$300,000 per year, up to 2013, for certain expenses we incur that are related to the administration and maintenance of the ADR facility, including, but not limited to, any direct or indirect investor relations expenses and ADR program related expenses. The reimbursements are subject to certain conditions and adjustments in the event the number of ADS outstanding falls below a stated minimum or a delisting from the NYSE occurs. We expect that we will renegotiate such reimbursement amount for subsequent periods after 2013. In 2009, we received such reimbursements from the Depositary amounting to US$159,006.65.
Composition of Share Ownership
Authorized Capital:
1 Series A Dwiwarna share and 79,999,999,999 Series B shares (Common Stock).
Composition of the Company’s Shareholdings as of December 31, 2009

	Series A Dwiwarna	Series B Shares
	Share	(Common Stock)%
Government of the Republic of Indonesia	1	10,320,470,711	52.47
Public		9,348,954,068	47.53
Sub Total (Authorized Issued and Outstanding)	1	19,669,424,779	100.00
Treasury Stock		490,574,500	—
TOTAL	1	20,159,999,279	100.00
The Government holds the one outstanding Series A Dwiwarna Share, which has special voting rights. The material rights and restrictions that are applicable to the Common Stock also apply to the Series A Dwiwarna Share, except that the Government may not transfer the Series A Dwiwarna Share, has a veto with respect to election and removal of Directors and Commissioners, the issuance of new shares and amendments to our Articles of Association, including amendments to merge or dissolve our Company prior to the expiration of our term of existence, increase or decrease of our authorized capital and reduction of our subscribed capital.
Shareholders Owning more than 5% and Number of Shares Owned by Directors and Commissioners, as of December 31, 2009

Title of Class	Person or Group	Amount Owned	Class Percent (%)
Series A	Government	1	—
Series B	Government	10,320,470,711	52.47
Series B	Board of Directors	23,112	<0.01
Composition of TELKOM Shareholders of Common Stock by Type with Less than 5% Individual Ownership as of December 31, 2009

		Percent (%) of outstanding
	Number of shares of	shares of Common Stock
Group	Common Stock Owned	Owned
Local Individuals	109,881,600	0.56
Local Employees	14,316,126	0.07
Cooperations	657,220	—
Foundations	9,953,880	0.05
Pension Fund	186,820,440	0.95
Insurance Companies	260,074,040	1.32
Banks	252,364	—

		Percent (%) of outstanding
	Number of shares of	shares of Common Stock
Group	Common Stock Owned	Owned
Corporations	310,629,646	1.58
Other Business Entities	4,320	—
Danareksa	32,000	—
Mutual Funds	446,830,660	2.27
Foreign Individuals	4,871,796	0.02
Foreign Business Entities	8,004,606,864	40.70
Total	9,348,930,956	47.53
Relationship with the Government and Governmental Agencies
Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder; our regulator as it adopts, administers and enforces relevant laws that regulate telecommunications sector and it sets tariffs and issues licenses; and it is also one of our customers.
As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes state-owned enterprises.
Government as Shareholder
As of December 31, 2009, the Government held 52.47% of our Common Stock and the single Series A Dwiwarna Share, which carries special voting rights.
Under the relevant laws, the “ownership” of our Common Stock and the single outstanding Dwiwarna Share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder”.
As our majority and controlling shareholder, the Government is interested in our performance both in terms of the benefits we provide to the nation as well as our ability to operate successfully on a commercial basis. The material rights and restrictions in the Common Stock are also found in the Series A Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share and has a veto with respect to: (i) the nomination, election and removal of directors; (ii) the nomination, election and removal of commissioners; (iii) the issuance of new shares; and (iv) amendments to our Articles of Association, including actions to merge or dissolve us, increase or decrease our authorized capital, or reduce our subscribed capital. Accordingly, the Government has effective control over these matters even if it beneficially owns less than a majority of the outstanding shares of Common Stock. The Government’s rights with respect to the Series A Dwiwarna Share will not terminate unless our Articles of Association are so amended, which would require the consent of the Government as holder of that Series A Dwiwarna Share. See Note 26 and Note 44 to our consolidated financial statements.
It is our policy not to enter into transactions with affiliates unless the terms are no less favorable to us than those that could be obtained by us on an arms-length basis from a third party. The SMSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms thereof are consistent with our policy set forth in the preceding sentence.
Under Bapepam-LK regulations, because we are IDX listed, any transaction in which there is a conflict of interest (as defined below) concerning another IDX-listed company must be approved by a majority of shareholders of Common Stock who do not have a conflict in the proposed transaction, unless the conflict existed before listing and was fully disclosed in the offering documents.
A conflict of interest is defined in Bapepam-LK regulations to mean a conflict between our economic interests and shareholders’ interests on one hand, and the personal economic interests of the members of the Board of Commissioners (“BoC”), the Board of Directors (“BoD”) or principal shareholders (a holder of 20% or more of the issued shares) and their respective affiliates in form of combination or separate entity, on the other. A conflict of interest also exists when members of our BoC, BoD or a principal shareholder or their respective affiliates are involved in a transaction in which their personal interests may be in conflict with ours. The Bapepam-LK is empowered to enforce this rule. Our shareholders may also be entitled to bring suit for a conflict of interest violation.
Under Bapepam-LK regulations, transactions between us and other state-owned companies or controlled enterprises also constitute a conflict of interest. In this case, the approval of disinterested shareholders would have to be obtained when a conflict of interest arises. We believe that many transactions conducted with state-owned or controlled enterprises in the ordinary course of their businesses and our business are on an arms-length, commercial basis and do not constitute conflict of interest transactions for which a disinterested shareholder vote would be required. Such transactions might include our sale of telephone services to state-owned or controlled enterprises or our purchase of electricity from a state-owned enterprise. We expect, however, in light of the substantial presence of enterprises owned or controlled by the Government, through the MoF, MSOE or one of its affiliates in Indonesia, it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures, arrangements or transactions with such enterprises from time to time. Under such circumstances, we may consult Bapepam-LK to determine whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders. If Bapepam-LK is of the view that this would not require such a vote, we would proceed without seeking disinterested shareholders approval. However, if Bapepam took the position that the proposal did require such a vote, we would seek the requisite approval or abandon the proposal.
Government as Regulator
The Government regulates the telecommunications sector through the Ministry of Communications and Information (“MoCI”). The MoCI has the authority to issue decrees implementing laws that are typically broad in scope. The MoCI has considerable latitude in implementing, administering and enforcing regulatory policy. Pursuant to such decrees, the MoCI defines the industry structure, determines the tariff formula, establishes our Universal Service Obligations (“USOs”) and otherwise controls many factors that may affect our competitive position, operations and financial condition. Through the Directorate General Post and Telecommunications (“DGPT”), the MoCI regulates frequency allocation and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPT for each of our services as well as the frequencies that we use (as allocated by MoCI). We and other operators are also required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Ministry of Communication) for the provision of cellular services and from the Indonesian Investment Coordinating Board relating to investment by Telkomsel for the development of cellular phone line services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in telecommunications.
Certain of these licenses require us to pay a concession fee to operate. We pay concession fees for telecommunication services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp587.8 billion in 2007, Rp632.5 billion in 2008 and Rp327.1 billion (US$34.7 million) in 2009. Concession fees as a percentage of total operating expenses were 1.8% in 2007, 1.6% in 2008 and 0.8% in 2009. Radio frequency usage charges amounted to Rp1,138.5 billion in 2007, Rp2,400.3 billion in 2008 and Rp2,499.3 billion (US$ 265.2 million) in 2009. Radio frequency usage charges as a percentage of total operating expenses were 3.5% in 2007, 6.2% in 2008 and 6.0% in 2009. We paid USO charges to the MoCI, which amounted to Rp438.5 billion in 2007, Rp462.5 billion in 2008 and Rp809.6 billion (US$85.9 million) in 2009. USO charges as a percentage of total operating expenses were 1.3% in 2007, 1.2% in 2008 and 2.0 % in 2009.
Government as Lender
In July 1994, the Government arranged a facility under which certain non-Indonesian institutions provided us (via the Government) with funds (“sub-loan borrowings”) as “two-step loans” for certain expenditures. The sub-loan borrowings are guaranteed by the Government. As of December 31, 2009, “two-step loans” amounting to Rp3,518.09 billion (US$373.08 million), including current maturities, were outstanding. We are obligated to pay the Government interest and principal repayment that is subsequently remitted by the Government to the respective lenders. As of December 31, 2009, 70.89% of such two-step loans were denominated in currencies other than Rupiah. The remaining 29.11% of such loans were denominated in Rupiah. In 2009, the annual interest rates charged on loans repayable in Rupiahs range from 9.65% to 10.30% for loans repayable in Rupiah, ranged from 4.00% to 6.67% for loans repayable in U.S. Dollars, was is 3.10% for loan repayable in Japanese Yen.
Governmental Departments and Agencies as Customers of TELKOM
Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2009, the total amount of revenues from Government departments and agencies excluding state-owned enterprises, was Rp1,069 billion, which was less than 2% of our consolidated total operating revenue and did not constitute a material part of our operating revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential,” which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

OTHER
Proportion of Common Stock held in Indonesia and outside Indonesia
As of December 31, 2009, there were 31,718 registered shareholders, including the Government, of our Common Stock. This included 8,009,478,660 shares of Common Stock held by 1,385 registered shareholders outside Indonesia.
As of December 31, 2009, there were 128 registered holders of our ADSs holding a total of 44,718,251 ADSs (equal to 1,927,402,040 shares of Common Stock).
Change in Control
There are no arrangements that are known to us that would result in change of our control.
Related Party Transactions
We are party to certain agreements and engage in transactions with a number of entities that are related to us, such as joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government, such as state-owned entities. See Note 44 to our consolidated financial statements for further details on our related party information.
Purchases of Equity Securities By the Issuer and Affiliated Purchasers
As of December 31, 2009, we had repurchased 490,574,500 shares of Common Stock equivalent to 2.43% of the issued and outstanding Common Stock for a repurchase price of Rp4,264,073 million, including broker and custodian fees. Under our three stock repurchase plans, we repurchased a total of 118,376,500 shares in 2006, 126,364,000 shares in 2007, 245,834,000 shares in 2008. For the period from January 1 to December 31, 2009, we did not repurchase any shares of Common Stock. See note 28 to our consolidated financial statements.
We plan to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.
          ,

ABOUT TELKOM
PT Telekomunikasi Indonesia, Tbk. (“TELKOM”, “Company”, “we” or “our”) is the largest telecommunication and network services provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries.
By the end of 2009, our customer base had grown 21.2% to 105.1 million customers. We are now serving 8.4 million fixed wireline telephone subscribers, 15.1 million fixed wireless telephone subscribers and 81.6 million mobile telephone subscribers.
As of December 31, 2009, the majority of our Common Stock was owned by the Government, with the remaining under public ownership. Our shares are traded on the IDX, the NYSE, the LSE and are publicly offered without listing in Japan. Our share price on the IDX on December 31, 2009 was Rp9,450. At the end of 2009, our market capitalization was Rp190,512.0 billion, or 9.43% of the total market capitalization of the IDX.
To meet the challenges of the growing demand for seamless connectivity and mobility, we have broadened our business portfolio to encompass TIME — telecommunications, information, media and edutainment. By enhancing our infrastructure, deploying next generation network technology and mobilizing synergies across the group, we are enabling and empowering home and business customers by delivering greater quality, speeds, reliability and customer service.

VISION
To become a leading InfoComm player in the region.
MISSION
—	To provide one-stop InfoComm services with excellent quality and competitive price.

—	To be the role model as the best managed Indonesian corporation.
OBJECTIVES
Creating superior position by strengthening our legacy business and growing new wave business to achieve 60% of industry revenue by 2015.
STRATEGIC INITIATIVES
1.	Optimize our fixed wireline (“FWL”) legacy.

2.	Consolidate & grow Fixed Wireless Access (“FWA”) business and manage wireless portfolio.

3.	Invest in broadband.

4.	Integrate enterprise solutions and invest in wholesale.

5.	Integrate Next Generation Networks.

6.	Expand into IT services.

7.	Expand to media and edutainment business.

8.	Streamline our subsidiary portfolio.

9.	Align our business structure and portfolio management.

10.	Transform our corporate culture.

SIGNIFICANT EVENTS 2009
JANUARY
Telkom & Garuda Indonesia Officially Open the Integrated Contact Center
Mohammad Nuh, the Minister of Communication and Information Technology, officially opened Garuda Indonesia’s Contact Center. The event, which took place in Jakarta on January 15, was also attended by our President Director Rinaldi Firmansyah and Garuda’s President Director Emirsyah Satar. The contact center functions as an integrated information center, to make reservations and provide Garuda Frequent Flyer (GFF) services, among others. The Contact Center service will be managed and operated by our subsidiary, PT. Infomedia Nusantara, which has extensive experience in managing such services.
MAY
Telkom Launches the Indigo Fellowship 2009
We launched Indigo Fellowship 2009 in Jakarta on May 25, a social responsibility program that aims to help creative Indonesians develop their own business utilizing digital technology, through, among others, supporting the linking and matching of start up businesses with the information and communication technology-based creative industry. The launch event was attended by Rinaldi Firmansyah, our CEO, Indra Utoyo, Director of IT & Supply, Ermady Dahlan, Director of NWS and senior leaders of the TELKOM Group.
JUNE
2009 AGMS was Held with 7 Main Agendas
Our 2009 Annual General Meeting of Shareholders was held in Jakarta on June 12 and discussed seven agenda items.
JULY
Telkom is Awarded Wireless Broadband Access Licenses for the 2.3 GHz Frequency
We were awarded licenses to operate Packet Switched Based Local Fixed Networks for the 2.3 GHz frequency in Central Java, East Java, Papua, Maluku and North Sulawesi through an e-auction on July 15.
AUGUST
Coalition between SOEs — Telkom and HIMBARA
The Association of State Banks (Himbara), which comprises of Bank Mandiri, BRI, BNI 46 and BTN, implemented a joint venture with Telkom to make transactions easier and more efficient for customers. The event, which took place in Jakarta on August 28, was attended by Sofyan Djalil, State Minister for SOE, HIMBARA’s CEO and our CEO, Rinaldi Firmansyah.
SEPTEMBER
Telkom Organizes Humanitarian Aid for the West Sumatra Earthquake Victims
In a show of solidarity with the victims of the West Sumatra (Padang-Pariaman) earthquake, we provided humanitarian aid to help restore telecommunication services, particularly in hospitals, refugee camps and command posts. We also provided a toll-free telephone number for information on the earthquake situation, free telephone calls, medical services, the construction of the Speedy Press Center and satellite services to send information.
Safe Return Home with TelkomGroup
On September 18 in the Eastern Parking Lot of Bung Karno Stadium, Jakarta, Minister of Communication and Information Technology Mohammad Nuh bid farewell to 4,402 people who were participating in the 2009 Safe Return Home with TelkomGroup (Mudik Nyaman Bersama TelkomGroup Peduli). With the assistance from the police, the Transportation Agency and various sole agents, TelkomGroup set up various command posts along the way to anticipate the heavy traffic, both going home and coming back. It also provided video streaming accessible through hand phones or computers in 33 locations.
Aid for the Tasikmalaya Earthquake Victims from the Post and Telecommunication Community
To show support for the victims of the Tasikmalaya earthquake, the Minister of Communication and Information Technology, together with members of the post & telecommunications community, made a visit to Cigalontang village,

Tasikmalaya district, on September 9. During the visit, donations were made of immediate aid such as basic food supplies, blankets, free telecommunication services, health services, a public kitchen and clean water, as well as long-term aid from Tunasis SMS. This was the revenue that would come from public donations by SMS during the following month, which would be used to repair damaged schools.
The Minister of Communication and Information Technology Attends the Launch of the IPTV Trial
The Minister of Communication and Information Technology, Mohammad Nuh, handed over certification for the management of Internet Protocol Television/IPTV (based on Ministerial Decree No. 30/PER/M.KOMINFO/8/2009) to our CEO, Rinaldi Firmansyah. At the same time, we launched the IPTV trial in the presence of the Minister and Ministry officials, as well as various other related parties in Jakarta on September 8.
IPTV is the convergence of television broadcast and telecommunications services (voice, text, data, and video). This service is supported by broadband infrastructure. To deliver broadband access, we already have a telephone cable network that reaches 8.7 million homes. Content, meanwhile, can be provided through our own pay TV network.
OCTOBER
The Introduction of the New Telkom Indonesia
Our transformation of our business was followed by a new corporate identity to support our position as the only TIME (Telecommunications, Information, Media and Edutainment) company in Indonesia. The debut of the New Telkom Indonesia took place on October 16 in Jakarta and it was officially launched by our CEO, Rinaldi Firmansyah, Chairman Tanri Abeng, Minister of Communication and Information Technology, Mohammad Nuh, and State Minister of SOE, Sofyan Djalil. The grand launching of New Telkom Indonesia took place a few days later on October 23 at Djakarta Theater along with the Indigo Awards ceremony, and was broadcasted live on Trans TV.
Celebrating Telkom’s 153rd Anniversary
Our153rd anniversary was on October 23, 2009 and 2009 was the first year in which all of our staff throughout Indonesia celebrated the day. The event commemorated the introduction of the first telecommunications service in Indonesia, which was in the form of an electromagnetic telegraph connecting Jakarta and Bogor in October 1856.
InSure Net is Launched by the State Minister of SOE
Sofyan Djalil, the State Minister of SOE, officially launched InSure Net (Indonesia Insurance Shared Service Platform) and ASGARA (Asosiasi Asuransi Negara) in Jakarta on October 15. InSure Net is a platform for online collaboration and transactions to improve efficiency and productivity as well as service quality of insurance companies. InSure Net links insurance companies with other players in the health industry, such as pharmacies, health service providers, regulators, financial institutions.
NOVEMBER
The President of Indonesia Launches the Palapa Ring Project
On November 30, the President of Indonesia, Susilo Bambang Yudhoyono, officially commenced the construction of the Palapa Ring for the southern part of Eastern Indonesia. This is a fiber optic installation program that connects Mataram, West Nusa Tenggara to Kupang, East Nusa Tenggara. By integrating the fiber optic networks in western, central and eastern Indonesia, the nation’s Information Communication Technology (“ICT”) infrastructure will be realized as the TELKOM Super Highway. The national fiber optic network, which will reach 33 provincial capitals and 440 districts throughout Indonesia, will become the backbone for all telecommunications operators and users who need high speed data transfer, or broadband.
Support of Nawala Launch by the Minister of Communication and Information
On November 17 in Jakarta, along with Awari (Indonesian Association of Internet Cafes), we introduced a domain name system (DNS) known as Nawala. This is a free service for internet users that provides filtering of negative and pornographic content as well as blocking malware, phishing, etc. The MoU was signed by Ruslam Rustam, Executive General Manager of Multimedia, and Irwin Day, Awari’s Chairman, witnessed by Tifatul Sembiring, the Minister of Communications and Information Technology, Kak Seto Mulyadi, Chairman of the National Commission on Children’s Welfare, Ermady Dahlan, our Director of NWS and Indra Utoyo, Director of IT & Supply at Telkom.

AWARDS 2009
FEBRUARY
Telkom and Telkomsel Win Top Brand Awards 2009
Our Company, represented by I Nyoman G Wiryanata, Director of Consumer, received awards in the Internet Service Provider (Speedy & TELKOMNet Instan) and CDMA (Flexi Trendy & Flexi Classy) categories during the Top Brand Awards held in Jakarta on February 10. Telkomsel represented by its CEO, Sarwoto, received an award in the Cellular SIM Card category for simPATI & kartuHALO.
Telkom Receives the 2008 Indonesian Corporate Social Responsibility Award from the Minister of Social Welfare
We received six awards in the 2008 Indonesian CSR Awards in Jakarta, including a Platinum Award for social, economic and environmental concern. Faisal Syam, Director of HCGA, accepted the award from Bachtiar Chamsyah, Indonesia’s Minister of Social Welfare. We also received a Gold Award in the social concern category, Silver in the economic, social and environmental concern category, 1st prize in the social, economic and environmental concern category for our Division 1 and 2nd place in the field of economic, social and environmental concern category for our Division V.
APRIL
Telkom was Ranked 675 on the Forbes Global 2000
We were ranked 675th on the Forbes Global 2000 list, based on our market value of US$10.60 billion, profits of US$7.41 billion and assets of US$8.74 billion. This was our third listing on the Forbes Global 2000 list, and our rank has climbed from 835 in 2007 to 729 in 2008, and 675 in 2009, which was also the highest rank among the six Indonesian companies on the Forbes Global 2000 list.
MAY
Telkom Awarded for Best Contact Center Operation
Through our Contact Center 147, along with Infomedia, we participated in the Indonesian Contact Center Awards presented by ICCA (Indonesian Contact Center Association) from April 28 through May 29, 2009. We won Gold Awards for Best Operational Contact Center and Best Business Contribution, and Bronze Awards for Best Technology Innovation and Best Manager above 100 seats.
JUNE
Telkom Receives an Asia Pacific Contact Center Award
ContactCenterWorld.com awarded us with a Silver Award for the Best Outsourcing Partnership — Asia Pacific 2009. The presentation was made at the Contact Center Asia Pacific Top Performer 2009 event on June 26 in Singapore. More than 1,000 participants took part in this event, including those from Singapore, Malaysia, Pakistan and Australia.
Both TelkomFlexi and Telkomsel Receive Two 2009 Cellular Awards
TELKOM Flexi received awards for Best Customer Care Operator and Best CDMA Operator at the 6th Cellular Awards on June 24 in Jakarta, organized by the MARS survey institute and Seluler Magazine. Seluler Magazine also crowned Telkomsel as Best Operator and Best GSM Operator.
JULY
Telkom wins Best Company, Rinaldi Firmansyah is CEO of The Year 2009
We were proclaimed Best Company in the Infrastructure, Utilities and Transportation category at the Bisnis Indonesia Awards in Jakarta on July 23. At this event, Mr. Rinaldi Firmansyah, our CEO, was also presented with an award as CEO of the Year 2009.
AUGUST
Telkom Receives Two 2009 IMAC Awards
We received the Indonesia’s Most Admired Companies (IMAC) Award 2009 in the Telecommunications category, based on a survey by Business Week magazine and Frontier Consulting Group. The award was presented by Handi Irawan, Chairman of Frontier Consulting Group, to I Nyoman G. Wiryanata, our Director of Consumer, in Jakarta on August 12. In addition, we also received an award for the Most Sustainable Corporate Image 2009, based on the company’s performance, quality, attractiveness, responsibility and communication strategy. The judging took place in Jakarta on July 28-29.

SEPTEMBER
Telkom Receives an ICSA 2009 Award
We received the Indonesian Customer Satisfaction Award (ICSA) 2009 in the Internet Service Provider Wireline/Fixed category for Speedy. The award was presented by Handi Irawan, Chairman of Frontier Consulting Group, to I Nyoman G. Wiryanata, our Director of Consumer, in Jakarta on September 3.
OCTOBER
Telkom Receives Best of the Best e-Company Award 2009
We were presented with the Best of the Best e-Company Award 2009 in the Warta Ekonomi e-Company Awards 2009 in Jakarta on October 29. This was awarded for our success in implementing information technology that is able to boost the company’s performance. The award was presented by Mario Alisjahbana, Warta Ekonomi’s CEO, to Indra Utoyo, Director of IT & Supply.
Telkom Receives Zero Accident and K3 Management System Awards
In recognition of our success in implementing the Safe and Healthy Work Environment (K3) Program, we received a 2009 Zero Accident Award from Erman Soeparno, the Minister of Manpower and Transmigration, in Jakarta on October 14. This award, for the best safety record in the telecommunications sector, was presented to our East Java’s Division V. We also received 18 awards for our K3 Management System (SMK3).
NOVEMBER
Telkom Wins the Best of The Best Frost & Sullivan Telecoms Award 2009
Eugene Van de Weerd, Country Director of Frost & Sullivan, presented the award to I Nyoman G. Wiryanata, Director of Consumer, during the 2009 Frost & Sullivan Indonesia Telecoms Awards that took place in Jakarta on November 11. We received awards for Best of the Best Service Provider of the Year, Data Communications Service Provider of the Year and Broadband Service Provider of the Year. Moreover, Telkomsel also received an award for Mobile Service Provider of the Year. Both our Company and Telkomsel have successfully maintained this achievement for two years in a row.
RBT Angklung Flexi Receives MURI Awards
On November 14, Telkom Flexi Division received two awards from the Indonesian Museum of Records (MURI). The first was for its unique achievement in inspiring 4,500 angklung players to play at one performance. The other award was for pioneering and promoting the musical Ring Back Tone (RBT) collaboration “Telkom Flexi bukan Telepon Biasa” with the involvement of 4,500 angklung players. The awards were presented by Jaya Suprana, Chairman of MURI, to I Nyoman G. Wiryanata, Director of Consumer, and Triatna Mulyatsa, EGM of our Flexi Division.
DECEMBER
Telkom Receives IHCS Award 2009
We received an award for Telecommunications Company with the Best Managed HR Management during the Indonesian Human Capital Study 2009. The award was received by Faisal Syam, Director of HCGA, in Jakarta on December 22. We were deemed to have the best HR management among other telecommunications companies.
Telkom Wins an Award for Best of ISRA 2009
We received the Best of Indonesia Sustainability Reporting Awards (ISRA) 2009 in the Financial, Infrastructure, Utilities and Transportation as well as Trade, Service and Investment category. The event was held by the National Center for Sustainability Reporting (NCSR), Indonesia-Netherlands Association, Institute Akuntan Manajemen Indonesia and Indonesia’s Ministry of Environment. The award was presented by Gusti Muhammad Hatta, Indonesia’s Minister of Environment, to Faisal Syam, Director of HCGA in Jakarta on December 22.
Telkom Receives a 2009 Investor Award
We received a 2009 Investor Award as the Best SOE in the Non-Financial Institution Telecommunications Sector category from Investor Magazine. The award was presented by Said Didu, Secretary of the State Ministry of SOE, to Desnaidi Aziz, AVP Marketing Communication, in Jakarta on December 10.
Telkom dubbed 2009 Aspiring Company by Warta Ekonomi
We were ranked the highest among the top 15 companies nominated as 2009 Aspiring Companies by Warta Ekonomi magazine. An aspiring company is the best in its industry and is also perceived as a company that is large, renowned and well-managed. The rating was based on Warta Ekonomi’s survey carried out in September 2009. The award was presented by Mario Alisjahbana, Chief Editor of the magazine, along with Fadel Muhammad, Minister of Maritime Affairs & Fisheries, to Rinaldi Firmansyah, our CEO, in Jakarta on December 4. TELKOM has also demonstrated good HR management through its career and competency development programs.

President Commissioner’s Report
Dear Shareholders,
Our strategy of ‘sustaining growth competitively’ was reflected in our 2009 performance. In spite of intense competitive pressure and the drastic decline in pricing in recent years, Telkom has continued to achieve solid growth while maintaining its leadership position in the industry. Our total revenue of Rp 64,596.6 billion and net income of Rp11,332.1 billion increased 6.4% and 6.7%, respectively.
We have seen significant growth in our customer base in each of our markets. Our market share across all business segments has improved. We were able to slow the expected decline in our legacy businesses through strategic promotions. At the same time, our new wave revenues grew by 82.8%, with a significant growth in internet revenue. This is a commendable achievement by our management.
The industry climate has been severe. Three to four years ago, the Indonesian telecommunications industry enjoyed the highest ARPU in Asia. Now it is among the lowest in the region. Over the same period, competition has intensified and, more recently, the global economy has been in deep crisis. Despite these challenges, Telkom has strengthened its position, improved profitability and delivered growth. This is a credit to Telkom’s strategic direction and strong execution by the management, and it is good news not just for our investors and employees, but for our wider community of stakeholders: our government and our society.
We are also satisfied with the way the Board of Directors is managing the future of the Company in order to create long-term value by sustaining this growth. To achieve this goal, we initiated a far-reaching transformation to address the rapid evolution taking place in communications and information. To maintain our dominant position in the industry, we began to expand our portfolio from voice services to include information, media and edutainment, or “I.M.E”.
Our transformation from a monopolistic domestic corporation to a dynamic player in a highly competitive industry is having a profound impact on the character of the organization. We have shifted from being closely focused on our product—in our case, our networks—to being a customer-orientated company; from focusing on the domestic information and communications market to positioning ourselves to capture regional and global opportunities as a TIME operator.
To acknowledge and embrace this fundamental strategic change, we launched our new corporate identity in 2009. Our new identity communicates, to all our stakeholders, that we are changing, not just in terms of products and services we offer but also in terms of the boundaries within which we operate. It will, in addition, help to drive the internal transformation in the culture of the entire group.
Investing in our new identity was a strategic move. But of course, identity alone does not deliver performance; on the contrary, it is our performance that will give value to the identity. Thus our investment has reinforced our responsibility to deliver results. With a sound and clear-sighted strategy, realistic operational plans, capable human resources and visionary management, we will.
I believe that one of the keys to our resilience in these challenging times is the strong spirit of collaboration and openness between the two Boards. Having such a robust core, working as a team, enables us to manage the external factors and maintain the company’s strategic direction. This synergy has been achieved because the BoC and BoD have a shared objective: to grow the company competitively. The Commissioners’ supervisory function is not compromised; on the contrary, supervision is more effective because our perceptions of the Company’s goals and how they are to be achieved are aligned.
In our task of supervising our Company’s direction and activities, we are supported by several committees to ensure that procedures are adhered to and the proper standards of integrity upheld. One of the most important of these is the Audit Committee, which, in the spirit of openness I mentioned above, also enjoys full access to and the cooperation of the BoD. The activities of the Audit Committee during 2009 are detailed later in this Annual Report.
Another key supervisory organ is the Planning and Risk Monitoring & Evaluation Committee. This is a critical and ongoing part of the planning process and is one of our strengths, contributing to the overall governance regime. However, while our listing on the NYSE and our last Sarbanes-Oxley audit are evidence of our ability to comply with the strict U.S. regulatory system, we will continue to strengthen our internal controls, transparency and accountability.
We have continued to invest in educational, health and community development across the country. One of the most important ways of delivering real benefits to disadvantaged communities is by leveraging their access to information and communication. Our initiatives in this field are enabling people to engage with the digital era and transform their lives.

In 2009 we again reached out to communities in need, delivering emergency aid and relief to the victims of a massive earthquake in Padang as well as to people in other parts of the country who bore the impact of disasters that garnered fewer headlines but were no less devastating for the affected communities.
Our transformation is not without risk. As we expand our portfolio from the inherently conservative telecommunications sector to position ourselves in the more innovative and dynamic information, media and edutainment market, we are exposed to new and/or different risks, which we have taken steps to mitigate. A large proportion of our risk, however, remains associated with regulatory issues in the field of telecommunications, particularly licensing. Regulation can have an immense impact on the industry and on our customers. It is our responsibility, as incumbent, to ensure that regulators and legislators recognize that telcos must be profitable in order to invest in innovation and expansion that will benefit customers—and the nation as a whole—in the long term. To this end, we have continued to engage positively and collaboratively with the regulators to ensure that the interests of all stakeholders are fairly represented and protected.
We are in agreement with the BoD that our key challenges for the coming year are to maintain our leadership position and capture opportunities in the new wave business. We will continue to work hard to expand the range of services, content and applications that we can offer to both individuals and business customers, and to deliver the high quality network platforms and increased bandwidth to support them.
On behalf of the Board, I’d like to thank all our customers for their loyalty and support. My thanks are also due to our BoD and employees for their hard work and dedication to our vision. Finally, I would like to express my sincere appreciation to our shareholders for their confidence and trust in us as we look forward together to another year of delivering value and excellence.
Tanri Abeng
President Commissioner

Report from the President Director
The future of our industry is TIME (Telecommunications, Information, Media and Edutainment). Several years ago, we realized that it would be an increasing challenge for Telkom to fulfill the expectations and aspirations of our shareholders, customers, or indeed, the nation, if we remained solely a telecommunications operator. As new and unprecedented modes and volumes of communication emerged, driven by cellular, satellite, digital and broadband technologies, we saw that our future would rest on our ability to provide seamless access to a huge diversity of information, media and edutainment across a wide range of platforms.
As a result, we embarked upon a far-reaching transformation that is now on going. While maintaining our legacy business of fixed line and cellular voice services, we have strategically built our portfolio of new wave businesses, including broadband, IT and enterprise services and content with a view to sustaining competitive growth.
In 2009, this strategy delivered. Telkom maintained its position as the industry leader, not only in the fixed wireline business but also in the fixed wireless and cellular markets, with 58% and 49% market shares respectively. We have continued to see strong growth in our new wave businesses, particularly fixed and mobile broadband. In fact the new wave business is already contributing 15.6% of our consolidated revenues in 2009. However, for Telkom itself, new wave accounted for 23.8% of total revenue in 2009, which is slightly ahead of expectations and bodes well for the future, as our income from traditional voice services will be less dominant.
During 2009, our consolidated net income was Rp11,332.1 billion, an increase of 6.7% compared to 2008, and equivalent to 100.8% of our target. Meanwhile, net income margin stood at 17.5% in 2009, representing an achievement of 105.4% of our target net income margin.
This financial performance was supported by TELKOM’s solid operational performance. In terms of serving customers, we are now serving 105.2 million customers from our cellular, fixed wireless and fixed wireline businesses, representing an achievement of 106% of our target. This increase was led by our cellular business, which brought in another 16.34 million customers, achieving 162% of our target for 2009.
We also succeeded in accelerating deployment of our investments in 2009. Development of the NGN infrastructure is well under way, and we expect triple play infrastructure to be deployed in June 2010. Telkom is also participating in two submarine cable consortia, the Asia-American Gateway, which is now complete, and the Palapa Ring, which will be ready by early 2011. These investments will significantly enhance our broadband capacity and allow us to offer better pricing and bandwidth to our customers. Another major investment is the Telkom 3 satellite, which, when launched in 2011, will critically boost our communication and broadcasting capabilities.
This positive performance notwithstanding, we faced a number of constraints in 2009, including the decline in wireline and interconnection revenues, declining ARPU from cellular services and stable revenues from the fixed wireless business. The decline in fixed wireline revenues—our legacy business—is an inevitable consequence of the shift towards wireless telephone use. The weakening of interconnection revenues since 2007 is largely attributable to the application of new cost-based interconnection provisions, which came into effect on January 2007. At the same time, tight competition in the wireless business drove down ARPU for cellular services and stabilized TELKOM Flexi’s fixed wireless revenues.
While there is certainly scope for further improvement in terms of streamlining corporate bureaucracy, improving competencies and enhancing synergy within the company and across the group, we have clear roadmaps to address these issues. Joint training for Telkom group employees is already underway. We are encouraging our subsidiaries to make full use of the resources already available within the group in order avoid duplicating investments. For example, Telkomsel, our cellular operator, is using Telkom networks; in turn, Telkomsel’s towers are used for our fixed wireless provider, Flexi. Both Telkom and Telkomsel are beginning to access Infomedia’s call center capabilities, while for IT services, they are using Metra.
Our 2009 results contributed to a solid financial foundation that enabled the Company to proceed confidently despite the challenging business environment that prevailed in 2009. More importantly, they provide a robust platform for continued, sustainable and profitable growth.
Telecommunications today is a fundamental driving and enabling force, not just in business, but reaching deep into people’s everyday lives. But the face of telecommunications is changing rapidly. The traditional fixed wireline sector—Telkom’s legacy business—went into decline as consumers shifted to cellular services that were better suited to increasingly mobile lifestyles and business modes. But even growth in the cellular business can now no longer match that of recent years, which is why Telkom has actively sought out new areas to ensure the competitive growth of the company over the long term. These new wave businesses—which include fixed and mobile broadband (Speedy and Telkomsel

Flash), and the enterprise business—are our key growth drivers for the future. In 2009 our new wave revenues grew by 82.8%, and we expect growth to continue to be strong in 2010. The impact on Telkom’s unconsolidated revenue is also significant, with a growth of 42.3%.
The increasing emphasis on the new wave business was the foundation for the Company’s transformation. This has entailed not just the addition of new business units but a fundamental change in our network infrastructure, organization and corporate culture. We are no longer merely the incumbent in the domestic telecommunications industry; we are aiming to be a leading, innovative player in the digital information, media and edutainment business as well. All of the Telkom group’s investment, infrastructure development and capacity building today is focused on delivering significantly enhanced access, quality and choice for our customers.
As our transformation draws towards its conclusion we are working to strengthen the synergies across the Telkom group. With a portfolio of companies that includes IT, content, media and cellular businesses, we have an enormous diversity of resources that can be accessed and shared in pursuit of our strategic goals. Over the last year, these synergies have gathered momentum, not just between Telkom and its subsidiaries but among the subsidiaries as well. We are beginning to deliver value added services seamlessly through all our business outlets. And as the movement of people and ideas within the group becomes increasingly fluid, it is having a profound impact on the dissemination and embedding of the Telkom culture in each of our business units.
Such a far-reaching change in our culture and outlook demands a rejuvenated corporate image, and in 2009 we launched a dynamic new identity that reflects our repositioning and symbolizes the bright future that lies ahead.
The core of our Company has always been our people, and they have been a key focus of Telkom’s transformation. Through a Company-wide program of training, orientation and competency development, our employees across the group have been engaging with Telkom’s new organizational culture and direction. Our Early Retirement Program has played an important role in this transformation, as 1,336 employees chose voluntary termination in 2009, leading, for the first time, to a fall in personnel costs. The result is an efficient, highly competent workforce that is fully aligned with Telkom’s vision for the future and with the demands of a forward-looking TIME company.
We remain committed to high standards of integrity and responsibility in all that we do. Our progress in exercising ever stricter supervision over compliance, internal controls and transparency is reflected in our 2008 Sarbanes Oxley audit, which for the first time found no material weaknesses. We continued to strengthen our governance processes in 2009, and at the end of the year Telkom was recognized as the ‘Most Trusted Company’ in the non-bank category in an independent evaluation by the Indonesian Institute of Corporate Governance. Our drive to uphold and improve sustainable and responsible business practices extends to our concern for the communities in which we work.
In 2009 we continued to engage constructively and proactively with industry regulators and lawmakers to find solutions that will be in the best interests of customers, the industry and all our stakeholders. While it is a priority for Telkom to bring all the benefits of emerging technologies to customers as quickly as possible, this must be done within the framework of responsible regulation that supports fair competition.
In 2010 Telkom will enter an important phase of the transformation. Our overarching focus will be on getting closer to our customers by being more responsive to their need for connectivity. Our priority, therefore, is to become a provider not just of infrastructure but of value added services: to deliver integrated, mobile, seamless access to content and applications and innovative pricing, resulting in a better and more complete customer experience.
To do this we will continue the structural reorganization of the company to increase flexibility and maximize the potential of our key revenue generators. At the end of 2009 we established separate divisions for Business Services (to serve small to medium enterprises), Consumer Services (to serve retail customers), Enterprise & Wholesale and Flexi. The result will be a more focused, efficient and customer-driven organization.
There are challenges that lie ahead, but we prefer to see them as opportunities. One of these challenges is to mitigate the decline of the legacy business. While this decline is inevitable, we will continue to slow its pace by offering advantageous programs such as more progressive flat tariffs. We will also seek to maintain the growth of fixed and mobile broadband at its current rate by continually improving the network, including through our investment in submarine cables, and by offering attractive pricing and content. Both our Mojopia portal and IPTV will be launched in 2010. Another priority is to sustain growth in our Flexi fixed wireless and cellular businesses by enhancing networks, coverage, quality and capacity. Given that broadband, wireless and cellular penetration is still comparatively low in Indonesia, we expect to be able to maintain our leading position in all these markets.

The business opportunities for sustained and competitive growth are there. Our focus now must be on ensuring that our business organization and human resources are aligned to these opportunities that are there. With the discipline that comes from long experience as a market leader and the deep resources for innovation and adaptability within our organization, driven by a clear strategic vision, we are confident of achieving this.
In closing I would like to acknowledge the cooperation and guidance of our Board of Commissioners in steering our Company through the transformation process and in setting, and achieving, our strategic goals. Most importantly, I would like to thank all our customers and shareholders for your support and assure you of our continued commitment to delivering our best.
Rinaldi Firmansyah
President Director/ CEO

TELECOMMUNICATIONS INDUSTRY IN INDONESIA
Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As was the case in other developing countries, the expansion and modernization of the telecommunications infrastructure played an important role in the country’s general economic development. Moreover, the nation’s large population and rapid economic growth have led to significant demand for telecommunications services.
The Government exerts regulatory authority over the telecommunications sector, primarily through the MoCI. The Government has historically permitted a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. Further regulatory reforms that came into effect in September 2000 were intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry. At that time, the deregulation of the telecommunications sector was closely linked to the national economic recovery program supported by the International Monetary Fund (“IMF”).
Fixed line penetration is low in Indonesia when measured against international standards. According to a TELKOM internal study, as of December 31, 2009, Indonesia had an estimated fixed line penetration (including fixed wireless subscribers) of 14.9% and an estimated cellular penetration of 71.9%.
We believe that there are a number of significant trends in the telecommunications industry in Indonesia. These include:
•	Continued growth. We believe that the telecommunications industry will continue to grow, as continued development of Indonesia’s economy is expected to increase demand for telecommunications services.

•	Migration to wireless networks. We anticipate that wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services.

•	Increasing competition. We anticipate an increasingly competitive Indonesian telecommunications market as a result of the Government’s regulatory reforms.
REGULATIONS
Overview
The framework for the telecommunications industry is comprised of specific laws, government regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s policy on Telecommunications,” contained in Ministry of Communications (“MoC”) Decree No. KM 72 of 1999 dated July 20, 1999. This was intended to:
•	increase the sector’s performance in the era of globalization;

•	liberalize the sector with a competitive structure by removing monopolistic controls;

•	increase transparency and predictability of the regulatory framework;

•	create opportunities for national telecommunications operators to form strategic alliances with foreign partners;

•	create business opportunities for small and medium enterprises; and

•	facilitate new job opportunities.
Current telecommunications law is embodied in Law No. 36/1999 (“Telecommunications Law”), which became effective on September 8, 2000.
Telecommunications Law
The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition. The Telecommunication Law establishes substantive principles. Detailed provisions implementing the Telecommunications Law are provided in the regulations, ministerial decrees and decrees of the DGPT.
The Telecommunications Law eliminated the concept of “organizing entities,” ending TELKOM’s and Indosat’s status as organizing entities with responsibility for coordinating domestic and international telecommunications services, respectively, for the industry. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Government is an impartial policy maker and supervisor of the telecommunications sector. To ensure transparency in the regulatory process under the Telecommunications Law, an independent regulatory body was established in July 2003 to regulate, monitor and control the telecommunication industry. The Indonesian Telecommunications and Regulatory Body (“ITRB”) comprises officials from the DGPT and the Committee of Telecommunication Regulations and is headed by the Director General of Post and Telecommunication Services. MoC Decree No. 67/2003 stipulated the relationship between the MoC, from which telecommunications regulatory responsibility was transferred to the MoCI in February 2005, and the ITRB. As part of its regulatory function, the ITRB is authorized to (i) carry out the selection or evaluation for licensing of telecommunications networks and services in accordance with the MoCI’s policy, and (ii) propose to the MoCI about the operation performance standards for telecommunications networks and services, service quality standards, interconnection charges and equipment standardization. As part of its monitoring function, the ITRB is authorized to monitor and is required to report to the MoCI on (i) the implementation of the operation performance standards for telecommunications networks and services, (ii) the competition among network and service operators, and (iii) compliance with the utilization of telecommunication equipment in accordance to the applicable standards. As part of its controlling function, the ITRB is also authorized to control and required to report to the MoCI regarding (i) the facilitation of any dispute resolution among network and service operators, and (ii) the control of the use of telecommunications equipment and implementation of service quality standards. Decisions of the ITRB are in the form of a DGPT decree.
New Service Categories
The Telecommunications Law organizes telecommunications providers into three categories:
(i)	telecommunications network providers;

(ii)	telecommunications services providers; and

(iii)	special telecommunications providers.
Licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network.
A telecommunications service provider is licensed to provide services by leasing network capacity from other network providers. Special telecommunications licenses are required for providers of private telecommunications services for purposes relating to broadcasting and national security interests. MoCI Regulation No. 01/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding the Operation of Telecommunication Network and MoC Decree No. KM 21/2001 dated May 31, 2001 regarding the Operation of Telecommunication Services (as amended by Decree No. KM 30/2004 dated March 11, 2004, MoCI Regulation No.07/P/M.KOMINFO/04/2008 dated April 4, 2008 and MoCI Regulation No.31/PER/M.KOMINFO/09/2008 dated September 9, 2008) implement the provisions of the Telecommunications Law regarding these new categories of telecommunications network and services operations.
Digital technology is developing rapidly, and increasingly in the direction of convergence, or the integration of telecommunications, data, information and broadcasting services. This has given rise to the issuance of a number of regulations that specifically bring several aspects of those fields together:
•	Law No. 11 of 2008 dated April 21, 2008 concerning Electronic Information and Transactions (“Law No.11/2008”) regulates the means by which TELKOM may operate and expand its business in information and electronic transactions, including e-payment. Regulations to implement this law have not yet been brought into force.

•	Ministerial Decree No.30/PER/M/KOMINFO/8/2009 regarding IPTV (Internet Protocol-based TV) provides the regulatory platform for TELKOM to deliver its new IPTV, Net TV and Web TV services, in the interests of creating value-add for existing wireline infrastructure.
Competition
Despite the termination of exclusivity rights, the Government does not prohibit or discourage operators from attaining a dominant position with regard to the telecommunications services. The Government, however, does prohibit operators from abusing a dominant position. In March 2004, the MoC issued Decree No. 33/2004 (adopted pursuant to Law No. 5/1999, preventing monopolies and unfair competition), which sets forth measures to prohibit the abuse of their dominant position by network and service providers. Dominant providers are determined based on factors such as scope of business, coverage area of services and whether one controls a particular market. Specifically, the Decree prohibits a dominant provider from engaging in practices such as dumping, predatory pricing, cross-subsidies, compelling consumers to use such provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).

The recent enactment of KPPU Regulation No. 1/2009 on Pre-Notification of Mergers, Consolidations, and Acquisitions, along with its Implementing Guidelines is expected to provide further legal certainty in the business environment in Indonesia, especially for those intending to enter into M&A transactions. It is intended to control anti-competitive M&A activity. For that purpose, KPPU engages “pre-notification” and “post-notification” to KPPU. The former is voluntary and can be filed prior to the merger, while the latter is compulsory and must be filed after the merger.
KPPU also has the authority to supervise foreign transactions that may have an unfavorable effect on the Indonesian market, as governed under Law 5/1999. This covers (a) mergers of foreign companies, one of which operates in Indonesia, (b) mergers between foreign and domestic companies (whether or not operating in Indonesia), or (c) any other form of merger that has a foreign nature.
Interconnection
Subject to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity.” This means that a network provider must permit interconnection of its networks with any other network operator, and that interconnection fees have to be agreed by each network provider and calculated in a transparent manner. The Telecommunications Law provides guidance with respect to the interconnection scheme between telecommunication network providers. In February 2006, MoCI issued Regulation No.8/Per/M.KOMINFO/02/2006 on Interconnection (“Regulation No.8/Per/M.KOMINFO/02 /2006”), which mandated a cost-based interconnection tariff scheme for all telecommunications network and services operators. Under the new scheme, the operator of the network on which calls terminate would determine the interconnection charge based on a cost-based formula.
Pursuant to Regulation No.8/Per/M.KOMINFO/02/2006 and ITRB Letter No. 246/BRTI/VIII/2007 dated August 6, 2007, we submitted an update to our Reference Interconnect Offer (“RIO”) to ITRB in October 2007, which covers adjustments for operational, configuration, technical and service offerings. In December 2007, TELKOM and all network operators signed new interconnection agreements that replaced all interconnection agreements between TELKOM and other network operators including amendments of all interconnection agreements signed in December 2006. These agreements address the requirements under TELKOM’s RIO.
On February 5, 2008, the Government issued a regulation mandating tariff adjustments to the cost-based interconnection tariff regime. On April 11, 2008, pursuant to DGPT Decree No. 205 of 2008, the Government approved RIOs from dominant operators (operators controlling more than 25% of the market share), including TELKOM and Telkomsel, to replace the previous RIOs. This obligation apply to all operators and must be submitted yearly.
DLD and IDD Services
We were granted the authority to use “007” as our IDD access code. Our December 2005 interconnection agreement with Indosat enables customers of these two networks to make fixed line calls on the other service provider’s network, and allow Indosat’s mobile customers to access our IDD service by dialing “007”.
In May 2005, the MoCI issued Decree No. 6/P/M.KOMINFO/5/2005 on the Second Amendment to MoC Decree No. KM.4 of 2001 on the Implementation of the Fundamental National Technical Plan 2000 of the National Telecommunication Development (“MoC Decree No.KM 4/2001”) that authorized the use of the three digit access code in the form of “01X” and “0” access code for access to DLD services. The “0” access code is used to accommodate customers who prefer not to choose their long-distance carrier, while the “01X” access code enables customers to choose their long-distance carrier and is being implemented gradually in local areas in which we have technical capabilities to support such services.
In December 2007, the MoCI issued Decree No. 43/P/M.KOMINFO/12/2007 on the Fourth Amendment to MoC Decree No.KM 4/2001 that established access code implementation phases. We were able to start our “01X” long-distance services in April 2008 in Balikpapan and, subject to certain conditions, were required to implement our “01X” access in all remaining areas by September 27, 2011. However, this Decree also requires that we implement DLD fixed wireline or fixed wireless network access to other operators before such deadlines if Indosat or other licensed operators achieve certain customer base thresholds. Under the Decree, we are required to open our fixed wireless network access to Indosat and other licensed operators upon Indosat or other licensed operators achieving a customer base equivalent to 30% or 15%, respectively, of TELKOM’s fixed wireless customer base. Whether the DLD access code will be implemented in other cities will be based on a study by the ITRB on Indosat and TELKOM’s fixed phone service customers and on several criteria. TELKOM must open the DLD access code of “01X” in certain area codes within 90 days after the study of the ITRB (i) if Indosat, as a second DLD operator, has FWA services with limited mobility customers of at least 30.0% of

TELKOM’s FWA services with limited mobility customers at that particular area codes or (ii) if other DLD operators have FWA services with limited mobility customers of at least 15.0% of TELKOM’s FWA services with limited mobility customers at those particular area codes.
In September 2007, the MoCI issued an IDD license to Bakrie Telecom, with international access code “009”. On December 16, 2008, the MoCI issued a DLD license to Bakrie Telecom increasing the number of DLD operators to three. As a result, the other operators, TELKOM and Indosat, were required to unlock their DLD Access Code for local fixed wireline network operators in area codes that meet the customer base thresholds.
IDD Services
In August 2001, the Government, through the DGPT, announced the early termination of Indosat’s exclusivity rights for IDD. The announcement stated the Government’s intention that we could receive a commercial license to provide IDD services by the end of 2003. We received our commercial license in May 2004 and began offering IDD fixed line services to customers in June 2004. We have upgraded our switching equipment to have International Gateway capabilities in Batam, Jakarta and Surabaya. These gateways have received certificates of operation (certificate ULO) from the DGPT. In order to connect with overseas operators, we built two microwave links to connect from Batam to Singapore and Batam to Pangerang (Malaysia). In addition, we, SingTel Mobile and CAT developed the TIS submarine cable system in 2003 connecting Batam, Singapore and Thailand. We also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) to Melaka (Malaysia), which was completed in December 2004. We also extended our international cable capacity by purchasing bandwidth capacity to connect with Hong Kong and utilized this capacity to connect to the other countries, such as the United States. We also completed developing the ground segment to connect to the Intelsat Satellite in December 2004. These preparations allowed us to begin offering customers IDD fixed line services in June 2004.
In 2009, TELKOM transferred the operation of its ongoing international submarine backbone project to its affiliate TELKOM International Indonesia (“TII”), which enhanced the connectivity of its national backbone network with the global network by completing the submarine Batam Singapore Cable System (BSCS) and the Asian American Gateway (AAG) fiber optic network connecting Singapore — Hong Kong — USA.
Convergence
On September 9, 2009, our Company and two of our subsidiaries, Telkomsel and Indonusa, were appointed to carry out the field testing of digital mobile TV. The results will be used as a foundation in the formation of mobile TV regulations. We expect that this will be our first step in acquiring a license to be a mobile TV operator.
In August 2009, MOCI issued a Ministerial Decree No.30/PER/M.KOMINFO/8/2009 on the Undertaking of Internet Protocol Television (IPTV) Services in Indonesia, which regulate TELKOM’s planned IPTV business, which is a subscription-based TV service transmitted through internet-protocol network.
As defined in the Decree, IPTV is a technology which provides convergence services in the form of radio and TV broadcasting, video, audio, text, graphic and data channeled through internet protocol connections which quality, service , security and reliability can be guaranteed, and are capable of providing communication services with users in an interactive and real time manner on standard television. Our Company has prepared the required infrastructure to support the IPTV services that make available the multimedia access (services of interactivity, internet and video in 1 access to customers). We believe that IPTV will increase the value-add of our existing wired network infrastructure (Wireline, Fiber Optic) which extends to 8.7 million lines throughout Indonesia.
Indonesian Telecommunications Regulatory Body (“ITRB”)
The ITRB was established in 2003 as the implementation agency of the Telecommunications Law. The ITRB is authorized to regulate, monitor and control the operations of the telecommunications sector. The ITRB consists of officials from the DGPT and the Committee of Telecommunication Regulations. The establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to become primarily the industry’s licenser and regulator.
The Telecommunication Traffic Clearing System (“TTCS”), also established in 2003, assists the ITRB in the performance of its functions and is responsible for all interconnection matters. ITRB, through the TTCS, will obtain data about the profile of interconnection traffic among operators to ensure transparency in the charging of interconnection fees.

In 2009, the MoCI issued Decree No.14/PER/M.KOMINFO/02/2009 dated February 25, 2009 regarding Telecommunication Traffic Clearing which regulates the transfer of the operation of the TTCS to the operators. The Government acts as a supervisor, while the operators are responsible for the system and operation. The TTCS performs as a tool for the government to maintain a check and balance mechanism for verifying operator traffic clearing data. The data is used as reference for the Government in regulating the telecommunication industry.
Consumer Protection
Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. Customers injured or damaged by negligent operations may file claims against negligent providers.
With the many advancements in telecommunication services, TELKOM has to pay special attention to its service quality. Regulations in respect of Telecommunication Consumer Protection provide a regime for standard qualities of telecommunication network for telecommunication operators. This is to ensure that the telecommunication network services provided by such operators to consumers are in accordance with the requisite standards.
Universal Service Obligations
All telecommunications network operators and service providers are bound by a USO that requires them to contribute toward providing universal telecommunication facilities and infrastructure or other forms of compensation. USO amounts we paid are as follows: Rp383.8 billion for fiscal year 2006; Rp438.5 billion for fiscal year 2007; and Rp462.5 billion for fiscal year 2008; and Rp809.6 billion for fiscal year 2009. For further information, see Note 47h to our consolidated financial statements.
Implementing Regulations
The Government has issued several implementing decrees and regulations relating to the Telecommunications Law and other laws. The table on page 40 identifies each and illustrates the licenses that we hold, the products that we offer and the laws, regulations and decrees that provide for each. The licenses that we hold include type of arrangement (Network, Service and Exclusive Telecommunications), service agreement, fundamental technical plan, standardized hardware, standard service and network quality, resource usage allocation (numbering and spectrum frequency), interconnection, basic rate and joint facilities (towers).
Regulations issued since January 2009 include the following:
•	Four regulations issued on January 19, 2009, relating to the arrangement and use of radio frequencies for wireless broadband services and the preparations for the operators granted operations on the 2.3 GHz frequency, as follows:
▪	MoCI Decree No.04/KEP/M.KOMINFO/01/2009 regarding Business Opportunities to Implement a Fixed Local Network on Switched Packets on 2.3 GHz Radio Band Frequency for the needs of Wireless Broadband, as amended by MoCI Decree No.114/KEP/M.KOMINFO/4/2009 dated April 17, 2009;

▪	MoCI Decree No.05/KEP/M.KOMINFO/01/2009 regarding the Block Stipulation of Radio Band Frequency and Wireless Broadband Zone on 3.3 GHz Radio Band Frequency for Existing Radio Band Frequency Users for the needs of Wireless Broadband;

▪	MoCI Regulation No.08/PER/M.KOMINFO/01/2009 regarding the Stipulation of Radio Band Frequency for the needs of Wireless Broadband on 2.3 GHz Radio Band Frequency; and

▪	MoCI Regulation No.09/PER/M.KOMINFO/1/2009 regarding the Stipulation of Radio Band Frequency for the needs of Wireless Broadband on 3.3 GHz Radio Band Frequency and the Migration of Existing Radio Frequency Users for the needs of Wireless Broadband from 3.4-3.6 GHz to 3.3 GHz Radio Band Frequencies, as amended by MoCI Regulation No.35/PER/M.KOMINFO/08/2009 dated August 31, 2009;
•	On January 16, 2009, the Government issued Government Regulation No.7/2009 regarding Type and Tariff for Non-Tax State Revenue that apply to the Department of Communication and Information. The key points in this regulation are as follows:
▪	The applicable types of non-tax state revenue are not only those from post and telecommunications operators but also those from broadcasting operations, facilities and infrastructure leasing services and education and training services;

▪	The BHP (“Biaya Hak Penyelenggaraan” or usage right fee) for telecommunications services is reduced from 1% to 0.5% of gross revenue; and

▪	Administrative sanctions and fines are imposed for violations of the fulfillment of service obligations and quality;

•	On February 25, 2009, MoCI issued Decree No.14/PER/M.KOMINFO/02/2009 regarding Telecommunication Traffic Clearing System (SKTT). This regulation provides that the operators will be responsible for the system and operation of the Telecommunication Traffic Clearing System, which was previously operated by PT Pratama Jaringan Nusantara (“PJN”), a private entity selected by the MoC. Pursuant to the regulation, PJN will manage the day to day operations of the system, but in a subsidiary role. In addition, PJN cannot continue to use its own system but was required to use SOKI, the interconnection traffic clearing system belonging to the Telecommunication Interconnection Clearing Association (ASKITEL);

•	On March 30, 2009, a Joint Regulation of the Minister of Home Affairs No.18/2009, the Minister of Public Works No.07/PRT/M/2009, MoCI No.19/PER.M.KOMINFO/03/2009, and the Head of the Investment Coordinating Board No.3/P/2009 was issued regarding Guidelines on the Joint Development and Operation of Telecommunications Tower. Essentially, this regulation governs the following matters:
▪	The requirement for tower providers to apply to the Regent/Mayor for a license to erect a tower;

▪	The requirement that the license to erect a tower must be processed within 14 days of the technical plan being approved;

▪	The classification of tower providers into telecommunication operator tower providers and non-telecommunication operator tower providers;

▪	The restricted zones where tower construction is prohibited;

▪	The regulation of tower construction and the payment of contributions; and

▪	The prioritization of the joint use of existing towers;
•	MoCI Regulation No.27/PER/M.KOMINFO/8/2009 dated August 5, 2009 regarding Field Trials of Digital Television;

•	MoCI Regulation No.30/ PER/M.KOMINFO/8/2009 dated August 19, 2009 regarding the Undertaking of Internet Protocol Television — IPTV Services in Indonesia;

•	MoCI Regulation No.39/PER/M.KOMINFO/10/2009 dated October 16, 2009 regarding Basic Framework for the Provision of Free to Air Terrestrial Digital Television Broadcasting;

•	MoCI Decree No. 48/PER/M.KOMINFO/11/2009 dated November 23, 2009 regarding Providing of Internet Access Services in Sub-District Internet Telecommunication Universal Services Area;

•	MoCI Regulation No. 01/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding The Operation of Telecommunication Network; and

•	MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 10, 2008 regarding Universal Telecommunication Service Obligations, as amended by MoCI Regulation No.03/PER/M.KOMINFO/02/2010 dated February 1, 2010.
Satellite regulation
The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia such as for the use of orbital slots and radio frequencies, the placement and operation of our satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union.
Fixed Wireline and Wireless regulation
A March 2004, MoC Decree provides that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access service. In addition, this decree states that each fixed wireless access provider must provide basic telephony services. However, a fixed wireless access provider can only provide fixed wireless access service within its designated area code. Further, fixed wireless access service may not incorporate roaming features. Under an auto migration feature, customers may make and receive calls only on their fixed wireless access phones using a different number with a different area code.
Our Modern License permits us to provide local, domestic and international long-distance fixed line services. The license does not have a set expiry date, but it is evaluated every five years.
COMPETITION
Fixed Wireline and Fixed Wireless
Historically, we had the exclusive right to provide fixed line domestic telecommunications services in Indonesia. Pursuant to regulations introduced to implement the Telecommunications Law, the Government terminated our monopoly in providing fixed line domestic telecommunications services. The MoC issued Indosat a license to provide local telephone services from August 2002. In May 2004, Indosat received its commercial license to provide domestic long-distance telephone services. Indosat launched its CDMA fixed wireless access service under the brand name “StarOne” in Surabaya in May 2004, and in Jakarta in July 2004, thereby creating a “duopoly system” in Indonesian fixed line domestic telecommunications market. From January 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its own fixed line network and its interconnection arrangements with us. Based on the interconnection agreement between us and Indosat dated September 23, 2005, we agreed to open interconnection with Indosat’s local fixed line service in certain areas such as Jakarta, Surabaya, Batam, Medan, Balikpapan and Denpasar. To date, Indosat has expanded the coverage of its local fixed network to major areas in Sumatra, Java, Bali, Kalimantan and Sulawesi. Indosat also commenced offering limited domestic long-distance services for calls within its network in late 2004.
Our fixed line services also faces direct and indirect competition from other fixed wireline and fixed wireless service providers, such as PT Bakrie Telecom (formerly Ratelindo) and PT Batam Bintan Telecom, mobile cellular services, short messaging service (“SMS”), Voice over Internet Protocol (“VoIP”) services and e-mail. We expect that the increasing uses of these services may adversely affect future demand for our fixed line services.
Cellular
As of the date of this Annual Report, the cellular market in Indonesia is dominated by Telkomsel, Indosat and XL Axiata. These three nationwide cellular operators collectively had around 88.0% of the Indonesian cellular market (full mobility). The number of full-mobility cellular subscribers in Indonesia totaled approximately 138.8 million at the end of 2008 and approximately 166.9 million at the end of 2009, representing an annual growth rate of approximately 20.2% during that period. Despite this, the cellular penetration rate in Indonesia, at approximately 72% at the end of 2009, has remained relatively low compared to many other countries. During recent years, competition among cellular operators has intensified.
GSM mobile cellular operators compete principally on the basis of pricing, brand, network coverage, network quality, distribution, technology, value-added services and service quality. We believe that Telkomsel is able to compete effectively in the Indonesian cellular market due to the high network quality and coverage of its mobile cellular network and the strength of its brand name.
Our CDMA-based fixed wireless phone service, TELKOMFlexi, offers limited mobility and charges customers at public switch telephone network (“PSTN”) tariff rates that are substantially lower than tariffs for cellular services. It may also offer a competitive alternative outside GSM services.
As of December 31, 2009, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 81.6 million cellular subscribers and a market share of 49% of the full-mobility cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 20% and 19%, respectively, based on the estimated number of subscribers as of December 31, 2009. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia bringing the total number of operators to over 10.
The following table sets out summary information as of December 31, 2009 on each of the three leading nationwide licensed GSM mobile cellular operators:
NATIONWIDE LICENSED MOBILE CELULLAR OPERATORS IN INDONESIA

Operator
	Telkomsel	Indosat	XL Axiata
Launch date	May-1995	Nov-1994(2)	Oct-1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	15 MHz
3G Licensed frequency bandwidth (2.1 GHz)	10 MHz	10 MHz	5 MHz
Licensed coverage	Nationwide	Nationwide	Nationwide
Network coverage	Nationwide	Information not available	Information not available
Market share (as of December 31, 2009)(1)	49.0%	20.0%	19.0%
Subscribers (as of December 31, 2009)(1)	81.6 million	33.1 million	31.4 million

(1)	Estimated, based on statistics compiled by TELKOM.

(2)	In November 2003, Indosat and Satelindo merged, and Indosat took over Satelindo’s cellular operations.

IDD
In August 2001, the Government, through the DGPT, announced the early termination of Indosat’s exclusive right to provide IDD services. At the same time, the Government indicated that Telkom could be awarded a commercial license to deliver IDD services by the end of 2003. By May 2004, when we received the commercial license, we had already completed extensive preparations and we began offering IDD fixed line services to customers in June 2004. Our initial preparations included upgrading some switching to establish International Gateway capabilities in Batam, Jakarta and Surabaya. Each gateway has a certificate of operation (ULO certificate) from the DGPT. Two microwave links, connecting Batam-Singapore and Batam-Pangerang (Malaysia), were built to facilitate connections with overseas operators. In 2003, together with SingTel Mobile and CAT, we developed the TIS submarine cable system, which connects Batam, Singapore and Thailand. We also signed an agreement with Telekom Malaysia Berhad for the deployment and maintenance of a new submarine optical cable to connect Dumai (Indonesia) with Melaka (Malaysia), and this was completed in December 2004. Our international cable was extended by purchasing bandwidth capacity to connect with Hong Kong. We also utilized this capacity to connect with other countries, including the USA. In December 2004 we completed the ground segment to connect to the Intelsat Satellite. Additional IDD support infrastructure was installed in 2009: the BSCS (Batam Singapore Cable System) network went into operation in May, while the AAG (Asia America Gateway) network began operating in November 10, 2009. On January 25, 2008, Telkom transferred its ongoing international submarine backbone project to its subsidiary, TII.
VoIP
We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. Besides us, XL Axiata, Indosat, Atlasat, Gaharu, PT Satria Widya Prima, Primedia Armoekadata and Jasnita Telekomindo provide VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through the internet as well as from software that allows PC-to-PC voice communications through the internet. VoIP operators offering international services also compete with IDD operators, such as Indosat and, beginning in June 2004, TELKOM.
VoIP operators compete primarily on the basis of pricing and service quality. Certain VoIP operators have started offering services such as budget calls and prepaid calling cards, which are expected to result in greater competition among VoIP operators and other IDD service providers.
Satellite
In recent years, competition in the Asia-Pacific satellite business has become more intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is not strictly regulated and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators.
Other
In the last three years, competition in multimedia, internet, and data communications related services has become more intense due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. We expect competition will continue to become more intense. Multimedia, internet and data communications-related service providers in Indonesia compete principally on the basis of price, range of services provided, network quality, network coverage and customer service quality.
LICENSES
The following table summarizes the licenses that we hold for our various products, together with the authorizing law, decree or directive.

In 2009, we were required to submit a comprehensive report on all our modern licenses (Internet Telephony, Local, DLD, IDD, internet) for a 5-year period as part of the evaluation and commitment for the next 5 years articulated in the modern operating licenses concerned.
Fixed wireline and fixed wireless
Our Modern License permits us to provide local, domestic and international long-distance fixed line services. The license does not have a set expiry date, but it is evaluated every five years. It was evaluated in 2009 and is next due for evaluation in 2014.
Cellular
Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network, use 7.5 MHz of radio frequency bandwidth in the 900 MHz band and use 22.5 MHz of radio frequency bandwidth in the 1800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.
Third-Generation Mobile Telecommunications System (“3G”)
In February 2006, the Government conducted the tender for three radio frequency spectrum licenses of 2.1 GHz, each having a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate nation-wide 3G cellular telecommunication network in Indonesia. The 3G licenses were awarded to Telkomsel, Indosat and XL Axiata, along with the existing license holders (HCPT and PT Lippo Telekom (Natrindo Telepon Selular)) that received the 3G licenses through a competitive bidding process in 2003.

IDD
As part of our Modern License, we began to provide IDD services in May 2004. The validity time of this license is unlimited, but it will be evaluated every five years. It was evaluated in 2009 and is next due for evaluation in 2014.
On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 that granted TII licenses as a fixed close line network provider which enables TII to provide international infrastructure service.
VoIP and ISP
A Modern License enables us to provide VoIP services and ISP services, as well as provide data communications services.
Network access provider
We hold a license to provide internet interconnection services. The validity time of this license is unlimited, but it will be evaluated every five years. It was evaluated in 2009 and is next due for evaluation in 2014.
Wireless Broadband Access
In 2009, we were awarded 3.3 GHz wireless broadband access licenses for seven zones, namely: North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, and Jabodetabek and Banten.
In August 2009, the Minister of Communications and Information issued Ministerial Decree No. 237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services.
Eight companies won the right to operate packet switched-based local fixed access networks using the 2.3 GHz frequency for wireless broadband services or wireless broadband access. They are Indosat Mega Media, Internux, First Media, Jasnita Telekomindo, Berca Hardayaperkasa, the Rahajasa Media Internet and Wimax Indonesia Consortium, the Comtronics Systems and Adiwarta Perdania Consortium, and us.
We were granted BWA 2.3 GHz licenses for 5 zones, namely Central Java, East Java, Papua, Maluku and Northern Sulawesi.
Becoming a wireless broadband access operator is in line with the transformation of our business to TIME, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.
Data Communications Systems (SISKOMDAT)
Pursuant to Decree of the Minister of Communications No. KM.30/2004 regarding the Amendment of Decree of the Minister of Communications No. KM.21 year 2001 regarding the Operation of Telecommunications Services, we are required to have a SISKOMDAT (Data Communications Systems) operating license. The SISKOMDAT Operating License is required to provide data communications services. At present, we have a Provisional SISKOMDAT Operating License to carry out the Operational Feasibility Trial to obtain the SISKOMDAT Operating License. We are currently using a closed fixed network license for our data communications services.
Subscription Broadcasting License for Indonusa
Indonusa, our subsidiary, is currently operating under the Decree of the Director General of Post and Telecommunications No. 282/DIRJEN/2001 regarding the Multimedia Services Operating License pursuant to Law no. 36 /1999 regarding Telecommunications.
Pursuant to Law No. 32 year 2002 regarding Broadcasting and Government Regulation No. 52 /2005 regarding the Operation of Subscription Broadcasting (the 2-year license conversion period), Indonusa applied for a Pay TV Operator license from the government in 2007; this license is still being processed. Indonusa has obtained a Broadcasting Operation Feasibility Recommendation from the Indonesian Broadcasting Commission (KPI) as one of the requirements for such license.

In January 2010, we and Indonusa have submitted our IPTV field trial report to the MoCI, to be ready for service by the first half of 2010. After submitting the report, we commenced discussion with the MoCI over the standards required to gain this license. We are waiting for the IPTV license which may depend upon the outcome of these discussions.
TARIFFS AND INTERCONNECTION CHARGES
The Government divides tariffs into two categories: provision of telecommunications services and telecommunications networks.
The MoCI regulates prices and the amount we can charge based on a tariff formula for telecommunications services in Indonesia. Telecommunications operators may set the amount of tariff. In this regard, our operating business units have authority to make adjustments in prices based on specific guidelines as stipulated by the directors of our Company.
Fixed Wireline Tariffs
The tariffs chargeable by us are generally as follows:
Installation and Monthly Charges:

Access charges	Business	Residential	Social
	(Rp)	(Rp)	(Rp)
Installation	175,000 - 450,000	75,000 - 295,000	50,000 - 205,000
Monthly Subscription	38,400 - 57,600	20,600 - 32,600	12,500 - 18,500
Usage Charges

Local	Price per Pulse(Rp)	Pulse Duration
Up to 20 km	250	3 minutes (off peak) and 2 minutes (peak)
Over 20 km	250	2 minutes (off peak) and 1.5 minutes (peak)

Domestic Long Distance	Price Per Minute(Rp)	Rounding Time Block Duration
0-20 km	83 - 122	1 minute
20-30 km	122 - 163	1 minute
30-200 km	320-1,100	6 seconds
200-500 km	320-1,770	6 seconds
Over 500 km	320-2,100	6 seconds
Fixed Wireless Tariffs
Tariffs charged to fixed wireless subscribers are reported as fixed line revenues. We offer both postpaid and prepaid fixed wireless services.
a.	Postpaid. Postpaid subscribers pay a one-time activation charge of Rp25,000 and a monthly charge of Rp30,000. Usage charges for postpaid subscribers are generally as follows:
Usage Charges

	Price per Unit(Rp)	Time Unit
Flexi to Flexi:
Local	49	1 minute
SLJJ	300	30 seconds
Flexi to PSTN / OLO Fixed Line:
Local	150	1 minute
SLJJ	600	30 seconds
Flexi to Mobile Cellular:

	Price per Unit(Rp)	Time Unit
Local	550	1 minute
SLJJ	625	30 seconds
Flexi to Mobile Satellite (Byru)	3,850	30 seconds
For SMS, postpaid subscribers are charged Rp75 per message for Flexi to Flexi, Rp136 for Flexi to other operators and Rp450 for Flexi to International. For internet access via PDN or WAP (using #777), postpaid subscribers are charged Rp200 per minute or Rp3 per Kbps. Postpaid subscribers who use internet access via wireless dial-up (using 080989999) are charged Rp150 per minute.
b.	Prepaid. Usage charges for prepaid subscribers, including VAT of 10%, are summarized generally as follows:

	Price per Unit(Rp)	Time Unit
Flexi to Flexi:
Local	53.9	1 minute
SLJJ	375	30 seconds
Flexi to PSTN / OLO Fixed Line:
Local	250	1 minute
SLJJ	750	30 seconds
Flexi to Mobile Cellular:
Local	780	1 minute
SLJJ	800	30 seconds
Flexi to Mobile Satellite (Byru)	4,235	30 seconds
For SMS, prepaid subscribers are charged Rp100 per message for Flexi to Flexi, Rp165 per message to other operators and Rp500 per message for Flexi to International. For internet access via PDN, prepaid subscribers are charged Rp220 per minute or Rp5 per Kbps. Prepaid subscribers who use our internet access via wireless dial-up and WAP are charged Rp300 per minute and Rp5 per Kbps, respectively.
IDD Tariffs
Tariffs for IDD calls are set by service providers and subject to specified maximum limits established by the Government. As of the date of this Annual Report, our IDD tariffs are as follows:

					Rounding Time
	Region	Price Per Minute			Block Duration
		(Rp)
Group I	South East Asia, South Pacific	4,550	—	5,550	6 seconds
Group II	North America, South America, Africa, East Asia, West and South Asia	5,550	—	6,550	6 seconds
Group III	Europe	7,570	—	8,700	6 seconds
Group IV	Middle East	8,080	—	9,290	6 seconds
Group V	Special Destination	20,200	—	23,300	6 seconds
Cellular Tariffs
a.	Postpaid Tariffs
For information related to our post-paid mobile cellular telephone tariffs, see Note 47b to our consolidated financial statements. Usage tariffs charged to subscribers are generally as follows:

	Price Per Minute		Rounding Time
	kartuHALO	HALOhybrid	Block Duration
	(Rp.)	(Rp.)
Mobile Cellular to Mobiler cellular:
Local	650 - 750	650 - 750	20 seconds
Domestic Long Distance	650 - 1,200	850 - 1,200	15 seconds
Mobile cellular to Fixed Line:
Local	650	650	20 seconds
Domestic Long Distance	1200	1200	15 seconds
International Long-Distance*:
Asia (South, North & South East), Australia & Oceania	3000		6 seconds
America	4500		6 seconds
Middle East, Africa & rest of the world	5000		6 seconds
Europe	5500		6 seconds

*	Promo tariff on TELKOM IDD using prefix 007 for all Telkomsel users is valid until December 31, 2009
b.	Prepaid Tariffs
For prepaid cellular services, activation charges may be freely determined by cellular operators while usage charges are limited to a maximum of 140% above the peak usage charges for postpaid services. Telkomsel charged its prepaid customers (simPATI/Kartu As) usage charges generally as follows:

	Price Per Minute (Rp.)		Rounding Time Block Duration
	simPATI M@X*	Kartu As	simPATI M@X*	Kartu As
Calls within Telkomsel:
Local	900	780	per 10 second	per second
Domestic Long-Distance
Zone 1	900	780	per 10 second	per second
Zone 2	900	780	per 10 second	per second
Calls to other cellular:
Local	1,800	780	per 30 second	per second
Domestic Long-Distance
Zone 1	1,800	780	per 30 second	per second
Zone 2	1,800	780	per 30 second	per second
Calls to fixed line/fixed wireless:
Local	900	780	per 10 second	per second
Domestic Long-Distance
30-200 km	2,100	780	per 10 second	per second
200-500 km	2,100	780	per 10 second	per second
Over 500 km	2,100	780	per 10 second	per second
International Long-Distance**:
Asia (South, North & South East), Australia & Oceania	3,300	3,300	15 seconds	15 seconds
America	4,950	4,950	15 seconds	15 seconds
Middle East, Africa & rest of the world	5,500	5,500	15 seconds	15 seconds
Europe	6,050	6,050	15 seconds	15 seconds
Leased Line Tariffs
The Government controls the format, type, rate structure and the tariff formula for network lease through the issuance of a series of decrees.

     The following table highlights our leased line tariffs.

Tariff (Rp)
Installation charge
Customer access	2,400,000 - 30,000,000(1)

Monthly subscription charge
Point to Point
Local (or up to 25 km)	1,750,000 - 88,650,000(2)
Inter-local (over 25 km)	5,600,000 - 3,893,100,000(2)
End to End
Local (or up to 25 km)	4,500,000 - 165,650,000(2)
Inter-local (over 25 km)	8,350,000 - 3,970,100,000(2)

(1)	Price differs depending on speed.

(2)	Price differs depending on speed and region.
VoIP Tariffs
VoIP operators, based on cost, may freely determine charges for VoIP services. We launched our VoIP services which, as of the date of this Annual Report, consists of TELKOM Global-01017 and its lower-cost alternative TELKOMSave.
Satellite Tariffs
Maximum annual tariff is US$1.20 million per transponder, although in some instances we may offer discounted tariffs for long-term commitments or loyal customers.
Broadband Access Tariffs
The following table sets forth the tariffs for our broadband access services:

			Monthly
	Activation	Monthly	Usage	Excess Usage
Speedy Post paid Services	Fee	Charge	Allowance	Charge
	(Rp)	(Rp)		(Rp)
Volume Based I *
Limited Home	75,000	200,000	1.0GB	175/MB
Limited Professional	75,000	400,000	3.0GB	175/MB
Unlimited Office	75,000	750,000	Unlimited	—
Unlimited Warnet	75,000	1,750,000	Unlimited	—
The following tariffs are valid for existing customers before migration to our Speedy package 2009:

	Activation	Monthly	Link
Speedy Post paid Services	Fee	Charge	Speed
	(Rp)	(Rp)
Volume Based II: **
Semi Unlimited 1	75,000	195,000	Up to 384 Kbps
Semi Unlimited 2	75,000	295,000	Up to 512 Kbps
Unlimited 1	75,000	645,000	Up to 1 Mbps
Unlimited 2	75,000	995,000	Up to 2 Mbps
Unlimited 3	75,000	1,695,000	Up to 3 Mbps

The following tariffs are valid for new customers and existing customers under our Speedy Package 2009:

			Monthly
	Activation	Monthly	Usage		Excess Usage
Speedy Post paid Services	Fee	Charge	Allowance	Link Speed	Charge
	(Rp)	(Rp)
Time Based
Limited to 15 hours	75,000	75,000	15 hours	Up to 1 Mbps	75/minute
Limited to 50 hours	75,000	145,000	50 hours	Up to 1 Mbps	25/minute
Speedy Pre paid Services tariff is Rp75/minute
Public Phone Kiosk Tariffs
Kiosk phones are public phones that are operated by third parties. Charges for kiosk phones may be freely determined by operators. We are entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.
Tariffs for Other Services
The amount of the tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no specific regulation for the tariff of other services.
Tariffs for Interconnection
The Government establishes tariffs for interconnection and access, including the amount of interconnection charges to be received by each operator in respect of calls that transit multiple networks. The operators charge for calls based on the costs of carrying such calls. For further details of these tariffs, see Note 47c to our consolidated financial statements.

RISK FACTORS
RISKS RELATING TO INDONESIA
CURRENT POLITICAL AND SOCIAL EVENTS IN INDONESIA MAY ADVERSELY IMPACT BUSINESS ACTIVITY IN INDONESIA
Since the resignation of President Soeharto in 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on certain occasions in the past few years.
For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against the Government, as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, actions of former Government officials and their family members, the American-led military campaigns in Afghanistan and Iraq and potential increases in electricity tariffs. Although these demonstrations were generally peaceful, some have turned violent. In particular, on several occasions since June 2001, the Government has mandated increases in the prices of certain essentials such as fuel, which has in turn sparked nationwide demonstrations and strikes. There can be no assurance that future sources of popular discontent will not lead to further political and social instability.
Separatist movements and clashes between religious and ethnic groups have resulted in social and civil unrest in parts of Indonesia. In the province of Papua (formerly Irian Jaya), there have been clashes between supporters of those separatist movements and the Indonesian military. In Papua, violent actions against Freeport’s gold mining operations have recently caused loss of life of the Indonesian military, police and civilians. In Maluku and Poso, a district in the province of Central Sulawesi, clashes between religious groups have resulted in casualties and displaced persons.
In 1999, Indonesia successfully conducted its first free elections for parliament and president. In 2004, Indonesians directly elected the President, the Vice-President and representatives of the Indonesian parliament through a proportional voting system with an open list of candidates for the first time. At the local governmental level, Indonesians have started to directly elect their respective heads of local governments. On April 9, 2009, elections were held to elect the representatives in the Indonesian Parliament (including national, regional and local representatives). The July 2009 presidential elections resulted in the re-election of President Susilo Bambang Yudhoyono. Although the April 2009 and July 2009 elections were conducted in a peaceful manner, political campaigns in Indonesia may bring a degree of political and social uncertainty to Indonesia. Political and related social developments in Indonesia have been unpredictable in the past, and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our businesses, financial conditions, results of operations and prospects.
With a new cabinet and new legislators, it is also possible that there may be changes that could impact on telecommunications regulations, tariffs and other factors, which in turn could influence our business prospects, competition and the scope to offer new products or continue to offer existing ones. The change in the composition of the Government could also lead to policy or structural changes in TELKOM, as the Government is our controlling shareholder.
NEGATIVE CHANGES IN GLOBAL, REGIONAL OR INDONESIAN ECONOMIC ACTIVITY COULD ADVERSELY AFFECT OUR BUSINESS
Our performance is significantly dependent on the health of the Indonesian economy as substantially all of our operations, assets and customers are located in Indonesia.
The economic crisis which affected South East Asia, including Indonesia, from mid-1997 was characterized in Indonesia by, among other effects, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political developments. These conditions had a material adverse effect on Indonesian businesses. The economic crisis resulted in the failure of many Indonesian companies, through inability or otherwise, to repay their debts when due.
The Indonesian financial markets and the Indonesian economy are also influenced by economic and market conditions in other countries. The global financial crisis that arose in part out of the subprime mortgage crisis in the US in 2008 led to sharp declines in equity and commodities markets worldwide including in Indonesia. The world economic downturn has had a significant adverse impact on the Indonesian economy as well as the stability of the Indonesian and regional financial markets.
Adverse economic conditions could result in less business activity, less disposable income available to consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that the recent improvements in economic conditions globally and in the region will continue or that adverse economic conditions will not reoccur.
FLUCTUATIONS IN THE VALUE OF THE RUPIAH MAY MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Our functional currency is the Indonesian Rupiah. One of the most important immediate causes of the Asian economic crisis and affected Indonesia was the depreciation and volatility of the value of the Rupiah as measured against other currencies, such as the US Dollar. Although the Rupiah has appreciated considerably from its low point of approximately Rp15,250 per US Dollar in July 1998, the Rupiah has experienced, and may in the future experience again, significant volatility.
A substantial proportion of our revenues are denominated in Rupiah. A depreciation of the Rupiah against the US Dollar or other foreign currency could have an adverse impact on TELKOM. Among other things, it could increase our cost of purchasing equipment, result in exchange rate losses from foreign currency payment obligations, increase our foreign currency-denominated debt in Rupiah terms, and reduce the US Dollar amounts of dividends received by shareholders or ADS holders.
There are no assurances that the Rupiah will not be subject to depreciation and continued volatility, that the current exchange rate policy will remain the same, or that the Government will, or will be able to, act when necessary to stabilize, maintain or increase the value of the Rupiah, and will not act to devalue the Rupiah, or that any such action, if taken, will be successful. We also cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.
ANY DOWNGRADE IN INDONESIA’S SOVEREIGN DEBT RATING BY INTERNATIONAL RATING AGENCIES WOULD ADVERSELY AFFECT LIQUIDITY IN THE INDONESIAN FINANCIAL MARKETS AND THE ABILITY OR COST OF INDONESIAN COMPANIES, INCLUDING US, TO RAISE FUNDING
As of this date of the Annual Report, the Government’s long-term foreign currency debt was rated “BB+” by Fitch Ratings and “BB-” by Standard & Poor’s.
These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments. There is no guarantee that such ratings will not be downgraded in future. In addition, the global financial crisis has prompted review of the regulation of credit rating agencies in the United States and elsewhere. Different, or stricter, regulation of credit rating agencies may result in a change to, including a downgrade of, our ratings. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including us, to raise funding, at a manageable interest rate.
TERRORIST ACTIVITIES IN INDONESIA COULD DESTABILIZE INDONESIA WHICH WOULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AND THE MARKET PRICE OF OUR SECURITIES
Since 2002, several bombing incidents with fatalities and injuries have taken place in Indonesia. These include, the JW Marriot Hotel and Ritz Carlton Hotel in July 2009, in Bali in October 2002 and October 2005, at the JW Marriott Hotel in Jakarta in August 2003, the Australian Embassy in Jakarta in September 2004 and the eastern Indonesian town of Tentena on the island of Sulawesi in May 2005. Further terrorist acts may occur in the future. Terrorist acts could destabilize Indonesia and increase internal divisions within the Government as it evaluates responses to that instability and unrest. Violent acts arising from, and leading to, instability and unrest have in the past had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of the Indonesian economy, which would have a material adverse effect on our business, financial condition, results of operations, prospects and the market price of our Securities.

INDONESIA IS VULNERABLE TO NATURAL DISASTERS AND EVENTS BEYOND OUR CONTROL, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS
Many parts of Indonesia, including areas where we operate are prone to natural disasters such as floods, lightning strikes, cyclones, earthquakes, tsunamis, volcanic eruptions, fires or other occurrences. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates,. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. From time to time, there have natural disasters that have killed, affected or displaced large numbers of people and damaged our equipment. These events have in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and operating income.
On August 16, 2009, Padang and its surrounding area experienced an earthquake which damaged our assets in Division I, Sumatra, in connection with which we have filed an insurance claim. On September 2, 2009 an earthquake struck part of West Java. The disaster caused damage to our assets. On September 30, 2009 there was an earthquake in West Sumatra, which disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners were able to restore services quickly, the earthquake caused damage to our assets.
Although we have implemented a business continuity plan and a disaster recovery plan, and we have insured our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance cover will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations. In addition, a significant earthquake, other geological disturbance or weather-related natural disaster in a major Indonesia city could severely disrupt the Indonesian economy and undermine investor confidence. Any of these events could materially and adversely affect our business, financial condition, results of operations and prospects.
RISKS RELATING TO TELKOM AND ITS SUBSIDIARIES
OUR CONTROLLING SHAREHOLDER’S INTERESTS MAY DIFFER FROM THOSE OF OUR OTHER SHAREHOLDERS
The Government has a controlling stake of 52.47% of our issued and outstanding Common Stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It can also use its powers to issue new shares, amend the Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry. There may be instances where Government interests will conflict with ours. There is no assurance that the Government will not direct opportunities to other telecommunications service providers in which it also holds an interest.
CERTAIN SYSTEMS FAILURES IN OUR INFRASTRUCTURE COULD, IF THEY OCCUR, ADVERSELY AFFECT OUR OPERATING RESULTS
We depend to a significant degree on the uninterrupted operation of our network infrastructure and equipment to provide our services. We operates a fixed wireline (PSTN) network, fixed wireless network (CDMA), internet and broadband network and a cellular network. This integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.
In addition, we rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on various technologically sophisticated management information systems and other systems, such as our billing and customer relationship management system, to enable us to conduct our operations. Our infrastructure network and equipment, including our information systems, information technology infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of events including earthquakes, fires, power losses, equipment failures, network software flaws, transmission cable disruptions or similar events.
Although TELKOM is implementing a comprehensive Business Continuity Plan and a Disaster Recovery Plan, such disaster recovery plans are not fail proof. Any failure that results in an interruption of our operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our ability to attract and retain customers, cause significant customer dissatisfaction, and adversely affect our business, financial condition, results of operations and business prospects.
TELKOM’S NETWORKS, PARTICULARLY OUR WIRELINE ACCESS NETWORK, MIGHT FACE POTENTIAL SECURITY THREATS, SUCH AS THEFT OR VANDALISM, THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS
Our networks and equipment, particularly our wireline access networks, face security threats such as theft and vandalism. The threat levels tend to increase during difficult economic times. Although we have taken preventive and remedial measures to reduce this risk, including enhanced cooperation with the police, particularly in areas prone to criminal activity, there is no assurance that our network and equipment will not be damaged or stolen or that significant time and resources will not be required to restore damaged or stolen equipment, which may in turn materially and adversely affect our operating costs and operating results.
A REVENUE LEAKAGE MIGHT OCCUR DUE TO INTERNAL WEAKNESSES OR EXTERNAL ISSUES AND IF THIS HAPPENED IT COULD HAVE AN ADVERSE EFFECT ON TELKOM’S OPERATING RESULTS
From time to the time, we may face revenue leakage problems, or problems with collecting all the revenues we may be entitled to, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors. TELKOM has taken some preventive measures against the possibility of revenue leakage by increasing control function in all of our existing business process, implementing revenue assurance method, employing adequate policies and procedures as well as implementing information system application to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakage or that any such leakages will not have a material adverse affect on TELKOM’s operating results.
IF WE OR OUR SUBSIDIARIES ARE REQUIRED TO RAISE FUNDS, WHETHER OR NOT IN THE ORDINARY COURSE OF BUSINESS, THERE CAN BE NO ASSURANCES THAT SUCH FINANCING WOULD BE OBTAINED OR, IF SO, MAY NOT SUBJECT US TO HIGH COSTS, POTENTIALLY HARSH TERMS AND/OR RESTRICTIVE COVENANTS OR, IN THE CASE OF A SUBSIDIARY, REQUIRE US TO GIVE A GUARANTEE
We or our subsidiaries may need to raise additional funds in order to support our growth, undertake acquisitions, meet unexpected contingencies, build or improve our networks and develop new or enhanced services and products. We may also need to respond to competitive pressures, acquire complementary businesses or technologies or take advantage of opportunities. We cannot be certain that such additional funding, if needed, will be available on acceptable terms. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services. We may also be unable to take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition.
NEW TECHNOLOGIES MAY ADVERSELY AFFECT OUR ABILITY TO REMAIN COMPETITIVE
Rapid and dynamic advancement in telecommunication technology are driven by the customers’ ever-increasing needs. The swift development in technology, services or new criteria can significantly affect TELKOM’s business. In order to fulfill customers’ needs, keep up with new technology and face up to competition, TELKOM needs to upgrade its technology to a new type of network, which is the next generation network that can handle integrated technology and services as well as improving cost efficiency at the same time. In addition, TELKOM also needs to enhance its customer service system to support new business development, new technology and new services.
Due to the fast and dynamic development of current and future technology, TELKOM cannot accurately predict the outcome on its operations or its service competitiveness. Moreover, TELKOM cannot assure that the technology it uses will not become obsolete or will be the most up-to-date.
THE INDONESIAN TELECOMMUNICATIONS LAWS AND REGULATIONS UNDER WHICH TELKOM OPERATES HAVE BEEN GOING THROUGH A SIGNIFICANT REFORMATION; FURTHER REFORMS MIGHT HAVE AN ADVERSE IMPACT ON OUR BUSINESS
Regulations on Indonesia’s telecommunication industry are ambiguous. Telecommunication laws control the main industry’s reformed framework, such as privatization, authorization for new operators to enter the market and the amendment in competition structure. TELKOM sees uncertainty in regulations in regards to the following:
•	Regulations on DLD

The Government is contemplating adjusting the number of Points of Charging (“POC”) and Points of Interconnection (“POI”) between mobile and fixed network, which would effectively increase the area in which a call is defined as local call. This could create a potential risk in the tariff structure that can have an impact on our business.
•	Regulations on interconnection and circuit lease services

The regulation on cost-based interconnection enacted by the Government on February 5, 2008 established a cost-based interconnection scheme with a formula-based guideline for telecommunications operators. Dominant telecommunications operators controlling more than 25% of the market share such as TELKOM and Telkomsel, are required to submit a RIO annually to the Government for approval setting forth the type of interconnection services offered the tariffs charged for each offered service. This annual review allows the Government to impose reductions in interconnection tariffs. Telecommunications operators which are not dominant may simply notify the Government of their tariffs and may implement such tariffs for its customers without Government approval. This difference in treatment of dominant and non-dominant operators may increase competition, provide an advantage to non dominant operators, and create opportunities for new entrants, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers, which could adversely affect our business, financial condition, results of operations and prospects.
•	Regulations associated with configuration of sharing infrastructure, particularly BTS towers

On March 17, 2008 and March 30, 2009, the Government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulations, the construction of BTS towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunication towers and does not have at least three licensed systems or operators sharing a tower is obligated to allow other telecommunication operators to lease space and utilize its telecommunication towers without any discrimination.

Such regulations may result in the allocation of BTS towers becoming more complicated, both with respect to the setting up of new towers and the sharing of space, which may restrict the expansion plans of Telkomsel and TELKOM Flexi. The requirement to share space on towers may also disadvantage them as market leaders and allow competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain.

For example, in 2009 a problem arose in the implementation of this regulation in Badung Regency, Bali, where a number of towers belonging to a tower operator with our BTS were demolished by the local government as the tower operators was unable to renew its permit. This resulted in the loss of our BTS on those towers and we had to subsequently replace those BTS on other towers.
•	Regulatory Body ITRB

Telecommunications law permits the Government to delegate its authority to regulate, monitor and control the telecommunication sector in Indonesia to an independent regulatory body, but still maintain its influence to formulate policy on the Nation’s telecommunication industry. The ITRB is appointed by the Government, and there is no assurance that ITRB would not take an action that could have an adverse affect on TELKOM’s business, financial condition, operating results or prospects.
•	Regulatory Body KPPU

The KPPU has in the past found us in violation of Law No.5/1999 on “Prohibition of Monopolistic Practice and Unfair Business Competition” and fined us. See “Additional Financial Information—Material Litigation”. There is no assurance that there will be no further differences in perception between TELKOM and the KPPU in future that may result in the KPPU taking action or penalizing TELKOM’s activities that are judged to have violated the rules of business competition. This could have an adverse affect on our business, financial condition, operating results and business prospects.
COMPETITION IN THE TELECOMMUNICATIONS SECTOR COULD ADVERSELY AFFECT TELKOM’S BUSINESS
The Indonesian telecommunications market is highly competitive, and competition has intensified significantly in recent years, particularly for international and domestic long distance calls, the cellular and wireless sectors and the internet data sector.

On September 14, 2007, the Government issued an IDD license to PT Bakrie Telecom, which will use the 009 access code. This license increased the number of IDD service providers to three, as of the end of 2009.
In May 2005, the MoCI authorized the use of the three digit access code that enables customers to choose their long-distance carrier and is intended to introduce competition. In December 2007, the MoCI established phases for access code implementation. We enabled our three digit access code long-distance services in April 2008 in Balikpapan and, subject to certain conditions, we are required to implement in all remaining areas by September 27, 2011. We are also required to implement DLD fixed wireline or fixed wireless network access to other operators in an area before such deadlines if other licensed operators achieve certain customer base thresholds in that area and after the ITRB has conducted a study. On December 16, 2008, the MoCI issued a DLD license to Bakrie Telecom increasing the number of DLD operators to three. As a result of the regulations, competition is expected to increase for DLD services as access to more areas is progressively opened up. See “Regulations—DLD and IDD Services”.
Our fixed wireline telephone business been declining due to the increased usage and declining tariffs of mobile cellular services and fixed wireless services and increased penetration of cellular subscribers. We expect such trend of declining fixed wireline telephone revenues will continue.
Our fixed wireless telephone business is also facing competition from an increasing number of operators, including Indosat and PT Bakrie Telecom, as well as mobile cellular services, SMS, VoIP services and e-mail. In addition, our fixed wireless operations faces frequency bandwidth constraints as there is currently no new frequency bandwidth available from the government for expansion, and in densely populated areas, our current fixed wireless operations use substantially all of the available frequency bandwidth that we have been allocated. As a result, we face capacity issues for fixed wireless voice and data and internet services in densely populated areas, which restricts our ability to compete in such areas.
Competition in the cellular and fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. The lower average tariffs due to intense competition in the cellular market has in part lead to declining ARPU for Telkomsel, with blended monthly ARPU decreasing from approximately Rp80,000 in 2007 to Rp59,000 in 2008 and Rp48,000 in 2009.
After deciding on the 2.3 GHz and 3.3Ghz frequency for BWA services, on July 16, 2009 the Government concluded the tender for wireless broadband access in the 2.3 GHz frequency by dividing Indonesia into 15 zones. TELKOM obtained licenses for five of these zones. The other seven licensed wireless broadband access operators were Indosat Mega Media, Internux, First Media, Jasnita Telekomindo, Berca Hardayaperkasa, the Rahajasa Media Internet and Wimax Indonesia Consortium, the Comtronics Systems and Adiwarta Perdania Consortium. As TELKOM had previously been licensed for the 3.3 GHz frequency in seven zones, we are now licensed to operate wireless broadband access services in a total of 12 zones.
Competitive pressure can have a negative impact on our market share and business results. In general, we compete on price, quality, network coverage, complementary services and customer service. Although our cellular and fixed wireless businesses have been able to maintain and expand their market share to date, there is no assurance that we will be able to continue to remain competitive or retain our market share in any of the segments in which we operate without adversely affecting profitability.
OUR SATELLITES HAVE LIMITED LIFESPANS AND IT IS POSSIBLE THAT TELKOM-1 AND TELKOM-2 MIGHT BECOME DAMAGED OR HAVE SERVICE INTERRUPTED DURING OPERATION AND SATELLITE LOSS OR REDUCED PERFORMANCE MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND ABILITY TO PROVIDE CERTAIN SERVICES
Our TELKOM-1 and TELKOM-2 satellites have limited operational lifespan. A number of factors affect the operational lifespan of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellites could fail before the end of their useful lives and repairing these satellites while in orbit is not feasible. While we have provided insurance for our satellites, there can be no assurance that such insurance will offer adequate coverage. The loss of our satellites may have a material adverse effect on our financial condition, results of operations and ability to provide certain services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunication services. We are also in the process of developing the TELKOM-3 satellite, which has a 15-year lifespan and higher transponder capacity, and which is scheduled to be launched in 2011. Although we believe that we will be able to secure alternative satellite bandwidth should any of our satellites fail or TELKOM-3 fails to launched, leasing would be less cost-efficient and would increase our operating expenses.
WE ARE SUBJECT TO INDONESIAN ACCOUNTING AND CORPORATE DISCLOSURE STANDARDS THAT DIFFER IN SIGNIFICANT RESPECTS FROM THOSE APPLICABLE IN OTHER COUNTRIES
There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which varies in certain significant respects from U.S. GAAP. For a summary of certain differences between Indonesian GAAP and U.S. GAAP, see Note 53 to our consolidated financial statements.
OUR ABILITY TO DEVELOP ADEQUATE FINANCING ARRANGEMENTS IS CRITICAL TO SUPPORT OUR CAPITAL EXPENDITURES
The telecommunications industry is capital intensive in nature. In order to satisfy customer demand and provide service and technology that is comparable to and compatible with product of other telecommunications service providers, we must continue to expand and modernize our network. This requires substantial capital investment. We believe that our internal cash flows and funds from new credit facilities, when available, should be sufficient for our continued operations and planned capital expenditures. If we do not have sufficient internal funds or are unable to obtain adequate vendor or other third-party financing for our planned capital expenditures or otherwise fund such expenditures through other financing arrangements, we may have to forego, delay or postpone certain of our planned capital expenditures. This may prevent us from being able to expand sufficiently and upgrade our network, which could adversely affect our revenues and growth.
OUR FAILURE TO REACT TO TECHNOLOGICAL CHANGES OR SUCCESSFULLY EFFECT OUR BUSINESS AND ORGANIZATIONAL TRANSFORMATION COULD ADVERSELY AFFECT OUR BUSINESS
The telecommunications industry is characterized by rapid and significant changes in technology. Convergence of technology, future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us.
To maintain and strengthen the growth of our business and to address the challenges of the future, we are currently undergoing a transformation to the TIME (Telecommunications, Information, Media and Edutainment) business. This business transformation is taking place concurrently with a change in our infrastructure and technology, organization and culture.
We face a number of risks and challenges in effecting our business and organizational transformation. For example, the development of fixed-wireless convergence technology potentially competes with our cellular business. If we fail to successfully and strategically align our fixed wireless business and mobile cellular business, our mobile cellular business would be adversely affected.
In addition, as part of our transformation to a TIME business, we are seeking to capture and develop opportunities in the new wave business that depend on or can leverage off the Internet Protocol-based, infrastructure, and the expected resultant IP-based convergence. Such new wave businesses include broadband, IT and enterprise services and content, as well as other future new opportunities. The development of existing or new businesses in an environment with rapidly changing technology requires significant capital and human resource investments and development of relevant competencies in areas which we may not have extensive experience. Our transformation to a TIME business may also require strategic measures relating to mergers and acquisitions, investments and divestments, and the management of our subsidiaries with regard to seeking out new opportunities to defend and increase growth. If we deploy our human resources and capital ineffectively or inefficiently, fail to sufficiently train our employees and develop sufficient competency, or integrate new acquisitions into our operations, we would be adversely affected.

In addition, new products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies and competencies necessary to compete in changed circumstances on commercially acceptable terms.
If we fail to successfully transform ourselves and react to technological developments, then our business performance, competitiveness, customer satisfaction and corporate image would be adversely affected.
FORWARD-LOOKING STATEMENTS CONTAIN PROJECTIONS THAT MAY NOT BE ACCURATE
This Annual Report is accompanied by forward-looking statements that include announcements regarding TELKOM’s current goals and projections of its operational performance and future business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words identify forward-looking statements. In addition, all statements, other than statements that contain historical facts, are forward-looking statements. While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in “Risk Factors”. All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.
WE ARE INCORPORATED IN INDONESIA AND IT MAY NOT BE POSSIBLE FOR INVESTORS TO EFFECT SERVICE OF PROCESS OR ENFORCE JUDGMENTS OBTAINED IN U.S. COURTS AGAINST US
We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to public companies. All of our significant assets are physically located in Indonesia. In addition, our Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process, or obtain or enforce judgments, on us or such persons within the United States including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States, or upon other bases or from non-U.S. courts.
We have been advised by our Indonesian legal advisor that judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the U.S. federal securities laws. As a result, holders of ADSs or Common Stock would be required to pursue claims against us or our Commissioners and Directors in an Indonesian court.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
General
We are exposed to market risks that arise from changes in exchange rates, interest rates and equity price risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2009, our time deposits in foreign currencies reached 35% against our current liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2007, 2008 and 2009 as the Indonesian economy was affected by a changes in the US Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2010 or thereafter.
Exchange Rate Risk
Our exposure to exchange rate fluctuations results primarily from long-term debt obligations and account receivables and payables paid for through draw downs under the Government on-lending program. The obligations as well as both account receivables and payables are denominated in US Dollar, Japanese Yen, Euro, Singapore Dollar and Great Britain Pound sterling. A further description of our foreign currency assets and liabilities is explained in Note 50 to the consolidated financial statements. Part of these obligations might be compensated by the increases in the value of our time deposits denominated in foreign currencies and increases in the value of account receivables in foreign currencies. The information on instruments and transactions that are sensitive to foreign exchange rates, including US Dollar, Euro, Singapore Dollar, Great Britain Pound sterling and Japanese Yen debt obligations and term deposits and our account payables and receivables.
The information presented in the following table was based on assumptions of selling and buying rates in U.S. Dollar as well as other currencies, which were quoted by Reuters on December 31, 2009 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2009 were Rp9,420 and Rp9,430 to US$1, respectively. However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

	Outstanding Balance as
	at December 31, 2009		Expected Maturity Date
	Foreign	Rp.						—	Fair
	Currency	Equiv.	2010	2011	2012	2013	2014	There after	Value
	(in	(Rp.in
	millions)	millions)
ASSETS
Cash and cash equivalents
U.S. Dollar	185.71	1,747,751	—	—	—	—	—	—	1,747,751
Euro	38.35	518,321	—	—	—	—	—	—	518,321
Singapore Dollar	0.24	1,599	—	—	—	—	—	—	1,599
Japanese Yen	0.22	22	—	—	—	—	—	—	22
Malaysian Ringgit	0.03	95	—	—	—	—	—	—	95
Temporary investments
U.S. Dollar	7.52	70,834	—	—	—	—	—	—	70,834
Trade receivables
Related parties
U.S. Dollars	2.78	26,198	—	—	—	—	—	—	26,198
Third parties
U.S. Dollars	66.64	627,487	—	—	—	—	—	—	627,487
Singapore Dollar	—	4	—	—	—	—	—	—	—

	Outstanding Balance as
	at December 31, 2009		Expected Maturity Date
	Foreign	Rp.						—	Fair
	Currency	Equiv.	2010	2011	2012	2013	2014	There after	Value
	(in	(Rp.in
	millions)	millions)
Other receivables
U.S. Dollar	0.64	5,994	—	—	—	—	—	—	5,994
Singapore Dollar	0.01	90	—	—	—	—	—	—	90
Great Britain Pound Sterling	0.06	916	—	—	—	—	—	—	916
Euro	0.01	198	—	—	—	—	—	—	198
Other current assets
U.S. Dollar	0.67	6,318	—	—	—	—	—	—	6,318
Advances and other non current assets
U.S. Dollar	2.55	23,935	—	—	—	—	—	—	23,935
Escrow accounts
U.S. Dollar	4.67	44,004	—	—	—	—	—	—	44,004
LIABILITIES
Trade accounts payable
Related parties
U.S. Dollar	6.81	63,981	—	—	—	—	—	—	63,981
Third parties
U.S. Dollar	453.80	4,268,114	—	—	—	—	—	—	4,268,114
Euro	18.04	243,667	—	—	—	—	—	—	243,667
Singapore Dollar	1.55	10,377	—	—	—	—	—	—	10,377
Great Britain Pound Sterling	0.06	873	—	—	—	—	—	—	873
Japanese Yen	0.51	52	—	—	—	—	—	—	52
Swiss Franc	—	15	—	—	—	—	—	—	15
Malaysian Ringgit	0.55	1,501	—	—	—	—	—	—	1,501
Other payables
U.S. Dollar	0.05	515	—	—	—	—	—	—	515
Accrued expenses
U.S. Dollar	10.55	99,468	—	—	—	—	—	—	99,468
Japanese Yen	41.09	4,199	—	—	—	—	—	—	4,199
Advances from customers and suppliers
U.S. Dollar	1.14	10,748	—	—	—	—	—	—	10,748
Long-term debts(1)
U.S. Dollar	266.50	2,513,002	1,183,553	365,186	181,655	178,073	178,073	426,462	2,454,083
Japanese Yen	11,518.47	1,177,186	78,479	78,479	78,479	78,479	78,479	784,791	1,147,252

(1)	Long-term debts for the purpose of this table consist of loans denominated in foreign currencies namely, two-step loans, liabilities of business acquisitions, long-term bank loans, notes and bonds, which in each case include their current maturities.
Interest Rate Risk
Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. The interest charged refers to the rate applicable for the Rupiah portion based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1% or based on floating interest rates offered by the lenders plus 5.25% and for the non-Rupiah portion based on floating interest rate offered by the lenders plus 0.5%. See Note 19 to our consolidated financial statements.
The instrument’s actual cash flows are denominated in Rupiah, US Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2009 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2009 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on US Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of

December 31, 2009; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2009. However, these assumptions may change in the future. These assumptions are different from the rates used in our consolidated financial statements; accordingly, amounts shown in the table may differ from the amounts shown in our consolidated financial statements.
Interest Rate Risk

	Outstanding Balance at
	December 31, 2009			Expected Maturity Date
	Foreign Currency	Rp.Equiv.	Rate	2010	2011	2012	2013	2014	Thereafter	Value
							(Rp.in millions)
ASSETS
Fixed Rate
Cash and cash equivalents
Time deposit
Rupiah
Principal	—	4,998,647	—	4,998,647	—	—	—	—	—	4,998,647
Interest	—	—	—	—	—	—	—	—	—	—
U.S. Dollar
Principal	172.21	1,620,614	—	1,620,614	—	—	—	—	—	1,620,614
Interest	—	—	—	—	—	—	—	—	—	—
Euro
Principal	35.77	483,243	—	483,243	—	—	—	—	—	483,243
Interest	—	—	—	—	—	—	—	—	—	—
SGD
Principal	—	—	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—	—	—
Temporary Investments — Available for-Sale Securities
Rupiah	—	288,673	—	288,673	—	—	—	—	—	288,673
U.S. Dollar	7.52	70,834	—	70,834	—	—	—	—	—	70,834
LIABILITIES
Short-term bank loans
Variable Rate
Rupiah
Principal	—	43,850	—	43,850	—	—	—	—	—	43,850
Interest	—	3,877	13	3,877	—	—	—	—	—	—
Fixed Rate
Rupiah
Principal(1)	—	—	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—	—	—
Long-term debts (I)
Variable Rate
Rupiah
Principal	—	17,634,511	—	5,771,997	4,203,479	2,886,351	2,799,271	1,531,354	442,059	16,546,532
Interest	—	3,790,326	9	1,506,212	987,680	644,431	368,620	122,777	160,606	—
U.S. Dollar
Principal	0.46	4,295	—	1,718	1,718	859	—	—	—	4,175
Interest	—	192	3	115	64	13	—	—	—	—

	Outstanding Balance at
	December 31, 2009			Expected Maturity Date
	Foreign Currency	Rp.Equiv.	Rate	2010	2011	2012	2013	2014	Thereafter	Value
							(Rp.in millions)
Fixed Rate
Rupiah
Principal	—	567,943	—	488,050	52,093	27,800	—	—	—	563,367
Interest	—	60,570	15	52,635	5,483	2,452	—	—	—	—
U.S. Dollar
Principal	259.89	2,450,853	—	1,136,845	353,327	178,073	178,073	178,073	426,462	2,449,909
Interest	—	359,115	6	125,669	64,448	50,424	39,519	28,755	50,300	—
Japanese Yen
Principal	11,518.47	1,177,186	—	78,479	78,479	78,479	78,479	78,479	784,791	1,147,252
Interest	—	282,931	3	35,879	33,447	31,101	28,581	26,148	127,775	—
Rupiah (capital lease)
Principal	—	302,393	—	107,170	96,703	69,838	25,962	2,720	—	—
Interest	—	92,701	0.1-0.25	48,816	29,634	11,942	2,201	108	—	—
U.S. Dollar (capital lease)
Principal	6.15	57,854	—	44,990	10,141	2,723	—	—	—	57,854
Interest	—	0.29	0.02-0.06	0.22	0.06	0.01	—	—	—	—

(1)	Long-term debts consist of loans which are subject to interest; namely two-step loans, notes and bonds, liabilities of business acquisition and long-term bank loans, which in each case include their current maturities.
Equity Price Risk
     Our long-term investments consist primarily of minority interests in the equity of private Indonesian companies. The financial performance of these companies may be affected by the macro economic and social conditions, such as the level of economic activity, the fluctuation of Rupiah exchange rates against other currencies, inflation and interest rates.

OPERATIONAL OVERVIEW
BUSINESS OVERVIEW
General
We are the largest and principal provider of fixed line telecommunications services in Indonesia. We own a majority of Telkomsel, the largest Indonesian mobile cellular operator in terms of subscribers and revenue. We also provide a wide range of other telecommunications services including interconnection, network, data and internet services and other telecommunications services. We report revenues in the following categories:
•	Fixed lines (which consists of fixed wireline and fixed wireless) and including international telephone services;

•	Cellular;

•	Interconnection;

•	Network;

•	Data, Internet and Information Technology services;

•	Revenue-Sharing Arrangements; and

•	Other services (including from telephone directory services and building management services).
For segment reporting purposes, we have four segments: fixed wireline, fixed wireless, cellular, and others. The fixed wireline segment provides local, domestic long-distance and international telephone services, and other telecommunications services (including, among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. Our fixed wireless segment provides local and domestic long-distance CDMA-based telephone services, as well as other telecommunication services using limited-mobility wireless handsets within a local area code. Our cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Any operating segment that does not represent more than 10% of our revenues is presented as “Others” and comprises telephone directories and building management businesses.
For 2009, other than interconnection customers, and Government departments and agencies, no single customer accounted for more than 1% of our total operating revenues. Our business does not experience significant seasonality.
Fixed Line Services
Our fixed line services are comprised mainly local and domestic long-distance services. We are the principal provider of fixed line services in Indonesia.

a.	Fixed Wireline Services
Our fixed wireline subscribers pay one-time installation charges, ongoing monthly subscription charges and usage charges for local, DLD and IDD services. In addition, our subscribers are provided with a number of value-added features, such as voicemail and information services and billing and directory assistance.

As part of our strategy to manage fixed wireline churn, in 2009, we launched a fixed business improvement program, which is a promotion for existing fixed wireline subscribers to offer them various monthly fixed fee packages for local and domestic long-distance calls up to a certain call volume. The fixed fee package is offered by us to each subscriber based on historical usage volumes for that particular subscriber.

b.	Fixed Wireless Services
Using CDMA-based fixed wireless technology, which minimizes the need to lay out cables, we have been able to rapidly develop telephone networks while reducing capital expenditures per line. Our CDMA-based fixed wireless phone service “TELKOMFlexi” offers limited mobility (within a local area code) for both fixed and portable handsets. TELKOMFlexi subscribers enjoy all the features offered by cellular services except roaming to other local area codes and international roaming.

TELKOMFlexi subscribers can choose between postpaid and prepaid services. Postpaid subscribers pay one-time activation charges, ongoing monthly subscription charges and usage charges for local, DLD and international services. These charges are generally the same as those paid by our fixed wire line subscribers.

TELKOMFlexi subscribers can take advantage of a range of value-added features, including SMS, wireless application protocol (“WAP”), unlimited internet access, a web portal, ring tones, and voicemail, as well as information services such as billing, directory assistance and other content services. Revenues from these services are reported as “Data and Internet Services”.

In July 2009, responding to market unlimited internet access demand, we launched “FlexiNet Unlimited”, which allows customers unlimited internet access for only Rp2,500 per day, Rp15,000 per seven days or Rp50,000 per month. FlexiNet Unlimited is intended for customers who need mobile data services. In addition to an affordable price, this service can also be used in all cities in Indonesia that are served by TELKOMFlexi coverage.

In September 2009, welcoming the month of Ramadhan, we launched a new handset called FlexiMuslim, bundled with a Flexi SIM Card. FlexiMuslim provides Islamic-related applications Quran and access to Islamic-related content, such as ability to read the Quran, determine the direction of Mecca and prayer reminders. In addition, the FlexiMuslim handset is also intended to meet consumer demand for handsets with multitasking abilities.

c.	Cellular Services
We provide mobile cellular services through our 65%-owned subsidiary Telkomsel. In 2009, Telkomsel’s mobile cellular subscribers (prepaid and postpaid) increased by 25% from approximately 65.3 million at the end of 2008 to approximately 81.6 million at the end of 2009. Based on data developed by Telkomsel from various sources, Telkomsel had an estimated 49% market share of the cellular market (full mobility) in Indonesia as of December 31, 2009, compared to an estimated 47% market share as of December 31, 2008.

Telkomsel provides GSM and 3G cellular services in Indonesia through its own network and internationally through networks operated by 380 international roaming partners in 197 countries as of the end of 2009. As of December 31, 2009, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to approximately 95% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali, Nusa Tenggara and Sumatera.

Telkomsel provides its subscribers with the option of a postpaid service under the brand name “kartuHALO” as well as two prepaid services under the brand names “simPATI” and “Kartu As.” In March 2007, Telkomsel launched HALOhybrid, a postpaid product which provides both postpaid and prepaid service in one SIM card. HALOhybrid subscribers have the benefit to determine freely monthly usage limit (ranging in value from Rp100,000 to Rp3,000,000), flexible tariff, refillable (once subscribers reach their usage limit), free SMS service, and usage monitoring. In August 2009, Telkomsel offered five minutes free (from minute-6 to minute-10) after five minutes usage for postpaid setting (on-network), cyclic.

In May 2008, Telkomsel was the first operator in South East Asia that launched BlackBerry® prepaid service. Activation via SMS was launched at the same time, marking a worldwide first. By end of 2009, BlackBerry® subscription had reached 250,000. In September 2009, Telkomsel offered an unlimited package for kartuHALO subscribers who use the TelkomselFlash service. The following tables set forth TelkomselFlash promotion packages:
Unlimited Installment Retail Package

Package	Monthly Tariff	Access Speed	Fair Usage	Throttled Speed	Valid for:
Basic	Rp 250,000	Up to 256 Kbps	500 MB	Up to 64 Kbps
Advance	Rp 350,000	Up to 512 Kbps	1 GB	Up to 64 Kbps	kartuHALO
Pro	Rp 525,000	Up to 3.6 Mbps	2 GB	Up to 128 Kbps
Unlimited Regular Retail Package

Package	Monthly Tariff	Access Speed	Fair Usage	Throttled Speed	Valid for:
Basic	Rp 125,000	Up to 256 Kbps	500 MB	Up to 64 Kbps
Advance	Rp 225,000	Up to 512 Kbps	1 GB	Up to 64 Kbps	kartuHALO
Pro	Rp 400,000	Up to 3.6 Mbps	2 GB	Up to 128 Kbps

In May 2009, Telkomsel offered promotional tariffs for using our TELKOM IDD service (SLI 007). By dialing 007 (country code) (area code) (destination number) from their handset, Telkomsel customers can enjoy special tariffs.

In August 2009, Telkomsel introduced a new program for existing and new HALOhybrid users, which was valid from August 5, 2009 to January 31, 2010. This program offered five minutes of free usage (from minute-6 to minute-10) after five minutes of paid usage for postpaid subscribers (on-network) and repeats for subsequent five minutes usage cycles.

In September 2009, Telkomsel offered a one-day promotion program called simPATI Talk Mania where simPATI users can get one hour of free calls between 0100-1700 hrs, on-net, by paying Rp2,000 or Rp3,000.

In November 2009, on the back of new additional spectrum of 5 Mhz, the next generation Flash was launched as a network technology upgrade from HSDPA 7.2 Mbps to HSPA+ technology with up to 21 Mbps access speed. This technology allows customers to have increased access speed for their internet browsing experience.

Telkomsel also launched a new edition of simPATI starter pack called simPATI M@X in November 2009, which replaced simPATI PeDe and offered an attractive bonus valued at more than Rp100,000. With an end user price of Rp10,000, preloaded credit, recharge bonus (minimum Rp20,000) and other bonuses are given.

In December 2009, Telkomsel introduced a new edition of Kartu As that offered customers various services by registering through the *100# access number. Customer are charged Rp1,000 for each of the services offered, such as “Call in anytime”, “Talk for 30 minutes” (on-net), 50 or 500 SMS on-net (depending on the time), 50 Kb Internet data access, Facebook & chatting for one day, five minutes international call usage (based on VoIP 01052), and others.

Telkomsel launched its 3G services in Jakarta in September 2006 for both postpaid and prepaid customers. It provides various features including video calls, mobile television, mobile download and high-speed data access. Other innovations included video surveillance and traffic monitoring services which enable users to monitor certain things through their handset, such as road traffic conditions at a particular location, a pre-assigned object or event and others.

The following table sets forth Telkomsel’s subscriber base figures for the periods indicated:

	As of or for the Year Ended December 31,
	2007	2008	2009(1)
Cellular subscribers
kartuHALO (Postpaid)	1,913,130	1,940,372	2,034,693
simPATI (Prepaid)	23,985,823	43,032,744	57,992,556
Kartu As (Prepaid)	21,991,186	20,326,875	21,616,283
Deactivations(2)
kartuHALO (Postpaid)	355,839	445,981	418,100
simPATI (Prepaid)	36,417,396	39,156,518	45,500,291
Kartu As (Prepaid)	26,906,156	27,958,772	24,229,934
Average monthly churn rate(3)
kartuHALO (Postpaid)	1.70%	2%	2%
simPATI (Prepaid)	13.80%	10%	7%
Kartu As (Prepaid)	12.80%	11%	10%
ARPU(4)
kartuHALO (Postpaid) (Rp’000)	264	216	214
simPATI (Prepaid) (Rp’000)	84	63	48
Kartu As (Prepaid) (Rp’000)	57	37	31

(1)	For 2009, prepaid subscribers may purchase SIM cards with value of Rp10,000 and refill vouchers with values ranging from Rp5,000 to Rp1,000,000.

(2)	Includes voluntary and involuntary deactivations.

(3)	The average monthly churn rate for a year is computed by adding the monthly churn rates during the year and dividing by 12. The monthly churn rate is computed by dividing the number of subscribers deactivated during the month by the number of subscribers at the beginning of the month.

(4)	Refers to Average Revenue per User which is calculated by taking the sum of the ARPU for each month of the year and divided by 12. ARPU is computed by dividing total cellular revenues for either postpaid or prepaid subscribers (excluding connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts) for each month by the respective average number of postpaid or prepaid cellular subscribers for that month.
Joint Operation Scheme
Since the acquisition of our last remaining KSO partner, KSO VII, in October 2006, we no longer maintain joint operation schemes with KSO partners.
Interconnection Services
We receive revenues from other telecommunications operators providing fixed line, cellular, international long-distance and other services that interconnect with our network.
In December 2006, as a result of the implementation of the cost-based interconnection scheme, we amended all of our interconnection agreements with other domestic network operators in-line with the cost-based interconnection scheme. These amendments became effective on January 1, 2007. In December 2007, we and all network operators signed new interconnection agreements that replaced all interconnection agreements between us and other network operators including amendments of all interconnection agreements signed in December 2006. These agreements address the requirements under TELKOM’s RIO. On February 5, 2008, the Government issued a regulation mandating tariff adjustments to the cost-based interconnection tariff regime that it introduced on January 1, 2007. Pursuant to the regulation, we, including Telkomsel, along with 10 other Indonesian telecommunication service providers, were required to make adjustments by April 1, 2008 in order to comply with the new interconnection tariff scheme. On April 11, 2008, the Government approved RIOs from dominant operators (operators controlling more than 25% of the market share), including ourselves and our subsidiary, Telkomsel, to replace the previous RIOs. We did not make any further interconnection tariff adjustments in 2009.
Our interconnection traffic volumes are set forth in the following table for the periods indicated:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	4,863.60	5,162.20	4,970.00	6,626.90	5,748.50
Outgoing paid minutes	7,514.90	7,704.20	7,251.80	5,879.40	4,622.90
Fixed Line Interconnection(2)
Incoming paid minutes	612.3	864.9	923.5	1,362.30	1,547.80
Outgoing paid minutes	493.5	965.2	1,437.10	1,988.50	1,910.60
Satellite Phone Interconnection
Incoming paid minutes	10.7	9.3	5.1	3.2	1.80
Outgoing paid minutes	6.5	4.5	2.3	1.6	1.00
International Interconnection(3)
Incoming paid minutes	596.4	861.9	1,208.50	1,409.80	1,475.40
Outgoing paid minutes	185.5	177.6	162.9	165.5	160.40
Total
Incoming paid minutes	6,083.0	6,898.3	7,107.2	9,402.1	8,773.6
Outgoing paid minutes	8,200.4	8,851.5	8,854.1	8,035.0	6,695.0

(1)	Includes interconnection with Telkomsel.

(2)	Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, Indosat starting 2004 and Mobile 8 Phone starting 2008.

(3)	International interconnection minutes are derived from interconnection with Indosat’s international network starting 2004 and also derived from interconnection with Bakrie Telecom’s international network starting 2009 (incoming and outgoing calls us using TIC-007 as well).

Paid minutes from Telkomsel for the years 2005 to 2009 are set forth in the following table:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(millions of minutes)
Incoming paid minutes	2,709.10	2,914	2,663.20	3,637.60	3,379.64
Outgoing paid minutes	4,251.50	4,546	4,188.00	3,270.60	2,611.90
Network Services
We provide satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, satellite-based leased lines and terrestrial-based leased lines. Our customers for network services include businesses and other telecommunications operators. Our customers may enter into agreements that can be for services as brief as a few minutes in the case of broadcasts or long-term agreements for services over the course of one to five years.
Data and Internet Services
We provide SMS for fixed wire line, fixed wireless and cellular phones, dial-up and broadband internet access, data network services (including VPN frame relay and IP VPN), VoIP services for international calls, ISDN lines and other multimedia services.
Our premium prepaid dial-up internet access service, TELKOMNet Instan, is available in all cities in Indonesia. A total of 1.5 billion TELKOMNet Instan minutes were utilized in 2009 by approximately 448 thousand telephone subscribers. The number of subscribers decreased by 22.0% from the prior year.
TELKOM also provides broadband internet service that runs on existing copper access and use ADSL technology. As of December 31, 2009, we had approximately 1,145 thousand broadband internet access subscribers, an increase of 77.5% over the prior year.
VoIP is a low-cost service for international phone calls. “TELKOMGlobal-01017” is our premium VoIP international calling service, while the standard VoIP international calling service is known as “TELKOMSave”. Both services are accessed by dialing a special international prefix. Having entered into agreements with eight global carriers (four for outgoing, one for incoming and three for both incoming and outgoing calls), we provide worldwide access for subscribers. All the global carriers are wholesalers that allow us access to their international networks.
A total of 275.9 million outgoing (using TELKOMSave or TELKOMGlobal-01017) and incoming (from TELKOM’s global partners) VoIP minutes were called during 2009. This represents an increase of 43.2 million, 18.6%, in VoIP minutes called compared to 2008. Although incoming VoIP minutes called fell 68.9% from 63.0 million minutes in 2008 to 19.6 million minutes in 2009, outgoing VoIP minutes called grew 51.0% from 169.7 million minutes in 2008 to 256.3 million minutes in 2009.
Certain information about our VoIP services is set forth in the following table:

Item	TELKOMGlobal-01017	TELKOMSave
Dial	One stage	Two stages
Quality/Technology	Premium VoIP	Standard VoIP
Revenue-Sharing Arrangements (PBHs)
We enter into separate agreements with several investors under revenue-sharing arrangements to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities. For further details regarding the revenue-sharing arrangements, see Note 46 to our consolidated financial statements.

Other Services
We also provide a variety of other services, such as telephone directory services, provided through our wholly-owned subsidiary, Infomedia; and cable and pay television and related services (178,559 subscribers as of December 31, 2009), provided through Indonusa.
NETWORK INFRASTRUCTURE
Fixed line Network and Backbone
a.	Fixed Wireline Network

Our fixed line network is made up of a hierarchy of exchanges ranging from local exchanges to trunk exchanges. Subscribers’ premises are connected to their local exchange by outside plant, or facilities that include wireline (optical fiber and copper) and wireless local transmission links and the distribution facilities joining them. With digital switching facilities at each local and trunk exchange, we have substantially increased network efficiency, performance and call routing flexibility.

As of December 31, 2009, our total number of fixed wireline lines in service in all divisions has remained at approximately 8.4 million. In line with our Infrastructure, Service and Operation Master Plan (INSYNC2014 rolling 2008-2014), we are making the transition from a legacy network to a next generation network (“NGN”). This transformation, which is being rolled out in phases, covers infrastructure, new wave services and network operation methods, and includes modernizing the network infrastructure to ALL IP Infrastructure. The main NGN transformation will contribute to a reduction of OPEX and CAPEX, enable more efficient use of available bandwidth, allow us to provide new, customized services, simplify our network architecture, and streamline equipment. Our target is to be a full NGN Service Network by 2014.

The following table sets forth statistics relating to our fixed wireline network since 2005:
Fixed Wireline Network

	2005(1)	2006(2)	2007(2)	2008(2)	2009(2)
Exchange capacity
Non-KSO Divisions	9,138,167	10,439,658	10,732,304	11,038,818	11,094,063
KSO Divisions(7)	1,045,366	—	—	—	—

Total	10,183,533	10,439,658	10,732,304	11,038,818	11,094,063
Installed lines
Non-KSO Divisions	8,497,255	9,634,910	9,704,576	9,838,537	10,013,565
KSO Divisions(7)	998,901	—	—	—	—

Total	9,496,156	9,634,910	9,704,576	9,838,537	10,013,565
Lines in service(3)
Non-KSO Divisions	7,787,693	8,709,211	8,684,888	8,629,783	8,376,793
KSO Divisions(7)	898,438	—	—	—	—

Total	8,686,131	8,709,211	8,684,888	8,629,783	8,376,793
Subscriber lines
Non-KSO Divisions	7,413,769	8,328,179	8,324,197	8,302,730	8,038,294
KSO Divisions(7)	869,631	—	—	—	—

Total	8,283,400	8,328,179	8,324,197	8,302,730	8,038,294
Public telephones
Non-KSO Divisions	373,924	381,032	360,691	327,053	338,499
KSO Divisions(7)	28,807	—	—	—	—

Total	402,731	381,032	360,691	327,053	338,499
Leased lines in service
Non-KSO Divisions(4)	11,333	7,476	6,338	6,084	4,273
KSO Divisions(7)	575	—	—	—	—

Total	11,908	7,476	6,338	6,084	4,273

	2005(1)	2006(2)	2007(2)	2008(2)	2009(2)
Fixed wireline subscriber pulse production (millions)(5)
Non-KSO Divisions	57,926	64,012	75,451	62,940	54,186
KSO Divisions(5)	9,743	—	—	—	—

Total	67,669	64,012	75,451	62,940	54,186
Fault rate(6)
Non-KSO Divisions	3.8	3.6	3.8	3,5	3.1
KSO Divisions(7)	2.0	—	—	—	—

Combined	3.6	3.6	3.8	3,5	3.1

(1)	For 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.

(2)	Since October 2006 , when we acquired our last remaining KSO partner, KSO VII, we no longer have any KSO Divisions

(3)	Lines in service are comprised of subscriber lines and public telephone lines, including the lines in service operated by us pursuant to revenue-sharing arrangements.

(4)	Excludes leased lines for our network and multimedia businesses.

(5)	Consists of pulses generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.

(6)	Faults per 100 connected lines per month.

(7)	Divisions classified as KSO Divisions differ year by year due to acquisition in certain years. See footnotes (1) to (3) above.
The following table sets out information relating to our fixed line network in each of our operating divisions as of December 31, 2009:

			Division III
	Division I	Division II	(West Java and	Division IV	Division V	Division VI	Division VII
	(Sumatra)	(Jakarta)	Banten)	(Central Java)	(East Java)	(Kaliman-tan)	(East Indonesia)	Total
Local exchange capacity	5,284,789	8,921,855	4,715,035	3,539,831	8,305,781	1,502,605	2,217,798	34,487,694
Total lines in service	2,744,101	6,410,837	1,940,326	1,978,867	6,905,510	1,259,081	2,277,128	23,515,850
Capacity utilization (%)(1)	51.92	71.86	41.15	55.90	83.14	83.79	102.68	68.19
Installed lines(2)	5,601,277	9,794,264	4,513,160	3,854,559	8,622,556	2,105,107	3,176,195	37,667,118
Utilization rate(%)(1)	49.0	65.5	43.0	51.3	80.1	59.8	71.7	62.4
Employees(3)	2,262	4,250	971	1,166	1,470	518	1,707	12,344
Population (millions)(4)	49.8	9.0	52.7	35.8	36.2	13.8	34.8	232.1
TELKOM line penetration(%)(5)	5.5	71.6	3.7	5.5	19.1	9.1	6.5	10.1

(1)	Capacity utilization (lines in service/exchange capacity) and utilization rate (lines in service/installed lines) consist of fixed wireline and fixed wireless. The rate can exceed 100% since the exchange capacity in fixed wireless (MSC and BTS) is calculated by assuming traffic allocation per subscriber of 60 mE (milli-Erlang).

(2)	Total includes 515,072 SSF BTS capacity of fixed line under RSA scheme.

(3)	Does not include employees from the corporate office or support divisions, such as TELKOM’s long distance, fixed wireless, multimedia and construction divisions.

(4)	Source: Index number from Indonesian Central Bureau of Statistics (estimated figures).

(5)	TELKOM’s penetration based on the estimated population figures.

b.	Fixed Wireless Network
Our fixed wireless network consists of Mobile Switching Centers (“MSC”) that are connected to each other through trunk exchanges. Each MSC is also connected to a Base Station Sub System (“BSS”) made up of a Base Station Controller (“BSC”) and a Base Transceiver Station (“BTS”). These, in turn, connect the handheld device and fixed wireless terminal at the customer’s premises to our fixed wireless network.

The total number of fixed wireless lines in service increased from approximately 12.7 million as of December 31, 2008 to approximately 15.1 million as of December 31, 2009.

The following table sets out statistics relating to our fixed wireless network since 2005-2009:

	As and for the Year Ended December 31,
	2005(1)	2006(2)	2007(2)	2008(3)	2009(3)
Exchange capacity (MSC)(5)
Non-KSO Divisions	2,687,348	6,655,891	12,831,841	15,885,020	23,393,631
KSO Divisions(5)	329,708	—	—	—	—

Total	3,017,056	6,655,891	12,831,841	15,885,020	23,393,631
Installed lines (BTS)(5)
Non-KSO Divisions	3,332,893	7,698,039	9,383,924	19,861,324	27,653,553
KSO Divisions(5)	340,568	—	—	—	—

Total	3,673,461	7,698,039	9,383,924	19,861,324	27,653,553
Lines in service(3)
Non-KSO Divisions	3,750,821	4,175,853	6,362,844	12,725,425	15,139,057
KSO Divisions(5)	311,046	—	—	—	—

Total	4,061,867	4,175,853	6,362,844	12,725,425	15,139,057
Subscriber lines
Non-KSO Divisions	3,739,095	4,163,284	6,335,452	12,698,827	15,115,892
KSO Divisions(5)	311,046	—	—	—	—

Total	4,050,141	4,163,284	6,335,452	12,698,827	15,115,892
Public telephones
Non-KSO Divisions	11,726	12,569	27,392	26,598	23,165
KSO Divisions(5)	—	—	—	—	—

Total	11,726	12,569	27,392	26,598	23,165
Fixed wireless subscriber pulse production/minutes production (millions)(4)(6)
Non-KSO Divisions	3,254	5,512	9,144	12,304	14,627
KSO Divisions(5)	299	—	—	—	—

Total	3,553	5,512	9,144	12,304	14,627

(1)	For 2005, Non-KSO Divisions refer to Divisions I, II, III, IV, V and VI, while KSO Divisions refer to Division VII.

(2)	Since October 2006 , when we acquired our last remaining KSO partner, KSO VII, we no longer have any KSO Divisions

(3)	Lines in service are comprised of subscriber lines and public telephone lines, including the lines in service operated by us pursuant to the revenue-sharing arrangements.

(4)	Prior to 2006, the capacities of BTS and MSC were calculated by assuming traffic allocation per subscriber to be 60 mE (milli-Erlang). However, the average traffic used per subscriber in 2005 was only 18 to 30 mE. Therefore, the capacities of BTS and MSC in 2006, 2007, 2008 and 2009 were calculated by assuming traffic allocation per subscriber of 30 mE.

(5)	Consists of minutes usage generated from local and domestic long-distance calls, excluding calls made from pay phones and mobile cellular phones.

(6)	We offer a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi”. As of December 31, 2009, we had 15.1 million TELKOMFlexi lines in service.

c.	Backbone
Our telecommunications network consists of transmission, trunk switches and core routers connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

The following table sets forth certain information on the transmission capacity of TELKOM’s backbone transmission facilities as of December 31, 2009:
Backbone

	Capacity (number of Transmission
	medium circuits)	Percentage
Optical fiber cable	24,489	75.4%
Microwave	4,800	14.8%
Submarine cable	2,508	7.7%
Satellite	702	2.2%
Total	32,499	100%
Mobile Cellular Network
Telkomsel has the largest network coverage of any cellular operators in Indonesia. Telkomsel currently operates GSM/DCS, GPRS, EDGE and 3G cellular networks. The GSM/DCS network consists of 7.5 MHz in the 900 MHz band and 22.5 MHz in the 1800 MHz band. Both networks operate as a single integrated dual band network. Its 3G network uses a 10 MHz bandwidth at 2.1 GHz frequency.
As of December 31, 2009, Telkomsel’s digital network had 30,992 BTSs, 140 cellular switching centers and 760 base station controllers, with an overall network capacity capable of supporting 85.2 million subscribers.
Data and Internet Network
We began operating data network services in 1997 and continue to develop and expand our network. As of December 31, 2009, our IP-based network covered 506 locations with 882 router nodes nationwide. We will continue to improve the speed and quality of our IP-based network. Our IP-based network serves as the transport network for high quality VPNs, VoIP, and dial-up and broadband internet services. We have remote access servers (“RAS”) in 121 locations with 167 nodes nationwide used for our “TELKOMNet Instan” dial-up internet services and corporate dial-up internet services.
Since 2004, we have provided fixed-line based broadband access services under the brand name “Speedy” by using DSL technology. As of December 31, 2009, we had 1,145 thousand “Speedy” subscribers in all of Divisions I to VII. “Speedy” subscribers are typically residential dial-up users with a monthly usage of more than Rp75,000, small office/home office companies, travel agents, internet cafes and schools. Since May 2008, Speedy had bandwidth download speed of up to 1 Mbps.
International Network
We offer IDD fixed line services under the brand name “TIC-007”. To route outgoing IDD and incoming international calls, we have international gateways, in Batam, Jakarta and Surabaya. At the present time, we have no intention to develop any new gateways.
In order to facilitate interconnection of international calls, we entered into international telecommunications service agreements with telecommunications operators in several countries. In addition, as we do not have agreements with telecommunication operators in each of our IDD destinations, we entered into agreements with SingTel Mobile, Telekom Malaysia, MCI and other entities being operators to act as hubs to route international calls to their destinations. As of December 31, 2009, we had entered into international telecommunications service agreements with 37 international operators in 19 countries, compared to 35 international operators in 16 countries as of December 31, 2008. We plan to enter into additional international telecommunications service agreements with telecommunications operators for direct interconnection, particularly operators in the top 20 destinations for our outgoing IDD traffic.
Expansion and development of international network infrastructure are mainly to fulfill capacity requirement, enhance reliability, investment efficiency and also consider NGN based infrastructure transformation. For the time being, we have three international gateways: Jakarta, Batam and Surabaya, that between them connected by reliable domestic network. In service node development, TELKOM will develop Softswitch to support international services.

Our international network is underpinned by Sistem Komunikasi Kabel Laut (Submarine Cable Communication System, “SKKL”), Dumai Malaka Cable’s System (“DMCS”), Thailand Indonesia Singapore (“TIS”), Indefeasible right of use (“IRU”), Border Radio Microwave and Satellite. To develop and strengthen our international network and expand our broadband services, we have also entered into a AAG cable consortium to provide initial capacity 40G bandwidth with US$48 million initial investment in April 2007. We also have a long term plan to develop international access to eastern parts of Indonesia to diversify and capture business opportunities in South Asia, the Middle East and Europe.
Other Network Infrastructure
We operate the TELKOM-1 and TELKOM-2 satellites and 190 earth stations, including one satellite master control station. TELKOM-1 has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders and TELKOM-2 has 24 standard C-band transponders. We use our satellites for the following purposes:
—	Network backbone transmission;

—	Rural telecommunications services;

—	Back-up transmission capacity for the national telecommunications network;

—	Satellite broadcasting, VSAT and multimedia services;

—	Satellite transponder capacity leasing;

—	Satellite-based lease line; and

—	Teleport (earth station satellite up linking and down linking services to and from other satellites).
We continue to develop our satellite network to retain and increase market and revenue share of satellite services, fulfill the demand for satellite transmission and improve capacity and quality of services. Currently, we have two operating satellites: TELKOM-1 and TELKOM-2. In order to fulfill customer demand, we also leased some transponders from other satellite provider such as GE 23 with 8 transponders, Apstar-1 with 1 transponder, Sinosat with 2 transponders and JCSAT5A with 2 transponders.
On March 2, 2009, we entered into a contract for the procurement of the TELKOM-3 Satellite System with Academician M.F.Reshetnev Information Satellite System. The purchase price for this agreement was US$162.6 million (not including VAT), which is conditioned upon the launch of a selected launch vehicle. The TELKOM-3 Satellite is required to be delivered to the designated launch site within 26 months, and to the final designated orbital position within 29 months, after March 2, 2009, the effective date of contract. We plan to deploy the TELKOM-3 satellite in 2011.
NETWORK DEVELOPMENT
Fixed Line Network Development
In 2009 we strengthened the implementation of the Next Generation Network (NGN) in line with the INSYNC2014 Master Plan. This is the roadmap for the development of our access network, service network, IP backbone and long-haul backbone. Key fixed line developments in 2009 are outlined below.
—	The international cable system provided by the Asia America Gateway consortium has been operational since November 10, 2009, with an initial capacity of 40 G.

—	The capacity expansion of the Java-Sumatra-Kalimantan (Jasuka) submarine backbone infrastructure has been undertaken, with the following key developments: additional 5 lambda (50 G) capacity for the Ring 3 submarine portion (Batam Center-Pontianak-Tanjung Pandan-Tanjung Pakis); additional capacity of 4 lambda (40 G) for the Ring 3 land portion (Dumai-Pekanbaru-Jambi), 3 lambda (40 G) for Palembang-Baturaja-Bandar Lampung and 2 lambda (20 G) for Ring 1A (Medan-Pekanbaru-Padang-Pematang Siantar). The expansion of the long-haul backbone will be completed in April 2010. The expected completion in June 2010 of the backbone project across the west coast of Sumatra (Ring 1B Medan-Banda Aceh), with an initial capacity of 70 G, will complete the full ring on the island of Sumatra.

—	Capacity expansion of the Java backbone included capacity upgrades of 1 lambda (10 G) for Telkomsel and 1 lambda (10 G) for Natrino Telepon Seluler (“NTS”). This project is scheduled to be completed in the first semester of 2010, bringing the total capacity of the Java backbone to 15 lambda (150 G).

—	We completed a new Outside Plant (“OSP”) Kalimantan-Sulawesi fiber optic project in July 2009 that connects terrestrial fiber optic from the eastern part to the southern part of Kalimantan (Sangata-Banjarmasin) and from the north to the south of Sulawesi (Manado-Gorontalo-Parigi-Palu-Palopo-Mamuju-Makasar), with a total length 3,163 km and total capacity of 2 lambda (20 G).

—	The JaKa2LaDeMa submarine and OSP fiber optic project that connects Java, Kalimantan, Sulawesi, Denpasar and Mataram has been in development since the beginning of 2009 and will be operational in April 2010 with an initial capacity of 2 lambda (20 G). The JaKa2LaDeMa cable has 3 rings: Ring 4 (Java-Kalimantan), Ring 8 (Kalimantan-Sulawesi) and Ring 9 (Denpasar-Mataram).

—	On November 24, 2009 TELKOM entered into an agreement for the procurement and installation of the Palapa Ring Mataram Kupang submarine cable system. This project will connect a network between Mataram and Kupang, with an initial capacity of 40G started when it comes into operation, which is expected at the end of December 2010.

—	Fiber optic regional junctions in Sumatra, Kalimantan and Sulawesi were developed in 2009 with a total length of 2000 km.

—	Softswitch implementation with nationwide coverage was first implemented in 2009, which replaces the obsolete TDM switch and provides additional capacity for fixed lines. The implementation currently comprises call agents (softswitch) in 12 locations, trunk gateways in 28 locations and a total capacity of 602,656 licenses, including for additional capacity for fixed line units, access modernization and switching modernization. The full scope of the project is expected to be ready for service in November 2010.

—	The new Multi Service Access Network (MSAN) platform is being developed for the fixed line network with a total of 313,893 lines in 2009. There are currently three MSAN platforms providing nationwide coverage (Divison 1 — Division 7). The 2009 development is expected to be ready for service in June 2010.

—	A Gigabit-Passive Optical Network (GPON) was implemented in 2009, focusing on the Node B backhaul for our subsidiary, Telkomsel, in order to support mobile broadband penetration. GPON will also support the provision of fiber optic broadband service directly to high rise buildings and homes, selectively in certain locations (premium real estate). Deployment in 2009 totaled 140 OLT, 152 ONU and 715 ONT nodes, estimated to be ready for service in June 2010.

—	Our IP-based network was expanded. See “—Data Network Development”.

—	The development of the Metro ethernet network continued to be deployed for node expansion and additional port nationwide. See “—Data Network Development”.
To strengthen our TIME services further, we plan to:
—	consistently implement the new broadband vision articulated in the INSYNC2014 Master Plan: Broadband for corporate and business customers and mobile broadband;

—	provide new line capacity to fulfill customer demand to support fixed and mobile broadband demand;

—	continue to strengthen NGN implementation by deploying, expanding and upgrading the capacity of the long-haul backbone, and expanding our international link cable system, softswitch system, IP transport, Metro ethernet network, and broadband access;

—	continue to improve our network quality through enhancements in our copper access network, ring system transmission network and redundancy systems for all equipment, including battery and rectifiers; and

—	continue network integration and quality improvements through our national operational support system.
For details of our other significant contractual commitments, see Note 48a to our consolidated financial statements.

Fixed Wireless Network Development
Over the last four years we significantly upgraded and expanded our fixed wireless network. In 2006, we entered into agreements with PT Samsung Telecommunication Indonesia for the purchase of CDMA 2000-1X equipment and services in Regional Division V; a purchase and installation agreement with a Samsung Consortium for the expansion of the NSS, BSS and PDN FWA CDMA System Project in Division V (East Java); agreements with a Huawei Consortium for the FWA CDMA expansion in Divisions I to IV; and an agreement with a ZTE Consortium for the FWA CDMA expansion in Division VI and VII.
In 2007, we continued to expand our capacity in all regions, entering into an agreement with a Samsung Consortium for the deployment of FWA CDMA NSS, BSS and PDN systems in Regional Division VII Bali and Nusa Tenggara, and with the ZTE Consortium for the deployment of FWA CDMA NSS, BSS and PDN systems in Division VII, covering Sulawesi, Maluku and Papua. We also completed the network migration of FWA CDMA TELKOMFlexi from 1900 MHz to 800 MHz in Division II (Jakarta) and Division III (West Java and Banten).
In 2008, Telkom Flexi again expanded its BTS network, developing 2,143 new base stations. This expansion involved four major vendors: Huawei, Motorola, Samsung and ZTE. In Division 1, Motorola developed 69 new base stations under the replace and redeployment method, while Huawei built 326 new base stations. Huawei also developed 408 new BTS in Division 2, 225 new BTS in Division 3 and 181 new BTS in Division 4. Meanwhile, Samsung built 543 new BTS in Division 5, 63 in Division 4 and 39 in Division 7. In Division 6 (Kalimantan), ZTE built 140 new BTS and another 149 in Division 7. New BTS construction contracts in 2008 accounted for only 1,140 of the total, with the remaining 47% (1003 base stations) being a continuation of deployment contracts entered into in 2006 and 2007.
The Division of Fixed Wireless Network (DFWN) officially became an independent division in 2009. Now known as Division TELKOM Flexi (DTF), it will play a more comprehensive and integrated role, handling everything from planning and development of products and infrastructure, to sales and marketing and business development in a single division.
In 2009, DTF deployed 1,489 new BTS, delivering a total additional capacity of 7,505,439 lines. This brings the cumulative total of BTS as of the end of December 2009 to 5,543 BTS with a total line capacity of 27,653,553.
In another significant development, we won Wi-MAX wireless broadband access 2.3 GHz licenses in 2009 for five areas (Central Java, East Java, North Sulawesi, Maluku and North Maluku, and Papua), complementing our existing licenses for 3.3 GHz wireless broadband access in seven areas. In 2009, 3.3 GHz wireless broadband access was deployed in 31 base stations and 460 subscriber stations and will be fully ready for service in September 2010.
Mobile Cellular Network Development
Telkomsel’s GSM coverage extends to all counties in Indonesia. In 2009, Telkomsel added, among other equipment, 4,120 BTSs (including 1,652 nodes for 3G services), thereby expanding its capacity to cater to the increase in minutes of use due to the fierce competition and aggressive promotions in 2008. Telkomsel plans to continue to install additional BTSs to further expand its coverage to the sub-county level in Kalimantan, Sulawesi and East Indonesia, enhance its capacity in highly populated areas, expand its 3G network and the broadband coverage, further expand its fiber optic transmission backbone for major cities in Java, install additional microcells and transmitting and receiving exchanges, particularly in provincial areas, further improve the quality of its coverage, upgrade its switching equipment to increase network capacity, and expand its intelligent network used in connection with its prepaid products.
Data Network Development
We continued to improve the quality of our data network in 2008. We expanded the coverage and capacity of our existing IP core through the implementation of IP over Lambda 10 Gbps based and the Telkom Tera Router Core in three cities and six nodes (Jakarta, Batam and Surabaya) and an additional three internet gateway nodes. The tera router has been in operation since March 2009.
In support of the Next Generation Network (NGN) program, we enhanced the IP core network to enable us to deliver triple play services and service convergence, and to integrate the NGN core network between our fixed and fixed wireless business. The IP core development consisted of the implementation of a single platform tera-byte router with fully redundant network architecture. Our existing IP core network consists of 22 core router nodes, 601 PE routers, 156 10GE, 702 GE ports, 284 STM-1, 143 STM-4 and 37 STM-16.
Our regional IP network was expanded in 2009 with the completion of 130 new nodes for the nationwide Metro Ethernet Network (located at exchange nodes) to add to the 767 nodes developed for the Metro network in 2008. This delivers a total of 897 Metro Ethernet nodes that are ready to support the bandwidth requirements of our broadband services nationwide. Metro Ethernet is also being utilized as the main IP transport for IP DSLAM, MSAN for Speedy Broadband, Softswitch, and IP VPN as well as GPON for mobile backhaul, enterprise business solutions and Triple Play services for selected customers. In 2009, TELKOM used its Metro Ethernet network as the mobile backhaul for more than 900 Node Bs belonging to our cellular subsidiary, Telkomsel, in support of mobile broadband penetration. This network synergy is expected to continue to provide 4,000 Node Bs in 2010.
By the end of December 2009, TELKOM had successfully deployed an additional 400,408 broadband access ports (IP DSLAM) for TELKOM Speedy. This brings the cumulative capacity to 2,350,257 ports, which will provide full support for the rapid expansion of fixed broadband penetration through TELKOM Speedy. In addition, the ongoing development of 303,812 ports from MSAN broadband in 2009 will be ready for service in June 2010.
By the end of December 2009, we had expanded the internet gateway capacity to 30.025 Gbps. This will ensure adequate capacity international links to anticipate for high broadband traffic growth for both fixed and mobile broadband.

CORPORATE STRATEGY
Indonesia’s telecommunications market currently has a low penetration rates for fixed lines, moderate to high penetration rates for wireless (cellular/ GSM and fixed wireless access), business and low penetration rates for broadband business. We expect that broadband and enterprise businesses will be our next key drivers for growth and will continue to offer favorable opportunities in the future. We expect that our fixed line, wireless, broadband and enterprises services will continue to contribute significantly to our operating revenues in the near term. To support this, we developed broad business strategies to retain our existing customers, to acquire new and lost customers and to further penetrate the market through our customer relationship management, product leadership and diversification, competitive pricing and one-gate distribution channels. The strategy focus on growth market such as broadband and enterprise is a growth strategy comprising “defending core business by customer retention”, “exploiting the full potential of TELKOM Group’s products”, and “extending scope of offering and capabilities to stake out future growth opportunities”. For the wireless business, the strategy is to align our cellular and fixed wireless business so that we can achieve the maximum synergy. The strategy focus for fixed line is different and will be on cost productivity, as the business is slowing down. In addition to these strategies that focus on strengthening our core businesses, we are also seeking to develop new areas of growth for our next curve, by entering adjacent industries to capture the opportunities in IT services as well as the media and edutainment businesses.
All of the above strategies were developed to support our vision “to become the leading InfoComm player in the region”, with the missions “to provide one stop InfoComm services with excellent quality and competitive prices” and “to be the role model as the best managed Indonesian corporation”.
The key elements of our strategy are:

a.	Optimize Our Fixed Wireline Business
Indonesia has one of the lowest fixed line penetration rates in Southeast Asia. As of December 31, 2009, a majority of the total lines in service were in the major metropolitan areas such as Jakarta, Surabaya, Semarang, Bandung, Medan and Denpasar. We aim to strengthen and optimize our fixed wireline business by:
•	increasing the cost competitiveness through improving cross functional efficiency;

•	transforming legacy infrastructure into NGN Infrastructure;

•	increasing our fixed line penetration rate more quickly and with lower capital expenditure per line through the use of fixed wireless technology;

•	increasing the use of voice and value added services of fixed wireline product;

•	launching programs to manage churn;

•	strengthening our interconnection business by establishing a service center dedicated to telecommunications operators and other interconnection customers, opening more gateways to other telecommunications operators, offering more attractive pricing and providing enhanced billing services;

•	strengthening Plasa TELKOM, our customer service centers, as a point of sale for our services;

•	developing and expanding our IDD fixed line business;

•	enhancing our fixed wireline access network to provide broadband capability; and

•	establishing the Access Division as a separate business unit at the end of 2009 to seek to strengthen our access business.

b.	Consolidate and Grow Fixed Wireless Access Business and Manage Wireless Portfolio
We offer a limited mobility CDMA-based fixed wireless phone service under the brand name “TELKOMFlexi.” We plan to continue to expand, although more selectively, our CDMA-based fixed wireless networks in all of our regional divisions by constructing CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility. We believe the continued deployment of a CDMA-based fixed wireless network and our TELKOMFlexi business will provide us with a competitive advantage in the face of liberalization and increased competition in the fixed line market. We are also creating sharing joint infrastructure program between TELKOMFlexi and Telkomsel to speed up the fixed wireless network development and create more value for the Group.

To enhance our organization’s capabilities on managing fixed wireless business, we reorganized our fixed wireless business into a separate division in 2009 to enable it to play a more comprehensive and integrated role, handling everything from planning and development of products and infrastructure, to sales and marketing and business development in a single division. We plan to further develop this division into a separate business entity in order to be more responsive in reacting to the market. We may also consider acquisitions or joint ventures to expand our fixed wireless business if suitable opportunities arise.

c.	Invest in Broadband
We intend to grow our broadband and internet access business by, among other things:
•	increasing investment in our broadband infrastructure for both wireline and wireless (such as DSL, MSAN, FTTx and HSPA) services;

•	focusing on retaining and acquiring customers with high demand for data services by offering competitive pricing for high-speed data and internet services (including value-added services) and full IP VPNs and expanding our backbone and access network technology;

•	giving customers greater internet access options, such as through wireless hotspot technology and the bundling of internet access services with TELKOMFlexi and Telkomsel products;

•	developing and offering new value-added services and products, such as integrated enterprise services for banks and other corporate customers; and

•	expanding the coverage and quality of our Internet Protocol backbone to increase data and internet traffic capacity.

d.	Integrate Enterprise Solutions and Invest in Wholesale
To increase value contribution from enterprise business, we set up three business strategies which consist of defending our core business by selectively investing in Access and Connectivity (such as IP VPN, Frame Relay, Leased Line, etc) while focusing on strategic customers, exploiting the full potential of our customer base, products offering as well as capabilities, and extending scope of our offerings and capabilities to position ourselves to capture future growth opportunities.

e.	Integrate Next Generation Networks
In order to enhance our infrastructure and service capabilities as well as to reduce cost, we are implementing NGN technology (IP based platform) across the TELKOMGroup, integrating Fixed and Mobile NGN core network and developing a metro ethernet access network.

f.	Expand into IT Services, Media and Edutainment Business and Other Adjacent Industries
We have decided to transform our business not only to become a leading company in Telecommunication, but also to seek the new revenue opportunities by expanding to adjacent industries. This business transformation is called TIME (Telecommunication, Information, Media, Edutainment). This expansion will also offer significant new growth opportunities leveraging key capabilities of our core business. In line with this initiative, we have already succeeded in the following corporate actions:
•	In 2008, Metra, our wholly-owned subsidiary, closed the acquisition of 80% of the shares of PT Sigma Cipta Caraka (SIGMA), a leading IT Services Company in Indonesia especially in finance & banking services,

•	In June 2009, Metra, acquired the remaining 49% of the shares of PT Infomedia Nusantara, a leading Information, Communication, and Data Company in telecommunication industry in Indonesia especially in Directory Information, Contact Center, and Content services. After the acquisition, PT Infomedia Nusantara became 49% owned by Metra and 51% owned by TELKOM,

•	At the end of 2009, PT Telekomunikasi Indonesia International (TELKOM International), our wholly-owned subsidiary, had acquired 15.86% of the shares in SCICOM, a global call center company based in Malaysia,

•	We established a new company under Metra in April 2009, called Metra-Net, a portal, ecommerce and mobile application platform and content/entertainment company based in Indonesia.
In addition, we through TELKOM International have strengthened our international infrastructure based on submarine fiber optic cables and become a member of AAG (Asia America Gateway) consortium that has landing points throughout Asia and America.

g.	Increase Synergy Between TELKOM and Telkomsel
We seek to increase our synergy with Telkomsel, and to promote the sharing of facilities and information, the combining of resources and increased coordination. These resources include network, marketing, infrastructure support (such as information technology, logistics, human resources development and purchase) as well as products and services (such as new product development, bundling/packaging of services and interconnection). Specific examples include:
•	sharing BTS sites, tower, mechanical and electrical facilities aggressively to expand the coverage of TELKOMFlexi;

•	In 2009, Telkomsel used our Metro Ethernet network as the mobile backhaul for more than 900 Node Bs belonging to Telkomsel, in support of mobile broadband penetration. We expect that this synergy will continue to provide IP-based mobile backhaul for more than 4,000 Node Bs in 2010;

•	utilizing the group’s combined customer base to deliver each other’s relevant products (such as the offering of our 007 IDD service to Telkomsel’s customers with specific benefits and a joint promotion campaign);

•	increasing the quality of 007 IDD services for mobile customers of Telkomsel and international roamers by providing additional direct signaling link to Telkomsel’s international roaming partners;

•	providing interconnection price scheme for 007 IDD and VoIP 01017 services, which provides benefit to TELKOM and Telkomsel. Using this scheme Telkomsel can provide its IDD and VoIP customers with various services at an affordable price, thus increasing TELKOM’s IDD and VoIP traffic;

•	joint promotion and marketing activities on a case-by-case basis whenever this is expected to generate additional benefits to our group;

•	utilizing available distribution channels to improve services and selling activities to customers (such as joint customer services officers); and

•	sharing other facilities such as training facilities, research and development facilities.

h.	Maintain Telkomsel’s Leading Position in the Industry
We believe that, of all our activities, our cellular business has the greatest opportunity for revenue growth. We provide cellular services through Telkomsel, a market leader in the cellular business in Indonesia. Based on industry statistics, Telkomsel had an estimated market share as of December 31, 2009, of 49% of the full-mobility cellular market, maintaining its position as the largest nationwide licensed GSM cellular operator in Indonesia. We intend to promote the further development of Telkomsel’s business by, among other things, offering competitive tariffs and promotions, value-added services for our products and services, and expanding Telkomsel’s network capacity and coverage.

We believe that the 35% equity interest of SingTel Mobile in Telkomsel increases its ability to access SingTel Mobile’s technological and commercial expertise in the cellular business and increases opportunities for cooperation between Telkomsel and SingTel Mobile in the development of new products, thereby strengthening and better positioning Telkomsel to face competition from other mobile cellular operators.

The key elements of Telkomsel’s strategy for its business include:
•	taking advantage of commercial, operational and network synergies with TELKOM and sharing best-practices and know-how with SingTel Mobile;

•	continuous capacity and coverage expansion at pre-defined quality levels to handle subscriber growth;

•	maintaining or improving market share by continuously aligning the characteristics and features of Telkomsel’s service offerings to the evolving needs of its customer, both retail and corporate customers, enhancing its products and services portfolio (including its GPRS, EDGE, 3G services and HSPA), improving network capacity and service;

•	ensuring that Telkomsel has the IT infrastructure in place to fulfill its vision and mission, focusing on billing, service delivery and customer service; and

•	achieving service levels comparable with world class mobile service providers through its call center footprint and service oriented goals.

CUSTOMER SERVICE
a.	TELKOM

Our customer service can be accessed through the followings:
•	Walk-in customer service points. Plasa TELKOM provides convenient and comprehensive customer service, such as product and service information, complaints, service activation, customer billing, payments, account suspensions, service features and marketing promotions. As of December 31, 2009, we have 753 customer service points. In addition, we have 44 customer services that we share with Telkomsel’s GraPARI. In the mean time, Telkomsel has 11 joint customer services with Plasa TELKOM. Beginning June 2006, we expanded our service by adding electronic payment via Electronic Data Capture using 101 on-site terminals;

•	Call centers and Internet. We have call centers in Medan, Jakarta and Surabaya, where our customers can dial “147” to speak with a customer service operator who are trained to handle customer requests, complaints and provide up-to-date information on customer billing, promotions and service features. For our corporate customers in certain locations can call this additional toll-free number “08001TELKOM” (“08001835566”). Our customers also have access to directory services at a certain charge. We encourage our retail customers to use of call centers, SMS and the internet over walk-in customer service points. For our corporate customers, we provide main call center located in Jakarta and supported by branch call center located in 6 cities (Medan, Bandung, Semarang, Surabaya, Balikpapan and Makassar);

•	Enterprise service and account management teams. In August 2004, to enable us to focus on corporate customers that each of them contribute more than Rp50 million in revenue on annual basis, we set up an enterprise service division in Jakarta. We provide these customers with account management teams, that consist of an account manager and personnel from relevant operational departments to provide a point of contact for all of our customers’ communications needs, including integrated communications solutions. In August 2004, we divided our enterprise service and account management teams into six segments, namely, (i) financial and banking, (ii) government, military and police, (iii) manufacturing, (iv) mining and construction, (v) trade and industrial park and (vi) trading and services. In addition, customer management is also grouped based on revenue contribution as follows: cluster-1 for customers with revenue over Rp500 million per year, cluster-2 for customers with revenue between Rp100 million to Rp500 million, cluster-3 for customers with revenue between Rp50 million to Rp100 million. To cater to such customers, our enterprise service division works on integrating various product and service offerings to provide total telecommunications solutions, including voice telecommunications, multimedia and certain office automation and network monitoring and controlling services. We have also set up similar account management teams at the regional level to focus on corporations with regional operations within Indonesia. As of December 31, 2009, the Enterprise Service Center Division had 598 national and regional-level account managers in Divisions I through VII;

•	Carrier and Interconnection Service and account management teams. We offer customer service for other licenses operators through our account management teams in the Carrier and Interconnection Service Division, which comprises of 50 account managers to handle customers based on their expertise;

•	Service level guarantee program. Since June 2002, we have been offering a service level guarantee program for our fixed line customers and have been implementing a service level guarantee program for TELKOMFlexi and Speedy since August 2006. Our service level guarantee program provides guarantees of services, such as, new line installations, restoration of disconnected lines and billing complaints, and provides non-cash compensation, for instance free subscription for a certain period, if such minimum service levels are not met; and

•	Customer Satisfaction Index (“CSI”) and Customer Loyalty Index (“CLI”). TELKOM collaborated with an independent surveyor to carry out a survey to get the index of customer satisfaction and loyalty using Top Two Boxes method. In 2009, TELKOM’s CSI index for corporate customer segment was 82.3%, and the CLI index for corporate customer segment was 80.8%.

b.	Telkomsel
Telkomsel provides customer services through:

•	GraPARI customer services centers. As of December 31, 2009, Telkomsel had 63 GraPARI customer services centers (“GraPARI centers”). Telkomsel’s GraPARI centers provide convenient and comprehensive access to Telkomsel’s customer services. GraPARI centers handle product and service information requests and complaints and typically focus on activation of services, customer billing, payments, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions;

•	Gerai HALO service outlets. Gerai HALO service outlets are service outlets operated by third parties. As of December 31, 2009, Telkomsel had 271 Gerai HALO service outlets;

•	Caroline. (Customer Care On-Line) (“Caroline”) is a 24 hour toll-free telephone service. Telkomsel’s customers may speak directly to customer service operators who are trained to handle customer requests and complaints and provide up-to-date information on matters such as customer bills, payments, promotions and service features; and

•	Anita. (Aneka Informasi dan Tagihan) (“Anita”), is an SMS service available only to Telkomsel’s kartuHALO subscribers. Subscribers may use dedicated Anita telephone lines to obtain billing information as well as usage information through SMS.
SALES MARKETING AND DISTRIBUTION
a.	TELKOM

We distribute and sell our principal products and services, including fixed wireless services but excluding mobile cellular services, through the following primary distribution channels:
•	Walk-in customer service points. Our customers have access to certain products and services in these walk-in customer service points;

•	Account management teams. Account management teams promote our products and services in an integrated manner to our larger business customers and other licensed operators;

•	Public telecommunications kiosks. We have established public telecommunications kiosks throughout Indonesia with small businesses. Our customers can access basic telecommunications services, including local, domestic long-distance and international telephony, send facsimiles, access the internet and purchase phone-cards and TELKOMFlexi starter packs and vouchers. We generally provide discounts to such kiosks of 30% compared with subscriber telephone rates. Kiosks operate on a non-exclusive basis and may also provide products and services of other operators;

•	Authorized dealers and retail outlets. These are located throughout Indonesia and primarily sell phone-cards and TELKOMFlexi subscriptions, starter packs and vouchers. Independent dealers and retail outlets pay for all products they receive at a discount, operate on a non-exclusive basis and may also sell products and services of other operators;

•	Website. Through our website, our customers can obtain information on our major products and services and gain access to some of our multimedia products; and

•	Public telephones. Our customers can make local, telephone calls through public telephones.
Our marketing communications program includes the use of print and television advertising, customer service and distribution personnel, infrastructure and special promotional campaigns to strengthen our brand name, increase our profile and educate the general public about the Company and our products and services. We are continuing to develop our marketing communications program to promote all of our core businesses as we seek to evolve into a full service telecommunications provider.

b.	Telkomsel
Telkomsel sells its cellular services through the following distribution channels:
(i)	its GraPARI centers;

(ii)	its Gerai HALO service outlets;

(iii)	a network of authorized dealers selling primarily prepaid SIM cards and vouchers;

(iv)	joint outlets with Plasa TELKOM and PT Pos Indonesia; and

(v)	other outlets such as banks and photo shops.
Independent dealers and other outlets pay for all products they receive, such as starter packs and prepaid vouchers, at a discount. Independent dealers sell Telkomsel’s cellular services on a non-exclusive basis and may also sell products and services of other cellular operators.

Telkomsel markets its kartuHALO products and services to specific target groups, focusing on corporate end-users, and to professionals who tend to generate higher usage and, therefore, higher revenues. Telkomsel has established dedicated corporate account teams to market its services to large corporate customers and manage on-going client relationships. Its prepaid products and services are targeted at a much broader customer base.

Telkomsel advertises through a variety of media for strategic branding and promotions. In addition, Telkomsel employs marketing methods such as bill inserts and point-of-sale displays in order to target programs, events and promotions at particular segments of the market. Telkomsel’s marketing strategy also includes conducting on-going market analysis to better understand its targeted subscribers and to gather feedback on customer preferences. It conducts such analysis with a view to improving and introducing new services to cater to the requirements of existing customers and to attract new subscribers.
BILLING, PAYMENT AND COLLECTION
For telephony (fixed wireline) service and ADSL (Speedy) service our customers are billed on a monthly basis according to the regional division in which they are located. Bills from several regions maybe combined. The billing process is computerized within each region,. We currently provide billing services for Indosat in connection with their IDD services, for which we charge a flat fee for each bill.
The billing process is already centralized for fixed wireless and non telephony services (i.e data and internet access, network service, transponder services, etc).
Payment can be made within the respective regions, through designated automated teller machines, at post offices and banks that act as collecting agents and in certain areas by direct deposit via bank transfer or by automatic debit through banks and internet banking.
For retail customers, payments that are overdue for three months or more, customers are required to make such payments only at our customer service points. For corporate customer, special arrangement is made for payment period and it is stated in the contract between Telkom and customer. Customer is able to pay their billing monthly, bi-monthly, quarterly, or even annually.
If payment is not received by the due date of the bill, our customers are provided with reminders by way of automated telephone calls and reminder letters, nominal late fees are levied and increasing levels of call barring are implemented. Services will be terminated if no payment is received after three months from the due date. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment, including payment of late fees, and by completing a new application.
MANAGEMENT OF CUSTOMER RECEIVABLES
a.	TELKOM

We do not collect deposits from subscribers. Except for our Government, police and military customers, a delinquent subscriber is subject to late fees, increasing levels of call barring and, eventually, disconnection of the service after approximately three months of delinquency. Since the monthly bill for an average customer is insignificant and the customer is required to pay a reinstallation fee, the overdue payment and all late fees when the customer intends to re-subscribe, there is little incentive for the customer not to pay his outstanding bill. In addition, we screen potential customers for fixed line by reviewing identity card and electricity billing statements and by visiting the residence of such potential customers. Accordingly, we believe that the collectability of our receivables is reasonably assured.

Under our customer accounts policy, the accounts of our private retail customers are terminated if they fail to make their required payments for more than three consecutive months. In the case of non-retail customers over a specified amount, we review the outstanding debt individually for collectability, except for HANKAM (Department of Defense), Police and Military subscribers. For these customers, we generally terminate accounts if more than 25% of the payments due remain outstanding between seven and 12 months, more than 50% where the amount has been outstanding between 13 and 24 months and 100% where the amount has been outstanding for more than 24 months.

b.	Telkomsel
Telkomsel bills its kartuHALO postpaid subscribers on a monthly basis, in arrears based on: (i) the minutes of use for cellular services; (ii) any additional, chargeable value-added services utilized during the period; and (iii) subscription charges for basic and other services included in their subscription plan. Choices of packages given to subscribers consist of HALOkeluarga, HALOBebas and HALOhybrid. HALOkeluarga is designed for families that include cheaper monthly fee and cheaper calls among registered family members. Postpaid subscribers can choose among four options in HALOBebas: (a) special tariff for calls to ten favorite numbers within Telkomsel’s network; (b) 150 free SMSs per month; (c) waiver of the monthly subscription charge; or (d) nationwide flat-rate tariffs. HALOHybrid is a postpaid service that can be switched to prepaid service anytime the customers desire or until customers have reached the usage limit.

Telkomsel offers its kartuHALO postpaid subscribers a variety of payment options, including payment by cash, check, credit card, direct deposit via telephone transfer or automatic debit through banks and participating credit card companies. Payments may be made at any of Telkomsel’s GraPARI centers, designated automatic-teller machines or through over-the-counter facilities (mostly at post offices and banks with whom Telkomsel has an arrangement).

Telkomsel issues bills to its non-corporate customers on one of five billing cycles. It issues bills to each customer monthly. If payment is not received by the due date of the bill, the subscriber is provided with reminders by way of automated telephone calls or SMS, and the customer will be barred from making any outgoing calls or receiving any incoming roaming calls. If there is no payment of the overdue sum within one month from the due date of the relevant bill, the customer will be further barred from receiving all incoming calls. If no payment is received within two months of the due date of payment, the customer’s account will then be terminated, although Telkomsel will continue to seek payment and may seek the assistance of a debt collection agency. After an account is terminated, the customer may only re-subscribe for services after making the overdue payment and by completing a new application. Telkomsel does not charge any late fees or interest on its overdue accounts.
INSURANCE
We including our subsidiaries, maintain insurance coverage for our material property, plant and equipment, excluding land, under various industry/property all risks, electronic equipment and earthquake policies against specified risks, including fire, theft and earthquake. Our assets are covered on a “sum insured basis” with specified ”first loss basis” for loss from a single event. Certain of our policies also include coverage for business interruption. We also maintain insurance coverage for our Telkom-1 and Telkom-2 satellites separately. Our management believes that our insurance coverage is consistent with industry practice in Indonesia.
TRADEMARKS, COPYRIGHTS AND PATENTS
We have registered a number of intellectual properties, consisting of trademarks, copyrights and patents, with the Directorate General of Intellectual Property Rights (Dir. Gen. IPR) of the Ministry of Justice and Human Rights of the Republic of Indonesia. Our intellectual property rights include (i) trademarks for our corporate name, logo and certain services; (ii) copyrights on computer programs and certain research; and (iii) patents for services and product innovation. Protecting these intellectual property rights is important for the growth of our business.

Patent Registration
No	Number	Patent Title	Status
1	P00200900009	Flexi Personal Info	Substantive Patent
2	P00200900379	Social Networking-based Value Added PSTN Services	Substantive Patent
3	P00200900679	Registration and Security System using RFID	Registered in Directorate General of Intellectual Property Rights (Dir. Gen. IPR)

Patent Registration
No	Number	Patent Title	Status
4	P00200900680	Flexi Chatting	Registered in Dir. Gen. IPR
5	P00200900658	Text Insertion in SMS	Registered in Dir. Gen. IPR
6	P00200900284	ONU Security Instrument	Registered in Dir. Gen. IPR

Copyright
No	Registration Number	Copyright Title	Status
1	C00200P9004711	Activity-Based Pricing (ABP) System for Tariff Data Management and Web-Based Tariff Calculation Simulation	Registered in Dir. Gen. IPR
2	C00200P9004712	Home Monitoring Application	Registered in Dir. Gen. IPR
3	C00200901819	Technology Assessment: Data Packet Security System on Flexi Network	Substantive Patent
4	C00200P9004713	VIPO-Based Information Dissemination System	Registered in Dir. Gen. IPR

MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis should be read in conjunction with our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this Annual Report. These consolidated financial statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 53 and 54 to the consolidated financial statements for our reconciliation to U.S. GAAP.
OPERATING RESULTS OVERVIEW
We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading InfoComm player in the region through the provision of a wide range of communications services. As of December 31, 2009, we had approximately 105.1 million lines in service, comprising 8.4 million lines on our fixed wireline network, 15.1 million lines on our fixed wireless network and Telkomsel had approximately 81.6 million mobile cellular subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.
Our operating results for the three-year period from 2007 through 2009 reflected growth in operating revenues. From 2007 to 2009, the growth in operating revenues was driven by cellular revenues. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel’s cellular subscribers. From 2008 to 2009, the growth in operating revenues was driven by cellular and data, internet and information technology services revenues.
Our operating results from 2007 to 2009 also reflected significant growth in operating expenses. The growth in operating expenses was driven by operations, maintenance and telecommunication services, depreciation expenses and general and administrative expenses. The growth of depreciation expenses and operation, maintenance and telecommunication services expenses was primarily as a result of the addition of new Telkomsel’s BTS and TRX, and increased in overall network capacity to support the increase in its subscribers. The growth of general and administrative expenses was primarily due to the increase in amortization of goodwill and other intangible assets as well as collection expenses.
Increase in Cellular Revenues and Subscribers with Declining ARPU
Our cellular telephone revenues experienced a 7.4% growth from 2008 to 2009 and 11.9% from 2007 to 2008. Our cellular subscribers increased by 25% from 2008 to 2009 and 36.4% from 2007 to 2008. Telkomsel’s revenues from cellular phone services (usage charges, monthly subscription charges, connection fee charges and features) accounted for approximately 42.1% of our consolidated total operating revenues for the year ended December 31, 2009, compared to 41.7% for the year ended December 31, 2008 and 38.1% for the year ended December 31, 2007.
This revenue and subscriber growth has been driven by continued growth in demand for mobile cellular services in Indonesia, coupled with our efforts to attract new subscribers and the expansion of our cellular network and capacity. Although the usage behavior of new cellular subscribers may vary depending in part on the pricing packages we offer during a particular period and those offered by our competitors, our operating revenues from cellular services have grown at a slower rate than our cellular subscriber numbers primarily due to a combination of lower average tariffs due to intense competition and increased penetration to lower-income subscribers. These factors have contributed to declining ARPU, with blended monthly ARPU decreasing from approximately Rp80,000 in 2007 to Rp59,000 in 2008 and Rp48,000 in 2009.
Due to the growth in the cellular market, competition remained intense among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with a growing number of fixed wireless lines in service. See “Risk Factors — Risks Relating to TELKOM and its Subsidiaries — Competition in the Telecommunications Sector Could Adversely Affect TELKOM’s Business”.
Decrease in Fixed Wireline Telephone Revenues
Our fixed wireline telephone revenues decreased by 13.2% from Rp9,617.3 billion in 2007 to Rp8,344.8 billion in 2008, and by 10.57%, from Rp8,344.8 billion in 2008 to Rp7,463.0 billion in 2009.

We believe that fixed wireline telephone revenues have been declining due to the increased usage and declining tariffs of mobile cellular services and fixed wireless services and increased penetration of cellular subscribers in Indonesia. Cellular and fixed wireless services provide increased convenience, and in certain cases where calls are made on-net to other subscribers of the same provider, tariffs can be lower than fixed wireline calls that are made to subscribers of another provider. Although we expect that our fixed line, including fixed wireline, services will continue to contribute significantly to our operating revenues in the near term, we expect such trend of declining fixed wireline telephone revenues will continue.
As part of our corporate strategy, we are seeking to optimize our fixed-wireline business through various means, including increasing cost competitiveness, developing IDD fixed line business, increasing value added services for fixed line services, and also increasing our fixed line penetration rate more quickly and with lower capital expenditure per line through the use of fixed wireless technology and enhancing our fixed wireline access network and legacy infrastructure to NGN infrastructure with broadband capability. From 2009, we also launched a fixed business improvement program, which is a promotion for existing fixed wireline subscribers to offer them various monthly fixed fee packages for local and domestic long-distance calls up to a certain call volume. The fixed fee package is offered by us to each subscriber is based on historical usage volumes for that particular subscriber.
Fixed Wireless Trends
Our fixed wireless segment’s revenues have remain relatively stable, at Rp3,146.4 billion in 2007, Rp3,297.8 billion in 2008 and Rp3,336.0 billion in 2009. Within our fixed wireless segment, wireless data and internet revenues have increased significantly, by 39.7% from 2008 to 2009, and 10.1% from 2007 to 2008. However, our fixed wireless segment results has been declining, from Rp1,518.1 billion in 2007, to Rp1,203.4 billion in 2008 and Rp279.4 billion in 2009. This decline has occurred despite a significant increase in subscribers during such period, primarily due to lower average tariffs due to intense competition and decline in fixed wireless voice revenues.
Our fixed wireless telephone business is facing competition from an increasing number of operators, including Indosat and PT Bakrie Telecom, as well as mobile cellular services, SMS, VoIP services and e-mail. Competition in the fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. In addition, our fixed wireless operations faces frequency bandwidth constraints as there is currently no new frequency bandwidth available from the government for expansion, and in densely populated areas, our current fixed wireless operations use substantially all of the available frequency bandwidth that we have been allocated. As a result, we face capacity issues for fixed wireless voice and data and internet services in densely populated areas, which restricts our ability to compete in such areas.
However, we believe there are still opportunities in the market and, in particular, we seek to further grow our fixed wireless data and internet revenues and extend our network to cover new areas. We plan to continue to expand, though selectively, our CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility.
Decrease in Interconnection Revenues
Our net interconnection revenues accounted for approximately 11.9% of our consolidated operating revenues for the year ended December 31, 2009, compared to 14.5% for the year ended December 31, 2008 and 16.2% for the year ended December 31, 2007. Net revenues from interconnection services decreased by 13.3% from Rp8,790.8 billion in 2008 to Rp7,621.9 billion in 2009 and decreased by 8.9% from Rp9,651.3 billion in 2007 to Rp8,790.8 billion in 2008.
This declining trend in interconnection revenues is primarily due to the implementation of a new interconnection regime. Starting on January 1, 2007, the Government adopted a new cost-based interconnection regime for all telecommunications network and service operators. Under the new scheme, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will require the operators to charge for calls based on the costs of carrying such calls. Such interconnection charges must be calculated and submitted to the DGPT annually for approval in the form of a Reference Interconnection Offer. As a result, we, including Telkomsel, have made tariff adjustments downwards in December 2007 and April 2008. We expect that tariffs will likely continue to trend downwards. The new cost-based interconnection regime also provide transparency in interconnection charges, which allows operators to route calls through the most cost-efficient route through software, thereby reducing interconnection fees. In addition, many mobile cellular operators have in recent years offered aggressive promotions with very low tariffs for calls made on-net to other subscribers of the same provider in recent years. As these calls do not transit through our network, we do not receive interconnection revenues for such calls. Such factors have resulted in a decline of interconnection revenues generally for the telecommunications industry in Indonesia.

Increase in Data, Internet and Information Technology Services Revenues
Data, internet and information technology services revenues accounted for approximately 28.6% of our consolidated operating revenues for the year ended December 31, 2009, compared to 24.2% for the year ended December 31, 2008 and 24.7% for the year ended December 31, 2007. Our revenues from our data, internet and information technology services increased by 25.8% from 2008 to 2009 and increased by 0.2% from 2007 to 2008. The increase in data, internet and information technology revenues in 2009 was primarily due to a 8.8% increase in revenues generated from SMS services and a 60.8% increase in revenues from internet, data communication and information technology services particularly DSL and mobile broadband services. As part of our transformation into a TIME business, and our corporate objective of growing our new wave businesses, we seek to continue to increase such revenues.
Operations Maintenance and Telecommunication Services Expenses
Our operations, maintenance and telecommunication services expenses have increased by Rp2,364.6 billion, or 19.4%, from Rp12,217.7 billion in 2008 to Rp14,582.3 billion in 2009, and increased by Rp2,627.1 billion, or 27.4%, from Rp9,590.6 billion in 2007 to Rp12,217.7 billion in 2008. These increases are primarily related to Telkomsel’s expansion of its network capacity due to the growth in its subscriber base and increase in our fixed assets due to deployment of fixed wireless. Telkomsel’s subscriber base has increased from 47.9 million subscribers as of December 31, 2007 to 65.3 million subscribers as of December 31, 2008 and 81.6 million subscribers as of December 31, 2009. Our fixed wireless service grew substantially from 6.3 million lines in service as of December 31, 2007 to 12.7 million lines in service as of December 31, 2008 and 15.1 million lines in service as of December 31, 2009.
Intangible Assets
Intangible assets comprised intangible assets from subsidiaries or business acquisitions (see Notes 2d, 2j, 4, 14, and 37 to our consolidated financial statements), licenses and computer software. An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to us and the cost of the asset can be reliably measured. Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful life. We estimate the recoverable value of our intangible assets at each balance sheet date. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-downs to its estimated recoverable amount.
In 2006, Telkomsel was granted a 3G license to operate a 3G network. Telkomsel is required to pay an up-front fee and usage right fee (“Biaya Hak Penggunaan” or “BHP”) for the next ten years. The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license. Amortization commenced from the date when the assets attributable to the provision of the related services were available for use.
Based on management’s interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license may be returned at any time without any financial obligation to pay the remaining BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate a 3G network under the 3G license. Accordingly, Telkomsel recognizes the annual BHP fees as expenses when incurred.
Summary of Significant Accounting Policies and Recent Accounting Pronouncements in Indonesia
The summary of significant accounting policies and recent accounting pronouncements are found in Notes 2 and 52 to our consolidated financial statement.
TELKOM’s Operating Revenues
The following table sets out our operating revenues, itemized according to our main products and services, for the three years 2007 through 2009. Each item is expressed as a percentage of total operating revenues.

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Revenues
Telephone
Fixed lines	11,001.2	18.5	9,730.3	16.0	8,644.9	13.4	917.2
Cellular	22,638.1	38.1	25,332.0	41.7	27,201.8	42.1	2,886.1
Interconnection
Revenues	12,705.9	21.3	12,054.3	19.9	10,551.2	16.3	1,119.5
Expenses	(3,054.6)	(5.1)	(3,263.5)	(5.4)	(2,929.3)	(4.5)	(310.8)

Net	9,651.3	16.2	8,790.8	14.5	7,621.9	11.8	808.7
Data, internet and information technology services	14,684.1	24.7	14,712.8	24.2	18,506.2	28.6	1,963.5
Network	707.4	1.2	1,079.5	1.8	1,218.0	1.9	129.2
Other telecommunications services	757.9	1.3	1,044.5	1.7	1,403.8	2.2	148.9

Total Operating Revenues	59,440.0	100.0	60,689.9	100.0	64,596.6	100.0	6,853.6
Fixed Line Telephone Revenues
Fixed line telephone revenues for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Fixed Line Telephone Revenues
Local and domestic long-distance usage	7,023.0	11.8	5,738.0	9.5	4,774.1	7.4	506.3
Monthly subscription charges	3,700.6	6.2	3,668.0	6.0	3,508.4	5.4	372.0
Installation charges	123.7	0.2	130.0	0.2	91.5	0.1	9.7
Phone cards	1.0	—	11.7	—	35.4	0.1	3.8
Others	152.9	0.3	182.6	0.3	235.5	0.4	25.0

Total	11,001.2	18.5	9,730.3	16.0	8,644.9	13.4	917.2
Cellular Telephone Revenues
Cellular telephone revenues for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Cellular Telephone Revenues
Usage charges	21,990.3	36.8	24,138.0	39.8	26,071.4	40.4	2,766.2
Monthly subscription charges	204.7	0.6	186.1	0.3	423.5	0.7	44.9
Connection fee charges	130.4	0.2	285.0	0.5	223.8	0.3	23.8
Features	312.6	0.5	722.9	1.2	483.1	0.7	51.2
Total	22,638.1	38.1	25,332.0	41.7	27,201.8	42.11	2,886.1
Interconnection Revenues
Interconnection revenues for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Interconnection Revenues
Interconnection Revenues	12,705.9	21.4	12,054.3	19.9	10,551.2	16.4	1,119.5
Interconnection Expenses	(3,054.6)	(5.1)	(3,263.5)	(5.4)	(2,929.3)	(4.5)	(310.8)

Total Interconnection Revenues — Net	9,651.3	16.2	8,790.8	14.5	7,621.9	11.8	808.7
Data, internet and information technology services Revenues
Data, internet and information technology services revenues for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Data, Internet and Information Technology Services Revenues
SMS	11,224.4	18.9	9,653.6	15.9	10,499.4	16.3	1,113.9
Internet, data communication and information technology services	3,232.9	5.4	4,841.1	8.0	7,785.5	12.1	826.0
VoIP	198.3	0.3	180.5	0.3	184.5	0.3	19.6
e-business	28.5	—	37.5	0.1	36.7	0.1	3.9

Total	14,684.1	24.7	14,712.8	24.2	18,506.2	28.6	1,963.5
Network Revenues
Network revenues for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Network Revenues
Satellite transponder lease	233.9	0.4	387.7	0.6	475.0	0.7	50.4
Leased lines	473.5	0.8	691.8	1.2	743.0	1.2	78.8

Total	707.4	1.2	1,079.5	1.8	1,218.0	1.9	129.2

Other Telecommunications Services Revenues
Other telecommunications services revenues for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Other Telecommunication Services
Customer Premise Equipment (“CPE”) and terminal	—	—	380.5	0.6	721.1	1.1	76.5
Directory Assistance	329.9	0.6	333.6	0.5	340.1	0.5	36.1
RSA Revenue	114.2	0.2	122.0	0.2	29.5	—	3.1
Amortization of unearned income (Note 12)	313.8	0.5	204.1	0.3	111.8	0.2	11.9
Others	—	—	4.4	—	201.4	0.3	21.4

Total	757.9	1.3	1,044.5	1.7	1,403.8	2.2	148.9
TELKOM’s Operating Expenses
The following table sets out our operating expenses for the three years 2007 through 2009, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operating Expenses
Depreciation	9,440.5	15.9	11,069.6	18.2	12,565.9	19.5	1,333.2
Personnel	8,494.9	14.3	9,116.6	15.0	8,533.2	13.2	905.4
Operations, maintenance and telecommunication services	9,590.6	16.1	12,217.7	20.1	14,582.3	22.6	1,547.2
General and administrative	3,672.2	6.2	3,628.7	6.0	4,052.7	6.3	430.0
Marketing	1,769.1	3.0	2,349.7	3.9	2,259.5	3.5	239.7

Total Operating Expenses	32,967.3	55.5	38,382.3	63.2	41,993.5	65.0	4,455.5

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Operations, Maintenance and Telecommunication Services Expenses
Operations and maintenance	5,415.8	9.1	5,905.3	9.7	7,480.2	11.6	793.7
Radio frequency usage charges	1,138.5	1.9	2,400.3	4.0	2,784.4	4.3	295.5
Concession fees and Universal Service Obligation (USO) charges	1,026.3	1.7	1,095.1	1.8	1,136.8	1.8	120.6
Cost of handset phone, SIM and RUIM Cards	582.1	1.0	1,101.5	1.8	1,142.0	1.8	121.2
Cost of IT Service	—	—	105.7	0.2	181.2	0.3	19.2
Electricity, gas and water	481.7	0.8	558.4	0.9	724.1	1.1	76.8
Vehicles rental and supporting facilities	236.3	0.4	232.4	0.4	266.4	0.4	28.3
Insurance	342.7	0.6	366.5	0.6	312.3	0.5	33.1
Leased lines and CPE	298.7	0.5	383.3	0.6	474.2	0.7	50.3
Traveling	50.2	0.1	50.1	0.1	60.8	0.1	6.5
Others	18.4	—	19.0	—	19.7	—	2.1

Total	9,590.6	16.1	12,217.7	20.1	14,582.3	22.6	1,547.2

Personnel Expenses
Personnel expenses for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenue

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Personnel Expenses
Salaries and related benefits	2,884.1	4.9	2,956.4	4.9	3,056.3	4.7	324.3
Vacation pay, incentives and other benefits	2,488.3	4.2	2,242.0	3.7	2,335.4	3.6	247.8
Early retirements programs	—	—	788.2	1.3	1,043.6	1.6	110.7
Net periodic post-retirement health care benefit cost	723.2	1.2	901.8	1.5	331.1	0.5	35.1
Net periodic pension cost	859.5	1.4	706.5	1.2	625.8	1.0	66.4
Employees’ income tax	1,511.2	2.5	1,128.4	1.9	674.4	1.0	71.6
LSA and LSA termination costs	(359.8)	(0.6)	35.3	0.1	116.6	0.2	12.4
Housing	219.7	0.4	215.3	0.4	207.5	0.3	22.0
Other post-retirement cost	84.7	0.1	83.6	0.1	81.5	0.1	8.6
Medical	28.1	—	10.3	—	18.7	—	2.0
Other employees’ benefits	13.6	—	16.3	—	20.0	—	2.1
Others	42.3	0.1	32.5	0.1	22.4	—	2.4

Total	8,494.9	14.3	9,116.6	15.0	8,533.2	13.2	905.4
General and Administrative Expenses
General and administrative expenses for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues:

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
General and Administrative Expenses
Professional fees	156.9	0.3	204.9	0.3	184.5	0.3	19.6
Collection expenses	598.6	1.0	583.9	1.0	717.8	1.1	76.2
Amortization of goodwill and other intangible assets	1,154.0	1.9	1,243.6	2.0	1,390.5	2.2	147.5
Training, education and recruitment	222.7	0.4	241.4	0.4	204.7	0.3	21.7
Travelling	254.1	0.4	238.3	0.4	223.2	0.3	23.7
Security and screening	236.0	0.4	258.7	0.4	265.4	0.4	28.2
General and social contribution	237.4	0.4	141.8	0.2	220.6	0.3	23.4
Vehicles rental	103.0	0.2	87.0	0.1	66.2	0.1	7.0
Stationery and printing	79.9	0.1	72.0	0.1	64.6	0.1	6.9
Meetings	88.9	0.1	88.0	0.1	76.4	0.1	8.1
Provision for doubtful accounts and inventory obsolescence	500.8	0.8	398.0	0.7	573.7	0.9	60.9
Research and development	6.7	—	9.8	—	5.9	—	0.6
Others	33.2	0.1	61.3	0.1	59.2	0.1	6.3

Total	3,672.2	6.1	3,628.7	6.0	4,052.7	6.2	430.0

Marketing Expenses
Marketing expenses for the three years 2007 through 2009 are set out below, with each item also expressed as a percentage of operating revenues.

	Years Ended December 31,
	2007		2008		2009		2009
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Marketing Expenses
Advertising	1,300.7	2.2	1,876.3	3.1	1,724.0	2.7	182.9
Customer education	424.8	0.7	416.5	0.7	437.2	0.7	46.4
Others	43.6	0.1	56.9	0.1	98.2	0.2	10.4

Total	1,769.1	3.0	2,349.7	3.9	2,259.5	3.5	239.7
RESULT OF OPERATION
Year ended December 31, 2009 compare to year ended December 31, 2008
A. Operating Revenues
Total operating revenues increased by Rp3,906.8 billion, or 6.4%, from Rp60,689.8 billion in 2008 to Rp64,596.6 billion in 2009. The increase in operating revenues in 2009 was primarily due to the increase in revenues from cellular, data, internet and information technology services, and other telecommunications services, partly offset by decreases in revenues from fixed lines and interconnection.
1. Fixed Line Telephone Revenues
Fixed line revenues decreased by Rp1,085.4 billion, or 11.2%, from Rp9,730.3 billion in 2008 to Rp8,644.9 billion in 2009. The decrease in fixed line revenues was primarily due to the decrease in fixed wireline revenues and fixed wireless revenues. Fixed wireline revenues decreased by Rp881.8 billion, or 12.2%, from Rp8,344.8 billion in 2008 to Rp7,463.0 billion in 2009. Fixed wireless revenues decreased by Rp203.6 billion, or 14.7%, from Rp1,385.5 billion in 2008 to Rp1,181.8 billion in 2009.
The decrease in fixed wireline revenues was primarily due to a 21.1% decrease in local and domestic long-distance revenues from Rp4,559.9 billion in 2008 to Rp3,598.9 billion in 2009. The decrease in fixed wireless revenues was primarily due to a 21.7% decrease in local and domestic long-distance revenue from Rp1,016.9 billion in 2008 to Rp796.2 billion in 2009.
2. Cellular Telephone Revenues
Cellular telephone revenues increased by Rp1,869.8 billion, or 7.4%, from Rp25,332.0 billion in 2008 to Rp27,201.8 billion in 2009 primarily due to the increase in usage charges. Usage charges increased by Rp1,933.4 billion, or 8.0% from Rp24,138.0 billion in 2008 to Rp26,071.4 billion in 2009, due to growth in cellular subscribers and minute of usage.
The increase in cellular telephone revenues was primarily attributable to a 25% growth in Telkomsel’s total cellular subscribers from 65.3 million subscribers in 2008 to 81.6 million subscribers in 2009. This increase was caused by growth in postpaid and prepaid subscribers by 4.9% and 25.6% respectively in 2009.
As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 97.0% in 2008 to 97.5% in 2009. With the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp59,000 in 2008 to approximately Rp48,000 in 2009. Minutes of usage increased 44.5%, from 90.2 billion minutes in 2008 to 130.3 billion minutes in 2009.

3. Interconnection Revenues
Net interconnection revenues decreased by Rp1,168.9 billion, or 13.3%, from Rp8,790.8 billion in 2008 to Rp7,621.9 billion in 2009. Net interconnection revenues comprised interconnection revenues from TELKOM’s fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).
Net cellular interconnection revenues decreased by Rp1,023.4 billion, or 13.0%, from Rp7,900.4 billion in 2008 to Rp6,877.0 billion in 2009, primarily due to a decrease in outgoing revenues (local and domestic long distance) from fixed wireline to cellular. Net international interconnection revenues decreased by Rp214.1 billion, or 27.4%, from Rp780.6 billion in 2008 to Rp566.5 billion in 2009. Other interconnection revenues increased by Rp68.7 billion, or 62.6%, from Rp109.7 billion in 2008 to Rp178.4 billion in 2009.
Our net interconnection revenues accounted for 11.9% of our consolidated operating revenues for the year ended December 31, 2009, compared to 14.5% for the year ended December 31, 2008.
4. Data, Internet and Information Technology Services Revenues
Data, internet and information technology services revenues increased by Rp3,793.4 billion, or 25.8%, from Rp14,712.8 billion in 2008 to Rp18,506.2 billion in 2009. This increase was primarily due to an increase in SMS revenue, internet, data communication and information technology services revenue.
SMS revenue increase by Rp845.8 billion or 8.8% from Rp9,653.6 billion in 2008 to Rp10,499.4 billion in 2009. Internet, data communication and information technology services revenues increased by Rp2,944.4 billion, or 60.8% from Rp4,841.1 billion in 2008 to Rp7,785.5 billion in 2009 due to increased marketing efforts to boost sales of data and internet services primarily Speedy subscribers in 2009. Speedy subscribers grew 77.5% from approximately 645,000 subscribers in 2008 to approximately 1,145,000 subscribers in 2009.
5. Network Revenues
Network revenues increased by Rp138.5 billion, or 12.8%, from Rp1,079.5 billion in 2008 to Rp1,218.0 billion in 2009 due to a increase in leased line revenues and an increase in satellite transponder leased services.
Leased lines revenues increased by Rp51.2 billion, or 7.4%, from Rp691.8 billion in 2008 to Rp743.0 billion in 2009. Satellite transponder lease revenues increased by Rp87.3 billion, or 22.5%, from Rp387.7 billion in 2008 to Rp475.0 billion in 2009 .
6. Other Telecommunications Services Revenues
In 2009, our revenues from other telecommunications services increased by Rp359.3 billion, or 34.4%, from Rp1,044.5 billion in 2008 to Rp1,403.8 billion in 2009. The increase in other telecommunications services revenues was primarily as a result of customer premises equipment revenue and pay TV revenue.
B. Operating Expenses
Total Operating expenses increased by Rp3,611.2 billion, or 9.4% from Rp38,382.3 billion in 2008 to Rp41,993.5 billion in 2009. The increased in total operating expenses was attributable primarily to increases in depreciation expenses, operations, maintenance and telecommunications services expenses and general and administrative expenses, as explained further below.
1. Depreciation Expense
Depreciation expense increased by Rp1,496.9 billion, or 13.5%, from Rp11,069.0 billion in 2008 to Rp12,565.9 billion in 2009. The increase in depreciation expense was primarily due to Telkomsel’s BTS deployment of 4,120 units in 2009, increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and increase in our capital expenditures for network infrastructures (transmission network, backbone and access network).
2. Operations, Maintenance and Telecommunications Services Expenses
Operations, maintenance and telecommunications services expenses increased by Rp2,364.6 billion, or 19.4%, from Rp12,217.7 billion in 2008 to Rp14,582.3 billion in 2009. The increase in operations, maintenance and telecommunications services expenses was primarily attributable to the following:
•	Operations and maintenance expenses increased by Rp1,574.9 billion, or 26.7%, from Rp5,905.3 billion in 2008 to Rp7,480.2 billion in 2009 due to the growth in Telkomsel’s overall capacity to support the increased in its subscribers from 65.3 million subscribers as of 2008 to 81.6 million subscribers as of 2009. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

•	Electricity, gas and water expenses increased by Rp165.7 billion, or 29.7% from Rp558.4 billion in 2008 to Rp724.1 billion in 2009, primarily due to the increase in the number of cellular and fixed wireless BTSs and increase in electricity tariffs;

•	Radio Frequency usage expenses increased by Rp384.3 billion or 16.0% from Rp2,400.3 billion in 2008 to Rp2,784.6 billion in 2009, due to an increase in the number of our and Telkomsel’s BTSs. The number of our BTS grew by 36.7% from 4,054 units in 2008 to 5,543 units in 2009, while Telkomsel’s BTS’s grew by 15.3% from 26,872 units in 2008 to 30,992 units in 2009; and

•	Cost of IT service expenses increased by Rp75.5 billion or 71.4%, from Rp105.7 billion in 2008 to Rp181.2 billion in 2009, due to an increase of system integration hardware expenses.
3. General and Administrative Expenses
General and administrative expenses increased by Rp424.0 billion, or 11.7%, from Rp3,628.7 billion in 2008 to Rp4,052.7 billion in 2009, primarily due to:
•	an increase in addition of provision for doubtful accounts and inventory obsolescence by Rp175.7 billion, or 44.1%;

•	an increase in amortization of goodwill and other intangible assets by Rp146.9 billion or 11.8%

•	an increase in collection expenses by Rp133.9 billion, or 22.9%; and

•	an increase in general and social contribution expenses by Rp78.8 billion, or 55.6%, from Rp141.8 billion in 2008 to Rp220.6 billion in 2009, primarily due to a increase in implementation of the partnership program.
4. Marketing Expenses
Marketing expenses decreased by Rp90.2 billion, or 3.8%, from Rp2,349.7 billion in 2008 to Rp2,259.5 billion in 2009 primarily due to decrease in advertising expenses by Rp152.3 billion, or 8.1%.
5. Personnel Expenses
Personnel expenses decreased by Rp583.4 billion, or 6.4%, from Rp9,116.6 billion in 2008 to Rp8,533.2 billion in 2009. The decrease in personnel expenses was primarily due to the decrease in net periodic post retirement health care benefit and decrease in employees income tax. The decrease in employee expenses was primarily attributable to the following:

•	net periodic post retirement health care benefit costs decreased by Rp570.7 billion, or 63.3%, from Rp901.8 billion in 2008 to Rp331.1 billion in 2009 primarily due to a decrease in interest costs;

•	employee income tax expenses decreased by Rp454.0 billion, or 40.2%, from Rp1,128.4 billion in 2008 to Rp674.4 billion in 2009 primarily due to a decrease in tax rates, and to a lesser extent, a decrease in the number of employees in 2009 from 30,213 as of December 31, 2008 to 28,750 as of December 31, 2009; and

•	net periodic pension cost decreased by Rp80.7 billion, or 11.4% from Rp706.5 billion in 2008 to Rp625.8 billion in 2009, primarily due to an increase in expected return on plan assets based on actuarial calculations;
This decrease was partially offset by increases primarily in the following:
•	early retirement expenses increased by Rp 255.4 billion or 32.4%, from Rp788.2 billion in 2008 to Rp1,043.6 billion in 2009 due to implementation of an early retirement program in 2009;

•	long service awards and long service awards termination costs increased by Rp81.3 billion, or 230.2%, from Rp35.3 billion in 2008 to Rp116.6 billion in 2009 primarily because Telkomsel began to provide long service leave in 2009, and the cost of such related benefit was charged as an expense;

•	vacation pay, incentives and other benefits expenses increased by Rp93.4 billion, or 4.2%, from Rp2,242.0 billion in 2008 to Rp2,335.4 billion in 2009 primarily due to increases in incentives in line with improved financial performance; and

•	salary and related benefits increased by Rp99.8 billion, or 3.4%, from Rp2,956.4 billion in 2008 to Rp3,056.3 billion in 2009 primarily due to increases in salary levels, partially offset by a decrease in the number of employees.
C. Operating Income and Operating Margin
As a result of the foregoing, operating income increased by Rp295.6 billion, or 1.3%, from Rp22,307.5 billion in 2008 to Rp22,603.1 billion in 2009. Meanwhile, operating revenues increase by Rp3,906.8 billion or 6.4%. Our operating margin decreased slightly from 36.8% in 2008 to 35.0% in 2009.
D. Other Income (Expenses)
Other expenses decreased by Rp 1,740.8 billion, or 87.3%, from Rp1,994.7 billion in 2008 to Rp253.9 billion in 2009, primarily due to a gain on foreign exchange. Gain on foreign exchange (net) increased by Rp2,586.7 billion, or 160.3% from a net loss of Rp1,613.8 billion in 2008 to a net gain of Rp 972.9 billion in 2009, primarily due to the appreciation of the Rupiah, which resulted in translation gains on our U.S. Dollar borrowings.
E. Income Before Tax and Pre-Tax Margin
As a result of the foregoing, income before tax increased by Rp2,036.5 billion, or 10.0%, from Rp20,312.8 billion in 2008 to Rp22,349.3 billion in 2009. Pre-tax margin increased from 34.6% in 2008 to 35.3% in 2009.
F. Income Tax Expenses
Income tax expenses increased by Rp733.4 billion, or 13.0%, from Rp5,639.7 billion in 2008 to Rp6,373.1 billion in 2009, in line with the increase in income before tax in 2009.
G. Minority Interest in Net Income of Subsidiaries
Minority interest in net income of subsidiaries increased by Rp590.5 billion, or 14.6%, from Rp4,053.6 billion in 2008 to Rp4,644.1 billion in 2009, primarily due to the improved financial performance of Telkomsel.
H. Net Income
As a result of the foregoing, net income increased by Rp712.6 billion, or 6.7%, from Rp10,619.5 billion in 2008 to Rp11,332.1 billion in 2009.
I. Equity
Total Stockholders’ Equity increased by Rp4,675.6 billion, or 13.6%, from Rp34,314.1 billion in 2008 to Rp38,989.7 billion in 2009. The increased in total stockholders’ equity was primarily the result of net income of Rp11,332.1 billion in 2009, offset by cash dividends of Rp5,840.7 billion and the 49% acquisition of Infomedia of Rp439.4 billion.

J. Retained Earnings
Retained earnings increased by Rp5,165.8 billion, from Rp31,500.0 billion as of December 31, 2008 to Rp36,467.2 billion as of December 31, 2009, due to net income of Rp11,332.1 billion in 2009, partially offset by the declaration of cash dividends of Rp5,840.7 billion.
Year ended December 31, 2008 compared to year ended December 31, 2007
A. OPERATING REVENUES
Total operating revenues increased by Rp1,249.8 billion, or 2.1%, from Rp59,440.0 billion in 2007 to Rp60,689.8 billion in 2008. The increase in operating revenues in 2008 was primarily due to the increase in revenues from cellular, network, and other telecommunications services.
1. Fixed Line Telephone Revenues
Fixed line revenues decreased by Rp1,270.9 billion, or 11.6%, from Rp11,001.2 billion in 2007 to Rp9,730.3 billion in 2008. The decrease in fixed line revenues was primarily due to the decrease in fixed wireline revenues. Fixed wireline revenues decreased by Rp1,272.6 billion, or 13.2%, from Rp9,617.3 billion in 2007 to Rp8,344.8 billion in 2008. Fixed wireless revenues increased by Rp1.6 billion, or 0.1%, from Rp1,383.9 billion in 2007 to Rp1,385.5 billion in 2008.
The decrease in fixed wireline revenues which was primarily due to a 18.0% decrease in local and domestic long-distance revenues from Rp5,562.3 billion in 2007 to Rp4,559.9 billion in 2008. The increase in fixed wireless revenues was primarily attributable to a 45.7% growth in the wireless pulse production from 9.3 billion minutes in 2007 to 13.6 billion minutes in 2008.
2. Cellular Telephone Revenues
Cellular telephone revenues increased by Rp2,693.9 billion, or 11.9%, from Rp22,638.1 billion in 2007 to Rp25,332.0 billion in 2008 primarily due to the increase in usage charges and features charges. Usage charges increased by Rp1,869.1 billion, or 8.6% from Rp21,823.2 billion in 2007 to Rp23,692.3 billion in 2008, due to growth in cellular subscribers and minute of usage. Connection fee charges increased by Rp154.5 billion, or 118.5%, from Rp130.4 billion in 2007 to Rp284.9 billion in 2008. Features charges increased by Rp410.2 billion, or 131.2%, from Rp312.7 billion in 2007 to Rp722.9 billion in 2008. Monthly subscription charges increased by Rp260.1 billion, or 69.9%, from Rp371.8 billion in 2007 to Rp631.9 billion in 2008, primarily due to the growth in kartuHALO cellular subscribers.
The increase in cellular telephone revenues was primarily attributable to a 36.4% growth in Telkomsel’s total cellular subscribers from 47.9 million subscribers in 2007 to 65.3 million subscribers in 2008. This increase was caused by a 41.5% growth in net-additional subscribers from 12.3 million subscribers in 2007 to 17.4 million subscribers in 2008. Postpaid subscribers grew by 1.4% to 1.9 million subscribers and prepaid subscribers grew by 37.8% to 63.4 million subscribers, in each case as of December 31, 2008.
As a result of the higher rate of growth in the number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 96.0% in 2007 to 97.0% in 2008. With the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp80,000 in 2007 to approximately Rp59,000 in 2008. The SMS /non-voice ARPU for postpaid decreased from approximately Rp49,000.0 in 2007 to approximately Rp40,000.0 in 2008. Minutes of usage increased by 257%, from 25.2 billion minutes in 2007 to 90.2 billion minutes in 2008.
3. Interconnection Revenues
Net interconnection revenues decreased by Rp860.5 billion, or 8.9%, from Rp9,651.3 billion in 2007 to Rp8,790.8 billion in 2008. Net interconnection revenues comprised interconnection revenues from TELKOM’s fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).
Net cellular interconnection revenues decreased by Rp834.4 billion, or 9.6%, from Rp8,734.8 billion in 2007 to Rp7,900.4 billion in 2008, primarily due to a decrease in outgoing revenues (local and domestic long distance) from fixed wireline to cellular. Net international interconnection revenues increased by Rp85.9 billion, or 12.4%, from Rp694.7 billion in 2007 to

Rp780.6 billion in 2008. Other interconnection revenues decreased by Rp112.1 billion, or 50.5%, from Rp221.8 billion in 2007 to Rp109.7 billion in 2008.
Our net interconnection revenues accounted for 14.4% of our consolidated operating revenues for 2008, compared to 16.2% for 2007.
4. Data, Internet and Information Technology Services Revenues
Data, internet and information technology services revenues increased by Rp28.7 billion, or 0.2%, from Rp14,684.1 billion in 2007 to Rp14,712.8 billion in 2008. This increase was primarily due to an increase in internet, data communication and information technology services revenue.
Internet, data communication and information technology services revenues increased by Rp1,608.2 billion, or 49.7% from Rp3,232.9 billion in 2007 to Rp4,841.1 billion in 2008 due to increased marketing efforts to boost sales of data and internet services primarily Speedy subscribers in 2008 and an increase in VPN revenue and contribution of a new subsidiaries (SIGMA). Speedy subscribers grew 167.6% from approximately 241,000 in 2007 to approximately 645,000 in 2008 (excluding approximately 205,000 subscribers for education and trial purposes only). VPN revenue increased 76.1 % from Rp393.3 billion in 2007 to Rp692.5 billion in 2008
These increases were offset by the decrease in SMS revenue by Rp1,570.7 billion, or 14.0%, from Rp11,224.3 billion in 2007 to Rp9,653.6 billion in 2008 mainly due to significant decreases in SMS tariffs in Telkomsel, although SMS traffic grew 58% from 49.5 billion in 2007 to 78.0 billion in 2008.
5. Network Revenues
Network revenues increased by Rp372.1 billion, or 52.6%, from Rp707.4 billion in 2007 to Rp1,079.5 billion in 2008 mainly due to an increase in satellite transponder and leased line services.
Satellite transponder revenues increased by Rp153.8 billion, or 65.7%, from Rp233.9 billion in 2007 to Rp387.7 billion in 2008 and leased lines revenues increased by Rp218.3 billion, or 46.1%, from Rp473.5 billion in 2007 to Rp691.8 billion in 2008 as a result of an increase in the number of telecommunications operators that use our network.
6. Other Telecommunications Services Revenues
Other telecommunications services revenues increased by Rp286.5 billion, or 37.8%, from Rp758.0 billion in 2007 to Rp1,044.5 billion in 2008, primarily as a result of flexi terminal bundling program.
B. Operating Expenses
Total operating expenses increased by Rp5,415.0 billion, or 16.4%, from Rp32,967.3 billion in 2007 to Rp38,382.3 billion in 2008. The increase in total operating expenses was attributable to increases in operations, maintenance and telecommunications services expenses, depreciation expenses, marketing expenses, and personnel expenses, as explained further below.

1. Operations, Maintenance and Telecommunications Services Expenses
Operations, maintenance and telecommunications services expenses increased by Rp2,627.1 billion, or 27.4%, from Rp9,590.6 billion in 2007 to Rp12,217.7 billion in 2008. The increase in operations, maintenance and telecommunications services expenses was primarily attributable to the following:
•	radio frequency usage expenses increased by Rp1,261.8 billion, from Rp1,138.5 billion in 2007 to Rp2,400.3 billion in 2008, or an increase of 110.8%, due to an increase in the number of our and Telkomsel’s BTSs. The number of our BTS grew by 112.1% from 1,911 units in 2007 to 4,054 units in 2008, while Telkomsel’s BTSs grew by 28.8% from 20,858 units in 2007 to 26,872 units in 2008;

•	increase in operations and maintenance expenses by Rp489.5 billion, or 9.0%, from Rp5,415.8 billion in 2007 to Rp5,905.3 billion in 2008 due to the growth in Telkomsel’s overall capacity to support the increase in its subscribers from 47.9 million subscribers as of 2007 to 65.3 million subscribers as of 2008. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment; and

•	cost of handset, phone, SIM, and RUIM cards increased by Rp519.5 billion, from Rp582.1 billion in 2007 to Rp1,101.5 billion in 2008.
2. Depreciation Expense
Depreciation expense increased by Rp1,629.1 billion, or 17.3%, from Rp9,440.5 billion in 2007 to Rp11,069.6 billion in 2008. The increase in depreciation expense was primarily due to Telkomsel’s deployment of 6,014 BTS units in 2008, increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and increase in our capital expenditures for network infrastructure (transmission network, backbone and access network).
3. Marketing Expenses
Marketing expenses increased by Rp580.6 billion, or 32.8%, from Rp1,769.1 billion in 2007 to Rp2,349.7 billion in 2008 primarily due to an increase in advertising expenses by Rp575.6 billion, or 44.3%.
4. Personnel Expenses
Personnel expenses increased by Rp621.8 billion, or 7.3%, from Rp8,494.9 billion in 2007 to Rp9,116.6 billion in 2008. The increase in personnel expenses were primarily due to the increase in early retirement expenses and increase in long service award cost. The increase in personnel expenses was primarily attributable to the following:
•	early retirement expenses increased by Rp788.2 billion due to implementation of early retirement program in 2008;

•	long service awards and long service awards termination costs increased by Rp395.1 billion from Rp(359.8) billion in 2007 to Rp35.3 billion in 2008;

•	net periodic post retirement health care benefit costs increased by Rp178.6 billion, or 24.7%, from Rp723.2 billion in 2007 to Rp901.8 billion in 2008; and

•	salaries and related benefits increased by Rp72.3 billion, or 2.5%, from Rp2,884.1 billion in 2007 to Rp2,956.4 billion in 2008.
This increase was partially offset by decreases in:
•	vacation pay, incentives and other benefits expenses decreased by Rp246.3 billion, or 9.9%, from Rp2,488.3 billion in 2007 to Rp2,242.0 billion in 2008;

•	net periodic pension cost decreased by Rp153.0 billion, or 17.8% from Rp859.5 billion in 2007 to Rp706.5 billion in 2008, primarily due to decrease of early pension preparation expense; and

•	employee income tax expenses decreased by Rp382.7 billion, or 25.3%, from Rp1,511.2 billion in 2007 to Rp1,128.4 billion in 2008.

5. General and Administrative Expenses
General and administrative expenses decreased by Rp43.5 billion, or 1.2%, from Rp3,672.2 billion in 2007 to Rp3,628.7 billion in 2008, primarily due to:
•	a decrease in provision for doubtful accounts and inventory obsolescence by Rp102.9 billion, or 20.5%; and

•	a decrease in general and social contribution expenses by Rp95.5 billion, or 40.2%, from Rp237.4 billion in 2007 to Rp141.8 billion in 2008, primarily due to a decrease in implementation of the partnership program and a decrease in audit fees.
This decrease was partially offset by increases primarily in the following:
•	amortization of goodwill and intangible assets increased by Rp89.6 billion, or 7.8%, from Rp1,154.0 billion in 2007 to Rp1,243.6 billion in 2008;

•	professional fees increased by Rp48.0 billion, or 30.6%, from Rp156.9 billion in 2007 to Rp204.9 billion in 2008, primarily due to the increase in management consultancy expenses by 42.7%; and

•	security and screening expenses increased by Rp22.7 billion, or 9.6%, from Rp236.0 billion in 2007 to Rp258.8 billion in 2008, primarily due to increase in salaries of security guards.
C. Operating Income and Operating Margin
As a result of the foregoing, operating income decreased by Rp4,165.2 billion, or 15.7%, from Rp26,472.7 billion in 2007 to Rp22,307.5 billion in 2008. Meanwhile, operating revenues increased by Rp1,249.8 billion, or 2.1%. Our operating margin decreased from 44.5% in 2007 to 36.8% in 2008.
D. Other Income (Expenses)
Other expenses increased by Rp1,117.6 billion, or 127.4%, from Rp877.1 billion in 2007 to Rp1,994.7 billion in 2008, primarily due to the following:
•	loss on foreign exchange (net) increased by Rp1,319.0 billion, or 447.5% from a net loss of Rp294.8 billion in 2007 to a net loss of Rp1,613.8 billion in 2008, primarily due to the depreciation of the Rupiah, which resulted in translation losses on our U.S. Dollar borrowings; and

•	interest expenses increased by Rp145.7 billion, or 10.1%, from Rp1,436.2 billion in 2007 to Rp1,581.8 billion in 2008, reflecting primarily increases in short-term bank loans and the medium term loans of Telkomsel.
E. Income Before Tax and Pre-Tax Margin
As a result of the foregoing, income before tax decreased by Rp5,282.8 billion, or 20.6%, from Rp25,595.7 billion in 2007 to Rp20,312.8 billion in 2008 mainly due to increase in loss on foreign exchange by Rp1,319.0 billion. Pre-tax margin decreased from 43.1% in 2007 to 33.5% in 2008.
F. Income Tax Expenses
Income tax expenses decreased by Rp2,288.1 billion, or 28.9%, from Rp7,927.8 billion in 2007 to Rp5,639.7 billion in 2008, in line with the decrease in income before tax in 2008.
G. Minority Interest in Net Income of Subsidiaries
Minority interest in net income of subsidiaries decreased by Rp757.2 billion, or 15.7%, from Rp4,810.8 billion in 2007 to Rp4,053.6 billion in 2008, primarily due to the decreased financial performance of Telkomsel.
H. Net Income
As a result of the foregoing, net income decreased by Rp2,237.5 billion, or 17.4%, from Rp12,857.0 billion in 2007 to Rp10,619.5 billion in 2008. Our net income margin decreased from 21.6% in 2007 to 17.5% in 2008.

I. Equity
Total stockholders’ equity increased by Rp565.5 billion, or 1.7%, from Rp33,748.6 billion in 2007 to Rp34,314.1 billion in 2008. The increase in total stockholders’ equity was primarily the result of net income of Rp10,619.5 billion in 2008, offset by cash dividends of Rp8,034.5 billion. As of December 31 2008, we have repurchased 490.5 million Series B shares of issued and outstanding Series B shares representing 2.4% of issued and outstanding Series B shares, for a total repurchased amount of Rp4,264.1 billion (including broker and custodian fees). This contributed to a decrease of equity by Rp2,087.5 billion.
J. Retained Earnings
Retained earnings increased by Rp2,585.0 billion, from Rp28,915.0 billion as of December 31, 2007 to Rp31,500.0 billion as of December 31, 2008, due to net income of Rp10,619.5 billion in 2008, partially offset by declaration of cash dividends of Rp8,034.5 billion.
Telkom’s Results Of Operations By Segment

	Year Ended December 31,
	2007	2008	2009	2009
	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$ (million)
Fixed Wireline
Segment results
External operating revenues	20,246.2	20,154.6	19,533.2	2,072.5
Inter-segment operating revenues	942.2	1,316.0	2,736.3	290.3
Total revenues	21,188.4	21,470.6	22,269.5	2,362.8
Segment expense	(16,253.8)	(17,780.9)	(18,935.0)	(2,009.0)
Segment result	4,934.6	3,689.7	3,334.5	353.8
Depreciation and amortization	(3,403.8)	(3,432.4)	(3,409.6)	(361.8)
Amortization of goodwill and other intangible assets	(1,067.4)	(1,196.9)	(1,274.5)	(135.2)
Other non-cash expenses	(397.3)	(335.4)	(461.3)	(48.9)
Fixed Wireless
Segment results
External operating revenues	3,221.2	3,271.4	3,283.5	348.4
Inter-segment operating revenues	(74.7)	26.4	52.5	5.6
Total revenues	3,146.5	3,297.8	3,336.0	354.0
Segment expense	(1,628.3)	(2,094.4)	(3,056.6)	(324.3)
Segment result	1,518.1	1,203.4	279.4	29.6
Depreciation and amortization	(343.3)	(408.5)	(631.0)	(67.0)
Amortization of goodwill and other intangible assets	—	—	(6.1)	(0.7)
Cellular
Segment results
External operating revenues	35,574.7	36,878.1	41,376.4	4,390.1
Inter-segment operating revenues	1,042.4	272.7	159.4	16.9
Total revenues	36,617.1	37,150.9	41,535.8	4,407.0
Segment expense	(16,796.4)	(20,404.5)	(22,800.9)	(2,419.2)
Segment result	19,820.6	16,746.4	18,735.0	1,987.8
Depreciation and amortization	(5,685.4)	(7,207.6)	(8,513.2)	(903.3)
Amortization of goodwill and other intangible assets	(86.6)	(46.7)	(109.4)	(11.6)
Other non-cash expenses	(101.7)	(54.9)	(108.3)	(11.5)
Other
Segment results

	Year Ended December 31,
	2007	2008	2009	2009
	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$ (million)
External operating revenues	398.0	385.6	403.6	42.8
Inter-segment operating revenues	264.8	346.2	325.3	34.5
Total segment revenues	662.8	731.8	728.9	77.3
Segment expenses	(610.4)	(642.7)	(744.7)	(79.0)
Segment results	52.4	89.1	(15.9)	(1.7)
Depreciation and amortization	(51.0)	(56.0)	(30.5)	(3.2)
Amortization of goodwill and other intangible assets	—	—	(0.5)	(0.1)
Other non-cash expenses	(1.8)	—	(4.1)	(0.4)
SEGMENTS RESULTS
Year ended December 31, 2009 compared to year ended December 31, 2008
Fixed Wireline Segment
Our fixed wireline segment revenues increased by Rp798.9 billion, or 3.7%, from Rp21,470.6 billion in 2008 to Rp22,269.5 billion in 2009. The increase in fixed wireline segment revenues was primarily due to an increase in data, internet and information technology services revenues by Rp1,142.6 billion primarily due to increase in internet connection revenues from the broadband access. The increase also contributed to increase in other telecommunication services revenue by Rp308.9 billion. The increase in fixed wireline segment revenues was partially offset by a decrease in fixed wireline’s voice revenues by Rp957.3 billion primarily due to decrease in call volumes, and decrease in net interconnection revenues by Rp1,136.8 billion.
Our fixed wireline segment’s expenses increased by Rp1,154.1 billion, or 6.5%, from Rp17,780.9 billion in 2008 to Rp18,935.0 billion in 2009, primarily due to increase in operation and maintenance expense by Rp143.1 billion, or 8.4%, general and administration expenses by Rp112.6 billion, or 8.9%, and amortization of intangible assets by Rp111.0 billion, or 9.3%.
Fixed Wireless Segment
Our fixed wireless segment’s revenues increased by Rp38.2 billion, or 1.2%, from Rp3,297.8 billion in 2008 to Rp3,336.0 billion in 2009, primarily due to an increase in fixed wireless’s data and internet revenues by Rp220.9 billion, or 39.7% and an increase in fixed wireless’s net interconnection revenues by Rp67.4 billion, or 5.2%. This increase was in line with the 18.9% growth in the number of subscribers for fixed wireless, from 12.7 million lines in service as of December 31, 2008 to 15.1 million lines in service as of December 31, 2009.
Our fixed wireless segment’s expenses increased by Rp962.2 billion, or 45.9%, from Rp2,094.4 billion in 2008 to Rp3,056.6 billion in 2009, primarily due to an increase in operation and maintenance expense by Rp590.2 billion, marketing expense by Rp252.9 billion, and depreciation expense by Rp222.6 billion from 2008 to 2009.
Cellular Segment
Our cellular segment’s revenues increased by Rp4,385.0 billion, or 11.8%, from Rp37,150.9 billion in 2008 to Rp41,535.8 billion in 2009, primarily due to increase in cellular voice revenues by Rp3,504.3 billion in line with the 25.0% growth in Telkomsel’s total cellular subscribers from 65.3 million subscribers as of December 31, 2008 to 81.6 million subscribers as of December 31, 2009.
Our cellular segment’s expenses increased by Rp2,396.4 billion, or 11.7%, from Rp20,404.5 billion in 2008 to Rp22,800.9 billion in 2009, primarily due to an increase in operations, maintenance and telecommunication services expenses by Rp777.8 billion, depreciation expenses by Rp1,276.6 billion, and general and administration expense by Rp241.5 billion respectively, in line with the growth in Telkomsel’s overall subscriber base from 65.3 million subscribers as of December 31, 2008 to 81.6 million subscribers as of December 31, 2009, and Telkomsel’s BTSs from 26,872 units as of December 31, 2008 to 30,992 units as of December 31, 2009.

Other Segments
Our other segment’s revenues decreased by Rp2.9 billion, or 0.4%, from Rp731.8 billion in 2008 to Rp728.9 billion in 2009, due to decrease in Infomedia’s call center services revenue by Rp13.8 billion.
Our other segment’s expenses increased by Rp102.0 billion, or 15.9%, from Rp642.7 billion in 2008 to Rp744.7 billion in 2009, primarily due to increase in personnel expenses by Rp112.0 billion and operation and maintenance expense by Rp53.2 billion.
Year ended December 31, 2008 compared to year ended December 31, 2007
Fixed Wireline Segment
Our fixed wireline segment revenues increased by Rp282.2 billion, or 1.3%, from Rp21,188.4 billion in 2007 to Rp21,470.6 billion in 2008. The increase in fixed wireline segment revenues was primarily due to an increase in data, internet and information technology services revenues by Rp1,543.6 billion primarily due to increase in internet connection revenues from the broadband access. The increase also contributed to an increase in network services revenues by Rp348.7 billion, and other telecommunication services revenue by Rp396.8 billion. The increase in fixed wireline’s data and internet revenues was partially offset by a decrease in fixed wireline’s voice revenues by Rp1,226.2 billion primarily due to decrease in call volumes, and decrease in net interconnection revenues by Rp323.8 billion.
Our fixed wireline segment’s expenses increased by Rp1,527.1 billion, or 9.4%, from Rp16,253.8 billion in 2007 to Rp17,780.9 billion in 2008, primarily due to increase in operation and maintenance expense by Rp544.1 billion, or 46.5%, personnel expenses by Rp619.3 billion, or 9.5%, and marketing expense by Rp159.0 billion, or 37.4%.
Fixed Wireless Segment
Our fixed wireless segment’s revenues increased by Rp151.4 billion, or 4.8%, from Rp3,146.4 billion in 2007 to Rp3,297.8 billion in 2008, due to increase in fixed wireless’s net interconnection revenues by Rp80.6 billion, or 6.6% an increase of Rp51.2 billion, or 10.1% in data and internet revenues and the increase of Rp19.4 billion, or 1.4% in fixed wireless’s voice revenues. This increase in line with 100.0% growth in the number of subscribers for fixed wireless, from 6.4 million lines in service as of December 31, 2007 to 12.7 million lines in service as of December 31, 2008.
Our fixed wireless segment’s expenses increased by Rp466.1 billion, or 28.6%, from Rp1,628.3 billion in 2007 to Rp2,094.4 billion in 2008, primarily due to increase in operation and maintenance expense by Rp247.5 billion, marketing expense by Rp134.9 billion, and depreciation expense by Rp65.1 billion from 2007 to 2008.
Cellular Segment
Our cellular segment’s revenues increased by Rp533.9 billion, or 1.5%, from Rp36,617.0 billion in 2007 to Rp37,150.9 billion in 2008, primarily due to increase in cellular voice revenues by Rp2,694.0 billion in line with the 36.4% growth in Telkomsel’s total cellular subscribers from 47.9 million subscribers as of December 31, 2007 to 65.3 million subscribers as of 2008.
Our cellular segment’s expenses increased by Rp3,608.1 billion, or 21.5%, from Rp16,796.4 billion in 2007 to Rp20,404.5 billion in 2008, primarily due to increase in operations, maintenance and telecommunication services expenses by Rp1,850.7 billion, depreciation expenses by Rp1,538.8 billion, and marketing expense by Rp287.5 billion, in line with the growth in Telkomsel’s overall subscriber base from 47.9 million subscribers as of December 31, 2007 to 65.3 million subscribers as of December 31, 2008, and Telkomsel’s BTSs from 20,858 units as of December 31, 2007 to 26,872 units as of December 31, 2008.
Other Segments
Our other segment’s revenues increased by Rp69.0 billion, or 10.4%, from Rp662.8 billion in 2007 to Rp731.8 billion in 2008, due to increase in Infomedia’s call center services revenue by Rp77.2 billion.
Our other segment’s expenses increased by Rp32.3 billion, or 5.3%, from Rp610.4 billion in 2007 to Rp642.7 billion in 2008, primarily due to increase in personnel expenses by Rp27.3 billion and general and administration expense by Rp16.5 billion.

Summary of Significant Differences between Indonesian GAAP and U.S. GAAP
See Note 53 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES
Overview
2009
Our funding sources in 2009 were primarily:
1.	cash from operating activities of Rp29,715.6 billion

2.	borrowings from consortium banks (BNI and, BRI) of Rp2,700 billion; and
3.	medium-term loan facilities from banks (Mandiri, BCA, BNI, BRI, ANZ, BII, OCBC Indonesia and OCBC NISP) of Rp7,550 billion.
In 2009, our liquidity and capital resources requirements, aside from our requirements for working capital and to make payments of dividends and taxes, consisted of the following:
▪	capital expenditures for existing and new network and backbone infrastructures;

▪	acquisition of additional 49% ownership of Infomedia;

▪	debt service requirements relating to existing indebtedness, including two-step loans, our short-term loans and payments of KSO (MGTI, PT Bukaka Singtel International (BSI)); and

▪	payments of contributions to our pension plans and post-retirement health care plan.
2010
We expect our liquidity and capital resources requirements, aside from our requirements for working capital and to make payments of dividends and taxes, will at least consist of the following:
▪	capital expenditures for existing and new network and backbone infrastructures, including a continuation of backbone transmission network on JaKa2LaDeMa (Jakarta, Kalimantan, Sulawesi, Denpasar and Mataram), Jasuka Ring (Java, Sumatra and Kalimantan), Submarine Cable JDM (Jember-Denpasar-Mataram), Sulka Ring (Sulawesi and Kalimantan), PALAPA Ring, Sangata-Toweli Ring, Asia America Gateway (AAG), the expansion of our fixed wireless access networks, the expansion of Submarine Cable SUB (Surabaya-Ujung Pandang-Banjarmasin), Telkom-3 Satellite project, additional ground satellite segment, fiber optic transmission network, softswitch development, the installation and upgrading of fixed lines and increased capacity in our mobile cellular service conducted through Telkomsel;

▪	debt service requirements relating to existing indebtedness, including two-step loans and our short-term loans;

▪	payments of contributions to our pension plans and post-retirement health care plan;

▪	fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, which commenced in January 2004 and terminates in 2010; and

▪	fixed monthly payments to PT Bukaka Singtel International (BSI) pursuant to the amended and restated agreement for KSO VII, which commenced in October 2006 and terminates in 2010.
We expect our funding sources in 2010 to be primarily as follows:
1.	cash from operating activities;

2.	new bank loan facilities and vendor financing;

3.	draw downs on existing facilities and MTN. As of December 31, 2009, we had existing facilities in the amount of Rp1,250 billion that have not been drawn or fully drawn, and medium term notes that may be drawn upon in the amount of an additional Rp35 billion. We have drawn down on part of these facilities and notes subsequent to December 31, 2009. In addition, on March 2, 2010, Telkomsel entered into a loan facility agreement with Finnish Export Credit Ltd for a US$250 million facility for the purchase of network equipment and services, and on March 26, 2010, our Company entered into a loan agreement with the Japan Bank for International Cooperation for facilities of US$35.93 million and US$23.96 million in connection with our agreement with the NSW-Fujitsu Consortium for the Capacity Ring JaKa2LaDeMa project; and

4.	we may also issue Rupiah-denominated bonds in 2010 in an amount of more than Rp1 trillion.
We do not expect to require other funding sources during 2010.

Our ability to obtain new credit facilities and to access the Indonesian capital markets will be in part dependent on the health of the global and Indonesian financial and credit markets. We cannot provide any assurance that we will be able to obtain such financing on terms acceptable to us, or at all. Although the credit crisis did not affect the health of Indonesian banks and us as acutely as banks and corporations in the United States and certain other countries, the global financial crisis has had a significant impact on certain sectors of Indonesia’s economy and the stability of the Indonesian financial markets in late 2008 and 2009. Any recurrence or subsequent after effects of the financial and credit crisis could in the future affect Indonesia more severely, and affect our ability to obtain bank financing and access the capital markets or increase the cost of doing so.
In 2010, we also expect the declining trend in fixed wireline telephone revenues to continue, and that future adjustments to interconnection tariffs under the cost-based interconnection regime may result in continued declines in interconnection revenue, although we expect such declines to be at least partially offset by increases in other areas, such as new wave businesses. See “—Operating Results Overview”.
NET CASH FLOW
The following table sets out information concerning our consolidated cash flow, as set out in (and prepared on the same basis as) our consolidated financial statements:
Net Cash Flows from Operating Activities
Our primary source of liquidity in recent years was cash flows from our operating activities. Net cash flows from our operating activities totaled Rp27,727.3 billion, Rp24,316.3 billion and Rp29,715.6 billion (US$ 3,152.8 million) in 2007, 2008 and 2009, respectively.
Net Cash Flows

	Year Ended December 31,
	2007	2008	2009	2009
	Rp.(billion)	Rp.(billion)	Rp.(billion)	US$(million)
Net cash flows:
from operating activities	27,727.3	24,316.3	29,715.6	3,152.8
used in investing activities	(15,138.9)	(16,545.7)	(21,828.9)	(2,316.1)
used in financing activities	(10,957.0)	(11,348.4)	(6,652.7)	(705.9)

Change in cash and cash equivalents	1,631.4	(3,577.8)	1,234.0	130.8
Effect of foreign exchange changes on cash and cash equivalents	193.6	327.0	(318.5)	(33.8)
Cash and cash equivalents, beginning of year	8,315.8	10,140.8	6,889.9	731.0
Cash and cash equivalents, end of year	10,140.8	6,889.9	7,805.5	828.2
Year ended December 31, 2009 compared to year ended December 31, 2008
In 2009 compared to 2008, net cash flows from operating activities increase by Rp5,399.3 billion, or 22.2%, primarily due to increase in receipt from operating revenues. The increase in operating cash flows was primarily due to an:
▪	increase of Rp2,734.1 billion, or 10.6%, in cash receipts from cellular;

▪	increase of Rp1,898.1 billion, or 12.8%, in cash receipts from data, internet and information technology service; and

▪	increase of Rp711.9 billion, or 38.5%, in cash receipt from other service.
This increase was partially offset by a:
▪	decrease of Rp714.9 billion, or 7.8%, in cash receipts from fixed line; and

▪	decrease of Rp1,158.5 billion, or 13.2%, in cash receipts from interconnection-net.

Year ended December 31, 2008 compared to year ended December 31, 2007
In 2008 compared to 2007, net cash flows from operating activities decreased by Rp3,411.0 billion, or 12.3%, primarily due to increase in payment for operating expenses. The decrease in operating cash flows also was due to:
▪	a decrease of Rp1,821.4 billion, or 16.6%, in cash receipts from fixed lines services;

▪	a decrease of Rp870.0 billion, or 9.0%, in cash receipts from interconnection services-net, primarily due to decrease in cellular interconnection fees; and

▪	an increase of Rp3,024.5 billion, or 12.8%, in cash payments for operating expenses.
This decrease was partially offset by:
▪	an increase of Rp2,961.8 billion, or 13.0%, in cash receipts from cellular business; and

▪	an increase of Rp725.7 billion, or 64.6%, in cash receipts from other services.
Net Cash Flows from Investing Activities
Net cash flows used in investing activities totaled Rp15,138.9 billion, Rp16,545.7 billion and Rp21,828.9 billion (US$ 2,316.1 million) in 2007, 2008 and 2009, respectively. The net cash used in investing activities was primarily used for capital expenditure.
Apart from cash on hand and cash in banks, we invest the majority of our excess cash from time to time in time deposits. Since May 14, 2004, we also have been investing a part of our excess cash in Rupiah-based mutual funds and other marketable securities. As of December 31, 2009, temporary investments totaling Rp359.5 billion (US$38.1 million) in mutual funds and other marketable securities were outstanding.
Year ended December 31, 2009 compared to year ended December 31, 2008
In 2009 compared to 2008, net cash flows used in investment activities increased by Rp5,283.2 billion, or 31.9%, primarily due to an increase of Rp4,615.6 billion, or 29.1%, in cash outflows related to the increase of acquisition of property, plant and equipment.
Year ended December 31, 2008 compared to year ended December 31, 2007
In 2008 compared to 2007, net cash flows used in investment activities increased by Rp1,406.9 billion, or 9.3%, primarily due to an increase of Rp807.0 billion, or 5.4%, in cash outflows related to the increase of acquisition of property, plant and equipment.
Net Cash Flows from Financing Activities
Net cash flows used in financing activities totaled Rp10,957.0 billion, Rp11,348.4 billion and Rp6,652.7 billion (US$ 705.9 million) in 2007, 2008 and 2009, respectively. Net cash flows from financing activities in these three years comprised primarily proceeds from borrowing, repayments of outstanding indebtedness and payments of cash dividends. In 2009, cash flows used in financing activities decreased by Rp4,695.8 billion, or 41.4%, primarily due to a decrease of Rp1,668.6 billion in cash dividends paid, a decrease of Rp901.4 billion in cash dividend paid to minority stockholder of subsidiaries, an increase of Rp1,103.6 billion in proceeds from long-term borrowings and as there was no payment for purchase of treasury stock in 2009 compared to a Rp2,087.5 billion payment in 2008. This was partially offset primarily by an Rp1,804.2 billion increase in repayment of long-term borrowings and an increase of Rp463.7 billion in repayment of short-term borrowings.
Repayments of Current Indebtedness
As of December 31, 2007, 2008 and 2009, approximately 27.8%, 22.3% and 22.3%, respectively, of our current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally the U.S. Dollars, such that the Rupiah amount of our cash flows used for the repayment of long-term liabilities was significantly affected by the appreciation of the Rupiah against the U.S. Dollar in 2009, compared to the depreciation of the Rupiah in 2008 and appreciation in 2007.
We made net repayments of current indebtedness for borrowed money of Rp6,241.5 billion in 2007, Rp5,982.3 billion in 2008 and Rp 7,180.9 billion (US$ 761.9 million) in 2009. Cash outflows in 2009 reflected payments for:
▪	short-term borrowings of Rp 118.5 billion;

▪	long-term borrowings of Rp6,669.6 billion;

▪	promissory notes of Rp 123.9 billion; and

▪	capital lease obligation of Rp268.9 billion.
Escrow Accounts
See Note 15 to our consolidated financial statements.
WORKING CAPITAL
Net working capital, calculated as the difference between current assets and current liabilities, amounted to Rp (12,375.8) billion as of December 31, 2008 and Rp (10,531.4) billion (US$ (1,117.4) million) as of December 31, 2009. The decrease in net negative working capital was principally due to increases in cash and cash equivalents and prepaid expenses, and a decrease in trade payables. This was partially offset by increases in taxes payable and current maturities of long term liabilities and a decrease in prepaid tax.
We expect that our working capital deficit will continue to be addressed by various funding sources, including cash from operating activities and bank loans. See “Liquidity and Capital Resources — Overview — 2010”.
CURRENT ASSETS
Current assets were Rp14,622.3 billion as of December 31, 2008 and Rp16,186.0 billion (US$ 1,717.4 million) as of December 31, 2009, reflecting an increase of Rp1,563.7 billion, or 10.6%. The increase in current assets was primarily due to:
•	an increase of Rp915.5 billion, or 13.3%, in cash and cash equivalents from Rp6,889.9 billion as of December 31, 2008 to Rp7,805.5 billion as of December 31, 2009;

•	an increase of Rp620.7 billion, or 35.2%, in prepaid expenses from Rp1,875.8 billion as of December 31, 2008 to Rp2,496.5 billion as of December 31, 2009;

•	increase of Rp92.5 billion, or 34.6%, in temporary investments from Rp267.0 billion as of December 31, 2008 to Rp359.5 billion as of December 31, 2009; and

•	increase of Rp59.8 billion, or 11.0%, in trade receivables-related parties from Rp545.0 billion as of December 31, 2008 to Rp604.8 billion as of December 31, 2009.
These increased were partially offset primarily by a decrease of Rp425.9 billion, or 52.9%, in prepaid taxes from Rp805.6 billion as of December 31, 2008 to Rp379.7 billion as of December 31, 2009.
At December 31, 2007, 2008 and 2009, approximately 19.2%, 21.2% and 17.9% respectively, of our current assets were denominated in foreign currencies, principally U.S. Dollars and Euros and Japanese Yen. The movements of Rupiah exchange rate against foreign currencies in those years affected the value of current assets.
Trade Receivables
See Note 6 to our consolidated financial statements for details.
Restricted Time Deposits
See Note 9 to our consolidated financial statements for details.
CURRENT LIABILITIES
Current liabilities were Rp26,998.2 billion as of December 31, 2008 and Rp26,717.4 billion as of December 31, 2009, reflecting a decrease of Rp280.8 billion, or 1.0%, which is mainly due to a decrease in Rupiah denominated current liabilities. The decrease in current liabilities primarily arose from a decrease in trade payables to third parties and partially offset by increases in taxes payable and current maturities of long-term liabilities.
Current Maturities of Long-term Liabilities
See Note 20a to our consolidated financial statements for details.

Accrued Expenses
See Note 17 to our consolidated financial statements for details of accrued expenses.
CAPITAL STRUCTURE
Our capital structure as of December 31, 2009 is described as follows:

	Amount (in Rp. bn)	Portion (%)
Debt	22,238.9	36.32
Short Term	7,673.1	12.53
Long Term	14,565.8	23.79

Equity	38,989.7	63.68

Total Invested Capital	61,228.6	100.00
We generally take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BRI dated June 16, 2009, we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2009, our debt to equity ratio was 0.6 and our debt service coverage ratio was 3.84, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.
INDEBTEDNESS
Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations) as of December 31, 2007, 2008 and 2009 were as follows:
Indebtedness

	At December 31,
	2007	2008	2009	2009
	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Indonesian Rupiah	9,876.4	14,642.4	18,548.7	1,968.0
U.S. Dollar(1)	4,922.9	4,209.4	2,513.0	266.5
Japanese Yen(2)	1,099.6	1,489.3	1,177.2	124.8
Euro(3)	100.9	—	—	—

Total	15,999.8	20,341.1	22,238.9	2,359.4

(1)	The amounts as of December 31, 2007, 2008 and 2009 translated into Rupiah at Rp9,399, Rp10,950 and Rp9,430 = US$1, respectively, being the Reuters sell rates for US Dollars at each of those dates.

(2)	The amounts as of December 31, 2007, 2008 and 2009, translated into Rupiah at Rp83.0, Rp121.2 and Rp102.2 = Yen 1, respectively, being the prevailing exchange rates for buying Yen at each of those dates.

(3)	The amounts as of December 31, 2007, 2008 and 2009, translated into Rupiah at Rp13,769.5, Rp15,429.0 and Rp13,590.5 = Euro 1, respectively, being the prevailing exchange rate for buying Euro at each of those dates.
Of the total indebtedness as of December 31, 2009, Rp7,633.6 billion, Rp4,795.9 billion and Rp9,769.8 billion were scheduled for repayment in 2010, 2011 and 2012-2024, respectively. Of these amounts, Telkomsel was scheduled to repay Rp5,013.6 billion in 2010, Rp2,764.4 billion in 2011 and Rp3,633.3 billion in 2012-2014. Infomedia was scheduled to repay Rp22.8 billion, Rp0.5 billion and Rp1.6 billion in 2010, 2011, 2012-2014, respectively. For further information on our Company’s and Telkomsel’s indebtedness, see Notes 19-24 to our consolidated financial statements.
In the last two financial years, our debt to equity ratio (DER) was below 0.6 and our interest coverage ratio (EBIT/interest expense) was between 11 to 14 times, indicating our strong ability to meet our debt obligations.

Acquisition Indebtedness and Option Purchase Price
See Note 4 to our consolidated financial statements for details.
CAPITAL EXPENDITURES
In 2009, we incurred capital expenditures of Rp19,160.6 billion (US$2,031.9 million), which was Rp4,964.6 billion less than the amount originally budgeted for in our capital expenditure plan.
Our capital expenditures are grouped into the following categories for planning purposes, with each category indicating the linkage with our major revenue and expenses streams:
•	Optimizing Legacy, which consists of Fixed Wireless, Fixed Wireline (non-NGN based technology);

•	New Wave, which consists of Broadband, Soft switch (NGN based technology), Data Communications, and IT, Application & Content;

•	Infrastructure, which consists of Transmission Backbone, Metro and Regional Metro Junction (RMJ),IP Backbone and Satellite Systems; and

•	Support, which consists of our supporting system, and all supporting units.
The groupings reflect the linkages between our capital expenditures with revenues and operational expenses.
Of the Rp19,160.6 billion, Telkomsel incurred capital expenditures of Rp12,672.6 billion (US$1,343.9 million) for network infrastructure and other investments and our other subsidiaries incurred capital expenditures of Rp836.4billion (US$88.7 million) in 2009.
The following table sets out our historical and planned capital expenditure requirements for the periods indicated, including historical and planned capital expenditures for Telkomsel, and our other consolidated subsidiaries:
Capital Expenditures

	Year Ended December 31,
	2007(1)	2008(1)	2009(1)	2010(2)	2011(3)
	Rp. (billion)	Rp. (billion)	Rp. (billion)	Rp. (billion)	Rp. (billion)
TELKOM (Parent Company):
Optimizing Legacy (Fixed Wireline & Wireless)	1,915.9	2,637.6	1,913.3	422.0	428.1
New Wave (Broadband, Softswitch, Datacom, IT & others)	615.7	1,560.2	1,311.5	2,764.0	3,057.5
Infrastructure (Backbone, Metro, RMJ, IP, Satellite)	794.3	1,689.1	2,207.9	2,431.0	2,446.0
Support	182.2	199.8	218.9	202.0	183.4
Subtotal for TELKOM (Parent Company)	3,508.1	6,086.7	5,651.6	5,819.0	6,115.0

TELKOM’s Subsidiaries:
Telkomsel	12,132.2	15,915.0	12,672.6	13,946.0	12,843.0
Others	139.8	242.6	836.4	826.0	1,474.5
Subtotal for subsidiaries	12,272.0	16,157.6	13,509.0	14,772.0	14,317.5

Total for TELKOM (consolidated)	15,780.1	22,244.3	19,160.6	20,591.0	20,432.5

(1)	Amounts for 2007, 2008 and 2009 were recognized capital expenditures based on goods received.

(2)	Amounts for 2010 are planned capital expenditures included in our budget and are subject to upward or downward adjustment.

(3)	Amounts for 2011 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.
Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/U.S. Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to us, technical or other problems in obtaining or installing equipment and whether we enter any new lines of business.
Planned Investments in 2010
In 2010, we plan to invest a total of Rp5,819.0 billion in optimizing the following aspects of our business, namely, legacy, new wave, infrastructure, and support services.
Planned Investments in Optimizing Legacy
Our planned capital investments in optimizing our legacy business in 2010 total Rp422.0 billion, which consist of:
▪	investment in CDMA wireless access networks, which include MSC, BSC, BTS, BTS Tower, value added services and all supporting facility related to fixed wireless access networks;

▪	investment in access infrastructure for fixed line networks which include expansion and quality enhancement of existing copper wire; and

▪	investment in satellite ground stations which include expansion of VSAT and Intermediata Data Rate (IDR) services, and replacing some obsolete equipments.
Planned Investments in New Wave
We plan to spend Rp2,764.0 billion in 2010 for investments relating to new wave businesses, including:
▪	investments in broadband networks which include capacity expansion of existing IP DSLAM, deployment of Multi Service Access Network (MSAN), access network modernization and expansion of fiber optic cable for Remote IP DSLAM, Gigabit-Passive Optical Network (GPON), access network quality enhancement and Broadband Remote Access Server. Investment will also be allocated for the replacement and expansion of our wireless broadband network;

▪	investments in data communication which include deployment of access for IP VPN (xDSL based and inverse multiplexing (IMUX) based) and metro ethernet access for ethernet based services (E-Line and E-LAN); and

▪	investments in IT, applications and content which include investments in information systems to improve and increase the capability of the IT support system, billing system, operating support system (“OSS”), customer care and billing system (“CCBS”), Service Delivery Platform (SDP), internet value added service in commercial services such as B2B e-commerce access, NGN platform services and broadband content and applications.
Planned Investments in Infrastructure
Our planned capital investments in infrastructure in 2010 total Rp2,431.0 billion. This will be used for capital investments in transmission infrastructure, which are expected to include investments in a fiber optic transmission network, expansion of the backbone transmission network on Jawa, Sumatra and Kalimantan (Jasuka), a submarine cable system in Jawa, Kalimantan, Sulawesi, Bali and Mataram (JaKa2LaDeMa). Substantial investment will also be made in the TELKOM-3 satellite.
Planned Investments in Support
We also plan to spend Rp202.0 billion in 2010 for capital investments in support, including:
▪	investments in TELKOM’s Center Units which include the Research and Development Center, Maintenance Center, Learning Center and Supply Center;

▪	investment in supporting facilities which includes buildings (for operations and equipment) and power supply, network measurement tools and office facilities; and

▪	standby/contingency budget to support the dynamic high end market and wholesale customers, fixed wireless network and wireless broadband access.
Financing Sources
Like many Indonesian state-owned enterprises, we had historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, we funded our capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. In addition, we accessed the debt capital markets for a portion of our financing needs. We have also engaged in vendor financing. We expect our funding sources in 2010 will be primarily cash from operating activities new bank loans vendor financing, drawdowns on existing bank and medium term note facilities. We may also issue Rupiah-denominated bonds in 2010 in an amount of more than Rp1 trillion. See “—Liquidity and Capital Resources — Overview”.
Revenue Sharing
See Note 46 to our consolidated financial statements for details.
EXTRAORDINARY EVENTS
During 2009, there were no occurrences of any material extraordinary events.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
The preparation of our consolidated financial statements in conformity with Indonesian GAAP, as well as the reconciliation to U.S. GAAP, requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its estimates and judgments including those related to useful lives and carrying value of property, plant and equipment and intangible assets, valuation allowance for receivables, pension and other post-retirement benefits, income taxes and legal contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. For a complete discussion of the application of these and other significant accounting policies, see Note 2 to our consolidated financial statements. Actual results could differ from those estimates under different assumptions and conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity or are areas where assumptions and estimates are particularly critical to the financial statements.
Allowances for Doubtful Accounts
An allowance for doubtful accounts is our best estimate of the amounts of probable credit losses in our existing accounts receivable. The amount of allowance is recognized in the consolidated statement of income within operating expenses and general and administrative expenses. We determine the allowance based on historical write-off experience. We review our allowance for doubtful accounts every month. Past due balance over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for their collectability. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.
Carrying Amount of Property, Plant and Equipment and Goodwill and Other Intangible Assets
We estimate the useful life of our property, plant and equipment and goodwill (goodwill amortized only for Indonesia GAAP but unamortized under US GAAP) and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful life is estimated at the time an asset is acquired and is based on historical experience with similar assets as well as taking into account anticipated technological or other changes and, in the case of rights to operate intangible assets, the remaining term of the KSO agreement. When the carrying amount of the asset exceeds its recoverable value due to, among others, technological changes, significant adverse change in legal factors or business climate, unanticipated competition, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of asset impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgment. In assessing impairments, we use projected discounted cash flows that take into account management’s estimates of future operations. The most important estimates that we use in projecting our future cash flows involve our expectations of the future prices at which our services will be charged, the number of access lines that we will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which our services are charged are subject to government regulation. The number of access lines that we will have in service will depend upon our ability to source sufficient, affordable financing to build new access lines.
The Company and its subsidiaries review and evaluate the residual values and useful lives of their property, plant and equipment at least at each financial year-end. If the residual values and useful lives differ from previous estimates, the changes are accounted for as a change in accounting estimate. The Company and its subsidiaries also review and evaluate the depreciation methods applied at least at each financial year-end. If there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed and the change is accounted for as a change in an accounting estimate.
In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and the annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license of 10 years. Amortization commences from the date when the assets attributable to the provision of the related services are available for use. Based on Telkomsel’s management’s interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has acquired the right to operate the 3G license by making annual payments. Accordingly, Telkomsel recognized the annual BHP fees as expenses when incurred.
Pension and Post-retirement Benefits
We are committed to pay pension and other post-retirement benefits to our employees and former employees who have reached 56 years of age. The cost and the net obligations of these benefits, which are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost, depend on a number of factors which are determined on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic benefit cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plan assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic benefit cost (income) recorded for pension and post-retirement benefits.
We use the long-term historical actual return information and the estimated future long-term investment return information by reference to external sources, taking into account the current and expected asset allocations, to develop its expected rate of return on plan assets.
At the end of each year, we determined the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. TELKOM used the yield-to-maturity of Indonesian Government Bonds as currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability. As of December 31, 2009, TELKOM’s discount rate was 10.75%. Due to the fact that there are very limited types of high-quality debt instruments in Indonesia coupled with the lack of ability to estimate interest rates, we believe that the yield-to-maturity of the Indonesian Government Bonds represents the most appropriate discount rate to measure the present value of the benefit obligations at year end. Changes in such rates due to changes in the reference Indonesian Government Bonds brought about by changing economic conditions in Indonesia and throughout the world would affect the recognition of our pension and post-retirement benefit obligations and as a consequence, could materially affect our financial position and results of operations.
The expected rate of medical cost has been determined by comparing the historical relationship of its actual medical cost increases with the rate of general inflation in the Indonesian economy and health care utilization patterns. Past experience has shown that its actual medical costs have on average increased by a factor of 6% above the general rate of inflation. The ultimate projected medical cost trend was 8% and 8%, as of December 31, 2008 and 2009, respectively. See Note 43 to our consolidated financial statements.
The assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost components	139,740	-114,015
Effect on post-retirement benefit obligation	1,128,733	-926,535
Other assumptions include life expectancy of the members, the rate of increase in compensation levels and the average remaining years of service.
Early retirement benefits are accrued at the time we make a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. We are committed to a termination when and only when we have a detailed formal plan for the early retirement cannot be withdrawn.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized or the tax asset will be realized in future periods.
Under Indonesian tax regulations as of the date of this Annual Report, dividends distributed by a company to a corporate stockholder, that has a minimum share ownership of 25% and has businesses other than as a holding company, is not subject to tax whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold investments in our affiliated companies with a minimum share ownership of 25% and have businesses other than as a holding company, and dividends distributions from a company to a corporate stockholder that meets the criteria described above continues to be not subject to tax, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.
A change in our intention to hold an investment or other facts and circumstances may lead us to determine that we no longer expect to realize our interest in the undistributed earnings of the particular affiliated company in a manner which enables us to take advantage of the zero percent tax rate applicable to dividend distributions. Such a change in the future would require us to recognize a deferred tax liability with a commensurate charge to our income statement.
Deferred tax is calculated at the enacted tax rates at the balance sheet date. If enacted tax rates changed, we would adjust our deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.
Lease Transactions
A lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Property, plant and equipment acquired under finance leases are stated at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset. Minimum lease payments is apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.
Legal Contingencies
As of the date of this Annual Report, we are involved in certain legal proceedings and have accrued amounts that represent an estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. While we believe that the current accruals are adequate, a future event or change in the facts and circumstances may require that we make additional accruals that would be charged to our income statement in the future. See Note 49 to our consolidated financial statements.
RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY
We make investments to improve our product and service offerings. Such expenditure amounted to approximately Rp6.7 billion, Rp9.8 billion and Rp5.9 billion (US$0.6 million) in 2007, 2008 and 2009 respectively. In 2009, these expenditures related to research and development of video conferencing, SMS, CMS system, CDMA lab, measuring system and other content development.
TREND INFORMATION
A number of developments have had and may have in the future a material impact on our results of operations, financial condition and capital expenditures. See the discussions in “Management’s Discussion and Analysis—Operating Results Overview” under the sub-headings “Increase in Cellular Revenues and Subscribers with Declining ARPU”, “Fixed Wireless Trends”, “Decrease in Interconnection Revenues” and “Increase in Data, Internet and Information Technology Services Revenues”.
Other developments/trends include:

•	the development of an information, media, and edutainment business portfolio. In addition to increasing revenues from data communication and information technology services primarily from broadband services, as part of our transformation into a TIME business, we are actively seeking to seek new revenue opportunities by expanding to adjacent industries. See “Corporate Strategy— Expand into IT Services, Media and Edutainment Business and Other Adjacent Industries” and “Risk Factors—Risks Relating to TELKOM and its Subsidiaries— Our Failure to React to Technological Changes or Successfully Effect our Business and Organizational Transformation Could Adversely Affect Our Business”. In connection with this strategy, we have in recent years acquired a number of related business, and we expect that acquisition activities by us could continue in the future; and
•	the decrease in number of employees. We have been decreasing our number of employees over the years. Between 2005 and 2009, the numbers of our employees (excluding our subsidiaries employees) decreased by a compound annual growth rate of 4.8%, and was 32,465 as of December 31, 2007, 30,213 as of December 31, 2008 and 28,750 as of December 31, 2009. This indicated the relative success of our multi-exit programs, especially the early retirement programs during the periods from 2005 to 2009, and has allowed us to manage our personnel expenses. We have been able to decrease the number of our employees due to increases in efficiency brought about in part by management led initiatives and technology. We expect that future planned infrastructure upgrades, including the integration and expansion of the NGN network, will bring about further increases in efficiency, including in operating expenses. We seek and expect, to continue to decrease the number of our employees over at least the next few years.
In addition, we believe that competition among the different mobile cellular operators will continue in 2010. However the level of competition may not be as intense as during certain periods in the past given that tariffs have already decreased significantly, and the possibility of a reduction in capital expenditures by other operators.
OFF-BALANCE SHEET ARRANGEMENTS
Our contingencies are described in Note 49 to our consolidated financial statements and our commitments are described in Note 48 to our consolidated financial statements and summarized in the table of contractual obligations below. Other than the above, as of December 31, 2009, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CONTRACTUAL OBLIGATIONS
The following table sets forth information on certain of our material contractual obligations as of December 31, 2009.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	By Payment Due Dates
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	Rp. (billion)	Rp. (billion)	Rp. (billion)	Rp. (billion)	Rp. (billion)
Short-Term Loans(1)(6)	43.8	43.8	—	—	—
Long-Term Debts(2)(6)	20,505.4	6,255.8	7,752.6	4,843.7	1,653.3
Capital Lease Obligations	360.3	152.2	179.4	28.7	—
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations(7)	4,592.4	1,775.1	1,861.8	616.8	338.7
Operating Leases(4)	1,648.4	1,447.0	164.2	35.9	1.3
Unconditional Purchase Obligations(5)	9,026.2	9,026.2	—	—	—
Deferred consideration for business combination	1,329.4	1,221.3	108.1	—	—

Total	37,505.9	19,921.4	10,066.1	5,525.1	1,993.3

(1)	Related to liabilities under short-term loans obtained from Bank Ekonomi, Bank CIMB Niaga, and BSM. See Note 19 to our consolidated financial statements.

(2)	See Notes 20-24 to our consolidated financial statements.

(3)	Related to the leases of the transmission installation and equipment, vehicles and processing equipment and office equipment for our telecommunication networks for TELKOMFlexi.

(4)	Related primarily to leases of computers, vehicles, land, buildings, office equipment and circuits.

(5)	Related to our commitments to suppliers and vendors for the purchase of telecommunications-related equipment and infrastructure.

(6)	Excludes the related contractually committed interest obligations.

(7)	See Risk Factors — Interest Rate Risk Table.
See Note 48 to our consolidated financial statements for further details on our contractual commitments In addition to the above contractual obligations, as of December 31, 2009, we had long-term liabilities for pension, post-retirement health care benefits and long service awards. We expect to contribute Rp990.0 billion to our post-retirement health care benefits plan and Rp 485.3 billion to our defined benefit pension plan in 2010. See Notes 41and 43 to our consolidated financial statements.

ADDITIONAL FINANCIAL INFORMATION
FINANCIAL INFORMATION
Consolidated statements and other financial information
See “Consolidated Financial Statements,” which is incorporated herein by reference.
MATERIAL LITIGATION
In the course of our business, we and our subsidiaries have been involved in a number of legal cases related to land disputes, monopolistic practices and unfair competition, and SMS cartel practices. Based on our management’s assessment of the probable outcome of these cases, we have allocated a reserve of Rp 95,054 million on December 31, 2009.
The following describes certain proceedings involving our Company and/or our subsidiaries.
•	The Commission for the Supervision of Business Competition (Komisi Pengawas Persaingan Usaha, or “KPPU”) in a letter dated December 5, 2007, informed Telkomsel that based on the result of inquiry No. 07/KPPU-L/2007 dated November 19, 2007 into cross-ownership transactions by Temasek Holdings and monopolistic practices by Telkomsel, and in accordance with the prevailing regulations governing violations of Law No. 5 year 1999 regarding the Prohibition of Monopolistic Practices and Unfair Business Competition, among other matters:
•	Telkomsel was not proven to have violated article 25.1.b of such Law;

•	Telkomsel had violated article 17.1 of such Law;

•	Temasek Holdings and the concerned affiliated companies were ordered to divest their ownership in Indosat or Telkomsel on the following conditions:
▪	the maximum ownership percentage for each buyer is 5%, and

▪	the buyer has no relationship with Temasek Holdings; and
•	Telkomsel was ordered to pay a fine of Rp25,000 million and ordered to cease the practice of imposing high tariffs and to reduce its tariffs by no less than 15% of the current tariff.
On 9 May 2008, the District Court pronounced its verdict, concluding that, among other matters:
•	Telkomsel was not proven to have violated article 25.1.b of such Law;

•	Telkomsel had violated article 17.1 of such Law;

•	Temasek Holdings and the concerned affiliated companies were ordered to divest their ownership in Indosat or Telkomsel or to reduce their ownership to 50% of each company within a period of 12 months from the date on which this decision became final and legally binding, on the following conditions:
▪	the maximum ownership percentage for each buyer is 10%, and

▪	the buyer has no relationship with Temasek Holdings;
•	Telkomsel was ordered to pay a fine of Rp15 billion; and

•	The District Court did not concur with the decision of the KPPU regarding the order to reduce the tariff because the KPPU has no authority to determine such tariffs.

On May 22, 2008, the management filed a legal complaint with the Supreme Court. On September 9, 2008, the Supreme Court overturned the decision of the District Court ordering Temasek Holdings and its associated companies to divest their ownership in either Indosat or Telkomsel. On May 14, 2009, Telkomsel filed a request for a judicial review with the Supreme Court against this decision. As of the date of publication of this Annual Report, no decision has been reached on the request for the judicial review.
•	Certain subscribers of Telkomsel, Indosat, and XL Axiata (formerly PT Excelcomindo Pratama) domiciled in Bekasi, Tangerang, and various other areas, who were represented by Legal Counsel, filed a class action suit in court accusing Telkomsel, our Company, Indosat, the government, Temasek Holdings, and certain affiliated companies (”the Parties”). The Parties were alleged to have engaged in excessive pricing practices that were potentially detrimental to those subscribers.

On July 8, 2008, the class action filed at the Bekasi District Court accusing Telkomsel of certain violations was withdrawn and the case was closed.

On August 14, 2008, pursuant to a court ruling, the class actions filed at Tangerang and other areas were consolidated so that they could be investigated by one court, namely the Tangerang District Court. The subscribers in the various other areas objected to this decision and filed a legal complaint with the Supreme Court. On January 21, 2009, in its decision No. 01K/Pdt.Sus/2009, the Supreme Court upheld the objections of the subscribers, and the class actions were therefore processed separately at the courts concerned. Based on this ruling by the Supreme Court, certification was deemed to have been executed and on October 6, 2009, the South Jakarta District Court decreed that the investigation into the case could proceed.

•	Our Company, Telkomsel, and seven other domestic telecommunications operators were investigated by the KPPU for allegedly engaging in SMS cartel practices. In the results of the investigation released on June 17, 2008, the KPPU found that our Company, Telkomsel, and several other operators had violated article 5 of Law No. 5 year 1999, and ordered the Company and Telkomsel to pay fines of Rp 18,000 million and Rp25,000 million, respectively.

With regard to the KPPU Decision dated June 17, 2008, our Company and Telkomsel filed objections with the South Jakarta District Court and the Bandung District Court, on July 11, 2008 and July 14, 2008, respectively. As of the date of publication of this Annual Report, no decision has been reached on those objections. We believe that the outcomes of the investigations or court rulings on these cases will not have any material impact on our financial condition.
See Note 49 to our consolidated financial statements for further details.
SUBSEQUENT EVENTS
On January 11, 2010, the shareholders of TII, our subsidiary, agreed to its participation in the South East Asia-Japan Cable System (SJC) Sea Cable Consortium and extended capacity to the United States of America with a total investment of US$45.2 million.
On January 22, 2010, Telkomsel obtained acceptance certificates for packages 2 and 7 following operation acceptance tests conducted in connection with Telkomsel’s in-principle licenses to operate local fixed line networks under the USO program. Subsequently on January 25, 2010 and January 28, 2010, Telkomsel obtained operational licenses to provide local fixed line networks under the USO program in areas covered by the agreements between Telkomsel and Balai Telekomunikasi dan Informatika Pedesaan, an entity established by the MoCI. The licenses are valid until the expiration of the agreements, extendable subject to evaluation. See Note 47.h to our consolidated financial statements.
On January 25, 2010, Metra entered into a Conditional Sales and Purchase Agreement with PT. Administrasi Medika (“AdMedika”) stockholders to purchase 75% of AdMedika’s outstanding shares. Subsequently, on February 25, 2010, Metra entered into a Sales and Purchase Agreement with AdMedika’s stockholders for the share purchase transaction which amounted to Rp128.25 billion.
On January 27, 2010, the Central Jakarta District Court decided to revoke a class action lawsuit which was filed by certain subscribers in several areas.
On January 28 and February 12, 2010, Telkomsel received its claims for tax refund for fiscal year 2008 in the amounts of Rp439 billion and Rp4.2 billion, respectively.
On February 2, 2010, the loan facility from OCBC NISP and OCBC Indonesia amounted to Rp250,000 million (Note 23n to our consolidated financial statements) and Rp100,000 million (Note 23m to our consolidated financial statements), respectively was drawdown by Telkomsel.
On February 3, 2010, TII has purchased an additional 3,042,400 Scicom shares, with the transaction value amounting to US$0.42 million (equivalent to Rp3,905 million). As a result, TII’s ownership in Scicom increased to 17.01%.
On February 3, 2010, Telkomsel entered into the following agreements for maintenance and procurement of equipment and related services:
—	Next Generation Convergence IP RAN Rollout and Technical Support with PT Packet Systems Indonesia and Huawei Tech; and

—	Next generation Convergence Core Transport Rollout and Technical Support with PT Datacraft Indonesia and Huawei Tech.
The Agreement will continue until the later of:
—	the date which is three years after the effective date of the agreement; and

—	the date on which the last purchase order under the agreements terminate or expire in respect of any purchase order issued prior to the expiry of the three year period.
Telkomsel may extend the term of the agreements by a period of not more than two years.

On February 8, 2010, Telkomsel entered into an Online Charging System and Service Control Points System Solution Development agreement with Amdocs Software Solutions Limited Liability Company and PT Application Solutions. The agreements will continue until the later of:
—	the date which is five years after the effective date of the agreement; and

—	the date on which the last purchase order under this agreement terminates or expires in respect of any purchase order issued prior to the expiry of the five years period.
On March 2, 2010, Telkomsel entered into a facility loan agreement with Finnish Export Credit Ltd. for US$250 million. The purpose of the facility is for the purchase of Nokia Siemens Network equipment and services.
On March 3, 2010, the Tax Court pronounced that it approved most of Telkomsel’s appeal on VAT for fiscal years 2004, and 2005 amounting to Rp215 billion. However, as of the date of this Annual Report, Telkomsel has not received any formal decision from the Tax Court.
On March 26, 2010, in connection with our agreement with NSW-Fujitsu Consortium for the Capacity Ring Jaka2LaDeMa project, our Company entered into a loan agreement with Japan Bank for International Cooperation, the international arm of Japan Finance Corporation for a loan facility of US$59.89 million for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$35.93 million and US$23.96 million. The facilities are repayable in 10 equal semi-annual installments in arrears commencing 6 months after utilization. Borrowings under facility A bear fixed interest of 4.56%, while borrowings under facility B bear interest at an average of six-month LIBOR plus 0.70% per annum, and are unsecured. As of the date of this annual report, the facilities have not been utilized.
MEMORANDUM AND ARTICLES OF ASSOCIATION
Our Articles of Association (“Articles”) are registered in accordance with the Limited Liability Company Law No. 1 Year 1995, as amended by the Limited Liability Company Law No. 40 Year 2007 (the “Indonesian Company Law”), and approved by Ministerial Decree No. C2-7468.HT.01.04.TH.97 Year 1997 and subsequently, by the Decree of the Minister of Justice Human Rights No. AHU.46312.AH.01.02 Year 2008 dated July 31, 2008 and have been published in state gazette of Republic Indonesia No.84 dated October 17, 2008, supplement of state gazette No.20155.
Under Article 3 the objectives and purposes of the Company are to provide telecommunications networks and telecommunications and information services. To attain the aforementioned purpose and objective, the Company may perform the necessary activities to maintain and enhance its telecommunication and information networks.
In accordance with Indonesia Company Law, we have a BoC and a BoD. The two Boards are separate and no individual may be a member of both Boards. Each director also receives a bonus if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the general meeting of shareholders. See “Directors, Senior Management and Employees — Directors and Senior Management”. The Articles state that any transaction involving a conflict of interest between the Company and its directors, commissioners and shareholders should be approved by a shareholders meeting, in which approval is required from more than a half of share of independent shareholders.
The BoD are responsible for leading and managing the Company in accordance with its objectives and purposes and to control, preserve and manage the assets of the Company.
The Articles do not contain any requirement for the directors to (i) retire by a specified age, or (ii) to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:
•	dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a general meeting, which will also determine the form of and time for payment of the dividend;

•	voting rights. The holder of each voting share is entitled to one vote at a general meeting of shareholders;

•	rights to share in the Company’s profits. See dividend rights;

•	rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the Common Stock that they hold is fully paid-up;

•	redemption provisions. There are no stock redemption provisions in the Articles. However, based on Article 30 of Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;

•	reserved fund provisions. Retained earnings up to a minimum of 20% of the issued capital of the Company are to be set aside to cover potential losses suffered by the Company. If the amount in the reserved fund exceeds 20% of the issued capital of the Company, a general meeting of shareholders may authorize the Company to utilize such excess funds as dividends;

•	liability for further capital calls. Our shareholders may be asked to subscribe for new shares in the Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. The BoD is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and

•	provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.
In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the approval of the holder of — ‘Series A’— Dwiwarna share and any other shareholders or their authorized proxies jointly representing at least two thirds (2/3) of the total number of votes cast in the meeting.
General meeting of shareholders may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least two newspapers in Indonesian having general circulation within Indonesia and one newspaper in English. The notice period for convening annual general meetings and extraordinary general meetings is 14 days (not including the date the notice and the date of summons) respectively. The quorum for the general meeting is shareholders representing more than a half of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which does not require the issue of a notice. At the second meeting, the quorum for the meeting is shareholders representing at least one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, with the quorum of attendance, number of votes to pass resolutions, summons and time to hold the Meeting to be determined by the Chairman of the Capital Market and Financial Institution Supervisory Agency and based on the provisions of the laws.
Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles. The Articles do not contain any limitations on the right of any person, to own shares of the Company. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on an Indonesian stock exchange.
Any takeover of the Company is required to be approved by the holder of the Series A Dwiwarna Share and a majority constituting at least three fourths of the total number of shares at a general meeting of shareholders that must be attended by the holder of the Series A Dwiwarna Share. There are no other provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company.
Each Director and Commissioner has an obligation to report to Bapepam—LK with regard to their ownership and the changes of their ownership in the Company and this obligation also applies to shareholders who have an ownership of 5% or more in the paid up capital of the Company. We believe that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on an Indonesian stock exchange. We also believe that the provisions in the Articles relating to changes in our capital are not more stringent than that required by Indonesian law.
SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN CORPORATE GOVERNANCE PRACTICES AND THE NYSE’S CORPORATE GOVERNANCE STANDARDS
The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic US issuers.
Overview of Indonesian law
Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: Law No. 1 of 1995 on Limited Liability Companies as amended by the Limited Liability Company Law No. 40 Year 2007 (“Indonesian Company Law”); the Law No. 8 of 1995 on Capital Market (“Capital Market Law”); the Law No. 19 of 2003 on State-Owned Enterprises; the Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 on the Implementation of Good Corporate Governance Practice; the Regulations of the Indonesian Capital Market Supervisory Board (“Bapepam Regulations”); and the rules issued by the (“IDX”). In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.
Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with corporate governance standards that are more stringent than those applied to privately-owned companies. In Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Capital Market Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.
On November 30, 2004, the National Committee on Governance (“NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No. KEP-49/M.EKONOM/1/TAHUN 2004, which is expected to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aimed at enhancing comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors.
As a result, the NCG formulated the Code for Good Corporate Governance 2006 (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the BoC, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code.
Composition of Independent BoD
The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly.
Unlike companies incorporated in the United States, the management of an Indonesian company consists of two organs of equal stature, the board of directors and the board of commissioners — for us, this is our BoD and the BoC. Generally, the BoD is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the BoC has the authority and responsibility to supervise the BoD and is statutorily mandated to provide advice to the BoD.
With regard to the BoC, the Indonesia Company Law requires a public company BoC to have at least two members. Although the Indonesia Company Law is silent as to the composition of the BoC, Listing Regulation No. lA issued by the IDX states that at least 30% of the members of the BoC of a public company (such as us) must be independent.
As to the BoD, the Indonesia Company Law states that the BoD has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. The Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 states that at least 20% of the members of BoD must be unaffiliated.
Given the difference between the role of the members of the BoD in an Indonesian company and that of their counterparts in a U.S. company, Indonesian law does not require that certain members of the BoD must be independent and neither does it require the creation of certain committees composed entirely of independent directors.
Committees
NYSE listing standards require that a U.S. listed company must have an Audit Committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

The Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Bapepam Regulation No. IX.I.5 and Listing Regulation No. 1A issued by the IDX does require the BoC of a listed public company (such as us) to form committees that will oversee the company’s audit process (which committee must be headed by an independent member of the BoC).
We have an Audit Committee composed of six members: two independent commissioners and four members who are not affiliated with us. NYSE Listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an Audit Committee comprised of independent directors. However, under a provision of this rule, a foreign private issuer, such as us, is exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an Audit Committee; (ii) the Audit Committee is separate from the BoD and has members from both inside and outside the BoD; (iii) the Audit Committee members are not elected by the management and no executive officer of the company is a member of the Audit Committee; (iv) the home country government or stock exchange has requirements for an Audit Committee independent from the management of the company; and (v) the Audit Committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption and document this on our Section 303A Annual Written Affirmations submitted to the NYSE. NYSE listing standards and our Audit Committee Charter share the goal of establishing a system for overseeing that our accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, our Audit Committee does not have direct responsibility for the appointment, compensation and retention of our external auditor. Our Audit Committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.
Our BoC has a nomination and remuneration committee. The committee is tasked with formulating selection criteria and nomination procedures for Commissioners and Directors and a compensation system for Commissioners and Directors.
Disclosure Regarding Corporate Governance
The NYSE listing standards require U.S. companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a U.S. company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Capital Market Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to Bapepam—LK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.
Code of Business Conduct and Ethics
NYSE listing standards require each U.S. listed company to adopt, and post on its web site, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to submit periodic reports to the SEC, including us, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities. Under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code; and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code. See “Corporate Governance—Corporate Culture and Business Ethics—Code of Ethics.”
MATERIAL CONTRACT
Capacity Ring of Jawa-Kalimantan, Kalimantan-Sulawesi, Denpasar-Mataram (“JaKa2LaDeMa”) with NSW-Fujitsu Consortium
On December 30, 2008, we entered into an agreement with the NSW-Fujitsu Consortium for the purchase and installation of submarine cables connecting the networks among the main Indonesia islands in connection with our Capacity Ring Jaka2LaDeMa Project. The purchase price for this agreement was US$106.5 million (excluding VAT).

For details of our other significant contractual commitments, see Note 48a to our consolidated financial statements.
EXCHANGE CONTROLS
Exchange Rate Information
The following table shows the exchange rate of Rupiah to U.S. Dollar based on the middle exchange rates at the end of each month for the periods indicated. The Rupiah middle exchange rate is calculated based on Bank Indonesia buying and selling rates.
Exchange Rate Information

Calendar Year	At period end	Average(1)	High(2)	Low(2)
	(Rp.Per US$1)
2005	9,830	9,711	10,800	9,133
First Quarter	9,480	9,276	9,520	9,133
Second Quarter	9,713	9,548	9,755	9,435
Third Quarter	10,310	10,006	10,800	9,735
Fourth Quarter	9,830	9,992	10,300	9,735
2006	9,020	9,167	9,795	8,720
First Quarter	9,075	9,304	9,795	9,030
Second Quarter	9,300	9,107	9,520	8,720
Third Quarter	9,235	9,121	9,245	9,030
Fourth Quarter	9,020	9,134	9,228	9,020
2007	9,419	9,136	9,479	8,672
First Quarter	9,118	9,099	9,225	8,950
Second Quarter	9,054	8,973	9,120	8,672
Third Quarter	9,137	9,246	9,479	8,990
Fourth Quarter	9,419	9,234	9,434	9,045
2008	10,950	9,691	12,400	9,051
First Quarter	9,217	9,260	9,486	9,051
Second Quarter	9,225	9,264	9,376	9,179
Third Quarter	9,378	9,216	9,470	9,063
Fourth Quarter	10,950	11,023	12,400	9,555
2009	9,400	10,398	12,065	9,293
First Quarter	11,575	11,631	12,065	10,863
Second Quarter	10,225	10,531	11,620	9,985
Third Quarter	9,681	10,002	10,255	9,580
Fourth Quarter	9,400	9,471	9,685	9,293
September	9,681	9,901	10,155	9,580
October	9,545	9,483	9,685	9,293
November	9,480	9,470	9,610	9,348
December	9,400	9,458	9,505	9,400
2010
January	9,365	9,275	9,408	9,130
February	9,335	9,348	9,413	9,280
March	9,115	9,174	9,313	9,070

(1)	The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)	The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period. Source: Bank Indonesia
The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2007, 2008 and 2009. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp9,389 and Rp9,399 to US$1 as of December 31, 2007, Rp10,850 and Rp10,950 to US$1 as of December 31, 2008 and Rp 9,420 and Rp 9,430 to US$1 as of December 31, 2009.
The consolidated financial statements are stated in Rupiah. The translations of Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,425 to US$1 published by Reuters on December 31, 2009.
On March 31, 2010, the Reuters buy and sell rates were Rp9,088 and Rp9,099 to US$1.
Foreign Exchange
Foreign exchange controls were abolished in 1971 and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia (the Indonesian Central Bank) any fund transfers exceeding US$10,000. As a state-owned company, we, based on the decree of the Head of Foreign Commercial Loan Coordinating Team (“PKLN”), are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.
Bank Indonesia holds the authority to issue Rupiah currency and has responsibility for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy, effectively free floating the Rupiah against other currencies. Since that date, the Rupiah has depreciated significantly against world currencies.
During the past 25 years, the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp415 to Rp623 to the U.S. Dollar; in March 1983, when the rate went from Rp703 to Rp970 to the U.S. Dollar; and in September 1986, when the rate went from Rp1,134 to Rp1,644 to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward against the U.S. Dollar by approximately 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2009, the average rate of Rupiah to the U.S. Dollar was Rp10,398 with the highest and lowest rates being Rp12,065 and Rp9,293, respectively.
TAXATION
The following summary of Indonesian and U.S. federal income tax matters contains a description of the principal Indonesian and U.S. federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. Investors should consult their tax advisors about the Indonesian and U.S federal, state and local tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock.
Indonesian Taxation
The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia at the most 183 days within 12 month period, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends
Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is able to comply with the following strict requirements: (i) the recipient of the income is the beneficial owner of the dividends, (ii) the recipient of the income must have submitted a specific form set by the Indonesian Tax Office acting as a Certificate of Residency (the “Certificate of Residence”) that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident; and (iii) the recipient of the income does not misuse the tax treaty as set out in the provision on the prevention of misuse the tax treaty. (the “Certificate of Residence”). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.
Capital Gains
The sale or transfer of Common Stock through IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.
Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a Decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or the Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide a specific form set by the Indonesian Tax Office acting as a Certificate of Residence that is completed by the recipient of the income and validated by the competent authority of the country where the recipients are resident to the buyer or the Company and to the Indonesian Tax Office that has jurisdiction over the buyer or the Company (if the buyer is a non-resident taxpayer).
In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a a specific form set by the Indonesian Tax Office acting as a Certificate of Residence that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident.
Stamp Duty
Any documents that are prepared in the transactions in Common Stock in Indonesia, which documents will be used as evidence in Indonesia, are subject to stamp duty of Rp6,000. Generally, the stamp duty is due at the time the document is executed.
Certain U.S. Federal Income Tax Considerations
Pursuant to requirements relating to practice before the Internal Revenue Service, any tax advice in this communication (including any attachments) is not intended to be used, and cannot be used, for the purpose of (i) avoiding penalties imposed under the U.S. Internal Revenue Code, or (ii) promoting, marketing, or recommending to another person any tax-related matter.

The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Common Stock by U.S. Holder’s (as defined below) that hold their ADSs or Common Stock as “capital assets” (generally, property held for investment) under section 1221 of the U.S. Internal Revenue Code (the “Tax Code”). This summary is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.
This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or Common Stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any U.S. federal estate and gift tax considerations, or state, local, or non-U.S. tax considerations. Each holder is urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of their investment in the ADSs or Common Stock.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or Common Stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the U.S. or any state or the District of Columbia; (iii) any entity created or organized in or under the laws of any other jurisdiction if treated as a domestic corporation pursuant to the Tax Code; (iv) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (v) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Tax Code.
If a partnership (or other entity treated as a “tax transparent” entity for U.S. tax purposes) is the beneficial owner of ADSs or Common Stock, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend upon the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying Common Stock represented by the ADSs.
Threshold PFIC Classification Matters
A non-U.S. corporation, such as the Company, will be treated as a “Passive Foreign Investment Company” (a “PFIC”), for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on the Company’s 2009 income and assets, the Company does not believe that it should be classified as a PFIC for 2009. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that the Company is not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Stock” is written on the basis that the Company will not be classified as a PFIC for U.S. federal income tax purposes.
Dividends
Any cash distributions paid by the Company out of earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a U.S. Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Note that as from January 1, 2011, dividends from a qualified foreign corporation will be treated as ordinary income with a maximum tax rate of 39.6% for non-corporate recipients of dividends received after the end of 2010. A non-U.S. corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the U.S. There is currently a tax treaty in effect between the U.S. and Indonesia which the Secretary of Treasury has determined is satisfactory for these purposes and the Company believes it should be eligible for the benefits of the treaty. Additionally, because the ADSs are listed on the NYSE, an established securities market in the U.S., they are considered readily tradable on that exchange.

The amount of any cash distribution paid in Rupiah should equal the U.S. Dollar value of such Rupiah on the date of receipt of the distribution, regardless of whether the Rupiah are actually converted into U.S. Dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Rupiah generally will be U.S. source ordinary income or loss. Dividends received on the ADSs or Common Stock will generally not be eligible for the dividends received deduction allowed to corporations.
Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Common Stock. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.
Sale or Other Disposition of ADSs or Common Stock
A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Common Stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss is subject to limitations.
Passive Foreign Investment Company (“PFIC”) Considerations
If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or Common Stock and (ii) any “excess distribution” paid on ADSs or Common Stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder will be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if the Company becomes classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Company is or becomes classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.
Backup Withholding Tax and Information Reporting Requirements
U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain no corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ordinary shares made within the U.S. or by a U.S. payor or U.S. middleman to a holder of ordinary shares (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or Common Stock within the U.S. or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent for years through 2010.
The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s regular U.S. federal income tax liability or, if in excess of such liability, refunded by the Internal Revenue Service (“IRS”) if a timely refund claim is filed with the IRS. Copies of any information returns or tax returns for claims for refund filed by non-U.S. Holders with the IRS may be made available by the IRS, under the provisions of a specific treaty or other agreement providing for information exchange, to the taxing authorities of the country in which a non-U.S. Holder resides.

CORPORATE GOVERNANCE
We are subject to Bapepam-LK and SEC regulations. In addition, we implement and strive to uphold corporate governance policies and practices based on international best practices as well as the Indonesian Code of Good Corporate Governance (“Good Corporate Governance”) published by the National Committee on Governance in Indonesia. As a listed company, we believe that good corporate governance is more than compliance with requirements; rather, it is a duty that we take on ourselves to act in the best interest of our shareholders and stakeholders as we sustain our growth in a highly competitive communications and information industry.
Our achievement in good corporate governance is may be seen, in part, by the awards we have received. These include:
•	the “Most Trusted Companies based on Corporate Governance Perception Index Assessment” and “Trusted Company based on Investor and Analyst’s Assessment Survey” from the Indonesian Institute of Corporate Governance (IICG) in cooperation with SWA magazine (December 2009); and

•	the “Best Good Corporate Governance — Non Financial Sector” by Business Review magazine and the Indonesian Institute for Corporate Directorship (IICD), (May 2009).
To maintain transparency, accountability, independence and fairness, our management and the BoC work to develop, implement and improve structures and procedures that will ensure good corporate governance. We are committed to implementing good corporate governance consistently so that we can offer the best possible service to our customers and continue to hold the trust of our shareholders and stakeholders.
A comprehensive policy statement, intended to further improve our good corporate governance, is set forth in the Decree of our BoD No. 29 of 2007. This policy includes provisions on governance to ensure that each transaction carried out by us, whether internal or external, is conducted in an ethical manner and in accordance with best corporate governance practices. The key aspects that our BOD identified and which form the backbone of our corporate governance program are:
•	sound business ethics;

•	effective work policies and procedures;

•	the application of risk management policies and procedures;

•	sound internal supervision and controls policies and procedures;

•	leadership and clear duties and responsibilities, with attention to the principles of accountability and segregation of duties;

•	empowering our human capital to enhance their capabilities and competencies;

•	the management of our Performance Management System; and

•	incentives for exemplary conduct, balanced with appropriate enforcement in the event of violations.
As a company that is listed on the NYSE, we comply with relevant provisions of the Sarbanes Oxley Act of 2002 (“SOA”) and rules promulgated under the SOA. There are several provisions of SOA that apply to us, in particular, those under (i) SOA Section 404, that requires our management to be responsible for establishing and maintaining adequate internal control over financial reporting (“ICOFR”), in order to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. We and our subsidiaries undergo an annual assessment and audit of the effectiveness of the design and application of ICOFR, which is integrated with the audit of the financial statements (ii) SOA Section 302, that requires our management to be responsible for establishing, maintaining and evaluating the effectiveness of our disclosure controls and procedures, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A description of our management’s assessments of ICOFR disclosure controls and procedures and related disclosures are at “Controls and Procedures”. We are also subject to SEC and Bapepam-LK rules on independence of audit committee members.
TELKOM’S GOOD CORPORATE GOVERNANCE STRUCTURE
Achieving good corporate governance is an essential part of our efforts to make us highly competitive and to ensure our sustainability, as expressed in our vision, “to become a leading InfoComm company in the region.” We have thus designed and implemented our good corporate governance policies to help accomplish our vision and mission and ensure our sustainability.
Our determination to implement good corporate governance is demonstrated by our good corporate governance framework

As a publicly traded company, we know that our stakeholders and shareholders expect and require us to carry out our transactions, both internal and external, in compliance with applicable laws, policies, procedures and best practice. Our investors, the government and regulator, the business community and the financial community also expect the same of us.
The implementation of good corporate governance is effected primarily through:
•	Annual general meetings of shareholders;

•	Our BoC;

•	Our BoD;

•	Our committees; and

•	Our corporate secretary.
Our implementation of good corporate governance is reflected in, among others:
•	the implementation of the duties and responsibilities of the BoC and the BoD, including their support structures and committees;

•	the application of risk management based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Enterprise Risk Management;

•	the application of the internal control systems based on the COSO Internal Control framework;

•	the disclosure on the effectiveness of ICOFR by the CEO and Director of Finance in the form of a management statement that is based on an independent evaluation by the internal auditor;

•	the assessment of the external auditor on the effectiveness of our internal controls and financial reporting; and

•	performance evaluation and accountability through our Performance Assessment System.

GOOD CORPORATE GOVERNANCE ORGANIZATION
GENERAL MEETING OF SHAREHOLDERS
The AGMS and EGMS constitute our highest governance body. These are the primary forums through which shareholders exercise their rights and authority over our management.
Every shareholder is entitled to receive comprehensive explanations and accurate information on all matters to be considered at the AGMS so that they can participate in the decision-making process in a meaningful manner. We also protect the shareholders’ rights so that they can be exercised in accordance with our Articles of Association and prevailing laws. All shareholders of our Common Stock are treated equally on basis that they have equal standing as owners. The Government, our controlling shareholder, is aware of its responsibility when exercising its influence over management in voting sessions or on other matters.
At the AGMS and EGMS, shareholders exercise their rights in person or by proxy. These rights include: the election and termination of the BoC and the BoD; setting the amount of remuneration and benefits of members of the BoC and BoD; evaluating our performance during the fiscal year under review, deciding on the use of our profits, setting and distributing dividends; and considering amendments to our Articles of Association. The AGMS also has the authority to approve the Annual Report. The Government, as holder of the Series A Dwiwarna stock, is given exclusive rights to approve mergers, acquisitions and divestment, or to liquidate our Company based on decisions of the AGMS or EGMS. The AGMS must be held once a year, while an EGMS can be convened at any time, as needed.
We held our most recent AGMS on June 12, 2009, in Jakarta. It was attended by our controlling shareholders and holders of Common Stock representing 16,870,942,248 shares or 85.77% of all shareholders with valid voting rights. The meeting resolved the following:
1.	to approve our Annual Report for fiscal year 2008, including the BoC Supervisory Report;

2.	to ratify our audited financial statements for fiscal year 2008 and the Partnership and Community Development Program (Program Kemitraan dan Bina Lingkungan), and the release and discharge of members of the BoC and the BoD;

3.	to appropriate our net income of Rp10,619 billion from fiscal year 2008;

4.	to set the remuneration (salary and bonus) for the members of the BoD and the BoC for fiscal year 2009;

5.	to appoint KAP Haryanto Sahari & Rekan (since March 8, 2010 is named KAP Tanudiredja, Wibisana & Rekan, a member firm of PricewaterhouseCoopers global network), independent auditor to audit our financial statements for fiscal year 2009, including audit of ICOFR, and to appoint an independent auditor to audit the financial statements of the Partnership and Community Development Program for fiscal year 2009;

6.	to approve the extension of the term of BoC members Tanri Abeng as President Commissioner and Arif Arryman and P Sartono as Independent Commissioners until the fiscal year 2009 AGMS; and

7.	to accept Minister of State Owned Enterprise Regulation No. PER05/MBU/2008 dated September 3, 2008 regarding General Guidance for the Procurement of Goods and Services for State-Owned Enterprise.
BOARD OF COMMISSIONERS
The BoC led by the President Commissioner, is responsible for supervising the BoD’s management of our Company. In carrying out its duties, the BoC is supported by several committees.
The BoC does not have the authority to carry out the day-to-day management functions of our Company, except in emergency situations. The current BoC consists of one Chairman and four Commissioners, two of whom are independent. Profiles of BOC members may be found on page 177.
Meetings of the BoC must be held at least once a month at any time deemed necessary by one or more member of the BoC, or at the written request of one or more shareholders holding at least one-tenth of our outstanding Common Stock. The quorum for all BoC meetings is more than one-half of the total number of Commissioners then represented in person or by proxy granted to another Commissioner at such meeting.
Decisions at a meeting of the BoC require unanimous votes. If consensus cannot be reached, a decision will be made by the affirmative vote of a majority of the members of the BoC present or represented at the meeting. In the event of a tie, the proposed resolution shall be deemed to have been rejected.

Coordination meetings, between the BoC and the BoD, are held once every two weeks.
Scope and Responsibility of the Board of Commissioners
The BoC is responsible for supervising the BoD’s management of our Company, including the planning and development, operations and budgeting, compliance with our Articles of Association and implementing the decisions of the AGMS. The BoC is obliged to carry out its duties and responsibilities in accordance with our Articles of Association, AGMS or EGMS decisions and applicable laws and regulations.
The BoC is also responsible for advising the AGMS on financial reporting, business development, appointment of auditors, and other important matters. In addition, the BoC is required to conduct reviews of our work plan and budget, keep abreast of our progress, and, if there is any sign of trouble, to immediately request the BoD to notify the shareholders and provide recommendations on measures for mitigation.
Another key responsibility of the BoC is to ensure that our corporate governance program is properly maintained.
The BoC is assisted by the BoC Secretary as well as the following committees:
a.	the Audit Committee;

b.	the Nomination and Remuneration Committee; and

c.	the Planning and Risk Evaluation and Monitoring Committee
If necessary, the BoC will seek advice and assistance from professional advisors.

Commissioners	Appointment and related activities
Tanri Abeng (President Commissioner)	In addition to serving as President Commissioner, he chairs the Nomination and Remuneration Committee

P. Sartono (Independent Commissioner)	He is also a member of the Audit Committee and the Planning and Risk Evaluation and Monitoring Committee, as well as being Secretary to the Nomination and Remuneration Committee.

Arif Arryman (Independent Commissioner)	He is also Chairman of the Audit Committee and serves as a member of the Planning and Risk Evaluation and Monitoring Committee

Mahmuddin Yasin (Commissioner)	He also chairs the Planning and Risk Evaluation and Monitoring Committee and serves as a member on the Nomination and Remuneration Committee

Bobby A.A. Nazief (Commissioner)	He is also Vice Chairman of the Planning and Risk Evaluation and Monitoring Committee and a member of the Audit Committee
The BoC is assisted by a BoC Secretary, Mr. Yuki Indrayadi, whose main function is to ensure that the BoC’s duties are all in accordance with the applicable laws and regulations. Yuki Indrayadi, who has extensive experience in capital market and corporate planning, holds a bachelor’s degree in Industrial Engineering from the Bandung Institute of Technology (ITB), a Master’s degree and Doctor of Philosophy (Ph.D.) in Engineering from Katholieke Universiteit Leuven, Belgium. He was appointed as the BoC Secretary on October 1, 2008. The BoC’s business address is Grha Citra Caraka Building, 5th Floor, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.

BOARD OF DIRECTORS
Directors are elected and dismissed by shareholders. To be elected, candidates be nominated by the Government as holder of the Series A Dwiwarna Share. The term of office for each Director is five years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday subject to the right of shareholders at an AGMS or an EGMS to discharge a director at any time before the expiration of his/her term of office.
As of December 31, 2009, the BoD consists of eight Directors:
•	Rinaldi Firmansyah, President Director (“CEO”);

•	Sudiro Asno, Finance Director (“CFO”);

•	Faisal Syam, Human Capital & General Affairs Director;

•	I Nyoman G Wiryanata, Consumer Director;

•	Ermady Dahlan, Network & Solution Director (Acting “COO”);

•	Arief Yahya, Enterprise & Wholesale Director;

•	Indra Utoyo, IT & Supply Director (“CIO”); and

•	Prasetio, Compliance & Risk Management Director.
The BoD’s main responsibility is to lead and manage our operations and control and manage our assets under the supervision on the BoC.
Subject to our Articles of Association and the applicable laws, the BoD has the right and authority to act on our behalf and to represent us , including in a court of law, on any matter and for any event and to bind us with another party. Our BoD meetings are chaired by the President Director. In case our President Director is unavailable or absent for any reason, the meeting will be chaired by our Vice President Director or, if he is not present by a member of the BoD appointed by the meeting.
A BoD meeting may be held at any time deemed necessary at the request of one or more members of the BoD, at the request of the BoC or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding shares of Common Stock. Actions taken at a BoD meeting shall be valid and binding if more than half of the members of the BoD are present or represented legally in the meeting. Each BoD member who is present at the meeting shall be entitled to cast one vote (and one vote for each member of the BoD whom he represents).
The decisions of the BoD meeting shall be reached by consensus through deliberation. If this fails, the decision shall be passed by voting based on the majority votes by BoD members cast in the meeting.
Scope and Responsibility of the BoD

1.	President Director

Scope and responsibility:
a.	To lead and manage us in line with our goals and objectives;

b.	To always seek ways to improve our efficiency and effectiveness;

c.	To maintain and manage our assets; and

d.	To take responsibility for our management and ownership, including agreements with third parties.

2.	Finance Director

Scope and responsibility:
a.	To implement corporate functions related to the Finance Directorate; and

b.	To carry out a centralized financial function, including managing financial operations in all business units, through the finance center and assuring control in all investments in subsidiary companies.

3.	Director of Human Capital & General Affairs

Scope and responsibility:
a.	To manage the Directorate of Human Capital and General Affairs; and

b.	To manage human resources in all business units through the Human Resources Center and ensuring control in other units of Corporate Services, Support Services and Enterprise Service that includes: Human Resources Center (“HR Center”), Learning Center (“LEC”), Management Consultant Center (“MCC”), Community Development Center (“CDC”), pension funds and institutions.

4.	Director of Network & Solution

Scope and Responsibility:
a.	To manage operations and carry out infrastructure management and services in the area of network and solutions; and

b.	Responsible for managing other business units including the Telecommunications Infrastucture Division, and support services such as Research & Development Center (“RDC”), Maintenance Service Center (“MSC”), and Supply Center (“SUC”).

5.	Director of Consumer

Scope and responsibility:
a.	To carry out the management function of providing delivery channels and customer service for the consumer business; and

b.	To manage the delivery channel and customer service for business, which including other units such as the TELKOM Flexi Division (“DTF”).

6.	Director of Enterprise & Wholesale

Scope and responsibility:
a.	To implement the management function in the area of delivery channels and customer service for the Directorate of Enterprise and Wholesale; and

b.	To carry out the delivery channel and customer service for Corporate and Wholesale business, which include units such as the Enterprise Service Division (“DIVES”) and Carrier and Interconnection Services Division (“CIS”).

7.	Director of Information Technology & Supply

Scope and responsibility:
a.	To manage information technology and supply management in the Directorate of Information Technology and Supply; and

b.	To manage the Information Service Center, Supply Center and Multimedia Division.

8.	Director of Compliance & Risk Management

Scope and responsibility:
a.	To manage compliance, legal and risk management in the Directorate of Compliance and Risk Management; and

b.	To manage the company’s legal compliance and risk management unit.
COMMITTEES AND SUPPORTING UNITS
COMMITTEES OF THE BOARD OF COMMISSIONERS
The Audit Committee
The Audit Committee operates under the mandate of the Audit Committee Charter (as amended by Commissioner Decision No. 20 KEP/DK/2006 on September 11, 2006). The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with the Bapepam-LK and SEC requirements and other relevant regulations. No amendments were made to the Audit Committee Charter during 2009.
The Audit Committee Charter outlines the Committee’s purpose, function and responsibilities. According to the Charter, the Audit Committee is responsible for:
—	overseeing our financial reporting process on behalf of the BoC;

—	making recommendations to the BoC, regarding our external auditor. The final appointment is subject to our shareholders’ approval;

—	reviewing the overall scope and plans of both audit and non-audit work with our internal and external auditors before the work is carried out;

—	discussing our consolidated financial statements and the adequacy of our internal controls over financial reporting (“ICOFR”);

—	meeting on a regular basis with our internal and external auditors, without management, to discuss the results of their examinations, their evaluation of our internal controls and the overall quality of our financial reporting; and

—	carrying out additional tasks that are assigned by the BoC, especially on matters related to finance and accounting, as well as any obligations as imposed by SOA.

Under Indonesia Bapepam—LK rules for audit committee, our audit committee must consist of at least three members, one of whom must be an Independent Commissioner, who must also chair the audit committee, while the other two members must be independent parties, at least one of whom have accounting and/or finance expertise. In order to be considered independent under the prevailing Indonesian rules, external members of the Audit Committee:
(a)	may not be associated with any Indonesian registered public accountant that has provided audit and/or non-audit services to us within one year prior to his appointment to the Audit Committee;

(b)	may not have been employed by us within one year prior to his appointment to the Audit Committee;

(c)	may not own, directly or indirectly, any of our shares; and

(d)	may not have any business relationship that relates to ours businesses.
As of December 31, 2009, the Audit Committee consisted of seven members: (i) Mr. Arif Arryman (the Chairman); (ii) Mr. Salam (Secretary); (iii) Mr. P Sartono (an Independent Commissioner); (iv) Mr. Bobby A.A. Nazief (Commissioner); (v) Mr. M. Ghazali Latief; (vi) Mr. Sahat Pardede; and (vii) Mr. Jarot Kristiono. Due to tenure limitation for Audit Committee member in accordance to Indonesian capital market regulation, Mr. M Ghazali Latief ended his term as the member of the Audit Committee as of March 1, 2010.
Brief profiles of each member of the Audit Committee are provided bellow:
•	Arif Arryman — Chairman/Member

Mr. Arryman is the chairman of the Audit Committee and is responsible for directing, coordinating and monitoring the execution of the duties of each member of the Audit Committee.
•	Salam — Secretary/ Member

Mr. Salam is a certified accountant and has experience in auditing, accounting, and finance. Between 1974 and 1989, he was an employee of the Financial and Development Supervisory Board, AVP of the Business Development Division of PT Rajawali Wirabhakti Utama, Head of the Corporate Control Unit of PT Pabrik Rokok Cap Bentoel and Finance Director of PT Telekomindo Primakarya. He holds a degree in accounting from the Institut Ilmu Keuangan in Jakarta.

Mr. Salam’s main duties are to facilitate the execution of duties by the Audit Committee members, manage correspondence, prepare documents, report on charter updates and committee work and coordinate the independent auditor selection process.
•	P. Sartono — Member

Mr. Sartono is in charge of supervising and monitoring our corporate governance and keeping current with capital market regulations and other laws relating to our operations.
•	Bobby A.A. Nazief — Member

Mr. Nazief is in charge of supervising and monitoring our information technology.
•	Sahat Pardede — Member

Mr. Pardede is a certified public accountant and a Managing Partner in the Public Accounting Firm of Ghazali, Sahat & Associates. He has considerable experience and expertise in auditing and possesses extensive knowledge of financial accounting and internal control under SOA Section 404. From 1981 to 2000, he was employed at the Finance and Development Supervisory Board. He graduated in accounting from Sekolah Tinggi Akuntansi Negara (STAN) in Jakarta and holds a Masters Degree in Business Administration from Saint Mary’s University in Halifax, Canada.

Mr. Pardede’s primary duty is to supervise and monitor the integrated audit process and consolidated financial reporting, including the implementation of financial accounting standards and the effectiveness of ICOFR.
•	Jarot Kristiono — Member

Prior to becoming a member of TELKOM’s Audit Committee, Mr. Kristiono headed the Internal Control Unit of PT Koneba Persero, a state-owned energy company, served as AVP Internal Control of the Indonesian Bank Restructuring Agency (BPPN) and as AVP for Internal Control in Panin Bank, Jakarta. He graduated in civil technical engineering from the Bandung Institute of Technology and holds a Masters Degree in Accounting Management from the University of Indonesia in Jakarta.

Mr. Kristiono is primarily responsible for exercising supervision and monitoring over the effectiveness of internal controls, including the supervision and monitoring of report handling.

The Audit Committee may engage an independent counsel or other professional advisers to assist in carrying out its functions. In addition, the Audit Committee may receive and manage complaints and other duties assigned by the Commissioners.
Audit Committee Financial Expert
The BoC has determined that Mr. Sahat Pardede, a member of our Audit Committee, qualifies as an Audit Committee Financial Expert as defined in Item 16A of Form 20-F and is also an “independent” member, as defined in Rule 10A-3 under the Exchange Act. Mr. Pardede has been a member of our Audit Committee since February 2004. Prior to his appointment as a member of our Audit Committee, Mr. Pardede practiced, and is currently practicing, as a Certified Public Accountant in Indonesia and has provided auditing services and other financial services to numerous private companies and public institutions. He is also a member of the Indonesian Institute of Certified Public Accountants.
Exemption from the US Listing Standards for Audit Committees
In accordance with Indonesian law, we have a two-tier board structure, consisting of a BoC and a BoD. The executive management functions are carried out by the BoD, while the principal statutory duties of the BoC are to supervise the policies of the BoD in the operation and management of the Company and to give advice to the BoD.
Under the Bapepam-LK rule on audit committees, our audit committee must consist of at least three members, one of whom must be an Independent Commissioner and serve as chairman of the audit committee, while the other two members must be independent parties of whom at least one such party shall have accounting and/or finance expertise.
We rely on the general exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to the composition of our Audit Committee. We believe that our reliance on this exemption does not materially or adversely affect the ability of the Audit Committee to act independently. We believe that the intent of the provision requiring that each member of the audit committee be a member of the BoD or BoC, as applicable, and to be otherwise independent, is to ensure that the audit committee is independent from influence by management and provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Bapepam-LK Audit Committee Rule requires that each member of the audit committee be independent. The Bapepam-LK Audit Committee Rule goes on to require that at least two of the members, the external independent members, be independent not only of the management but also of the BoC and BoD and our Company as a whole. We therefore believe that the standard established by the Bapepam-LK Audit Committee Rule is at least equally effective in ensuring the ability of the Audit Committee to act independently.

Report of the Audit Committee
The following is a summary of the activities of Audit Committee in 2009:
Auditor Independency
With our independent registered public accounting firm (PwC), the Committee reviewed its judgments regarding the quality, and not just the acceptability, of our accounting principles and such other matters that are required to be discussed with the Audit Committee according to the statement on Auditing Standards No. 61, as amended (AU Section 380), as adopted by the US Public Company Accounting Oversight Board, the rules of the Bapepam-LK, the SOA and other applicable regulations. In addition, the Audit Committee held discussions with PwC regarding the firm’s independence from our management and our Company. The Committee obtained a letter from PwC that provides the disclosures required by PCAOB rule 3526 with respect to any relationship between PwC and us that in PwC’s professional judgment may reasonably be thought to bear on independence. PwC has discussed its independence with us, and has confirmed in its letter to us that, in its professional judgment, it is independent from us.
Integrated Audit
•	The Audit Committee reviewed management’s report on its assessment of the effectiveness of our ICOFR and PwC’s report on the effectiveness of our ICOFR. The Audit Committee discussed with both management and PwC regarding the significant deficiencies identified during the course of the assessment and the audit and management’s plan to remediate those control deficiencies.

•	The Audit Committee discussed with the Company’s internal auditors and PwC the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and PwC, both with and without management, to discuss the results of their examinations, their evaluations of our ICOFR, and the overall quality of our financial reporting.
The Committee also reviewed and discussed the audited consolidated financial statements and the related schedules in the Annual Report (Form 20-F) with our management. These discussions covered the quality and acceptability of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the consolidated financial statements. Management has confirmed to us that the financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.
Based on the reviews and discussions referred to above, the Audit Committee recommended to the BoC, and the BoC has approved that the audited consolidated financial statements and related schedules and management’s assessment of the effectiveness of our ICOFR be included in our Annual Report on Form 20-F. The BoC has approved this.
Whistleblower
•	The Committee managed whistleblower procedures regarding accounting, internal controls and auditing matters, including procedures for confidential, anonymous submission by employees of any concerns regarding questionable accounting or auditing matters in accordance with Rule 10A-3(b)(3) of the Exchange Act.

•	With regard to enterprise risk management, the Committee monitored and supervised fraud and financial reporting risks that would have a material effect on financial statements.
In 2009, the Audit Committee met 25 times. These meetings were held in accordance with the provisions of the Audit Committee Charter and in such a manner so as to facilitate the carrying out of the duties and responsibilities for each member and for the Audit Committee. The number of meetings and attendance level are as follows:

	Number of	Meetings	% of
Name	Meetings	Attended	Attendance

Arif Arryman	25	21	84%
Salam	25	25	100%
P. Sartono	25	20	80%
Bobby A.A. Nazief	25	20	80%
M. Ghazali Latief	25	24	96%
Sahat Pardede	25	24	96%
Jarot Kristiono	25	25	100%

Jakarta, March 1, 2010
Arif Arryman
Chairman of Audit Committee

The Nomination and Remuneration Committee
The Nomination and Remuneration Committee was formed based on BoC decree No. 003/KEP/DK/2005 dated April 21, 2005 regarding the Formation of the Nomination and Remuneration Committee.
The objective of the Nomination and Remuneration Committee is to establish, administer and enforce good corporate governance principles in the nomination process for strategic management positions and in the determination of BoD remuneration. The duties of the Nominations and Remuneration Committee are to:
•	devise a nomination and selection system for strategic positions within the Company, referring to good corporate governance principles, i.e. transparency, accountability, responsibility, fairness, and independency;

•	assist the BoC in selecting candidates for strategic positions in the company, i.e. positions one level under the Directors, as well as the of the Directors and Commissioners within a consolidated subsidiary that contributes 30% or more of the Company’s consolidated revenue, i.e. PT Telkomsel. Exclusively for Telkomsel, the Committee’s recommendation is passed on to shareholders of the Series A Dwiwarna Shares; and

•	formulate a remuneration system for the Directors based on fairness and performance.
On December 31, 2009, the Nomination and Remuneration Committee consisted of three members as follows:
•	Tanri Abeng — Chairman/Commissioner

Mr. Abeng is the Chairman of the Nomination and Remuneration Committee and is responsible for directing and coordinating the implementation of the duties of the Committee.
•	P. Sartono — Independent Commissioner & Secretary

Mr. Sartono is the Secretary as well as a member of the Committee, and is responsible for preparing and managing the documentation of the Committee, as well as coordinating nomination and remuneration issues with the management and independent external parties.
•	Mahmuddin Yasin — Commissioner

Mr. Yasin is a Committee member and is responsible for coordinating input from the majority shareholder related to nomination and remuneration issues.

Report of the Nomination and Remuneration Committee
The following is a summary of the activities of Nomination and Remuneration Committee in 2009:
Nomination
This Committee operated under the authority of the Board of Commissioner’s decree No. 004/KEP/DK/2005 dated July 12, 2005 regarding appointment of strategic positions in the company, i.e.:
•	To fill a position one level under the Directors in the Company and Directors of Subsidiaries, BoD should consult with the Board of Commissioners; and

•	In line with the Articles of Association of the Company, to fill the position of Directors and Commissioners within a consolidated subsidiary, that contributes a consolidated revenue of 30% or more, The BoD should obtain agreement from the BoC. Before the written agreement is determined, our Commissioners representing shareholders of Dwiwarna Series A Share are obliged to consult with the shareholders of Series A Dwiwarna Share, one month in advance.
During 2009, the Committee provided input regarding nominations for several strategic positions, including two Directors of PT Telkomsel, the Executive General Manager of the Telecommunication Infrastructure Division, Enterprise Service Division, Access Division, TELKOM Flexi Division, and the Senior General Manager of Maintenance Service Center.
Remuneration
In 2009, the Committee took the initiative to discontinue the scheme of quarterly incentives for the BoC and BoD, reasoning that such incentives should more appropriately be part of an annual bonus. In addition, the Committee also formulated a revision on the provision of the post employment compensation scheme to BoC and BoD which was reported at the AGMS held on June 20, 2008. The revision reduced the amount of post employment compensation for each member of the BoC and BoD. The implementation of both the incentive initiative and the post employment compensation revision, reflected the awareness of the BoC and BoD that the state of the global economy in 2009 might affect our performance and therefore had to be anticipated by increasing cost efficiencies starting with the BoC and BoD themselves.
During 2009, the Nomination and Remuneration Committee met 15 times.

	Number of		% of
Name	Meeting	Attendance	Attendance
Tanri Abeng	15	15	100%
P. Sartono	15	15	100%
Mahmuddin Yasin	15	12	80%
Jakarta, February 10, 2010
Tanri Abeng
Chairman of Nomination and Remuneration Committee

The Planning and Risk Evaluation and Monitoring Committee
The Planning and Risk Evaluation and Monitoring Committee or “PREMC” (previously the Planning and Risk Assessment Committee) was formed based on BoC Decree No. 02/KEP/DK/2009/RHS dated February, 26, 2009 which is an amendment of the Charter stipulated by BoC decree No. 06/KEP/DK/2006 dated May 19, 2006.
The objective of the PREMC is to review our long-term plans, as well as annual business budget plans and then make recommendations to the BoC. This committee is also responsible for supervising and monitoring the implementation of our business plans. In so doing, the committee provides comprehensive reviews and inputs to assist the BoC in overseeing the execution of our corporate plans, budget disbursement for capital expenditure and the implementation of enterprise risk management within the Corporation.
The duties of the PREMC are to:
•	deliver an evaluation report on the Long-Term Corporate Planning (Corporate Strategic Scenario or “CSS”) and the Annual Business Budget Plan (Rencana Kerja Anggaran Perusahaan or “RKAP”) proposed by the Directors according to the schedule determined by the BoC;

•	deliver evaluation reports to the BoC regarding the execution of both CSS and RKAP and the implementation of enterprise risk management;

•	provide recommendation to assist the BoC in approving the CSS and RKAP;

•	provide recommendation on risk management measures; and

•	uphold corporate confidentiality according to the stipulated provisions.
As of the date of this report the PREMC consisted of eight members.
•	Mahmuddin Yasin — Chairman/Member

Mr. Yasin is the Chairman of PREMC and is responsible for directing, coordinating and monitoring the execution of the duties of all the Committee members.
•	Bobby A.A. Nazief — Deputy Chairman/ Member

Mr. Nazief is the Deputy Chairman of the PREMC, and, together with the PREMC Chairman, is responsible for providing direction as well as coordinating and monitoring the execution of the duties of the members of the Committee. He is also tasked with supervising and monitoring the achievement of the Annual Business Budget Plan (RKAP) and the realization of CAPEX, as well as supervising and monitoring the Company’s transformation into a new wave business.
•	Ario Guntoro — Secretary/Member

Mr. Guntoro’s duties include coordinating the implementation of all tasks of the Committee and scheduling the implementation of the Committee’s work, while his principal task is the evaluation and monitoring of the fullfilment of the Corporate Strategic Scenario and CAPEX. Mr. Guntoro is a professional with experience in the finance, investment and banking industries. After working in the national private banking sector from 1994 to 1999, as a corporate officer and Branch Manager, he worked for the national Indonesian Bank Restructuring Agency (BPPN) from 1999 to 2004, eventually becoming the Assistant Vice President of the HIPA Division, and prior to joining the PREMC in 2004 he was a special advisor at PT (Persero) PPA. Mr. Guntoro received a degree in economics from Gadjah Mada University in 1993.
•	P. Sartono — Member

Mr. Sartono is responsible for supervising and monitoring the company’s corporate governance and monitoring compliance with the regulations governing the Company’s business activities, specifically regarding the implementation of the company’s work programs and long-term corporate planning.
•	Arif Arryman — Member

Mr. Arryman is responsible for supervising and monitoring the implementation of corporate policies related to the development of the business of the Company’s subsidiaries and facilitating business growth through mergers and acquisitions.
•	Adam Wirahadi — Member

Mr. Wirahadi’s principal duties are to monitor the implementation of good corporate governance, including compliance with the legal and regulatory obligations, assessing the impact of regulations on the company’s activities, monitoring the implementation of enterprise risk management and reviewing compliance aspects of the Committee’s output and decisions of the BoC.

Before joining the PREMC in 2003, he worked for Indonesia’s Ministry of Finance (1999-2000), for an NGO working in the field of good governance as a researcher (2001-2003) and for a business environment consultancy firm as a regulatory analyst (2001-2003). He was also an expert advisor at the National Parliament (DPR RI) from 2001 to 2002 and was involved in formulating legislation at the Ministry of Trade (2001) and the Office of the State Minister for the Empowerment of State Apparatus (2002). He received degrees in Economics and

Accounting (1998) and Law (2007) from the University of Indonesia.

•	Widuri Meintari Kusumawati — Member

Ms. Kusumawati’s main task is to evaluate the proposals in the RKAP proposed by the management and to monitor their achievement as well as to monitor the growth of the subsidiaries’ business.

Before joining the PREMC in 2004, she worked at the Ministry of Finance (2000-2003) and for a domestic private bank (2003-2004). She graduated from Gajah Mada University in 2000 with a degree in Economics and Accounting.
•	Rama Kumala Sari — Member

Ms. Sari’s principal duties are to monitor and evaluate the legal aspects of the Company’s strategic corporate actions and to monitor development of any legal cases in which the Company is involved, as well as other tasks related to the Committee’s reporting. Prior to joining the PREMC in 2006, Ms. Sari was on the staff of the BoC since 2004. She holds a Law Degree from Padjadjaran University (2004) and a Masters Degree in Notarial Law from Gadjah Mada University (2009).
All of the members of the Planning and Risk Evaluation and Monitoring Committee (except for Mr. Yasin, Mr. Nazief, Mr. Arryman and Mr. Sartono) are independent external members.

Report of the Planning and Risk Evaluation and Monitoring Committee
During 2009, the PREMC exercised supervision and monitoring over the implementation of the RKAP 2009, the implementation of capital expenditure budgeted in the RKAP 2009, management performance, analysis of investments in our subsidiaries, and the implementation of the current CSS and the proposed CSS 2010-2014. The PREMC undertook a comprehensive evaluation of the RKAP 2009 and proposed the RKAP 2010, as well as monitoring the implementation of enterprise risk management.
Activities of the Planning and Risk Evaluation Committee in 2009:
a)	Corporate Strategic Scenario (“CSS”)

CSS 2010-2014 is the basis on which we develop our Corporate Annual Message (“CAM”) 2010 and RKAP 2010. Through the CSS 2010-2014, we introduced TIME (Telecommunication, Information, Media and Edutainment), our new portfolio business. During the preparation of the CSS 2010-2014, the PREMC and management held a series of meetings concerning a number of core issues, including: the CSS strategic objective; improving strategic initiative, setting business direction, and financial projections. For the CSS 2010-2014, the corporate level strategy was based on ten strategic initiatives, although its development was based on business level strategies. The committee also explored options for updating relevant macro assumptions, reviewed the CSS 2009-2013 programs, and improved the CSS structure by introducing gap analysis as well as corporate strategies and business direction gap analysis. The preparation of the CSS 2010-2014 also took into account external aspects such as the intensified competition among operators, lower global growth, and regulation that appears to in favor newcomers. Internal aspects that were considered included issues such as Capex deployment, the optimalization of the legacy network, and the organization structure.

At the implementation level, the PREMC monitored and evaluated the corporate transformation program, through several reports and meetings with the Project Management Office (“PMO”).

b)	Annual Budget Plan (“RKAP”)

To implement the RKAP 2010, the BoC instructed the BoD to implement a series of important steps, including to following:
•	maintaining the growth of our competitive position for our primary products and services;

•	increasing the new wave business to compensate for declining legacy business;

•	implementing non organic growth into adjacent businesses relating to the information, media and edutainment portfolio business;

•	controlling cost through cost competitiveness programs; and

•	optimizing financial management to manage our cash and cash reserve.
c)	Monitor the Implementation of Enterprise Risk Management (“ERM”)

PREMC activities on monitoring ERM implementation in 2009 included discussions on risk management and mitigation planning on the implementation of the RKAP 2009 and on risk aspects of the RKAP 2010.

d)	BoD actions that required BoC approval (“CA”)

During 2009, PREMC provided reviews for the following:
•	the BoD plan to dissolve PT Napsindo;

•	approval of acquisition plan for the Nirwana project;

•	a capital injection proposal to TII;

•	a capital injection proposal to Metra to develop new company in the portal business; and

•	a capital injection proposal to Metra for the acquisition of all shares owned by Elnusa in Infomedia.
During 2009, the Planning and Risk Evaluation and Monitoring Committee met 91* times.

	Total Number of Meetings 91				Meetings
Name	CSS	RKAP	ERM	CA	Attended	%
Mahmuddin Yasin	12	61	6	12	80	88
Bobby A.A. Nazief	12	61	6	12	85	93
Arif Arryman	12	61	6	12	65	71

	Total Number of Meetings 91				Meetings
Name	CSS	RKAP	ERM	CA	Attended	%
P. Sartono	12	61	6	12	85	93
Ario Guntoro	12	61	6	12	91	100
Adam Wirahadi	12	61	6	12	91	100
Widuri Meintari	12	61	6	12	91	100
Rama Kumala Sari	12	61	6	12	91	100

*)	This figure represents number of agenda items discussed by the PREMC in 2009, due to different record keeping maintained by the Committee
Jakarta, February 10, 2010
Mahmuddin Yasin
Chairman of the Committee for Planning and Risk Evaluation and Monitoring

COMMITTEES OF THE BOARD OF DIRECTORS
Our BoD is collectively responsible for our entire operation, including the creation of an internal control structure, ensuring the implementation of the internal audit function in every management activity and taking action that is based on the findings of the internal audit and is in accordance with the BOC’s policy and guidance. In so doing, our BoD is assisted by several executive committees.
The Executive Committees are formed by Directors and are required to determine or approve policies comprising initiatives. The Directors have formed eight executive committees. The authority of an Executive Committee member is attached to the position (ex officio) and cannot be delegated.
The Executive committees have the following rights and responsibilities:
—	to decide transactional agreement authority or business initiatives to accelerate the decision-making process in line with good corporate governance and prudential principles; and

—	to develop strategy, directions and policies with regard to business and risk management.
The chairs, deputy chairs and members of the executive committees are not independent, but are employees of TELKOM. In the performance of their functions, Executive Committees may call upon independent sources to assist them in their duties.
Committees that assist the Board of Directors
An Executive Committee is a committee formed by the Board of Directors through a Decree of the Board of Directors, which is given the authority to determine and approve policies and operational activities that require the approval of two or more Directors, or escalation of one or several Directors.
The Executive Committees related to the application of good corporate governance are:
a.	The Ethics & Human Capital Committee, which has the authority to approve and determine policies on human capital, the application and enforcement of good corporate governance, corporate ethics and employee discipline. This Committee is chaired by the President Director which members consist of the Director of Human Capital and General Affair, the Director of Finance, the Director of Risk and Compliance, and VP of Human Resource Policy or Vice President of Organizational Development.

b.	The Corporate Social Responsibility (CSR) Committee, which has the authority to approve and determine policies and operational activates related to CSR.

c.	The Regulation Committee, which has the authority to approve and determine proposals or draft regulations and the corporate position on regulatory issues.

d.	The Subsidiary Management Committee, which has the authority to:
1)	approve or determine strategic plans, direction and policy related to the management of the business and the management of risks in the subsidiaries;

2)	approve business transactions and/or initiatives related to the subsidiaries, in order to expedite the decision-making process by applying good corporate governance practices and prudential principles;

3)	approve proposed actions of the Board of Directors of a subsidiary that, according to the Articles of Association of the subsidiary must have prior written approval from the Company as the subsidiary’s shareholder;

4)	approve corporate actions planned by the subsidiaries, such as adding or reducing capital (new share issue/capital injection/equity call/divestment) in the subsidiaries, or mergers & acquisitions;

5)	approve items proposed for a subsidiary’s AGMS agenda that are submitted in writing by the Board of Directors, Board of Commissioners or shareholders who, according to the provisions of the Articles of Association of the subsidiary are entitled to propose items for the agenda of the AGMS of the subsidiary;

6)	approve the planned decisions of the AGMS of a subsidiary that will be conveyed by the deputy or proxy of the Company as a shareholder at the subsidiary’s AGMS, including decisions on the use of the subsidiary’s net profit, the components and amount of the remuneration and/or compensations awarded to the members of the Board of Directors and members of the Board of Commissioners of the subsidiary, which, according to the provisions of the Articles of Association of the subsidiary, require the approval of the Company as the shareholder, and

7)	conduct fit and proper tests on candidates for the Board of Directors and/or Board of Commissioners of the subsidiary who are from outside our Company.
e.	The Risk, Compliance and Revenue Assurance Committee, which has the authority to approve and determine policies/initiatives on risk management, including:
1)	determining our risk profile and risk appetite;

2)	determining policies on risk management and compliance;

3)	eliminating inefficient business processes, strengthening internal control and mitigating risks;

4)	supervising the effectiveness of Revenue Assurance; and

5)	recommending actions to prevent or rectify the potential for leaks in the revenue cycle.
Other executive committees that are not directly related to the application of good corporate governance are the Costing, Tariff, Pricing & Marketing Committee, the Treasury, Finance and Accounting Committee (“Treasury & Finance Committee”) and the Product, Infrastructure and Investment Committee (“ Investment Committee”).
INVESTOR RELATIONS /CORPORATE SECRETARY
Headed by a Vice President (VP) who is under the Finance Director, the Investor Relations/Corporate Secretary (IRCS) is responsible for relations between TELKOM and its shareholders and stakeholders. IRCS also supports management by providing reliable and accurate information on various matters related to compliance and good corporate governance. The VP of IRCS is a liaison officer who links the company and external parties, including shareholders/investors. The VP also assists the BOD with its affairs. Among the VP’s main functions are coordinating shareholder relations and the investor development program, improving the value of the company’s information, providing regular reports in compliance with capital market regulations and giving recommendations to the BOD regarding corporate actions. The current Vice President Investor Relations/Corporate Secretary is Agus Murdiyatno.
Mr. Murdiyatno, 40, joined the TELKOM group as Director and Chief Operating Officer of PT Sigma Cipta Caraka in June 2009. On November 1, 2009, he was appointed as Vice President Investor Relations / Corporate Secretary of our Company. He began his career as a financial auditor at the Supreme Audit Board of the Republic of Indonesia in 1990. In 1996, he joined Coopers & Lybrand’s Jakarta Office as Senior Information Systems Auditor. In 1997, he joined Excelcom, a major cellular company in Jakarta, as Revenue Assurance Manager and Information Systems Audit Manager. In 1998, he joined KPMG, where he was responsible for managing the technology risk and internal audit services. In 2003, he started his consulting career by joining Ernst & Young’s Management Consultant Division, where he was promoted to Executive Director of Business Risk Services in 2006. He holds a BA degree in Accounting from the State College of Accounting, Jakarta, and is a Certified Information Systems Auditor (CISA) and a Certified Internal Auditor.
We are fully aware of two important GCG principles, accountability and transparency. Through our Investor Relations and Marketing units, we continuously strive to ensure that the information released is as accurate, clear, prompt and comprehensive as possible in order to improve and maintain market integrity and stakeholders’ trust.
Below is a list of our disclosure and coordination activities for fiscal year 2009:

Information Transparency
Activities	Number of Activities	Date
Conference Calls for Performance Reports	3	May 13, 2009, August 7, 2009 and November 5, 2009
Analyst/Investor Meetings	129	Jan-Dec 2009
Public Expose	2	May 12, December 2-3, 2009
AGM	1	June 12, 2009
Press Release	20	January 13,23, May 11,12,14,28, June 3,16,18, July 3,31, August 4,19, October 30, November 3,20, December 4, 28,31, 2009
Investor Conference	7	March 16-20, 25-26,May, 19, 21-22 November5, 18-20 and December 3, 2009
Roadshow	3	August 9-11, November 9-13, 2009
Investor Visit	1	November 11, 2009
Newspaper Announcements:
a. AGM	1	June 16, 2009
b. Financial Report	3	May 11, July 31, October 30, 2009
c. Interim Dividend	2	July 27, December 29, 2009
d. Circular	1	July 2, 2009

*) A Conference Call is a meeting forum between Telkom’s Board of Directors and investors, both domestic and international, to report the results of the quarterly financial statements through electronic media, namely a teleconference. Conference Calls are usually held to coincide with the publication of Telkom’s Quarterly Report, which is issued in the form of an Info Memo.
TELKOM corporate disclosures can be accessed through the company website at http://www.telkom.co.id
INTERNAL AUDIT
The Internal Audit Unit (“IA”) plays a role in exercising control over our business activities. For this reason, and as governed by the prevailing capital market regulations, IA is directly responsible to the President Director.
In order to reinforce this role and responsibility, the Internal Audit Charter was established with reference to the international professional standards for internal audits, namely the IIA’s International Standards for the Professional Practice of Internal Auditing (“Standards”), issued by the Institute of Internal Auditors (“IIA”).
As part of its commitment to implement the Internal Audit Charter consistently, during 2009 IA completed several programs, including the strengthening of the role of IA, sharpening the focus of IA’s activities, and empowering its human capital.
The strengthening of IA’s position is a strategic activity, intended to formulate the unit’s contribution to our operations. It was executed through a reformulation of IA’s vision, mission, strategy and objectives for the future. The vision was developed to support the company’s business, while the mission affirms IA’s main role as a provider of business assurance and internal consulting services. IA’s strategy and objectives, meanwhile, are articulated as the annual program of audit and non-audit activities, which is itself the realization of IA’s interpretation of the company’s business direction. This formulation is broadly conveyed in the IA Master Plan 2009-2014.
The focusing of IA’s activities — the second program on the agenda — is based on a commitment that IA’s mission should be executed methodologically. This means that each stage of auditing and internal consulting, consisting of preparation, implementation, and follow-up monitoring, must be standardized and measured. Therefore, at the preparation stage, the main reference is Risk-Based Audit methodology, which stipulates that auditable units must be based on a risk rating of the business processes of said units: the higher the risk, the greater the need for auditing. Accordingly, in every audit plan, the first thing that should be taken into account is the auditable risk rating, based either on risk registers or on professional judgment. In order to facilitate this Risk-Based Audit paradigm, IA has, since the beginning of 2009, been equipped with a management tool, namely Audit Management Systems (“AMS”), which is an online application system for documenting the implementation of risk-based audits.
The next phase of IA’s activity focusing is the implementation stage, consisting of business assurance activities through audit and internal consulting services. The auditing is dedicated to ensuring that any business risks that may arise can be immediately addressed through effective internal controls. If there are deficiencies and or uncontrollable risks in the control of any business process, they will be subjected to a substantive test, which is a further test of the audit object designed to go in depth into the root cause of the issue. For this reason, in 2009 the scope of the audit has included high-risk business areas such as the quarterly financial statement disclosure process and other important disclosure processes. Also included are the effectiveness and adequacy of Internal Control over Financial Reporting (“ICOFR”) as a result of our IDX, NYSE listing, management audits, and other operational audits that are deemed high-risk. We have undergone an ICOFR audit annually since 2006. Various challenges were overcome in order to eliminate material weakness that we achieved for the 2008 financial reporting. Likewise, IA has an important role to play in the whistleblower mechanism, which is the domain of the Audit Committee and the Executive Investigative Committee (ECI), wherein the Head of IA was appointed as secretary of the ECI. The whistleblower mechanism serves to accommodate any ‘whistleblowing’ by employees and forward such input to management. In turn, if the Audit Committee and ECI judge that certain whistleblower feedback needs to be investigated further, IA will take action to follow it up as part of its audit engagements.
To support audit engagement and to develop awareness of the importance of internal control for auditees, they periodically perform Control Self Assessment (“CSA”). IA regularly evaluates these CSA results in order to assess their adequacy.
Also related to the implementation stage are the internal consulting service activities. This activity was a new mission for IA in 2009. In practice, internal consulting is intended as a support to our operations, including risk assessments for mapping the high-risk business units and identifying Group Financial Reporting Risk (“GFRR”). This action is more of a pre-emptive solution to ensure that business operations continue to comply with the prevailing regulations.
The results of such activities are reported to the President Director and copied to the Audit Committee. The auditees are also informed of the results so that they can be followed up and the related business processes remedied.
In order to make sure that auditees respond adequately to the results of auditing and internal consulting, follow-up activities are monitored. Follow-up activities in the field are usually carried out by the auditees and monitored by IA. For this purpose, the follow up is restricted to significant business process areas and subject to agreed deadlines. During 2009, another focus for IA has been to monitor the follow up of deficiencies discovered by the External Auditor in 2008. These monitoring activities are always recorded in the AMS, so every action is well documented.
In terms of IA’s human capital empowerment — the third program on the agenda — efforts have been made to provide the unit with competent auditors who are capable of playing the roles consistent with the scope of IA’s activities. IA is already pursuing these key competencies through continuous learning for auditors. This is achieved through training, internships, seminars, workshops, and professional auditor certification.
Since 2007, IA has been led by Tjatur Purwadi, SE, MM, an employee who has pursued his career in operational techniques. He became involved in organizing and improving our accounting policy, eventually becoming Vice President of Financial & Logistics Policy and now Head of Internal Audit.

INTERNAL CONTROL AND PROCEDURES
Under Bapepam requirements, we are required to disclose the internal controls that we employ to achieve good corporate governance.
The controls and procedures that we employ are the COSO Internal Control framework, COSO Enterprise Risk Management Framework, and COBIT (Control Objectives for Information and Related Technology) related to IT based internal control.
With reference to the COSO Internal Control framework, internal controls to guarantee the reliability of the financial statements are applied at the following levels of control:
•	Entity Level Control;

•	Transactional Level Control; and

•	IT Control.
In the design process, controls are determined on the basis of risk, where risks are managed to prevent error and fraud resulting from misstatements in the financial statements. This is not limited to financial reporting risks; controls also take into account other risks including other business and operational risks.
Entity Level Control actions that have been taken include:
•	Formulating policy on the design and implementation of ICOFR and disclosure controls and procedures pursuant to SOA Sections 404 and 302, PCAOB, Audit Standard No. 5, covering Telkom and its Consolidated Subsidiaries in Decree of the Board of Directors No. 13 Year 2009;

•	Building commitment to running the company ethically and with proper governance by implementing business ethics, preventing conflict of interest, whistleblowing, applying risk management in each unit, implementing a fraud program, integrity pact, etc.;

•	Conducting regular risk assessments and risk profiling as an early detection system; and

•	Performing audits to ascertain the effectiveness of the application of Entity Level Control.
Transactional Level Control actions that have been taken include:
•	Designing business processes by utilizing risk based control and implementing clear separation of authority by referring to the segregation of duties principle;

•	Enforcing work discipline in accordance with the stipulated business processes;

•	Continually correcting/redesigning business processes to ensure that they remain consistent with changes in policy and the organization, the demands of the business and follow up on audit findings; and

•	Performing audits to ascertain the effectiveness of the application of Transactional Level Control.
IT based control actions that have been taken include:
•	IT Entity Level Control — formulating IT policy and master plan to ensure IT Governance;

•	IT General Control — ensuring the developments and changes in IT applications and operations can proceed in line with the provisions of IT Governance; and

•	Application Control — ensuring that the use of applications complies with the provisions on authorization and access rights, such as password management, end user computing, audit trails, etc.
Apart from this, as a foreign private issuer subject to Exchange Act requirements, we are obligated to comply with certain provisions of the Sarbanes-Oxley Act and related regulations under the Exchange Act as-well as the Foreign Corrupt Practices Act of 1977.
A discussion of how we satisfy Sarbanes-Oxley requirements may be found in “Controls and Procedures”.
Corporate Culture and Business Ethics
To anticipate the challenges in our business environment and maintain a competitive advantage, we started to engage in the process of transformation. Our transformation may be the single biggest transformation in the history of the telecommunications industry. Our transformation touches on four aspects of our operations: Business Transformation, Infrastructure Transformation, Organizational Transformation and Human Resources and Cultural Transformation.
Our cultural transformation begins with a change of brand identity, which we achieved by changing our logo. This change is in line with the development of our business portfolio TIME. Our brand positioning statement of this new transformation is “Life Confident”, which is presented through our Values (Expertise, Empowering, Assured, Progressive & Heart) and our tagline “The World in Your Hands”.
As we undergo a cultural transformation, we continue to use the the Telkom Way 135 Culture Guidelines and our strategic initiatives program.
Code of Ethics
We have a code of ethics in accordance with the provisions of SOA Section 406. Our code of ethics applies to its President Director, Finance Director (the officers in positions equivalent to Chief Executive Officer and Chief Financial Officer), Commissioners, Directors and other officers and employees. You may view our code of ethics on our web site at http://www.telkom.co.id/about-telkom/business-ethics/. Amendments to or waivers from the code of ethics will similarly be posted on our website.
HR Policy Communications and Dissemination
Our human resources policies are communicated and disseminated in a number of ways including through electronic means such as Indonet meetings, website portals, emailing and Intranet memos.
HR Management Control
In 2009, we held steps to measure the effectiveness of our HR program. The result established an effectiveness score of 72.89%.
TELKOM Employee Opinion Satisfaction (TEOS) Survey
Our TEOS survey was conducted online in October 2009 through our Portal Intranet. Based on the 2008 surveys, the Employee Satisfaction Index (“ESI”) was 75.87% and the value for Employee Dissatisfaction Index (EDI) was 7.37%. The highest satisfaction index (ESI) was for Reward which was 78.45%, while the lowest was 75.47% for Career and Promotion category. The lowest EDI score was 4.8 % for Reward category, whereas the highest was at 9.32 % for Career and Promotion.
INFORMATION REGARDING THE IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE
The implementation of good corporate governance first began with the implementation of the corporate culture “ARTI”, which was replaced by the “Telkom Way 135” in 2003, and followed by the formulation of a policy on the application of good corporate governance in Telkom pursuant to KD.04/HK620/CTG-20/2005 dated January 31, 2005. Formulated in parallel with this were the Guidelines on Business Ethics in PT. Telkom, pursuant to KD.05/PR180/CTG-00/2005 dated January 31, 2005. The guidelines on the application of good corporate governance and Business Ethics were amended by the good corporate governance Management Guidelines pursuant to KD 29/PS100/CA-20/2007 dated June 5, 2007 and the Updated Business Ethics Guidelines pursuant to KD43/PR180/SDM-30/2006 dated July 27, 2006.
Communication and Disclosure
Our disclosure controls and policies as required by SOX Section 302 are based on Book 2 of the Decree of the BoD No. 13 year 2009. These guidelines consist of a disclosure control system designed to provide assurances that information disclosed to shareholders, stakeholders, exchanges and regulators has been compiled, checked, recorded, processed, summarized and delivered promptly and accurately.
We use a cascade mechanism to help all internal areas and individuals work together to review disclosure. All persons are collectively responsible to the certifying officer/approver for confirming that all material information has been disclosed consistently, accurately, in full and in compliance with both internal and external regulations. We ensure that we provide clear and complete documentation, taking into account effectiveness and efficiency, as evidence of the implementation of the compilation and disclosure review process.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing, maintaining and evaluating the effectiveness of our disclosure controls and procedures. To assist them with this responsibility, we have established a Disclosure Committee as part of our corporate disclosure control mechanism. The Disclosure Committee is comprised of a coordinator, deputy coordinator, chair, core members, members, external members, a Quality Assurance Reviewer, a Compliance Reviewer and a Secretary. The Committee’s duties, rights and responsibilities, and working procedures (including audits) are regularly reviewed to assess and ensure the effectiveness of communication and disclosure processes.
Duties of the Board of Commissioners and the Board of Directors
The BoD is required to obtain the written approval of the BoC for the following actions: (i) buying or selling our securities through an exchange in excess of a certain number stipulated by the BoC; (ii) investing in or divesting equity in another business entity other than through a stock exchange and in an amount exceeding that stipulated by the BoC; (iii) establishing, transferring rights over or dissolving a subsidiary; (iv) transferring, trading, selling or acquiring part of a business; (v) entering into license agreements, management contracts or similar agreements with another entity and/or management contract; (vi) selling or divesting fixed assets in an amount exceeding that stipulated by the BoC; (vii) writing off any bad debt or non productive goods where the value exceeds the amount stipulated by the BoC; (viii) binding us as guarantor in an amount exceeding a certain amount stipulated in decision of the BoC; (ix) guaranteeing or extending medium/long term loans or short term loans that are not part of normal business practice that exceed a stipulated amount. In addition, any of the above transactions having a value of 10% or more of our revenues or 20% or more of stockholders’ equity or any other amount specified in Indonesian capital market regulations must be authorized from the stockholders at an AGMS or EGMS.
In performing its duties, the BoD must act in our best interests. Our Articles of association provide that members of our BoD are prohibited from assuming any of the following: (i) the position of director in another State or Regional Owned Enterprise or private company or other position controlling a company; (ii) a position on the Board of Commissioners or Supervisory Board in a State Owned Enterprise; (iii) a structural or functional position in an agency/institution of central or regional government; (iv) a position based on the provisions of the laws and regulations, as a member of the management of a political party and/or a candidate member of the legislature and/or regional head/regional deputy head; and/or (v) any other position that may cause a direct or indirect conflict of interest with the Company and/or conflicts with the prevailing laws and regulations.
In addition, the Articles of Association prohibit any Director that has a conflict of interest from representing us in the matter that gave rise to such conflict of interest. In such cases, we shall be represented by another member of the BoD with the BoC’s consent. In the event that all of the BoD face a conflict of interest, we shall be represented by the BoC or a member of the BoC appointed by a BoC meeting.
Each Director is appointed for a term starting from the date of election by an AGMS or EGMS, as the case may be, for five years, unless this date falls on a holiday, in which case it will end on the following business day, without prejudice to the right of an AGMS to discharge a Director at any time before his/her term of office expires. If for any reason there is a vacancy in the BoD, such vacant position must have been determined at the most recent AGMS. If the position remains open and a successor has not been found, another Director will be appointed based on a decision of the BoD Meeting to fill the Director’s position with the same jurisdiction and authority. If for any reason whatsoever all positions on the BoD are vacant, the BoC shall temporarily take over management activities. Within not more than sixty days of such vacancy occurring an AGMS may be called to fill the vacancy.
None of the Directors or Commissioners haves any substantial interest, either directly or indirectly, in any company carrying on a similar business as us.
None of the Directors or Commissioners has service contracts with our Company or any of its subsidiaries providing for benefits upon termination of employment.
Meetings of the BoC and BoD
The following is a record of BoC and BoD meetings during fiscal year 2009.
BoC Meetings

Commissioner	Position	Meetings Attended
Tanri Abeng	President Commissioner	14 from 14
P. Sartono	Independent Commissioner	14 from 14
Arif Arryman	Independent Commissioner	11 from 14
Mahmuddin Yasin	Commissioner	10 from 14
Bobby A.A. Nazief	Commissioner	14 from 14

BoD Meetings

Director	Position	Meetings Attended
Rinaldi Firmansyah	President Director/CEO	45 from 47
Arief Yahya	Director of Enterprise and Wholesale	44 from 47
Sudiro Asno	Director of Finance	45 from 47
Faisal Syam	Director of Human Capital and General Affair	46 from 47
Ermady Dahlan	Director of Network and Solution	45 from 47
I Nyoman G. Wiryanata	Director of Consumer	44 from 47
Prasetio	Director of Compliance and Risk Management	45 from 47
Indra Utoyo	Director of Information Technology and Supply	44 from 47
BoC and BoD meetings

Name	Position	Meetings Attended
Tanri Abeng	President Commissioner	16 from 16
P. Sartono	Independent Commissioner	16 from 16
Arif Arryman	Independent Commissioner	15 from 16
Mahmuddin Yasin	Commissioner	15 from 16
Bobby A.A. Nazief	Commissioner	16 from 16
Rinaldi Firmansyah	President Director/CEO	15 from 16
Arief Yahya	Director of Enterprise and Wholesale	11 from 16
Sudiro Asno	Director of Finance	16 from 16
Faisal Syam	Director of Human Capital and General Affair	16 from 16
Ermady Dahlan	Director of Network and Solution	13 from 16
I Nyoman G. Wiryanata	Director of Consumer	13 from 16
Prasetio	Director of Compliance and Risk Management	13 from 16
Indra Utoyo	Director of Information Technology and Supply	13 from 16
Compensation
Each Commissioner is entitled to remuneration including monthly compensation and allowances. Each is also entitled to a bonus which is based on our performance and achievements, which amount is determined by our shareholders at our AGMS. Commissioners are also entitled to receive a lump sum benefit once they retire from their position.
Each Director is entitled to a remuneration consisting of a monthly salary and other allowances (including some pension benefits). Directors also receive an annual bonus based on our business performance and achievements, which amount is determined by shareholders at our AGMS. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from BoC before being considered by shareholders at an AGMS.
The Determination Process of Commissioners’ Remuneration
Remuneration payment: Remuneration for BoC is determined based on a formula that is also applied to determination of Directors’ salaries. However, the amount paid is based on a percent of the President Director’s salary as stipulated in a Circular of Secretary of Ministry of State Owned Enterprises No. S326/SMBU/2002 dated May 3, 2002 and approved by the AGMS. The remuneration was paid to the members of BoC after receiving confirmation from the AGMS on June 12, 2009.

Allowances and Facilities: The allowances and facilities for members of BoC are reviewed by an independent consultant and applied to the formula to determine Directors’ allowances and facilities. The Commissioners reported, as mandated by the AGMS on July 30, 2004, the results of the review of the independent consultant to the Dwiwarna shareholders for its approval, which formula came into effect on January 1, 2003.
The determination of allowances and facilities of BoC that came into effect from January 1, 2003 was reported to the annual general meeting of shareholders on July 30, 2004. The remuneration, allowances and facilities for the BoC have also been reported to the IDX in compliance with applicable regulations.
The Determination Process of Directors’ Remuneration
•	Salaries : The Nomination and Remuneration Committee is responsible for formulating the Directors’ salaries which is further discussed in a joint meeting of the BoD and BoC for approval. The formula review that is agreed is then submitted to the AGMS for consideration and approval.
•	Benefits and Facilities: A decision of the AGMS held on May 9, 2003, authorized the BoC to determine the amount of allowances and facilities for the Directors with reference to the review of an independent consultant. After the results of the independent review were discussed and agreed by the BoC and BoD, the BoC determined that a new formula would come into effect on January 1, 2003, the Board of Commissioners designed a new formula valid effectively from January 1, 2003. The allowances and salaries for the Directors determined by BoC were then reported to Dwiwarna shareholders at AGMS on July 30, 2005. The determined allowances and facilities for the Directors were valid as of fiscal year of 2003 and to be resubmitted for fiscal year of 2010.
The salaries, allowances and facilities for members of BoD were reported to the IDX and Dwiwarna shareholders.
BoC Remuneration 2009 (in million Rupiah)

Commissioner	Honorarium	Bonus	Insurance	Other Benefits	Total
Tanri Abeng	900.0	2,048.8	—	734.8	3,683.6
Arif Arryman	810.0	1,843.9	—	713.8	3,367.7
P. Sartono	810.0	1,843.9	—	653.8	3,307.7
Mahmuddin Yasin	810.0	1,843.9	—	683.8	3,337.7
Bobby A.A. Nazief	810.0	522.5	—	653.8	1,986.3
Anggito Abimanyu	—	1,169.8	—	—	1,169.8
BoD Remuneration 2009 (in million Rupiah)

Director	Salary	Bonus	Insurance	Other Benefits	Total
Rinaldi Firmansyah	1,800.0	4,097.7	1.5	1,328.0	7,227.1
Faisal Syam	1,620.0	3,687.9	1.5	1,225.5	6,534.9
Sudiro Asno	1,620.0	3,687.9	1.5	1,210.9	6,520.2
Ermady Dahlan	1,620.0	3,687.9	1.5	1,212.0	6,521.4
I Nyoman G. Wiryanata	1,620.0	3,687.7	1.5	1,186.9	6,496.1
Arief Yahya	1,620.0	3,687.9	1.5	1,224.0	6,533.4
Indra Utoyo	1,620.0	3,687.9	1.5	1,211.0	6,520.4
Prasetio	1,620.0	3,687.9	1.5	1,217.7	6,527.1
Share Ownership
Each Director and Commissioners on an individual basis beneficially owns less than one percent share of our outstanding Common Stock. Only two Directors beneficially own shares of Common Stock. As of the December 31, 2009, Ermady Dahlan owns 17,604 shares and Indra Utoyo owns 5,508 shares, respectively.

Competency Enhancement Training Program for Board of Commissioners and Directors
In 2009, we held several good corporate governance training programs, including Executive Good Corporate Governance Training for members of the BoD and BoC.
Competence Enhancement for Board of Commissioners

Member of Board	Program	Venue	Date
Tanri Abeng	National Seminar & Indonesian Quality Awards 2009	Jakarta	25 November 2009
	Corporate Governance Training for Executives	Jakarta	30 December 2009
Arif Arryman	IFRS Seminar in Asia	Japan	3-5 March 2009
	1st Meeting of Asian-Oceanian (Accounting) Standards Setter Group	Malaysia	3-5 November 2009
	Corporate Governance Training for Executives	Jakarta	30 December 2009
P. Sartono	Corporate Governance Training for Executives	Jakarta	30 December 2009
Mahmuddin Yasin
Bobby A.A. Nazief	ITU Telecom World 2009	Switzerland	5-9 October 2009
	Corporate Governance Training for Executives	Jakarta	30 December 2009
Competence Enhancement for Board of Directors

Name	Program	Venue	Date
Rinaldi Firmansyah	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Mobile World Congress 2009	Barcelona — Spain	16-18 February 2009
	IFRS In Asia	Japan	2-6 March 2009
	Corporate Social Responsibility	Jakarta — Indonesia	5-6 March, 2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Apr-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009
Arief Yahya	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Complete Introduction Mergers & Acquisitions	Singapore	26-27 February 2009
	Corporate Social Responsibility	Jakarta — Indonesia	5-6 March 2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Apr-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009
	Communic Asia	Singapore	16-19 Jun 2009
	Merger Week : Creating Value Through Strategic Acquisition & Alliances	Illinois — USA	25-30 October 2009
	Good Corporate Governance for Executive	Jakarta — Indonesia	30-Dec-2009
Ermady Dahlan	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Corporate Social Responsibility	Jakarta — Indonesia	5-6 March 2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Apr-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009

Name	Program	Venue	Date
	Communic Asia	Singapore	16-19 June 2009
	Good Corporate Governance for Executive	Jakarta — Indonesia	30-Dec-2009
Faisal Syam	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Apr-2009
	UNI APRO Professional Service & Manager Self service	Tokyo — Japan	21-Apr-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009
	Communic Asia	Singapore	16-19 June 2009
	Good Corporate Governance for Executive	Jakarta — Indonesia	30-Dec-2009
I Nyoman G. Wiryanata	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Corporate Social Responsibility	Jakarta — Indonesia	5-6 March 2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Apr-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009
	Consumer Marketing Strategy	Illinois — USA	27 September-2 October 2009
	Good Corporate Governance for Executive	Jakarta — Indonesia	30-Dec-2009
Indra Utoyo	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Mobile World Congress 2009	Barcelona — Spain	16-18 February 2009
	Corporate Social Responsibility	Jakarta — Indonesia	5-6 March 2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Apr-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009
	Telco 2.0 Executive Brainstorming	London — UK	4-5 November 2009
Prasetio	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Apr-2009
	Corporate Social Responsibility	Jakarta — Indonesia	5-6 March 2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009
	Communic Asia	Singapore	16-17 June 2009
	Advanced Risk Management	Philadelphia — USA	6-13 December 2009
	Good Corporate Governance for Executive	Jakarta — Indonesia	30-Dec-2009
Sudiro Asno	Implementation Content 2.0	Jakarta — Indonesia	3-Feb-2009
	Building Culture of Passion	Jakarta — Indonesia	1-Mar-2009
	IFRS In Asia	Japan	2-6 March 2009
	Corporate Social Responsibility	Jakarta — Indonesia	5-6 March 2009
	Future Business Technology & HC Development	Jakarta — Indonesia	23-Mar-2009
	Sharing Session “ICT & Regulation Update”	Jakarta — Indonesia	29-Mar-2009
	Service Delivery Platform Senior Leader	Jakarta — Indonesia	3-Jun-2009
	Communic Asia	Singapore	18-19 June 2009
	Good Corporate Governance for Executive	Jakarta — Indonesia	30-Dec-2009

TOWARD BETTER IMPLEMENTATION OF GOOD CORPORATE GOVERNANCE
IT as an Enabler for GOOD CORPORATE GOVERNANCE Practices
As a leading player in the information technology business, we constantly utilize technology. In 2009, almost all points of our value chain were integrated in our information technology network. In addition to network operation of our production equipment infrastructure, all important aspects of our management, including Finance, Logistics, Human Resources, as well as services to Employees, Clients, Suppliers and other stakeholders, utilized our information technology network.
We believe that the proper implementation of cutting edge information technology has a direct impact on enhancing the implementation of Good Corporate Governance, as it supports transparency, accountability, responsibility, independence and fairness and facilitates the process of dissemination, supervision and enforcement.
The establishment of the IT General Control and Application Control through risk assessment contributes to the use of IT as a reliable support and enabler for our business, now and in the future.
At its 2009 e-Company Awards, bimonthly magazine Warta Ekonomi named us the Best of the Best in all categories. This was based on a survey of 102 companies in various categories, comprising:
•	IT Governance (20% weightage);

•	IT Leadership (15% weightage);

•	IT Innovation (30% weightage); and

•	Business Performance (35% weightage).
Paperless HR Management
To address the problems caused by the breadth of coverage of internal services, the number of personnel and complexity of our business, we initiated the paperless office IT system. This has resulted in more effective and accountable management. In addition, the IT system can save up to 80% in term of storage and delivery costs while accelerating document delivery time from an average of two to four days to just 30 minutes.
Our internal portal system, known as Paperless Office Internal (“POINT”), is accessible by all of our employees with a personal electronic identity and password. Employees perform their task and function using POINT as it facilitates the execution of instructions and workloads, and task memos are distributed through the intranet.
All requests and instructions for business trips, database, information on business partners for projects as well as work descriptions may be accessed only through POINT. Services such as vacation rights, salaries, employee data, rewards and sanctions, individual assessments, as well as requirements for attendance and reading important documents are accessed through POINT. POINT also accommodates messages from the President Director, teleconferences and also certain trainings and tests, including training on good corporate governance.
With the extensive use of IT, paper usage has been significantly reduced while the usage of teleconferencing has been maximized. Through this program, we are also playing a part in contributing to a greener world where carbon emissions are reduced as a result of cutting down fewer trees for paper and cutting back on travel for face to face meetings.
Employee participation in orientation programs and tests on good corporate governance, fraud, gratuities and whistleblowing in 2009 was 94.75%. The results of the tests of employees’ understanding of these issues were as follows:
•	GCG	76.53%

•	Fraud	79.48%

•	Gratuities	98.30%

•	Whistleblower	94.95%
The questions used to assess knowledge were divided into two categories: for implementers (Bands 4 to 7), where all questions were of the multiple choice variety, and for executives (Bands 1 to 3) where some questions were in the form of case studies. Scores for tests of knowledge among employees at the implementer level was 78.33% on average, slightly higher than scores among executives, which was 78.13% on average.
Career Development, Organization and Succession
We place great emphasis on the career development of our employees and have taken steps to formulate career development programs based on the principles of accountability, fairness and transparency. We established a Career Development unit. The key task of this unit is to ensure that there are opportunities to develop the competencies needed to fill executive (strategic) positions and develop talented employees in line with our human resource development strategy. The unit’s main activity is to prepare employees with potential to occupy strategic positions and who can contribute positively to our growth. In developing the careers of employees with such potential, this unit reports structurally to the Human Capital & General Affairs Director, but it otherwise enjoys full autonomy.
Personnel for key positions are sourced from a talent pool consisting of some 50 future leaders, all of whom have displayed considerable potential, performance and competence. As a guideline for the establishment of the pool, our management issued KR 136/PS000/COPB0011000/2009 dated March 13, 2009. The identification of employees for the talent pool is based on administrative selection and the employee’s track record and competence, while the channeling of talent pool members to certain positions in the company is based on the following criteria:
—	Employee Performance;

—	Competence with 360[0] measurement (higher, lower and pier positions) as well as suitability for the position to be filled;

—	Preparation based on results from the Assessment Center; and

—	Other supporting data.
The final stage in the process is the Job Trial program, the decision making of which is regulated in the guidelines KD 06/PS180/COPB0011000/2009 dated March 13, 2009.This final stage is the only part of the process chain in which the decision is based on the subjective perception of all members of the Job Council, who are appointed ex-officio, while all other parts of the process are based on objective, transparent and fair mechanisms.
Both objective processes (excluding the Job Trial program) and the intervention of the Directors have been applied in the succession of our Directors. While our majority shareholders request a list of candidates for the Board of Directors, it is this unit that has responsibility for proposing the list of candidates directly to the Office of the State Minister for State Owned Enterprises.
E-Procurement
The implementation of logistics functions is based on good corporate governance, in particular, transparency, accountability, and equality. We have established a one-gate policy for procurement, although the physical process can take place in the regions. Since 2004, our procurement tenders have been held electronically through the e-auction system, which uses the “Jalintrade” software.
Jalintrade organizes the tender and negotiation process using computers. The tender committee will determine certain requirements and selection criteria at the administration and technical phases and enter them into the system. The suppliers that meet the criteria are then selected by computer. All candidates participate in competitive negotiations. The system selects the winner based on a weighting method or the lowest price.
The main benefit of the e-auction system is the acceleration of the tender process from a matter of weeks to less than one hour.
Suppliers benefit from the accelerated delivery of goods or services, a fair price, and the absence of unnecessary tender costs, as the process is free from any intervention.
The e-auction system helps us to obtain a fair market price while minimizing procurement costs, while retaining full control over compliance with the rules and provisions on tenders.
In 2009, we held 1,321 e-auctions for the procurement of goods and services.

Management Transformation
As mandated in our Long-Term Plan and documented in the Corporate Strategic Scenario, we are committed to implementing 10 strategic initiatives in a consistent, managed, prudent and programmed manner, with a high level of certainty and in a way that can be properly monitored. In 2009, 165 important actions were taken, as follows:
•	25 actions in the Legacy business;

•	18 actions in Wireless;

•	20 actions in Broadband;

•	20 actions in Enterprises;

•	14 actions in New Generation Networks;

•	11 actions in Information Technologies Services;

•	18 actions in Media and Edutainment;

•	14 actions in Streamlining;

•	17 actions in Business Alignment; and

•	8 actions in Transformation Culture.
To accelerate the transformation process, we established a task force called the “TELKOM Transformation Team”, by Decree of the Board of Directors No.SK 633/2008, with members from all Directorates. The team was assigned to map all the action programs by accountability and capability, coordination and control as well as reward and compensation aspects. Based on the results of the mapping exercise, the team decided that, of the total of 165 action programs, 56 should be implemented in 2009. The team is assisted by the “Transformer” application, a computer application program specially designed to accommodate the online transformation process. The Transformer Application will display online the transformation status of each action program and each initiative, and the combined status of all transformation projects as a percentage.
Each action program has both a task unit and a Director who will act as a “champion” of the program. The Transformer Application will process all the action programs in a transparent, measurable and accountable manner based on the following criteria:
•	High likelihood, i.e. the action program has a high degree of certainty;

•	Critical Impact on the company; and

•	High urgency.
The Transformer Application will rate and map all action programs it monitors and the five top rated programs will be given the highest priority and placed under the direct supervision of the Directors.
Risk Management
As an integral part of good corporate governance and to ensure the achievement of the our goals, we have, since 2006, used a risk management process.
In implementing risk management, we have established a vision of instilling risk management as a culture in our operational business processes. To bring this vision into reality, we are focusing on our mission of making risk management a trusted friend of each business unit.
In order to achieve this vision and mission, we have established milestones for the implementation of risk management in five phases, as follows:

Phase I — 2006	: Mapping policies and business processes;
Phase II — 2007	: Policies available in all business processes;
Phase III — 2008	: Making risk management essential in each process;
Phase IV — 2009	: Ensuring disciplined risk management; and
Phase V — 2010	: Making risk management part of our culture.
To implement our vision and mission in the action program, corporate programs and policies on risk management are built on the following key initiatives:
•	Risk assessment and mitigation;

•	Business process elimination; and

•	Policy enhancement.
In 2009, in line with the milestone, programs were aimed at making risk management disciplined.

•	Risk Assessment and Risk Mitigation

There are two main objectives in implementing risk assessment: assessment of risks in financial reporting and the assessment of corporate risks.

Assessing financial reporting risks involves a risk assessment aimed at establishing key controls to determine the area/scope of the audit, as required in PCAOB Auditing Standard No.5.

The assessment of corporate risks is intended to ensure that risks related to ensuring the achievement of our objectives are mitigated. There are four categories of corporate risk: Strategic Risk, Operational Risk, Financial Risk and Market Risk.

Strategic risks are risks caused by external factors (e.g. regulation, technological change, political) or risks in the strategic initiatives taken by the company (such as a business transformation or mergers and acquisitions).

Operational risks are risks that arise from internal processes or the resilience of the means of production against external factors, such as the risk of failure of production equipment, risks in infrastructure development or risks related to revenue leakage.

Financial risks are risks related to changes or volatility in the Rupiah exchange rates, interest rates or liquidity.

Market risks are risks related to the failure of product launches or risks that arise as a result of tariff reductions or global market dynamics.

We monitor our progress towards mitigating all these risks with the work units concerned. Risks of a certain level of significance are discussed at meetings of the BoD or the Executive Committees. The Directorate of Compliance & Risk Management also regularly reports on risk management to the Risk Monitoring and Evaluation Committee.
•	Eliminating Inefficient Business Processes

The implementation of risk management demands a robust risk assessment and an efficient business processes.

Annually, we conduct a business remediation review. Business remediation is done to capture input and findings from the field, including action on the findings of the previous year’s audit.

•	Policy enhancement

After focusing on compliance risk in 2007 and 2008, we modified our risk management policies in 2009 to concentrate on accelerating decision making, business initiatives, relationships with third parties (union representatives) and managing non organic business.

These policies are aimed at enabling the growth of the business, both of our Business Units and through non organic business initiatives, while upholding prudential principles through the application of the “six eyes” principle.
Business Continuity Management
We formulated a Disaster Recovery Plan System to ensure the continued operation of the communications and IT networks needed for management, so that continuity of operations and management may be sustained in the event of a disaster. In 2009, we engaged several areas (Padang, Jakarta) in disaster management simulations for natural disasters and floods.

Revenue Assurance
Ensuring a constant revenue stream is part of our business process. There are several factors, both external and internal, that can threaten business transactions and income. One such threat to income is leakage in the processes that take place from the time of the transaction until the income is recorded. To manage this threat, we implemented a revenue assurance program by issuing KD.08/HK.290/COP-D0031000/2009 dated March 25, 2009 regarding Revenue Assurance Policy. This covers revenue leakage risk management by managing revenue streams derived from different sectors, including product development, presales/sales, ordering provisioning, network, mediation, rating/billing, collection and accounting.
Fraud Management
To avoid the risk of financial fraud, we conduct annually an assessment of our ICOFR, including an assessment of the risk of fraud.
Our BoD issued a Decree on Anti Fraud Policy (KD 70/2006), which was updated by KD 43/2008. The Directors also issued guidelines on the Fraud Risk Assessment process through KR 03/2007. Those were issued alongside other Decrees of the BoD such as those on Business Ethics (KD 05/2005 and 43/2006), good corporate governance (KD 29/2007), the Prohibition of Gratuities (KD 67/2006), the BoD Charter (KD 22/2007) and Whistleblowers (KD 48/2006). To anticipate further fraud risks, we also issued guidelines on the Investigation Committee (KD 22/2008) and on the Enforcement of Discipline (KD 41/2008).
Since 2007 we have conducted, annually, a Fraud Risk Assessment. This includes Financial Reporting, the Procurement Cycle and Fixed Assets and the Non POTS Income and ITSL Income Cycles in 2007. It was repeated in 2008 and 2009.
TELKOM’ Business Ethics
Our Business Ethics program has developed from internal sources. The identification of ethical principles began in 1989 as the “321” principle and was further developed to become the “Patriot 135” principle. It is currently based on Decree of our BoD KD.05/PR180/CTG00/2005 dated January 31, 2005 and subsequently amended by KD43/PR.180/SDM30/2006 dated July 27, 2006.
All employees are required to read the business ethics document. Every year since 2007, we have required all employees to sign a statement of their willingness to implement business ethics as a means of refreshing the concept. Meanwhile, a knowledge test has been given every year since 2006. The objectives of this annual activity are:
•	to remind employees about our Business Ethics as a guideline for standards of behavior;

•	to regularly monitor employees’ readiness to comply with the Business Ethics policy, which is mandatory for all employees; and

•	to monitor levels of knowledge on the Business Ethics policy and other related policies.
The implementation of the Business Ethics policy in 2009 involved 22,357 employees, 97.45% of our total workforce.
Integrity Pact
Through the Integrity Pact policy, which was stipulated as Policy of our BoD No. 36 Year 2009, we acted to further strengthen the implementation of good governance to ensure sustainable growth, particularly with regard to efforts to prevent self-dealing (acts committed to enrich oneself or others) that have a detrimental effect on our finances, and collusion and nepotism in areas related to procurement and partnership that involve other parties.
However, the Integrity Pact is not restricted to issues linked to procurement and partnership, but is aimed more at enabling related process that have already been established, by strengthening the following:
•	business ethics, including the code of integrity;

•	measures to prevent conflicts of interest;

•	prohibitions on gratuities;

•	prohibitions on insider trading;

•	measures to ensure the confidentiality of information; and

•	efforts to ensure Service Integrity.
Whistleblower
The Whistleblower mechanism helps guarantee the security of employees who submit complaints or reports on rule violations. Reports are received by the Audit Committee, which investigates further if necessary, while evaluation is handled by the Executive Committee on Investigation. If further investigation into an employee’s report is necessary, Internal Audit will become involved as part of its internal audit task. The function and the role of these units is described in KD 48/HK260/RIC-33/2006 dated September 6, 2006 and KD 13/HK000/COP-D0051000/2009 dated April 20, 2009.
The Audit Committee is chaired by Arif Arryman while the Executive Committee on Investigation is Chaired by Teguh Wahyono with Tjatur Purwadi as a member. The Chairman of Internal Audit is the Secretary of the Executive Committee on Investigation.
Relation with Stakeholder
Our commitment to maintain good relationships with our stakeholders was recognized when we received the award “Best of the Best” 2009 by magazine Warta Ekonomi on December 7, 2009. This award was based on a survey of 986 respondents. Overall, we were voted the best company in terms of salary and benefits for our employees. We were also deemed the best company in the industry with a reputation as a large, renowned company with good management.
Relationship with Employees
We regularly conduct employee satisfaction surveys in order to get direct feedback from the employees that can be used as an input for service improvement.
Relationship with Suppliers
Apart from customers and employees, we also consider our suppliers as one of our important stakeholders. As such, we place a high priority on maintaining and improving a healthy relationship with our vendors. We extend a commitment to our suppliers to develop a mutually beneficial working relationship. With no less than Rp41,993 billion of operating costs originating from outside personnel and capital expenditure amounting to Rp19,161 billion in 2009, we need qualified and reliable suppliers.
In April 2009, a survey of our suppliers was conducted. The survey’s objectives were:
•	to ascertain the level of partnership and performance of our partnerships;

•	to ascertain suppliers’ expectations;

•	to ascertain the commitment of the partners to our partnering performance; and

•	to formulate materials to determine partnering measures with the partners.
The partner satisfaction survey reached 125 respondents, of which 49 were our suppliers. The survey was targeted at identifying the gap between expected performance and actual performance, while the coverage of the survey included:
•	quality, with indicators on product specification, human resources and quality control;

•	cost, with indicators on price and payment;

•	delivery, with process and information update indicators;

•	flexibility, with indicators on information disclosure and flexibility towards the process; and

•	responsiveness, with indicators on supplier demand and the availability of contact persons.
The analysis of the survey results is as follows:
The researchers found that, for the suppliers, the five variables of Quality, Cost, Delivery, Flexibility and Responsiveness were of most interest. The suppliers rated most of the variables as fairly satisfactory except for cost, which was regarded as not very satisfactory. The suppliers felt that the lowest cost criteria in our procurement process should not be the dominant factor.
The researchers came to a number of key conclusions about the procurement process.
•	We should prioritize information disclosure and reconsider the pricing aspect of the procurement process.

•	We should strengthen relationships with our suppliers, by applying different policies for all managerial as well as functional levels.

•	We should upgrade our performance on the delivery variable, particularly for the information update indicator.

•	We should constantly update information about our suppliers and implement an integrated system that would deliver information on procurement, including on the contact persons in each of the supplier companies.
Supplier Performance Report
Following the letter of the VP Supply Planning and Control No.Tel.101/LG 000/COP E0022000/2009 dated April 28, 2009, we began evaluating our suppliers. This centralized evaluation process standardizes the criteria and evaluation methods for suppliers. The program is aimed at strengthening partnerships with suppliers and enhancing their quality, as well as facilitating the timely completion of projects, accelerating logistic functions and enhancing professionalism and transparency in the selection of suppliers.
The evaluation is based on suppliers’ quality, cost, delivery & services (QCDS) record during the process of procurement, construction and post construction. The evaluation is conducted in real time on actual and planning (S Curve), complaints and the completion of a questionnaire.
Assessment Center
Each candidate for leadership must complete the Assessment Center process. This involves a simulation of a maximum work load, to help experts evaluate a candidate’s leadership talent and adequacy. The simulation of work conditions is tailor made to the required job specifications.
We believe that this is a proven system, given that several institutions such as ITB, Merpati and others have all successfully used the Assessment Center process for their leadership selection processes.

CORPORATE SOCIAL RESPONSIBILITY
As a company operating in the TIME business, we are committed to optimizing its potential to quality of life so that we can grow together with the community. We fulfill this commitment in a number of ways, including organizing a series of Corporate Social Responsibility activities.
Our social welfare program has earned widespread praise from a number of external institutions. Since 2006, following the Global Reporting Initiative (GRI) G3, we have issued a Sustainability Report detailing TELKOM’s CSR activities. For three consecutive years, 2007, 2008 and 2009, we have won the Best Sustainability Award from the Indonesian Sustainability Report Award. We continue to carry out this mission by actively participating in:
•	creating a better educated community through InfoComm technology education;

•	improving people’s quality of life; and

•	maintaining a balance in the environment.
Developing the Information Community
Compared to other ASEAN and Asia Pacific nations, internet penetration in Indonesia is still low. One of the hallmarks of a civilized nation is how it takes advantage of the application of Information Technology (“IT”). IT touches every aspect of our lives. We believe that human resources has a major role to play in the development of IT. We share the responsibility for advancing the nation by empowering information communities, particularly among young people. Through our CSR program, we have consistently taken a leading role in improving the quality of education for the general public by providing access to information services over the internet and facilitating the creation of information based communities.
Santri Indigo Program
Through this program, we have chosen, as one of our targets, the development of technology education among Islamic students or Santri, who attend Islamic boarding schools, or pesantren. Islamic schools have government recognition as part of the national education system. Today, Islamic schools are not only places for learning Islamic studies but also for general studies, so they can now provide an alternative education before entering college.
The Santri Indigo Program, which started in 2007, has provided internet training to 630 santri, teachers and managers of Islamic boarding schools, with the numbers of participants each year as follows:
•	2007: 75 participants;

•	2008: 355 participants; and

•	2009: 200 participants.
Interest among the Santri Indigo participants is high, as reflected in the annual increase in the number of participants. A survey showed that:
•	87.4 % of participants were interested in the material presented;

•	98.6 % of participants felt they had enhanced their knowledge of the internet;

•	91% of participants felt the training materials met their needs;

•	99% of participants considered this training program important; and

•	Only 36% of participants had ever taken part in similar training.
In the meantime, we have highlighted five important inputs for the improvement of the program:
•	the program is too condensed, as there is not enough time to conduct it;

•	internet loading is quite slow;

•	break times are needed to ease tension and fatigue;

•	the program should be provided more widely for santri; and

•	facilitators use jargon or ‘high level’ terms.

Bagimu Guru Kupersembahkan (Dedicated to my teacher)
Teachers are one of the most important pillars in the education system. Our teachers deliver not just knowledge, but also morals and ethics. If teachers are highly professional, they can transmit quality knowledge to the students they teach. Teachers today play a vital role. Besides being role models who lead and guide their students, teachers are also facilitators, coordinators and communicators. Teachers must therefore be creative and innovative. Their role is to accompany and motivate their students to prepare for their futures.
In 2007, we initiated “Bagimu Guru Kupersembahkan”, a program aimed at:
•	improving teachers’ knowledge so that they can be more self-confident and valued by their students;

•	motivating teachers to be proud of their noble profession;

•	helping teachers understand that the quality of their students depends, to a great extent, on the teacher; and

•	creating a ‘new generation’ of Teachers in Indonesia, who are better qualified, confident and highly motivated.
This program takes places in 14 major cities in Java and is extended to elementary, junior high and senior high school teachers.
The number of teachers participating in this program were as follows:

Number of Teachers
Year	Participating
2007	500
2008	450
2009	250
Indigo
We share a social responsibility for developing a digital community as well as encouraging the growth of Indonesia’s creative industry. On October 23, 2009, we held the Indigo (Indonesia Digital Community) Awards, which comprised:
•	Indigo Fellow;

•	Indigo Fellowship;

•	TELKOM Smart Campus (TeSCA) Award;

•	Indigo Music Award; and

•	Moslem Song and Music Lyric Competition.
Indigo Fellow Award
This is an award given to players and initiators in the digital creative industry, and in particular the gaming, edutainment, music and animation industries in Indonesia. Winners of this award are expected to become role models for others in the creative industry. There were 30 award winners in four categories: Digital Inventor, Digital Leader, Digital Academic and Digitalpreneur.
Indigo Fellowship Award
This is awarded to individuals or groups who successfully develop creative digital ideas and designs that are useful for the general public and encourage the emergence of new digitalpreneurs in the industry. More than 700 creative ideas and designs from all levels of creative society in Indonesia were assessed. Eventually five winners were selected for best creative ideas and 11 winners for creative designs. They received not only awards but also training, business capital, and consultation.
TELKOM Smart Campus (TeSCA) Award
This award is for universities and other higher education institutes that have been able to develop and empower Information and Communication (ICT) on their campuses. The Smart Campus program was initiated in 2006 with the mission of establishing higher education institutes as centers of excellence for digital communities and other institutions. TESCA Awards are given for various categories including universities, institutes/academies/polytechnics, colleges and Islamic universities, as well as the TESCA Special Awards for ICT Leadership and Digitalpreneur Incubator.

Indigo Music Award
These awards, given to artists from various musical genres, have been widely welcomed by the public, as reflected in the sales of the songs in the form of cellular Ring Back Tones (RBT). These artists are also playing a prominent role in the growth of the digital music industry in Indonesia. The assessment for the awards is based on the volume of RBT usage traffic over one year. The award winners were categorized into Best Male Artist, Best Female Artist, Best Band, Best Duo/Trio, Best Pop Artist, Best Rock Artist, Best Jazz/Contemporary, Best Dangdut, Best Religious Music, Artist of the Year, and Best New Artist.
Moslem Song and Music Lyric Competition
This is an award for composers and lyricists of Islamic songs, held ahead of Ramadhan 2009. About 600 songs were submitted by the public; 24 of the best were selected for recognition.
Speedy Tour d’Indonesia
As part of our corporate social responsibility program, we took the initiative to hold a cycling competition called the ‘Speedy Tour d’Indonesia’.
The Speedy Tour d’Indonesia, held in cooperation with PB ISSI, the organization responsible for developing sport cycling in Indonesia, is a ‘stage’ road race between Jakarta and Denpasar. The Speedy Tour d’Indonesia is recognized on the official agenda of UCI (Union Cycliste Internationale) and was the biggest cycling tour in 2009 in Indonesia. In its second year, Speedy Tour d’Indonesia is part of our commitment to encourage the development of sports in Indonesia, particularly cycling. The Speedy Tour d’Indonesia 2009 was held from November 23, 2009 to December 3, 2009, covering a distance of 1,440 km. The Speedy Tour d’Indonesia 2009 welcomed the participation of 10 local as well as international teams from Iran, Japan, Korea, the Philippines, Malaysia, Kazakhstan, Russia and Australia.
Partnership Program and Community Development
In 2009, we continued our Partnership Program, which began in 2001, and The Environment Program, which started in 2003.
The Partnership Program disburses funds to foster associates throughout Indonesia in the form of working capital and investment loans. In 2009, the Partnership Program disbursed Rp153.6 billion to 6,799 foster associates. Most of the funds went to small industries (Rp27.4 billion), with Rp32.9 billion to the service sector and Rp77.9 billion to the trade sector. We are also actively organizing training and coaching for foster associates on aspects such as promotion and marketing.
In 2009, the Environment Program channeled Rp10.5 billion to various activities, including disaster relief; education and training, including the e-Learning, Smart Campus and Internet Goes to School programs and teacher training programs; the community health program, development and rehabilitation of public facilities; and assistance for religious activities. The Environment Program is funded by the TELKOM-CSR-Philanthropy Fund.

•	the rescheduling and reconditioning of bad loans.
Fund disbursement under the Environment Program was also optimized in 2009, reaching Rp10.5 billion from a target of Rp4.8 billion, which was achieved through the TELKOM CSR Philanthrophy Fund as well as the following:
•	approach from the program development stage;

•	the orientation of fund distribution has been broadened to more environmental issues and in particular nature conservation, through the “Plant One Million Trees” program;

•	the Environment Program has been more programmed and focused on ICT activities through internet education (Internet Goes To School, Education for Tomorrow, Broadband Learning Center, Telematics Workshop and ICT Lab) in all regional Divisions; and

•	the continuation of teacher training programs such as Synergy Republika and Yayasan Al Falah.
Consumers Protection Program
Communication between consumers is the main pillar of a communications service business. In line with our mission, ensuring that our customers will get the best service, convenience, product quality and a competitive price is essential for the sustainability of our business. Good service quality, the availability of parts and after sales service are our main strength. For this reason, we have always considered consumer protection, including the handling of consumer complaints or reports not merely as part of our CSR, but as an integral part of our production process. More specifically, consumer complaint handling is the duty and responsibility of the Consumer Directorate.
For the protection of consumers and prospective consumers (the public), Telkom gives guarantees on the delivery of its products/services through various means, including:
•	ensuring product/service quality and safety through making sure that the process of decision making on the launch of a product/service is based on product/service development and retirement standards (STARPRO) and an 8 IC (Internal Capabilities) analysis is carried out before the product/service is launched to customers and the public;

•	committing to the principle that as far as possible, products/services are intended to have a high value, are capable of giving the greatest benefits and can drive the economy;

•	always maintaining ethical practices in product sales (direct selling) and promotion;

•	implementing ethical advertising practices by taking account of Indonesia’s provisions on advertising ethics;

•	ensuring that products and after sales service are easily available to the public;

•	upholding the application of healthy competition principles and practices; and

•	always being oriented towards customer satisfaction.
We are committed to upholding the highest principles of justice through the application of compensatory justice through the implementation of our SLG (“Service Level Guarantee”). This is the provision of compensation to customers for failing to meet the promised standards of service. This matter is governed in KD DIRJASA No.C.Tel.1758/YN000/JAS-53/04 year 2004 and KD ND.C000 No.C.Tel.18/4N000/KNS-24/06 year 2006.
Our commitment has earned recognition and awards for the company. On April 9, 2009, Plasa TELKOM was presented with an award by CCSL (Center For Customer Satisfaction & Loyalty) for having the Best Service Point. On May 9, 2009, and we also received Golda Awards from ICCA (Indonesia Contact Center Association) for The Best Contact Center Operation and The Best Contact Center Business Contribution.
Auditor Independence
Our consolidated financial statements for fiscal year 2009 were audited by PwC. The appointment of the independent auditors for fiscal year 2009 was carried out in accordance with the appropriate procedures by taking into account both the independence and qualification of the independent auditors.

Principal Accountant Fees and Services
The following table summarizes the aggregate fees billed to us by PwC in 2007, 2008 and 2009, respectively:

	Years Ended December 31,
	2007		2008	2009
	(in Rp million)
Audit Fees	53,500		51,000	49,640
Tax Fees	—		—	332	(2)
All Other Fees	275.6	(1)	—	500

(1)	the fees paid for Auditing Standard 105 (AS 5) training conducted by PwC, which exclude Value Added Tax of 10%.

(2)	the fees paid for tax compliance service for TII, provided by PwC, which exclude Value Added Tax of 10%.
•	Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all non-audit services provided by its independent public accounting firm must be pre-approved by our audit committee as set forth in the audit committee’s charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that: (a) our BoD must deliver to the Audit Committee (through the BoC) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (b) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.

Consistent with Section 10(i) (1) (B) of the Exchange Act paragraph (c)(7)(i)(C) of Rule 2-01 Regulation S-X issued there under, the charter of our audit committee waives the pre-approval requirement for permissible non-audit services (x) where the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the fiscal year in which the services are provided or (y) the proposed services are not regarded as non-audit services at the time the contract to perform the same is signed. In either case, the performance of such non-audit services must subsequently be approved either by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.
DOCUMENTS ON DISPLAY
We file or furnish reports, including annual reports with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any material which is filed as an exhibit to this annual report on Form 20-F with the U.S. Securities and Exchange Commission is available for inspection at our corporate communications office at Grha Citra Caraka Building, 5th floor, Jalan Gatot Subruto Kav. 52, Jakarta 12710, Indonesia.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act’’)), as of December 31, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective. Our disclosure controls and procedures include, without limitation, controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f ) and 15d-15(f ). Our Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment our management used the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Kantor Akuntan Publik Tanudiredja, Wibisana & Rekan (formerly known as KAP Haryanto Sahari & Rekan), a member firm of PricewaterhouseCoopers global network, an independent registered public accounting firm, as stated in their report which appears on page F-3-F-4 herein.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no significant changes in our internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our internal control over financial reporting.
We are committed to continuing to improve our internal control processes and will continue to diligently review and monitor our financial reporting controls and procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the Commission. We will also continue to devote significant resources to the improvement of our internal control over financial reporting over time.

OUR PEOPLE: TELKOM’S EXCELLENT RESOURCE
We Empower and Manage Our Employees
Over the past few years, we have made fundamental changes to the management of our human resources by redefining the concept of handling human resources into managing human capital. We regard individual talent (skills, knowledge, attitude, aptitude, expertise, experience, eligibility, ability, suitability, authority, training, education, creativity, and other value added traits) as an asset that enables the creation of a learning organization.
Our performance highly depends on the quality and professionalism of our employees. To further create value, we are in the process of shifting our human resources management paradigm to better re-align its employees to engage in the growing “new wave” businesses. Under our Human Capital master plan, our human resources transformation efforts have been focused on guiding the business transformation to new wave business through workforce planning, including competency development and talent management.
In 2009, we focused our human resources to oversee our business transformation towards new wave as structured in the Human Capital Master Plan. The plan guides workforce planning regarding HR composition enhancement which refocuses competency recruitment and enhancement to be in line with the new wave business, and also implement early retirement program to eliminate other non new wave areas. In addition, we are undergoing an organization transformation to support the new wave by establishing a stand alone TELKOM Flexi Division (“DTF”). In managing its HR, we have set up talent management, competency directory, and competency development policies which pursue to achieve our goal of our “new wave” business.
The aim of the change from Human Resource to Human Capital is to offer wider career opportunities to our best employees who have performed well, so that the employees’ quality and professionalism can be developed. To adapt to the changing business environment, we altered our mindset in Human Resource management by making the Human Resources department as a “Guard of Values” that consist of 5 roles of Human Resources (Administrative Expert, Employee Champion, Change Agent, Strategic Business Partner & HR Leader). By doing this we expect that the spirit and the loyalty of our employees will be increased, so they will always give the best contribution to our Company.
HUMAN RESOURCES PROFILE
A. TELKOM
Number of Employees
As of December 31, 2009, we had 28,750 employees, of which 23,154 were employed by our Company, and 5,596 were employed by our subsidiaries.
The table below sets forth a breakdown of our employees by position as of December 31, 2009:

		TELKOM’s subsidiaries as
	TELKOM as at 31-Dec-09	at 31-Dec-09
Senior management	155	224
Middle management	2,537	597
Supervisors	10,021	1,020
Others	10,441	3,755
Total	23,154	5,596
As of December 31, 2008, we had 30,213 employees, of which 25,016 were employed by our Company, and 5,197 were employed by our subsidiaries.
As of December 31, 2007, we had 32,465 employees, of which 25,361 were employed by our Company, and 7,104 were employed by our subsidiaries

Between 2005 and 2009, the numbers of our employees (excluding our subsidiaries’ employees) decreased by a compound annual growth rate of 4.8%. This indicated the relative success of our multi-exit programs, especially the early retirement programs during the periods from 2005 to 2009.
In 2009, the number of TELKOM’s employees (excluding our subsidiaries’ employees) decreased by 7.4%, or 1,862 people, primarily due to a revitalized early retirement program, as well as normal retirement, resignation, death and other reasons. Management believes that we have a generally good relationship with our employees and with the labor unions of our employees.

B.	Profile of our Employees (excluding Subsidiaries)

1.	Level of Education
A breakdown of the educational background of our Company’s employees as of December 31, 2009 is as follows:
•	pre-college 8,751 (37.8%);

•	diploma graduates (D1-D3) 6,086 (26.3%);

•	university undergraduates (S1) 6,733 (29.1%); and

•	post-graduates (S2-S3) 1,584 (6.8%).

	2008		2009
Level of Education	Employees	%	Employees	%
Pre College	10,239	40.9	8,751	37.8
Diploma Graduates	6,485	25.9	6,086	26.3
University Graduates	6,796	27.2	6,733	29.1
Post Graduates	1,496	6.0	1,584	6.8
Total	25,016	100.0	23,154	100.0
Compared to December 31, 2008, the composition of our Company’s employees on the basis of their education has changed in 2009 as follows: There was a decrease in the percentage of pre college educated personnel, an increase in diploma graduates (D1, D2 and D3), graduates and post graduates, signifying the shift towards higher educated personnel, reflecting the success of our current recruitment policy and early retirement program offered to employees.

2.	Age
In 2009, those 45 years of age and above represented the largest age group among our Company’s employees, and accounted for 13,710 (59.2%) of our Company’s total workforce. Employees who were between 31-45 years of age accounted for 8,470 (36.6%) of our Company’s total workforce. Employees who were below 30 years of age accounted for 974 (4.2%) of our Company’s total workforce.

	2008		2009
Age Group	Employee	%	Employee	%
<30	979	3.9	974	4.2
31 -45	11,154	44.6	8,470	36.6
>45	12,883	51.5	13,710	59.2
Total	25,016	100.0	23,154	100.0

HR MEASUREMENT
To measure employee performance, we use the Competency Base Human Resource Management (CBHRM) program. When initially implemented in 2004, CBHRM was only partly used to gauge performance and induce competition among employees to improve performance level.
In 2007, we began to rely fully on CBHRM to measure employee performance, define salary grades, and develop competence. Based on this, we updated the Competency Directory and developed a Master Plan to guide our human capital development for the period of 2008-2012.
In 2009, the CBHRM policy covered several areas, among others, the following:
•	Competency Development: the Competency Directory was updated to support the Assessment Tool application, evaluation of assessment tool application and the competency development guidelines were updated in line with our transformation into an InfoComm company;

•	Career Management: job tendering and fit and proper testing were implemented for certain positions, taking into account profile match up; and

•	Performance Management: the application of the Assessment Tool was evaluated and developed along with the 360% competency assessment system, both of which were aimed at building competencies that is to reduce self assessment valuation and adding superior’s valuation.
HR DEVELOPMENT
Our HR development is aligned with our business strategy, based on the Corporate Strategy Scenario (CSS), Master Plan for Human Capital (MPHC), Training Need Analysis (TNA), organizational transformation and financial growth.
EDUCATION AND TRAINING
In 2009, employee education and training were focused on:
•	Developing leadership, grooming potential leaders who are high achievers with an affinity for excellence and a global mindset;

•	Supporting the strategic goals of our Company with respect to the CSS and business plans of respective business units; and

•	Closing the competency gap among employees, through competency evaluation based on CBHRM assessments.
Leadership Development Program are provided through various program:
▪	Leadership for Basic Level (Supervisory Leadership Fundamental, Supervisory Leadership Functional;

▪	Leadership for Mid Level (Suspim1 35 B, Public Leadership for Middle Management); and

▪	Leadership for Senior Leader (Suspim 135A, Functional Leadership, Commander Training, Public Leadership for Senior Leader).
In 2009 Competency Development Program (employee education and training) were delivered to 39,637 employees consist of Leadership Development Program were held for 1.121 staffs , Functional Development Program were provided to 38.372 employees, and Talent Development Program were held for 144 attendees.
These training programs focused on increasing employee competency level in technology, marketing and management of the telecommunications, information businesses and new wave development in line with our vision of being the market leader in the InfoComm field. Various co-operative efforts with leading institutions related to our industry were undertaken to support our training programs, both at home and abroad.
In 2009, we allocated a total of Rp116.9 billion for training and education. The average allocation per employee amounted to Rp2.95 million, based on the total number of employees who underwent training in 2009, which reached a total of 39,637 attendees out of our total workforce of 23,154 employees.

Other efforts to develop human resources were done through Knowledge Management, as a facility for every employee to share ideas, concepts and information through written articles that are accessible to all of our employees.
The Dunamis Organization Service acknowledge that we have successfully utilized knowledge sharing in managing the company. On July 15, 2008, we were ranked third in the Indonesian Most Admired Knowledge Enterprise (MAKE) Award, and we were one of the nominees in the Asian “MAKE” Award on October 15, 2009 in South Korea.
To enhance our human resources in the future, we continue to seek the ideal HR composition through strategic and targeted recruitment programs developed by our Assessment Service Center and Talent Pool.
PROMOTIONS AND TRANSFER
In 2009, there were promotions of 1,804 employees and internal transfers of 1,132 employees. Promotions were based on the Assessment Tool and Job Tender methods.
IMPROVEMENT OF HR SERVICES
Improvements were carried out on our employee relations media and human resources care center (“HRCC”), both of which were able to create more effective solutions for HR and internal communications. The HR media was unveiled in October 2007.
In addition, an official website on Human Capital and General Affairs was developed to facilitate communications between policy makers, HR management and employees. The website enables employees to search for HR policies and related information, complete with a query-and-reply site for issues related to HR policies and their implementation.
In 2009, we developed IT Based HR Services such as: personal work target online, attendance online, travel expense request online, absence online, career online and TNA (Training Need Analysis) online.
IT SUPPORT FOR INTERNAL COMMUNICATIONS
We employ IT applications to support internal communications, including business automation processes, electronic memos, virtual meetings, shared files, online surveys and the Intranet.
EMPLOYEE EXTRACURRICULAR PURSUITS
To enhance employee productivity, we facilitate extracurricular activities by employees in cultural, sports and religious affairs. As much as possible these activities are geared towards the participation of employees and their families, including activities such as the Al Qur’an reciting competition, church choirs, Utsawa Dharma Gita and sports events.
EARLY RETIREMENT
In December 2009, we offer an Early Retirement Program (“ERP”) for all of our employees. We offered this to make our business environment more effective and competitive. The program was offered on a voluntary basis to all employees meeting the eligibility criteria (e.g., education, age, tenure, performance). A total of Rp1,028 billion was paid out to 1,336 our employees under this program on January 31, 2010.
EMPLOYEE RELATIONS MANAGEMENT
In May 2000, our employees formed a union named “Serikat Karyawan TELKOM” or “SEKAR”. In May 2006, several of our employees formed another union named “Serikat Pekerja” or “SP” as an alternative to SEKAR. The formation of each of SEKAR and SP is in accordance with the Presidential Decree No. 83 of 1998 regarding ratification of ILO Convention No. 87 of 1948 concerning the freedom to form a union and the protection of the right to form an organization. Membership with the unions is not compulsory. We believe that we have good relations with both SEKAR and SP. However, there can be no assurance that the activities of employee unions will not materially and adversely affect our business, financial condition and prospects.
Employee relations management is governed by Collective Work Agreement (“CWA”) III dated July 17, 2007 which sets out the rights and responsibilities of our Company, our employee and SEKAR.
Our Management and Sekar have not yet agreed on the “uniformula” proposed in the draft CWA (Collective Work Agreement) IV. The main point of contention is “a difference in interpretation of the implementation of Article 35 chapter 4 of CWA III.” This essentially states that the provision of Bantuan Peningkatan Kesejahteraan (“BPK”) or Pension Benefit with a tariff of 2 times THT, ends on January 1, 2009 and that, as of February 1, 2009, Pension Benefit will be calculated on the uniformula principle and the amount of which will be determined by agreement between the Management and Sekar. As a result, as yet there is still no definitive formula for the payment of Pension Benefit on the Uniformula Principle (Article 35 chapter 4 CWA III). Our management is providing Pension Benefit Assistance (Bantuan Manfaat Pensiun Sekaligus, or BMPS) as a solution for employees who retire on or after February 1, 2009. As of December 2009, the BMPS program has paid out pension benefits to more than 111 retired Telkom employees whose claims have been processed.
COMPETITIVE REMUNERATION
In general, our employees receive a base salary and salary-related allowances, bonuses and various benefits, including a pension plan and a post-retirement health care plan, medical benefits for themselves and for certain members of their immediate family, housing allowance and other allowances and benefits, including those tied to the performance of their respective working units.
Bonuses are budgeted in advance and are paid out in the following year in which they were accrued. Over the past five years, the size of the annual bonus has ranged from Rp186.4 billion to Rp391.3 billion. Bonuses for 2009 will be paid to all employees after the completion of 2009 audited financial report. The size of bonus will be determined and agreed on during the AGM in the year 2010 before distribution to all employees based on their position level. In order to remain competitive remuneration standard, We periodically carry out a salary survey for top management and employees. We are a member of a corporate group that follows the movement of market price salaries.
Our mandatory retirement age is 56. We sponsor two pension plans: (i) a defined benefit pension plan for permanent employees hired prior to July 1, 2002 and (ii) a defined contribution pension plan for all other permanent employees.
DEFINED BENEFIT PENSION PLAN
The amount of the pension entitlement under the defined benefit pension plan is based on the employee’s length of tenure and salary level upon retirement and is transferable to dependents upon the demise of the employee. The main sources for the pension fund are the contributions of us and our employees. The participating employees contribute 18% of basic salary (prior to March 2003 the employee contribution rate was 8.4%) and we contributes the remaining amount required to fund the plan. Under the defined benefit pension plan, the minimum pension benefit for retired employees is approximately Rp425,000 per month. Our contributions to the pension fund were Rp700.2 billion, Rp889.1 billion and Rp 889.1 billion for the years ended December 31, 2007, 2008 and 2009 respectively.
DEFINED CONTRIBUTION PENSION PLAN
The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. Employees have a choice among several recognized pension fund institutions under the plan. Our annual contribution to the defined contribution pension plan is determined based on a certain percent of the participants’ salaries and amounted to Rp2,196.0 million, Rp3,001.2 million and Rp3,841.4 million in 2007, 2008 and 2009 respectively.
Employee who complete a requisite numbers of years of service are entitled to receive cash awards at the time of their termination.
We also provides post-retirement healthcare benefits for all of its retired employees, including their immediate family. There are two types of funding for post-retirement healthcare benefits: (i) for employees hired before November 1, 1995 and completed at least 20 years of service, such benefits are funded by the TELKOM Healthcare Foundation (Yakes); (ii) for all other employees, starting in August 2008, such benefits will be granted in the form of an insurance allowance by us. Our contributions to the plan funded by the TELKOM Healthcare Foundation were Rp900.0 billion, Rp1,100.8 and Rp1,101.5 billion for the years ended December 31, 2007, 2008 and 2009, respectively. Our contributions to the plan granted in the form of an insurance allowance during the year 2009 amounted to Rp22,8 billion.

TELKOM EMPLOYEE REWARD (TER)
Awards are given to selected employees, or units, aimed at motivating them to increased productivity. The awards are called TELKOM Employee Rewards, covering religious awards, individual performance awards, and unit performance awards.
Since October 2008, we changed our reward policy to also reward external groups and communities through awards such as CSR Award, Healthiest Family Awards, Best Tactical Innovator Award, Champion Award, and Best Regional Office Award.
TELKOM Employee Shares Management (ESOP)
The main ESOP program includes the buying and selling of ESOP shares, and the provision of ESOP share dividends. During our IPO on November 14, 1995, as many as 116,666,475 shares were distributed to 43,218 employees. As of December 31, 2009, 14,316,126 of our shares were obtained by 11,775 employees and TELKOM retirees.
EMPLOYEE HEALTH MANAGEMENT
We provide health services to its employees through the TELKOM Health Foundation (“Yakes”). The main activity of Yakes is to care for the health needs of our employees, retirees and their immediate family members.
For the year ended December 31, 2009, Yakes’ healthcare facilities totaled 947, consisting of 17 TELKOM health centers and 930 other healthcare facilities operated in cooperation with healthcare partners such as doctors, health specialists, hospitals, drug stores, clinics, labs, opticians and others.
Our employees, retirees and immediate family members who are registered in the Yakes healthcare program numbered 149,707 at year-end 2009, 9,644 fewer than in 2008. The decline was due to expired membership resulting from death and progressive age outside the stipulated age limit.
Safety, Health and Environmental Security at Work (K3)
In 2009, we focus our K3 efforts on meeting the zero accident standard. K3 scoring is done yearly and is still in the process of being completed for 2010.
To ensure the safety, health and environmental security of our employees and others within and surrounding TELKOM operations, and to safeguard sources of production as well as production process, production equipment, and working environment, we have developed a comprehensive K3 policy with the objective of reaching the zero accident standard. Our K3 management is carried out in conformation with the regulations of the union and the regional K3 Supervising Authority of the Ministry of Manpower of the Republic of Indonesia.
In 2009, a K3 survey was carried out in conjunction with the TEOS survey, which was the first survey of its kind ever undertaken to determine whether we have provided a working environment that is at par with requirements. The result of the K3 achievement in the survey was 77.72%, which is categorized as “Fair”.
Our success in managing K3 is reflected through the achievement of Zero Accident and Golden Flag Award in 2009, which showed a significant increase compared to 2008. Score for Zero Accident grew by 23% while Golden Flag increased by 200%. It represents an increase of awareness from employees and senior Leader regarding the importance of preventing detriment due to unsafe condition and unsafe action.

CORPORATE DATA
HISTORY OF THE COMPANY
TELKOM, a majority state-owned company, is Indonesia’s leading provider of fixed line telecommunications services. At the same time, TELKOM’s majority-owned subsidiary, PT Telekomunikasi Selular (“Telkomsel”) is the largest Indonesian mobile cellular operator. The Company provides a range of other telecommunications services, including interconnection, network, data and internet, and related services. Our aim is to operate reliable telecommunications networks and provide high quality telecommunications and information services.
TELKOM’s history started in 1856, on October 23, with the operation of Indonesia’s first electromagnetic telegraph by the Dutch Colonial Government connecting Batavia (Jakarta) and Buitenzorg (Bogor).
In 1884, the Dutch colonial government founded a private company to provide postal and domestic telegraph services and, later on, international telegraph services. Telephony had been introduced to Indonesia in 1882. Telephony services were provided by privately-owned companies under a 25-year government license until 1906, when all postal and telecommunications services in Indonesia were taken over by a government agency established by the Dutch colonial government. In 1961, most of these services were transferred to a newly-established state-owned company. Four years later, in 1965, the Government separated postal and telecommunications services into two state-owned companies, PN Pos and Giro and PN Telekomunikasi.
In 1974, PN Telekomunikasi was further divided into two state-owned companies. Perusahaan Umum Telekomunikasi (“Perumtel”) provided domestic and international telecommunications services, while PT Industri Telekomunikasi Indonesia (“PT INTI”) manufactured telecommunications equipment. A further division in 1980 saw the international telecommunications business taken over by the newly established PT Indonesian Satellite Corporation (“Indosat”).
The next milestone came in 1991, when Perumtel became a state-owned limited liability corporation and renamed Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, or TELKOM. Up until 1995, TELKOM’s operations were organized along twelve regional operating units known as “Witel”. Each Witel had full responsibility for all aspects of business in their respective regions, from the provision of telephone services to property management and security.
In 1995, TELKOM reorganized the twelve Witels into seven regional divisions (Division I covering Sumatra; Division II, Jakarta; Division III, West Java; Division IV, Central Java and DI Yogyakarta; Division V, East Java; Division VI, Kalimantan; and Division VII covering eastern part of Indonesia) and one Network Division. Under a series of Cooperation (KSO) Agreements, TELKOM transferred the right to operate five of its seven regional divisions (Regional Divisions I, III, IV, VI and VII) to private sector consortia. Under these agreements, the KSO partners manage and operate the regional division concerned for a fixed term, build a specified number of fixed lines and, at the end of the term, transfer the telecommunications facilities to TELKOM for an agreed amount in compensation. Revenues from the KSO operations were shared between TELKOM and the KSO partners.
Indonesia was severely affected by the Asian economic crisis that began in mid-1997. Among those impacted were certain KSO partners, who experienced difficulties in fulfilling their obligations to TELKOM. TELKOM eventually acquired control of its KSO partners in Regions I, III and VI, and amended the terms of the KSO agreements with its KSO partners in Regions IV and VII to obtain legal rights to control the financial and operating decisions of those regions.
On November 14, 1995, TELKOM shares went on sale through an initial public offering on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which merged in December 2007 to become the Indonesia Stock Exchange). TELKOM’s shares are also listed on the NYSE and the LSE in the form of American Depositary Shares (“ADSs”), and were publicly offered without listing on the Tokyo Stock Exchange. TELKOM is now the largest company by market capitalization in Indonesia, with a market capitalization of approximately Rp190,512.0 billion as of December 31, 2009. The Government retains an aggregate interest of 52.47% of the issued and outstanding shares of TELKOM. The Government also holds one Dwiwarna share, which has special voting and veto rights over certain matters.
By 1999 the industry landscape had undergone considerable change. Telecommunications Law No. 36 (“Telecommunications Law”), which went into effect in September 2000, specified the framework and guidelines for a reform of the industry, including industry liberalization, facilitation of new entrants and enhanced competition. Among the proposed reforms was the progressive elimination of the joint ownership, by TELKOM and Indosat, of most of the telecommunications companies in Indonesia. This was intended to promote a more competitive market. As a result, in 2001, TELKOM acquired Indosat’s 35.0% stake in Telkomsel, resulting in TELKOM owning 77.7% of the shares of Telkomsel, while Indosat acquired TELKOM’s 22.5% interest in Satelindo and its 37.7% stake in Lintasarta. In 2002, TELKOM sold 12.7% of Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”), reducing TELKOM’s ownership of Telkomsel to 65.0%.

On August 1, 2001, pursuant to the Telecommunications Law, the Government terminated TELKOM’s exclusive right to provide fixed line services in Indonesia and Indosat’s right to provide international direct dial services. TELKOM’s exclusive rights to provide domestic local services and domestic long-distance services were terminated in August 2002 and August 2003, respectively. On June 7, 2004, TELKOM began to provide IDD fixed line services. In 2005, TELKOM launched TELKOM-2 Satellite to replace all satellite transmission services that have been served by previous satellite, Palapa B-4. In addition, to become TELKOM’s backbone transmission, TELKOM-2 satellite will support national telecommunications network to fulfill rural and multimedia telecommunication needs. Therefore, TELKOM has launched eight satellite (including Palapa-A1), named Palapa-A2 (1997-1985), Palapa-B1 (1983-1992), Palapa B2P (1987-1996), Palapa-B2R (1990-1999), Palapa-B4 (1992-2004), TELKOM-1 (1999-2008). All of these satellites have become a part of Indonesian’s Telecommunication’s history.
To maintain and sustain our growth in this competitive industry, we moved from an Information Communication company to become a TIME (Telecommunication, Information, Media, Edutainment) Company by preserving our legacy business and diversifying into the “new wave” business. This revitalized company was introduced to the public on October 23, 2009 coinciding with our 153rd anniversary, with a new tagline ‘the world in your hand’ and new positioning ‘Life Confident’. With the new brand, we are committed to provide all our customers with the confidence to live the lives they choose, on their terms and in their time.

Business and Organizational Structure
INFORMATION ON SUBSIDIARIES AND ASSOCIATED COMPANIES
CONSOLIDATED SUBSIDIARIES
See Note 1d to our consolidated financial statements.
UNCONSOLIDATED ASSOCIATED COMPANIES
Direct Ownership
PT Patra Telekomunikasi Indonesia (“Patrakom”)
Patrakom was established in September 1995 and as of the date of this Annual Report is owned by us (40%), PT Elnusa (40%) and PT Tanjung Mustika (20%). Patrakom provides satellite communication (VSAT) and related services and facilities to companies in the petroleum industries.
PT Citra Sari Makmur (“CSM”)
CSM was established in February 1986 and as of the date of this Annual Report is owned by us (25%), PT Tigatra Media (38.29%) and Media Trio (L) Inc. Malaysia (36.71%). CSM is incorporated in Indonesia and provides telecommunications services relating to VSAT applications and other telecommunications technology and related facilities.
PT Pasifik Satelit Nusantara (“PSN”)
PSN was established in July 1991 and as of the date of this Annual Report, PSN is owned by Magic Alliance Labuan Limited (24.06%), us (22.38%), Bank of New York (9.97%), Pulsa Labuan Limited (3.95%), Skaisnetindo Teknotama (1.83%), PT Trinur Cakrawala (3.75%), Hughes Space and Communications International (3.71%), Telesat Canada (3.71%) and others (26.64%). PSN provides transponder satellite leasing and satellite-based communication services to countries within the Asia Pacific region. PSN conducted an initial public offering of its Common Stock and listing on NASDAQ in June 1996, but was delisted on November 6, 2001 due to its failure to meet certain NASDAQ National Market Listing requirements.
As part of the agreement signed on August 8, 2003 between us and Centralindo Pancasakti Cellular (CPSC), we were entitled to receive CPSC’s 21.12% interest in PSN within a period of one year from the date the agreement was signed. During this period, all of CPSC’s rights in respect of the shares were granted to us. We received the shares of CPSC in PSN on August 9, 2004, increasing our legal ownership interest in PSN to 43.69%. In 2005, our ownership interest in PSN was diluted to 35.5% as a result of the debt-to-equity conversion by PSN. In 2006, our ownership interest in PSN was further diluted to 22.38% as a result of issuance of new shares to a new shareholder.
As of the date of this Annual Report, we are evaluating the costs and benefits associated with an increase of our ownership in PSN to develop a retail satellite based service such as cellular via satellite and to support the government program for providing telecommunications lines to remote areas.
PT Batam Bintan Telekomunikasi (“BBT”)
BBT was established in June 1996 and as of the date of this Annual Report is owned by us (5%) and Batamindo Investment (95%). BBT provides fixed line telecommunications services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
Bangtelindo was established in December 1993 in Indonesia. The shareholders of Bangtelindo are us (2.11%), our pension fund (54.23%) and others (43.66%). Bangtelindo’s primary business is providing consultancy services on the installation and maintenance of telecommunications facilities.
Indirect Ownership
Bridge Mobile Pte. Ltd.
On November 3, 2004, Telkomsel together with six other international mobile operators in the Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific.
Telkomsel previously held a 14.29% ownership interest. In 2005, Telkomsel’s ownership interest in Bridge Mobile Pte. Ltd. was diluted to 12.5% as a result of the issuance of new shares by Bridge Mobile Pte. Ltd. to a new shareholder, namely, Hong Kong CSL Limited.

Based on the accession agreement dated June 18, 2007, the parties agreed to admit SK Telecom Co., Ltd and Advance Info Service Public Company Limited as new shareholders of Bridge Mobile. In 2007, Telkomsel’s ownership interest in Bridge Mobile was diluted to 10.81%. In 2007, Telkomsel has paid additional subscriptions of U.S. $1,200,000 (equivalent to Rp11,069 million).
As of December 31, 2007 and 2008, Telkomsel’s contributions which represent 10% ownership interest amounted to U.S. $2,200,000 (Rp20,360 million).
Scicom (MSC) Bhd
Scicom was the contact centre company established in Malaysia. On December 31, 2007, TII bought amounted to 2,475,100 of Scicom’s shares or 0.9% of total shares.
In 2008, TII bought to 23,524,900 of Scicom’s shares or 8.88%. As of the date of this Annual Report, TII owns 26,000,000 of Scicom’s shares or 9.80% of total shares with nominal transactions amounted to U.S. $3.42 million (equivalent to Rp30,961 million).
In 2009, TII has purchased additional 16,081,800 Scicom shares with transaction value amounted to US$1.973 million (equivalent to Rp18,760 million), as a result, TII’s ownership in Scicom increased to 15.86%.
On February 3, 2010, TII has purchased additional 3,042,400 Scicom shares with transaction value amounted to US$0.42 million (equivlet to Rp3,905 million), as result, TII’s ownership in Scicom increased to 17.01%.
PT Mandara Selular Indonesia (“MSI”), previously called PT Mobile Selular Indonesia (“Mobisel”)
On January 13, 2006, we sold our entire ownership interest in MSI to a third party, Twinwood Venture Limited. The resulting gain was not significant to our consolidated statement of income.
TELKOM Organizational Structure
Our organizational structure consists of the Corporate Office Group, comprising the Directorate of Human Capital & General Affairs, Directorate of Finance, Directorate of Information Technology and Supply, Directorate of Compliance and Risk Management, the Strategic Investment & Corporate Planning Unit, the Internal Audit Department, the Corporate Affairs Department, and the Corporate Communications Department. The Business Operations Group consists of the Directorate of Consumers, Directorate of Enterprises & Wholesale, and Directorate of Network and Solutions.
The Directorate of Finance focuses on the financial management of our Company, managing our financial operations centrally. This task is assigned to the Finance Center Unit. The Directorate of Human Capital & General Affairs focuses on the human resources of the Company, also managing the HR function and operations is centrally, through the Human Resources Center Unit.
The Directorate of IT, under the Chief Information Officer (CIO), focuses on the IT management of the company, as well as supply management. and the Information Service Center and Supply Center. The Directorate of Compliance and Risk Management focuses on the compliance, legal management and risk management of the Company.
The Directorate of Network & Solutions focuses on infrastructure development and services management, as well as directing operations of the Telecommunications Infrastructure Division, Multimedia Division, TELKOMFlexi Division, Research & Development Center and the Maintenance Service Center. The Directorate of Consumer focuses on managing delivery for the retail market segment, as well as the management of seven regional divisions.
While the Directorate of Enterprise & Wholesale focuses on managing delivery channels to the enterprise and wholesale market segment, as well as the management of Enterprise Service Division and the Carrier & Interconnection Service Division.
In order to achieve more synergy between corporation and its subsidiaries as of April 2009, several strategic positions were developed. These are Senior Vice Presidents (SVP) which directly report to and have responsibility to the corporation President Director. Selected president directors of subsidiaries are simultaneously assigned as SVPs related to its industry’s sector: cellular, IT & adjacent and international business as main corporation portfolio.

To accelerate and ensure effective decision making process, the Directors are supported by Executive Committees, which is : Committee on Ethics, HR & Organization; Committee on Costing, Tariff, Pricing & Marketing; Committee on Corporate Social Responsibility; Committee on Regulations; Committee on Disclosure; Committee on Subsidiary Management; Committee on Products, Infrastructures and Investments; Committee on Treasury, Finance and Accounting; and Committee on Risks. Description of the Executive Committees are available on page 139.

The foundation of TELKOM’s organization has been designed and developed with the view towards achieving sustainable development and growth over the long-term by focusing on meeting customer satisfaction, building cutting-edge infrastructure, providing quality service, and employing competent human capital.

Profile of BoC
The members of the BoC as of December 31, 2009 were:

	Age as of
	December
Name	31, 2009	Title	Since
Tanri Abeng	68	President Commissioner	March 10, 2004
P. Sartono	65	Independent Commissioner	June 21, 2002
Arif Arryman	54	Independent Commissioner	June 21, 2002
Bobby A. A. Nazief	50	Commissioner	September 19, 2008
Mahmuddin Yasin	55	Commissioner	June 29, 2007
Tanri Abeng
Mr. Abeng, 68, served as the President Commissioner of the Company since March 10, 2004. He previously held several other prominent positions, including Commissioner of PT Sepatu BATA from 1989 to 1998, President Director (1980-1991), and President Commissioner (1991-1998), of PT Multi Bintang Indonesia, President Director of PT Bakrie and Brothers (1991-1998) and President Commissioner of PT British American Tobacco Indonesia (1993 to 1998). He was elected to the People’s Assembly of Republic of Indonesia for six years (1993-1999) before becoming Minister of State Enterprises (1998-1999). A graduate of Hasanuddin University, he earned his Master’s degree in Business Administration from State University of New York, Buffalo, and completed the Advanced Management Program from Claremont Graduate School in Los Angeles.
P. Sartono
Mr. Sartono, 65, served as an Independent Commissioner of the Company since June 21, 2002. He has been with the company since 1972 and was Corporate Secretary from 1992 to 1995 before he retired in 2000. He has also held several other positions, such as in Directorate General of Post and Communications between 1973 and 1985 and the President Director of PT Telekomindo Primabhakti (1995-1998). After graduating in Law from the University of Indonesia, he earned a Master’s in Management (Marketing) from IPWI Jakarta. He also holds a Master’s in Law from the Institute of Business Law and Management (STI IBLAM) in Jakarta.
Arif Arryman
Mr. Arryman, 54, has been an Independent Commissioner of the Company since June 21st, 2002. He also served as an Independent Commissioner of PT Bank BNI Tbk for four years (2001-2005) and as advisor to the Coordinating Minister for Economic Affairs. Mr. Arryman was also a member of the Assistance Team to the Minister of Finance. Currently, he also serves as an Independent Commissioner of PT Semen Gresik, Tbk. Mr. Arryman graduated with a degree in Industrial Engineering from Bandung Institute of Technology (ITB), a master’s degree in Engineering from Asia Institute of Technology in Bangkok, Thailand, Diploma d’etude Approfondie in economics from Universite Paris-IX Dauphine in France and a doctoral degree in economics from Universite of Paris-IX Dauphine in France.
Bobby A.A. Nazief
Mr. Nazief, 50, has been a Commissioner of the Company since September 19, 2008. He is also serving as IT Senior Advisor to the Minister of Finance of the Republic of Indonesia. Previously, he served as the IT Senior Advisor to the Chairman of The Audit Board of The Republic of Indonesia and the Director of Computer Science Center, University of Indonesia. He is also a lecturer in the Faculty of Computer Science, University of Indonesia. He earned his Ph.D degree in Computer Science from University of Illinois at Urbana-Champaign.
Mahmuddin Yasin
Mr. Yasin, 55, has served as a Commissioner of the Company since June 29, 2007. He is also the Deputy for Restructuring and Privatization at the Ministry of State-Owned Enterprises, having previously served as the Ministry’s Director of Privatization and as Deputy Chairman of the Indonesian Bank Restructuring Agency (IBRA). He has also been President Commissioner of PT Socfin Indonesia since April 11, 2005 and President Commissioner of PT Pupuk Sriwijaya since July 8, 2004. Between 2001 and 2003, he headed the board of Dharmais Cancer Hospital and was a Commissioner of PT Indo

Farma Tbk (2002-2003). After graduating in Economics from Krisnadwipayana University, Jakarta, he earned an MBA from Washington University, St. Louis, USA.
Profile of BoD
The Members of the BoD as of December 31, 2009 were:

	Age as of
	December
Name	31, 2009	Title	Since
Rinaldi Firmansyah	50	President Director	February 28, 2007
Sudiro Asno	53	Director of Finance	February 28, 2007
Faisal Syam	54	Director of Human Capital & General Affairs	February 28, 2007
I Nyoman G Wiryanata	51	Director of Consumer	March 1, 2008
Ermady Dahlan	57	Director of Network & Solution	March 1, 2008
Arief Yahya	49	Director of Enterprise & Wholesale	June 24, 2005
Prasetio	50	Director of Compliance & Risk Management	February 28, 2007
Indra Utoyo	48	Director of Information Technology & Supply	February 28, 2007
Rinaldi Firmansyah
Mr. Firmansyah, 50, has served as President Director of the Company since February 28, 2007. He was previously the Director of Finance (2004-2007). Other important positions he has held include Vice President Commissioner of PT Bahana Securities (2003-2004), President Director of PT Bahana Securities (2001-2003), and Commissioner and Head of the Audit Committee of PT Semen Padang (2003). After graduating with a degree in electrical engineering from the Bandung Institute of Technology (ITB), he earned his MBA from the Indonesian Institute of Management Development, Jakarta. He is also a Chartered Financial Analyst (CFA).
Sudiro Asno
Mr. Asno, 53, has been Director of Finance of the Company since February 28, 2007. After joining the Company in 1985, he held several positions in the finance department before being appointed Senior General Manager of TELKOM’s Finance Center. He is a graduate in Economics, majoring in Accounting, from Padjadjaran University, Bandung.
Faisal Syam
Mr. Syam, 54, has served as the Company’s Director of Human Capital & General Affairs since February 28th, 2007. He has been with the Company since 1983, and once held the position of Senior General Manager of TELKOM’s Human Resource Center. This graduate in Mathematics from University of North Sumatra also has a Master’s degree in management from the Bandung School of Management (STMB).
I Nyoman G Wiryanata
Mr. Wiryanata, 51, was appointed as Director of Network & Solution since February 28, 2007. However, he was then reassigned as Director of Consumer through a decree of the BoC effective March 1, 2008. He has held several positions since joining the Company in 1983, including Executive General Manager of Regional Division I (Sumatra). A graduate in electrical engineering from the Surabaya Institute of Technology, he also holds a Master’s degree in Business Administration from the Prasetya Mulya Institute of Management.
Ermady Dahlan
Mr. Dahlan, 57, has served as Director of Consumer since February 28, 2007. However, he was then reassigned as Director of Network & Solution through a decree of the BoC effective March 1, 2008. He joined the Company in 1973 and once held the position of Executive General Manager of Regional Division II (Jakarta). He graduated from the National Telecommunication Academy, Bandung with a degree in Telecommunications.

Arief Yahya
Mr. Yahya, 49, has been Director of Enterprise & Wholesale since June 24, 2005. After joining the Company in 1986, he served as Head of TELKOM’s Regional V Division (East Java) and Regional Division VI (Kalimantan). He has a degree in electrical engineering from the Bandung Institute of Technology and a Master’s degree in Telecommunications Engineering from University of Surrey.
Indra Utoyo
Mr. Utoyo, 48, has served as Director of Information Technology & Supply since February 28, 2007. He joined the Company in 1986 and was previously Senior General Manager of TELKOM’s Information System Center. He graduated from the Bandung Institute of Technology with a degree in telecommunications and earned a Master’s in Communications and Signal Processing from Imperial College of Science, Technology and Medicine, University of London.
Prasetio
Mr. Prasetio, 50, was appointed Director of Compliance & Risk Management on February 28, 2007, having joined the Company in 2006 as Executive Vice President of Risk Management, Legal & Compliance. His previous positions was Chief of Financial Officer of PT Merpati Nusantara Airlines (2004-2005) and Advisor to the CEO of PT Bank BNI Tbk (April-July 2004). After graduating with a degree in Accounting from Airlangga University, he completed his Business Law Magister from Gadjah Mada University, Asian Institute Management, Manila, Kellog University of Chicago, Illinois and The Wharton School of Management University of Pennsylvania, Philadelphia.

SENIOR MANAGEMENT
Santoso Rahardjo
Head of Corporate Affair
Tjatur Purwadi
Head of Internal Audit
David Burke
EVP Strategic Investment & Corporate Planning
Joddy Hernady
VP Corporate Strategic Planning
Honesty
VP Strategic Business Development
Eddie Wibawa
VP Business Portfolio & Synergy
Budhi Santoso
VP Business Performance Evaluation
Ahmad Kordinal
VP Corporate Office Support
Eddy Kurnia
VP Public and Marketing Communication
Herdy Rosadi Harman
VP Regulatory Management
Johni Girsang
VP Product Owner Audit IA
Mohammad Nuhin
VP Delivery Channel Audit
Hery Bowopoernomo
VP General Services IA
David Bangun
VP Infrastructure & Service Planning
Anie Sulistiani Soendjojo
VP Network Operation
Dwi Sasongko Purnomo
VP Tariff
Budi Siswanto Muljadi
VP Enterprise
Syarif Syarial Ahmad
VP Wholesale
Arief Musta’in
VP Product Management

Teni Agustini
VP Marketing & Customer Care
Bagyo Nugroho
VP Sales
Sutoto
VP Supply Planning & Control
Halim Sulasmono
VP IT Policy
Syamsul Bahri
VP Asset Management
Ikhsan
VP System Risk Management
Teddy Tedja Permana
VP Legal & Compliance
Michael Gatut Awantoro
VP Business Effectiveness
Djaka Sundan
VP Organization Development
Wien Aswantoro Waluyo
VP Industrial Relation
Martinus Wisnu Adji
VP Financial & Logistic Policy
Teguh Wahyono
VP Management Accounting
Ofan Sofwan
VP Treasury & Tax Management
Sunarto
VP Financial Accounting
Agus Murdiyatno
VP Investor Relation / Corporate Secretary
Mas’ud Khamid
EGM West Consumer Service Division
Tri Djatmiko
EGM East Consumer Service Division
Slamet Riyadi
EGM Business Service Division
Abdus Somad Arief
EGM Enterprise Service Division
Tutut Arief Bahtiar
EGM Carrier & Interconnection Service Division

Edy Irianto
EGM Infrastruktur Telekomunikasi Division
Muhammad Awaluddin
EGM Access Division
Ruslan Rustam
EGM Multimedia Division
Triana Mulyatsa
EGM Telkom Flexi Division
Otong Iip
SGM Finance Center
Nilawati Djuanda
SGM Maintenance Service Center
Mustapa Wangsaatmadja
SGM Research & Development Center
Judi Rifajantoro
SGM Information Service Center
Ketut Suwirya Kardha
SGM Supply Center
Alini Gilang
SGM HR Center
Rizkan Chandra
SGM Learning Center
Deddy Kurniadi
Acting Head of Management Consulting Center
Freddy Triani
Project Management Office Coordinator

PRODUCTS AND SERVICES
Business transformation, apart from corporate restructuring, can also be carried out by other means, one of which is through innovative business development that specifically accommodates the needs of the customer while, at the same time, can provide opportunities to reap significant opportunities. As an integrated telecommunications operator, we embarked on a number of business developments that covered fixed wireline, fixed wireless, cellular, data & internet, and network & interconnection and are aimed at fulfilling the needs of a broad spectrum of customers ranging from the retail consumer, the corporate customer, as well as other licensed operators.
The success of our business allows us to optimally synergize our entire potential at our disposal so as to position ourselves as the total solutions provider to customers as well as to strengthen our Company’s position in the face of increased competition. For this purpose, the TELKOM Group had carried out a number of synergistic marketing and sales promotions.
TELKOM Group’s products and services comprise of over 200 products and services, and are categorized by its portfolio business. Our products and services are classified as follows: fixed wireline, fixed wireless, cellular, data & internet, and network & interconnection.
Fixed wireline
TELKOMLokal. TELKOMLokal is a service for calls between subscribers within a range of less than 30 km or within one local boundary. The tariff rate used for local telephone calls is Rp250 per pulse rate.
TELKOMSLJJ. TELKOMSLJJ, commonly referred to SLJJ (Sambungan Langsung Jarak Jauh or Long Distance Direct Dialing), is a long-distance telephone service within Indonesia. The caller and the receiver utilize different area codes. The charges are dependent on the distance, time, and date of the call.
TELKOMSLI-007. Previously, this product and service was named TELKOM International Call (TIC) 007 as it launched on June 2004. On May 2006, TELKOM changed its name to TELKOMSLI-007. TELKOMSLI-007 is international direct dialing by means of the 007 access code. This service also provides operator-assisted calls by dialing 107.
TELKOMSpeedy. Speedy Broadband Access is a broadband service that uses the ADSL (Asymmetric Digital Subscriber Line) technology for high-speed internet access with a speed of up to 3 Mbps (downstream). Speedy provides data services, multimedia, and telephone/fax simultaneously by means of an existing telephone cable line.
Fixed Wireless
TELKOMFlexi. TELKOMFlexi is a voice and data telecommunications service based on wireless CDMA (Code Division Multiple Access) 2000-1x technology. This is a limited mobility service, meaning that, unlike cellular subscribers, TELKOMFlexi customers can only use the service within a particular area code. Charges are based on residential telephone (PSTN TELKOM) tariffs. TELKOMFlexi offers three basic services: voice, SMS and low speed data. Value added services such as Ring Back Tones (RBT) are also available.
Among TELKOMFlexi’s advantages are its clear sound quality and low radiation. Customers can choose from a wide range of terminals ranging from mobile to fixed terminal. Mobile Set (CDMA handset) users have the option of using either postpaid (FLEXIClassy) or pre-paid (FLEXITrendy) services, while fixed users can use Fixed Wireless Terminals (FWT) to access FLEXIHome, which is based on the ESN (non SIM Card) system.

One of TELKOMFlexi’s most competitive products is FLEXICombo, an innovation that allows customers to have two or three Flexi numbers in one card, thus providing inter-city mobility. FLEXICombo, which is derived from FLEXIClassy and FLEXITrendy, is designed for users who frequently use roaming services.
In November 2008, we implemented FKIOSK a system that enables TELKOMFlexi to provide electronic voucher (e-voucher) services. In future the percentage sales of e-voucher will increase to exceed sales of physical vouchers.
In May 2009 we launched a service much needed by customers i.e. Long SMS, (LMS). Until now TELKOMFlexi customers had only been able to send SMS with a maximum of 160 characters. With LMS TELKOMFlexi customers can send SMS equivalent to 6 × 160 characters.
Data and Internet
TELKOMGlobal-01017. TELKOMGlobal-0107 is a premium VoIP international calling service that allows international calls to be made through the internet by inputting the access code of 01017 for calls to over 253 country code destinations. The charges applied for this service is 76.9% of the IDD charges to all countries and does not utilize a timeband. TELKOMGlobal-01017 does not require additional equipment to access and simply uses a one stage dialing method.
TELKOMSave. TELKOMSave is a standard VoIP international & long distance calling service that is similar to TELKOMGlobal-01017. However it utilizes a two-stage dialing method. In order to place international calls or long distance calls, the customer must initially dial the access code, input the pin number, and subsequently dial the desired phone number. The tariff applied for the service is 69% of the IDD. Post-paid and pre-paid customers can avail of this service.
TELKOMNet Instan. TELKOMNet Instan provides dial-up internet access without having the need to be a subscriber and is specifically designed to meet the demands of accessibility and ease of use. To access this service, the customer only needs to access the internet connection configuration on the computer and input dial number 0809 8 9999. In order to log in, the customer is required to complete the following user name: telkomnet@instan, and password: telkom. The cost will be based on the amount of time the line is used which will then be reflected in the phone bill.
plasa.com (www.plasa.com). TELKOM’s web portal service that provides information services as well as an Indonesian-speaking internet community with specific emphasis on the national educational community.
The plasa.com currently has a number of portal services which include: free email services, online web forum, online classified ads services, online blogging for netters, electronic cards services, online web chat services and IRC-like web chat, online messaging services, RSS News clips and Komunitas Sekolah Indonesia-KSI (Indonesian School Community).
i-VAS Card. To support internet users, we have issued the i-VAS (Internet Value Added Service) Card that uses a prepaid payment (micropayment) system to access various contents and internet services.
It aims to provide a dependable and secure online payment system to facilitate payment transactions with a nominal value that is not too significant and where credit cards may not be a suitable means for payment.
Ventus. Ventus is a value-added service and convergence of electronic mail services (email) and mobile system or more commonly referred to as mobile push email that is made possible by means of relaying the email that is usually communicated via desktop and laptop to a smartphone or a PDA phone. Through Ventus, the e-mail account holder can receive and send electronic messages, and not just merely via SMS, through mobile phone terminals or a PDA.
Ventus is categorized as a multimedia service for Application Service Provider (ASP), whereby TELKOM functions as a relay system from various mail systems owned by customers or managed by TELKOM for its end-users. As an ASP, customers will pay a rental fee towards the use of the Ventus application on a monthly basis to TELKOM in addition to the kilobyte charges incurred with the use of GPRS or PDN services provided by mobile/wireless operators. Ventus can also be used by Companies that operate its own email system as a vital and collaborative application used to support business activities.
Network and Interconnection
TELKOMIntercarrier. TELKOMIntercarrier is a service for other licensed operators. TELKOMIntercarrier provides domestic and international interconnection services, satellite services, leased line, infrastructure & facility sharing, data services and network access services.
The following details the products and services that are major contributors of TELKOM’s revenues.
TELKOMVision. TELKOMVision is the brand name of PT Indonusa Telemedia, our subsidiary that operates pay TV services. The services provided by TELKOMVision include Cable TV, fast internet, and satellite TV.
Cable TV utilizes HFC (Hybrid Fiber Coaxial), a technology that combines two physical access comprised of fiber optic with coaxial cable. Premium TV channels such as HBO, Cinemax and Star Movie are provided within one basic package, without additional fees required.
Subscribers of TELKOMVision can utilize a high-speed broadband internet service (at 30 Mbps downstream and 512 Kbps upstream), with no time limits and no additional phone pulse charges. By means of a broadband cable modem Data Over Cable Service Interface Specification (DOCSIS) 1.0, subscribers can avail of services provided by the TELKOMNet network through the Multimedia Division of TELKOM.
In addition to the cable network, TELKOMVision also has a Satellite TV (DTH-Direct to Home) service that utilizes infrastructure provided by TELKOM’s satellites. Subscribers are required to install additional equipment such as a mini satellite dish and a decoder.
Cellular
Telkomsel. Telkomsel is a provider of cellular telecommunications services that utilizes GSM and 3G technology. Through its product lines: kartuHALO, simPATI, and Kartu As, Telkomsel offers one postpaid service and two prepaid card services. Users of Telkomsel are entitled to various features, applications, and value added services, including SMS, WAP, GPRS, MMS, Wi-Fi, International Roaming, mobile banking, CSD, and EDGE. These features are backed by a wide network coverage and offers competitive tariff rates that are specifically designed to serve the needs and requirements of communication and multimedia.
kartuHALO. Initially introduced in 1995, kartuHALO is the most widely used postpaid service in Indonesia, which ended the year 2009 with 2 million customers. With around 38.2% share of postpaid market, kartuHALO remains the leader in this segment. kartuHALO has 3 options : HALOkeluarga for family package; HALOBebas, which offers several packages, and offers a special tariff for calls to 10 favorite numbers, 150 free SMS per month, waiver of monthly fee, and nation-wide flat tariff; and HALOhybrid which is a postpaid service that can be switched to prepaid service anytime the customers desire or until the customers have reached the usage limit.
simPATI. This product is the first and the most popular prepaid service card in Asia and is Telkomsel’s most successful product. simPATI provides international roaming services and free national/domestic roaming. Another competitive advantage of simPATI is its security features (it cannot be bugged or duplicated), accessibility, and affordable price.
Kartu As. Launched in 2004, Kartu As is an affordable and inexpensive prepaid service. Kartu As can be used throughout Indonesia with a competitive talk time tariff.

MAP OF OPERATION
PROPERTY, PLANT AND EQUIPMENT
Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights, notably rights to build (Hak Guna Bangunan) and rights to use (Hak Pakai), whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements.
As of December 31, 2009, we, excluding our subsidiaries, had land use rights to approximately 2,452 properties. We hold registered rights to build for the majority of our real property. Pursuant to Government Regulation No. 40 of 1996, the maximum initial periods for rights to build are 30 years and may be extended for an additional 20 years. Most of our real property is used to host equipment for the provision of telecommunications operations including exchanges, transmission stations and microwave radio equipment. None of our properties are mortgaged. We are not aware of any environmental issues which may affect the utilization of our properties.

ADDRESSES
HEAD OFFICE
GKP TELKOM
Jl. Japati No. 1
Bandung 40133
Tel. : (62-22) 452 1108, 452 7252
Fax : (62-22) 720 3247
Corporate Communications
Grha Citra Caraka Building, 5th Floor
Jl. Jend. Gatot Subroto No. 52
Jakarta 12710
Tel. : (62-21) 521 5109
Fax : (62-21) 522 0500
Consumer Service Division — Western Region
Grha Citra Caraka Building, 4th Floor
Jl. Jenderal Gatot Subroto No. 52
Jakarta 12710
Tel. : (62-21) 521 5100, 521 5105
Fax. : (62-21) 520 2733
Consumer Service Division — Eastern Region
Jl. Ketintang No. 156
Surabaya 60231
Tel. : (62-31) 828 6000, 828 6250
Fax. : (62-31) 828 6080
Business Service Division
Jl. S. Parman Kav. 8, 2nd Floor
Jakarta Barat 11440
Tel : (62-21) 564 6500, 5651700, 5658500
Fax. : (62-21) 565 2800
Access Division
Grha Citra Caraka Building, 7th Floor
Jl. Jendral Gatot Subroto No. 52
Jakarta 12710
Tel : (62-21) 529 0348, 520 3939
Fax.: (62-21) 522 1300
Infratel Division
Grha Citra Caraka Building, M Floor
Jl. Jenderal Gatot Subroto No. 52
Jakarta 12710
Tel. : (62-21) 522 1500
Fax. : (62-21) 522 9600
Enterprise Services Division
Chase Plaza Building, 22th Floor
Jl. Sudirman Kav.21
Jakarta 12910
Tel. : (62-21) 386 6600, 386 0068
Fax : (62-21) 386 8400
Unit Corporate Customer
Jl. Kebon Sirih Kav. 10-12
Jakarta Pusat 10110
Tel. : (62-21) 386 6006
Fax : (62-21) 380 5800

Multimedia Division
Multimedia Tower, 17th Floor
Jl. Kebon Sirih No. 12
Jakarta 10110
Tel. : (62-21) 386 0500
Fax : (62-21) 386 0300
Telkom Flexi Division
Grha Flexi
Jl. Kebon Sirih Raya No. 36
Jakarta 10110
Tel. : (62-21) 344 7070
Fax : (62-21) 344 0707
Maintenance Service Center
GKP TELKOM, 4th Floor
Jl. Japati No. 1
Bandung 40133
Tel. : (62-22) 452 4120, 452 4129
Fax : (62-22) 452 4125
TELKOM Learning Center
Jl. Gegerkalong Hilir No. 47
Bandung 40152
Tel. : (62-22) 201 4508, 201 4441
Fax : (62-22) 201 4429
TELKOM Supply Center
GKP TELKOM, 6th Floor
Jl. Japati No. 1
Bandung 40133
Tel. : (62-22) 452 6170
Fax : (62-22) 720 6583
Research and Development Center
Jl. Gegerkalong Hilir No. 47
Bandung 40152
Tel. : (62-22) 457 4784
Fax : (62-22) 457 1171, 201 3505
Information System Center
GKP TELKOM, 4th Floor
Jl. Japati No. 1
Bandung 40133
Tel. : (62-22) 452 4228
Fax : (62-22) 720 1890 — (62-22) 452 1549
Carrier and Interconnection Services Division
Jamsostek Tower, 10th Floor
Jl. Jenderal Gatot Subroto Kav. 38
Jakarta 12710
Tel. : (62-21) 5291 7007
Fax : (62-21) 5289 2080
Management Consulting Center
Jl. Cisanggarung No. 2
Bandung 40115
Tel. : (62-22) 452 1620, 452 1549
Fax : (62-22) 721 7473

TELKOM Community Development Center
GKP TELKOM, 8th Floor
Jl. Japati No. 1
Bandung 40133
Tel. : (62-22) 452 8219
Fax : (62-22) 452 8206
Assessment Service Center
GKP TELKOM, 3rd Floor
Jl. Japati No. 1
Bandung 40133
Tel. : (62-22) 452 3359, 452 3360
Fax : (62-22) 452 3344, 452 3355
Subsidiaries
PT. Telekomunikasi Selular
Wisma Mulia
Jl. Jend. Gatot Subroto Kav. 42
Jakarta 12710
Tel. : (62-21) 524 0811 ext. 11520/11556
Fax : (62-21) 529 06123
PT. Infomedia Nusantara
Jl. R.S. Fatmawati No. 77-81
Jakarta Selatan 12150
Tel. : (62-21) 720 1221
Fax : (62-21) 720 1226
PT. Indonusa Telemedia
Pusyantel Building, 3rd Floor
Jl. Prof. Dr. Supomo No. 139, Tebet
Jakarta Selatan
Tel. : (62-21) 829 8800
Fax : (62-21) 831 7400
PT Graha Sarana Duta
Jl. Kebon Sirih No. 10-12
Jakarta Pusat 10110
Tel. : (62-21) 380 0900/901
Fax : (62-21) 348 30655
PT. Telekomunikasi Indonesia International
Jamsostek Tower, 24th Floor
Jl. Jend. Gatot Subroto No. 38
Jakarta 12710
Tel. : (62-21) 2995 2300
Fax : (62-21) 5296 2358
PT. Multimedia Nusantara
The East Tower 37th Floor
Jl. Lingkar Mega Kuningan Kav E3/2 No. 1
Jakarta Selatan 12950
Tel. : (62-21) 521 0123
Fax : (62-21) 521 0124

PT. Dayamitra Telekomunikasi
Graha Pratama Building, 5th Floor
Jl. M.T. Haryono Kav.15
Jakarta 12810
Tel. : (62-21) 8370 9592/93
Fax : (62-21) 8370 9591
PT. Pramindo Ikat Nusantara
Plaza Kuningan Annex Building, 7th Floor Suite 702
Jl. HR. Rasuna Said Kav. C11-C14
Jakarta Selatan 12940
Tel. : (62-21) 520 2560
Fax : (62-21) 529 2156
Associate Companies
PT. Batam Bintan Telekomunikasi
Wisma Indocement, 2nd Floor
Jl. Jendral Sudirman Kav.70-71
Jakarta 12910
Tel. : (62-21) 251 2147
Fax : (62-21) 251 0436
Jl. Markisah, Batamindo Industrial Park
Batam 29433
Tel. : (62-770) 612 300
Fax : (62-770) 612 200
PT. Citra Sari Makmur
Chase Plaza, 16th Floor
Jl. Jend. Sudirman Kav. 21, No. 70-71
Jakarta 12910
Tel. : (62-21) 520 8311
Fax : (62-21) 570 4656
PT. Finnet Indonesia
Menara Bidakara 21th Floor
Jl. Gatot Subroto Kav. 71-73
Jakarta 12870
Tel. : (62-21) 829 9999
Fax : (62-21) 828 1999
PT. Pasifik Satelit Nusantara
Gedung Kantor Taman
A9 Unit C3 & C4
Jl. Mega Kuningan Raya Lot 8/9 No. 9
Jakarta 12950
Tel. : (62-21) 576 2292
Fax : (62-21) 576 4181
PT. Patra Telekomunikasi Indonesia
Jl. Pringgodani 2 No.33
Alternatif Cibubur
Depok 16954
Tel. : (62-21) 845 4040
Fax : (62-21) 845 7610
PT. Pembangunan Telekomunikasi Indonesia
Jl. Mangga No.4
Bandung 40114
Tel. : (62-22) 721 6282
Fax : (62-22) 720 2596

PT. Sigma Citra Caraka
DEA Tower, 8th Floor
Kawasan Mega Kuningan
Jl. Mega Kuningan Barat IX Kav.E.43 No. 1
Tel. : (62-21) 576 2150
Fax : (62-21) 576 2155
Ariawest International Finance B.V
Equity Trust Co. Nv.
Strawinskylaan 3105, Atrium 7th Floor
1077 ZX Amsterdam
The Netherlands
Tel. : (31-20) 406 44 65
Fax : (31-20) 642 76 75
PT. Balebat Dedikasi Prima
Jl. Veteran II No.17 Teluk Pinang Ciawi
Bogor 16720
Tel. : (62-251) 824 3338
Fax : (62-251) 824 2552 — (62-251) 824 7761
Scicom (MSC) Berhad
25th Floor, Menara TA One,
22, Jalan P. Ramlee
50250 Kuala Lumpur
Malaysia
Tel. : (60-3) 2162 1088
Fax : (60-3) 2164 9820
PT. Administrasi Medika
Arthaloka Building 15th Floor
Jl. Jend. Sudirman Kav.2
Jakarta 10220
Tel. : (62-21) 579 33299
Fax.: (62-21) 579 33266
Stock Exchange Supporting Agencies and Profession
Custodian (Biro Administrasi Efek)
PT Datindo Entrycom
Jl. Jendral Sudirman Kav. 34-35
Jakarta 10220
Tel. : (62-21) 5709009
Fax : (62-21) 5708914
Depository Central Efek
PT. Kustodian Saham Efek Indonesia
Jakarta Stock Exchange Building
1 st Tower, 5th Floor
Jl. Jend. Sudirman, Kav.52-53
Jakarta, 12190
Tel. : (62-21) 5299 1004, 5299 1005, 5299 1006
Fax : (62-21) 5299 1129

Rating Agency
PT Pefindo
Setiabudi Atrium, 8th Suite 809-810
Jl. H.R. Rasuna Said, Kav 62,
Jakarta 12920
Tel. : (62-21) 521 0077
Fax : (62-21) 521 0078
Custodian Bank of ADS
The Bank of New York Mellon
Depositary Receipts
101 Barclay Street
22nd Floor West
New York, NY 10286
Tel. : (1-212) 815 8162
Fax.: (1-212) 571 3050
External Auditor
KAP Tanudiredja, Wibisana & Rekan, a member firm of PricewaterhouseCoopers Global Network
Plaza 89
Jl. H.R. Rasuna Said, Kav X7 No.6
Jakarta 12940
Tel. : (62-21) 521 2901
Fax : (62-21) 5290 5555/ 5050

APPENDICES
GLOSSARY
3G
Is the generic term for third generation mobile telecommunications technologies. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.
ADS
American Depositary Share (also known as an ADR), is a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 40 of our Series B Shares.
ARPU
(Average Revenue Per User) serves as an evaluation statistic in connection with a network operator’s subscriber base. It is computed by dividing total revenues (including gross interconnection revenues) for a given period by the respective average number of subscribers for such period, except that for mobile cellular services revenues do not include connection fees, interconnection revenues, international roaming revenues from non-subscribers and dealer discounts.
ATM
(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.
B2B
(Business-to-Business Electronic Commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.
Backbone
Refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.
Bandwidth
Refers to the capacity of a communication link.
BSC
(Base Station Controller) refers to equipment that is responsible for radio resource allocation to mobile station, frequency administration and handover between BTSs controlled by the BSC.
BSS
(Base Station Sub System) refers to the section of cellular telephone network which is responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. BSS is composed of two parts: the Base Transceiver Station (BTS) and the Base Station Controller (BSC).

BTS
(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.
Capacity Utilization
Refers to the ratio of lines in service to local exchange capacity or installed lines.
C Band
C band is a portion of the electromagnetic spectrum in the microwave range of frequencies ranging from 4 to 8 GHz. It was the first frequency band allocated for commercial ground-to-satellite communications. A typical C band satellite uses 3.7-4.2 GHz for downlink, and 5.925-6.425 GHz for uplink.
CBHRM
(Competency Based Human Resource Management) refers to an approach of human resource management that focuses on the skills and talents needed to be able to perform a particular task or job effectively.
CDMA
(Code Division Multiple Access) is a wide-band spread-spectrum network technology.
DCS
(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.
Defined Benefit Pension Plan
Refers to a type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.
Defined Contribution Pension Plan
Refers to a type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through employer contributions and, if applicable, employee contributions) plus any investment earnings on the money in the account. Only employer contributions to the account are guaranteed, not the future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.
DGPT
Is the Director General of Post and Telecommunications.
Distribution Point
Is the point of interconnection between the drop-wire and the secondary cable running to a cabinet and/or a local exchange.
DLD
Refers to domestic long-distance telecommunication services such as long-distance telephone calls and leased lines services.
Downlink
Refers to the receiving portion of a satellite circuit extending from the satellite to the earth.

Drop-wire
Is the wire connecting the subscriber’s premises to the distribution point.
DSL
(Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.
DTH
Direct-to-Home satellite broadcasting or DTH is the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.
Dual band
Refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.
Duopoly System
Is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long distance and international long distance.
e-business
Refers to electronic business solutions including electronic payment services, internet data centers and content and application solutions.
Earth Station
Is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.
Erlang
refers to a unit of measurement of telephone traffic equal to one hour of conversation.
FTTx
(Fiber to the x) is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunication. The generic term originated as a generalization of several configurations of fiber deployment such as fiber to the home, fiber to the node, fiber to the building etc.
Fixed Cellular
Refers to a form of fixed wireless technology that uses conventional cellular network configurations to link a subscriber at a fixed location to a local exchange.
Fixed Line
Refers to fixed wireline and fixed wireless.
Fixed Wireless
Refers to a local wireless transmission link using cellular, microwave or radio technology to link a subscriber at a fixed location to a local exchange.

Fixed Wireline
Refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.
Frame Relay
Is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.
Gateway
Is a peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).
Government
Refers to the Government of the Republic of Indonesia.
GPRS
(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.
GSM
(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.
HSPA
(High Speed Packet Access), is a collection of mobile telephony protocols that extend and improve the performance of existing UMTS protocols. A further standard, Evolved High Speed Packet Access (HSPA+), is a wireless broadband standard defined in 3GPP release 7. It introduces a simpler IP-centric architecture for the mobile network bypassing most of the legacy equipment. HSPA+ boosts peak data rates to 42 Mbit/s on the downlink and 22 Mbit/s on the uplink.
IDD
(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.
IDX
Refers to the Indonesia Stock Exchange.
INSYNC2014
Refers to Indonesia Synchronized 2014, TELKOM’s Infrastructure, Service and Operation Master Plan to provide improved technological solutions to fulfill lifestyle needs for quality multimedia services at competitive prices. Under this master plan, we have launched various infrastructure and telecommunication services based on NGN.
Installed Lines
Refer to complete lines fully built-out to the distribution point and ready to be connected with subscribers.

Intelligent Network or IN
Is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.
IP
(Internet Protocol) is the method or protocol by which data is sent from one computer to another on the Internet.
IP DSLAM
(Internet Protocol Digital Subscriber Line Access Multiplexer). A Digital Subscriber Line Access Multiplexer (DSLAM) allows telephone lines to make faster connections to the internet. It is a network device, located near the customer’s location that connects multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.
IP VPN
Is a data communication service using IP Multi Protocol Label Switching (MPLS) and based any to any connection. This service is connected to the data security system, L2TP and IPSec. The speed depends on the customer’s needs, ranging from 64 Kbps to 2 Mbps.
ISDN
(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides high-speed internet connectivity.
ITRB
Refers to the Indonesian Telecommunications Regulatory Body.
Kbps
(Kilobits per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.
KSO
(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement that TELKOM previously entered into with a consortium of partners in which the consortium invested and operated TELKOM facilities in regional divisions. The consortium partners were owned by international operators and private domestic companies, or in cases where TELKOM had acquired the consortium partner, by TELKOM. Since the acquisition of TELKOM’s last remaining KSO partner, KSO VII, in October 2006, TELKOM no longer maintains joint operation schemes with KSO partners.
KSO Agreements
Refer to the agreements, as amended from time to time, that governed the operation of the network in the relevant KSO region for the KSO Period. See KSO Period.
KSO Period
Refers to the period covered by a KSO Agreement.
KSO Unit
Refers to a regional division of our Company that was, and when it was, previously managed and operated pursuant to the relevant KSO Agreement.
LAN
LAN is a network of interconnected workstations that enables network resources sharing. Typically, LAN covers a limited area (for example, within a building).
Leased Line
Is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

Lines In Service
Refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by us.
Local Call
Is the call among subscribers in the same numbering area without require any prefix number.
Local Exchange Capacity
Refers to the aggregate number of lines connected at a local exchange and available for connection with outside plant.
MHz
(Megahertz) is a unit of measure of frequency. One MHz is equal to one million cycles per second.
Microwave Transmission
Is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.
MMS
(Multimedia Messaging Service) is a service that enables a costumer to send a multimedia message to a receiving customer.
MoC
Refers to the Ministry of Communication. See MoCI.
MoCI
Refers to the Ministry of Communication and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.
Modern License
Is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.
MoF
Refers to the Ministry of Finance.
MSAN
(Multi Service Access Network) represents the third generation of optical access network technology and is a single platform capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to an NGN core. MSAN will enable us to provide triple play services that distribute high speed Internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

MTR
(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.
NGN
(Next Generation Network) is general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, Quality of Service-enabled transport technologies and in which service-related functions are independent from underlying transport-related technologies. A NGN is intended to be able to, with one network, transport various types of information and services (voice, data, and all sorts of media such as video) by encapsulating these into packets, like it is on the Internet. NGNs are commonly built around the Internet Protocol.
Node B
A BTS for a 3G W-CDMA/UMTS network
NSS
(Network Switching Subsystem) is a core part of a GSM system. The NSS handles switching functions, mobility management and manages the communications between mobile phones and other telephone networks.
OLO
(Other License Operator) refers to operators other than TELKOM.
Optical Fiber
Refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.
Outside Plant
Is the equipment and facilities used to connect subscriber premises to the local exchange.
PBH or Revenue Sharing Arrangement
(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.
PDN
(Packet Data Network) is a digital communications network which breaks a groups data to be transmitted into segments called packets, which are then routed independently.
PPLT
Refers to Penyediaan dan Pengembangan Layanan Telekomunikasi or Provision and Development of Telecommunications Services program established by TELKOM to provide telecommunication infrastructure to certain regions where telecommunication services are not available.
PSTN
(Public Switched Telephone Network) refers to the telephone network operated and maintained by TELKOM.
RAS
Remote Access Services (RAS) refers to any combination of hardware and software to enable the remote access to tools or information that typically reside on a network of IT devices. A RAS server is a specialized computer which aggregates multiple communication channels together.
RIO
(Reference Interconnection Offer) is a regulatory term covering all facilities, including interconnection tariffs, technical facilities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.

RSA
Refers to the Revenue Sharing Agreement
RUIM or RUIM card
(Removable User Identity Module) is a smart card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber related data such as phone numbers, service details and memory for storing messages.
SLJJ
Refers to Sambungan Langsung Jarak Jauh or domestic long distance.
Satellite Transponder
Is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.
SIM or SIM card
(Removable User Identity Module) is a “smart” card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber related data such as phone numbers, service details and memory for storing messages.
SMS
(Short Messaging Service) is a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.
SMSOE
SMSOE is an abbreviation of State Minister of State owned Enterprise.
Softswitch
Softswitch is a central device in a telephone network which connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.
SOA
The Sarbanes-Oxley Act (SOA) of 2002, enacted July 30, 2002), also known as the ‘Public Company Accounting Reform and Investor Protection Act’ and ‘Corporate and Auditing Accountability and Responsibility Act’ and commonly called Sarbanes-Oxley, Sarbox or SOX, is a United States federal law enacted on July 30, 2002. It is named after sponsors U.S. Senator Paul Sarbanes and U.S. Representative Michael G. Oxley.
Switch
Is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications networks.
TIME
TIME is an abbreviation of Telecommunication, Information, Multimedia and Edutainment.

Trunk Exchange
Is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or a trunk switch.
UMTS
(Universal Mobile Telephone System) is one of the Third Generation (3G) mobile systems within the ITU’s IMT 2000 framework.
USO
(Universal Service Obligation) is the service obligation imposed by the government on all providers of telecommunications services for the purpose of providing public services in Indonesia.
VoIP
(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.
VPN
(Virtual Private Network) is a secure private network connection, built on top of publicly accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.
VPN Frame Relay
VPN service uses frame relay network
VSAT
(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two way communications by satellite.
WAP
(Wireless Application Protocol) is an open and global standard for network communications that enables mobile users to access and interact with mobile information services such as email, websites, financial information, online banking, information and entertainment (infotainment), games and micro payments.
Wi-MAX
(Worldwide Interoperability for Microwave Access) is a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point to point links to portable internet access.
WLL
(Wireless Local Loop) is a means of providing local loop (the physical connection from the subscriber’s premises to the carrier’s point of presence or POP) facility without wires, which allows carriers to provide local loop with approximately one Gbps or more in aggregate bandwidth per coverage area. WLL is particularly effective in rocky or soggy terrain.

FINANCIAL REPORT
MANAGEMENT’S RESPONSIBILITY FOR ANNUAL REPORTING
2009 Annual Report Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk was authoritatively signed by the Board of Commissioners and the Board of Directors.

BOARD OF COMMISSIONERS	BOARD OF DIRECTORS
Tanri Abeng	Rinaldi Firmansyah
President Commissioner	President Director/CEO
Bobby A.A. Nazief	Sudiro Asno	Arief Yahya
Commissioner	Director of Finance	Director of Enterprise & Wholesale
Mahmuddin Yasin	Faisal Syam	Prasetio
Commissioner	Director of Human Capital & General Affairs	Director of Compliance & Risk Management
P. Sartono	Emardy Dahlan	Indra Utoyo
Independent Commissioner	Director of Network & Solution	Director of Information Technology & Supply
Arif Arryman	I Nyoman G Wiryanata
Independent Commissioner	Director of Consumer

Statement of the Board of Directors regarding the Board of Directors’ Responsibility for the Consolidated Financial Statements (audited) for the years ended December 31, 2008 and 2009 PT Telekomunikasi Indonesia Tbk
On behalf of the Board of Directors, we undersigned:

1.	name	:	Rinaldi Firmansyah
	business address	:	Jl. Japati No.1 Bandung 40133
	address of domicile	:	Jl. Cibitung I /22 Kebayoran Baru,
	indicated in ID card		Jakarta Selatan
	telephone number	:	(022) 452 7101
	position	:	President Director

2.	name	:	Sudiro Asno
	business address	:	Jl. Japati No.1 Bandung 40133
	address of domicile	:	Jl. Ranca Kendal No. 8A, Bandung,
	indicated in ID card telephone number	:	(022) 452 7201
	position	:	Director of Finance
We hereby state as follows:
1.	We are responsible for the preparation and presentation of the consolidated financial statements of PT Telekomunikasi Indonesia Tbk;

2.	The Company’s consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in Indonesia;

3.	a.	All information has been fully and correctly disclosed in the Company’s consolidated financial statements;

	b.	The Company’s consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts;
4.	We are responsible for the Company’s internal control system.
This statement is considered to be true and correct.
Bandung, April 8, 2010

Rinaldi Firmansyah	Sudiro Asno
President Director	Director of Finance

203

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2009
AND YEARS ENDED
DECEMBER 31, 2007, 2008 AND 2009

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

DECEMBER 31, 2008 AND 2009 AND
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

INDEPENDENT AUDITORS’ REPORT
TO
THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

We have audited the accompanying consolidated balance sheets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“the Company”) and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2007, 2008 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2007, 2008 and 2009 in conformity with accounting principles generally accepted in Indonesia.

Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 53 to the consolidated financial statements.

JAKARTA,
April 8, 2010

/s/ Chrisna A. Wardhana, CPA
Chrisna A. Wardhana, CPA
Public Accountant License No. 04.1.0943

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices utilized to audit such consolidated financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia.

Accordingly, the accompanying consolidated financial statements and the auditor’s report thereon are not intended for use by those who are not informed about Indonesian accounting principles and auditing standards, and their application in practice.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO
THE STOCKHOLDERS OF
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Indonesia. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting as set out in the controls and procedures section of 2009 Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and incorporated by reference into Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards established by the Indonesian Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 53 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

JAKARTA,
April 8, 2010

/s/ Chrisna A. Wardhana, CPA
Chrisna A. Wardhana, CPA
Public Accountant License No. 04.1.0943

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	6,889,945	7,805,460	828,166
Temporary investments	2c,2f,44	267,044	359,507	38,144
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.81,196 million in 2008 and Rp.93,483 million in 2009		544,974	604,768	64,166
Third parties — net of allowance for doubtful accounts of Rp.1,122,709 million in 2008 and Rp.1,180,067 million in 2009		2,964,795	3,184,916	337,922
Other receivables — net of allowance for doubtful accounts of Rp.9,194 million in 2008 and Rp.9,517 million in 2009	2c,2g,44	108,874	128,025	13,584
Inventories — net of allowance for obsolescence of Rp.64,849 million in 2008 and Rp.72,174 million in 2009	2h,7,37	511,950	435,244	46,180
Prepaid expenses	2c,2i,8,44	1,875,773	2,496,539	264,885
Claims for tax refund	2s,38	569,954	666,351	70,700
Prepaid taxes	2s,38	805,594	379,732	40,290
Other current assets	2c,9,44	83,407	125,482	13,314

Total Current Assets		14,622,310	16,186,024	1,717,351

NON-CURRENT ASSETS
Long-term investments — net	2f,10	169,253	151,553	16,080
Property, plant and equipment — net of accumulated depreciation of Rp.61,917,333 million in 2008 and Rp.72,534,162 million in 2009	2k,2l,4,11, 19,20,23	70,589,590	76,053,966	8,069,386
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.249,707 million in 2008 and Rp.181,917 million in 2009	2m,12,34,46	476,654	365,931	38,825
Prepaid pension benefit cost	2i,2r,41	97	497	53
Advances and other non-current assets	2c,2k,2o,13, 29,44,48	2,159,688	2,234,288	237,060
Goodwill and other intangible assets — net of accumulated amortization of Rp.6,324,335 million in 2008 and Rp.7,570,659 million in 2009	2d,2j,4, 14,37	3,187,808	2,428,280	257,642
Escrow accounts	2c,15,44	50,850	44,114	4,681
Deferred tax assets — net	2s,38	—	94,953	10,075

Total Non-current Assets		76,633,940	81,373,582	8,633,802

TOTAL ASSETS		91,256,250	97,559,606	10,351,153

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
DECEMBER 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		1,376,146	1,759,468	186,681
Third parties		10,793,238	8,084,199	857,740
Other payables		11,959	3,162	335
Taxes payables	2s,38	739,688	1,749,789	185,654
Dividend payables	2v	—	405,175	42,989
Accrued expenses	2c,17,35, 41,44	4,093,632	4,103,964	435,434
Unearned income	2q,18	2,742,123	2,827,156	299,964
Advances from customers and suppliers		141,132	111,356	11,815
Short-term bank loans	2c,19,44	46,000	43,850	4,653
Current maturities of long-term liabilities	2c,2l,20,44	7,054,233	7,629,295	809,474

Total Current Liabilities		26,998,151	26,717,414	2,834,739

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38	2,904,873	3,343,201	354,716
Unearned income on Revenue-Sharing Arrangements	2m,12,46	299,324	187,544	19,899
Accrued long service awards	2c,2r,42,44	102,633	212,518	22,548
Accrued post-retirement health care benefits	2c,2r,43,44	2,570,720	1,801,776	191,170
Accrued pension and other post-retirement benefits costs	2c,2r,41,44	1,141,798	808,317	85,763
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,11,20	337,780	208,088	22,078
Two-step loans — related party	2c,20,21,44	3,949,431	3,094,110	328,288
Notes	2c,20,22,44	—	68,777	7,297
Bank loans	2c,20,23,44	7,495,144	11,086,688	1,176,307
Deferred consideration for business combinations	20,24	1,458,545	108,079	11,467

Total Non-current Liabilities		20,260,248	20,919,098	2,219,533

MINORITY INTEREST	25	9,683,780	10,933,347	1,160,037

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
DECEMBER 31, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2008	2009
	Notes	Rp.	Rp.	US$ (Note 3)

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	534,748
Additional paid-in capital	2u,27	1,073,333	1,073,333	113,882
Treasury stock — 490,574,500 shares in 2008 and 2009	2u,28	(4,264,073)	(4,264,073)	(452,422)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	360,000	478,000	50,716
Difference due to change of equity in associated companies	2f	385,595	385,595	40,912
Unrealized holding gain (loss) from available-for-sale securities	2f	(19,066)	18,136	1,924
Translation adjustment	2f	238,319	230,995	24,509
Difference due to acquisition of minority interest in subsidiary	1d,2d	—	(439,444)	(46,625)
Retained earnings
Appropriated		10,557,985	15,336,746	1,627,241
Unappropriated		20,941,978	21,130,459	2,241,959

Total Stockholders’ Equity		34,314,071	38,989,747	4,136,844

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		91,256,250	97,559,606	10,351,153

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2007	2008	2009
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)

OPERATING REVENUES
Telephone	2q,30
Fixed lines		11,001,211	9,730,257	8,644,867	917,227
Cellular		22,638,065	25,332,028	27,201,827	2,886,136
Interconnection	2c,2q,31,44
Revenues		12,705,911	12,054,314	10,551,205	1,119,491
Expenses		(3,054,604)	(3,263,560)	(2,929,260)	(310,797)

Net		9,651,307	8,790,754	7,621,945	808,694
Data, internet and information technology services	2q,32	14,684,135	14,712,758	18,506,158	1,963,518
Network	2c,2q,33,44	707,374	1,079,475	1,218,013	129,232
Other telecommunications services	2m,2q,12,34,46	757,919	1,044,512	1,403,825	148,947

Total Operating Revenues		59,440,011	60,689,784	64,596,635	6,853,754

OPERATING EXPENSES
Depreciation	2k,2l,2m, 11,12,13	9,440,476	11,069,575	12,565,928	1,333,255
Personnel	2c,2r,17,35, 41,42,43,44	8,494,890	9,116,634	8,533,157	905,375
Operations, maintenance and telecommunication services	2c,2q,36,44	9,590,596	12,217,685	14,582,285	1,547,192
General and administrative	2g,2h,2q,6, 7,14,37	3,672,194	3,628,686	4,052,664	429,991
Marketing	2q	1,769,147	2,349,729	2,259,460	239,731

Total Operating Expenses		32,967,303	38,382,309	41,993,494	4,455,544

OPERATING INCOME		26,472,708	22,307,475	22,603,141	2,398,210

OTHER (EXPENSES) INCOME
Interest income	2c,44	518,663	671,834	462,169	49,036
Equity in net (loss) income of associated companies	2f,10	6,637	20,471	(29,715)	(3,153)
Interest expense	2c,44	(1,436,165)	(1,581,818)	(2,000,023)	(212,204)
Gain (loss) on foreign exchange — net	2p	(294,774)	(1,613,759)	972,947	103,230
Others — net		328,584	508,605	340,769	36,156

Other expenses — net		(877,055)	(1,994,667)	(253,853)	(26,935)

INCOME BEFORE TAX		25,595,653	20,312,808	22,349,288	2,371,275
TAX (EXPENSE) BENEFIT	2s,38
Current		(7,233,874)	(5,823,558)	(6,029,701)	(639,756)
Deferred		(693,949)	183,863	(343,375)	(36,432)

		(7,927,823)	(5,639,695)	(6,373,076)	676,188

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		17,667,830	14,673,113	15,976,212	1,695,087
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(4,810,812)	(4,053,643)	(4,644,072)	(492,740)

NET INCOME		12,857,018	10,619,470	11,332,140	1,202,347

BASIC EARNINGS PER SHARE	2w,39
Net income per share		644.08	537.73	576.13	0.06
Net income per ADS (40 Series B shares per ADS)		25,763.20	21,509.20	23,045.20	2.40

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah)

					Difference
					in Value
					Arising from
					Restructuring
					Transactions
					and Other		Unrealized
					Transactions	Difference	Holding
					Between	Due to Change	Gain
			Additional		Entities Under	of Equity	on Available-
		Capital	Paid-in	Treasury	Common	in Associated	for-sale	Translation	Retained Earnings		Stockholders’
Descriptions	Notes	Stock	Capital	Stock	Control	Companies	Securities	Adjustment	Appropriated	Unappropriated	Equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.

Balance, January 1, 2007		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689
Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	2,372	—	—	—	2,372
Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	2,348	—	—	2,348
Compensation for early termination of exclusive rights	29	—	—	—	90,000	—	—	—	—	—	90,000
Cash dividends	2v,40	—	—	—	—	—	—	—	—	(5,082,050)	(5,082,050)
Appropriation for general reserve	40	—	—	—	—	—	—	—	4,897,482	(4,897,482)	—
Interim cash dividends	2v,40	—	—	—	—	—	—	—	—	(965,398)	(965,398)
Treasury stock acquired — at cost	2u,28	—	—	(1,224,400)	—	—	—	—	—	—	(1,224,400)
Net income for the year		—	—	—	—	—	—	—	—	12,857,018	12,857,018

Balance, December 31, 2007		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah)

					Difference
					in Value
					Arising from
					Restructuring
					Transactions
					and Other		Unrealized
					Transactions	Difference	Holding
					Between	Due to Change	(Loss) Gain
			Additional		Entities Under	of Equity	on Available-
		Capital	Paid-in	Treasury	Common	in Associated	for-sale	Translation	Retained earnings		Stockholders’
Descriptions	Notes	Stock	Capital	Stock	Control	Companies	Securities	Adjustment	Appropriated	Unappropriated	Equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.

Balance, January 1, 2008		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579
Unrealized holding loss on available-for-sale securities	2f	—	—	—	—	—	(30,303)	—	—	—	(30,303)
Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	8,487	—	—	8,487
Foreign currency translation of subsidiaries	1d,2b	—	—	—	—	—	—	(185)	—	—	(185)
Compensation for early termination of exclusive rights	29	—	—	—	90,000	—	—	—	—	—	90,000
Cash dividends	2v,40	—	—	—	—	—	—	—	—	(8,034,515)	(8,034,515)
Appropriation for general reserve	40	—	—	—	—	—	—	—	3,857,106	(3,857,106)	—
Treasury stock acquired — at cost	2u,28	—	—	(2,087,462)	—	—	—	—	—	—	(2,087,462)
Net income for the year		—	—	—	—	—	—	—	—	10,619,470	10,619,470

Balance, December 31, 2008		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	10,557,985	20,941,978	34,314,071

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah)

					Difference
					in Value
					Arising from
					Restructuring
					Transactions
					and Other		Unrealized		Difference
					Transactions	Difference	Holding		Due to
					Between	Due to Change	Gain (Loss)		Acquisition
			Additional		Entities Under	of Equity	on Available-		of Minority
		Capital	Paid-in	Treasury	Common	in Associated	for-sale	Translation	Interest	Retained Earnings		Stockholders’
Descriptions	Notes	Stock	Capital	Stock	Control	Companies	Securities	Adjustment	in Subsidiary	Appropriated	Unappropriated	Equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.

Balance, January 1, 2009		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	—	10,557,985	20,941,978	34,314,071
Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	37,202	—	—	—	—	37,202
Foreign currency translation of associated company	2f,10	—	—	—	—	—	—	(6,745)	—	—	—	(6,745)
Foreign currency translation of subsidiaries	1d,2b	—	—	—	—	—	—	(579)	—	—	—	(579)
49% acquisition of Infomedia	1d,2d	—	—	—	—	—	—	—	(439,444)	—	—	(439,444)
Compensation for early termination of exclusive rights	29	—	—	—	118,000	—	—	—	—	—	—	118,000
Cash dividends	2v,40	—	—	—	—	—	—	—	—	—	(5,840,708)	(5,840,708)
Appropriation for general reserve	40	—	—	—	—	—	—	—	—	4,778,761	(4,778,761)	—
Dividend interim	2v,40	—	—	—	—	—	—	—	—	—	(524,190)	(524,190)
Net income for the year		—	—	—	—	—	—	—	—	—	11,332,140	11,332,140

Balance, December 31, 2009		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	21,130,459	38,989,747

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2007	2008	2009
	Rp.	Rp.	Rp.	US$ (Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,987,600	9,166,209	8,451,263	896,686
Cellular	22,720,191	25,682,026	27,109,711	2,876,362
Interconnection — net	9,621,688	8,751,684	7,593,197	805,644
Data, internet and information technology services	14,822,515	14,828,097	18,032,677	1,913,281
Joint Operation Schemes	3,797	—	—	—
Other services	1,122,607	1,848,260	2,560,121	271,631

Total cash receipts from operating revenues	59,278,398	60,276,276	63,746,969	6,763,604
Cash payments for operating expenses	(23,612,680)	(26,637,184)	(27,693,555)	(2,938,308)
Cash refund to customers	(18,876)	(1,168)	(32,519)	(3,450)

Cash generated from operations	35,646,842	33,637,924	36,020,895	3,821,846

Interest received	514,524	659,450	471,965	50,076
Interest paid	(1,470,328)	(1,429,781)	(2,089,844)	(221,734)
Income tax paid	(6,963,766)	(8,551,296)	(5,035,463)	(534,267)
Receipt of claim for tax refund	—	—	348,021	36,925

Net cash provided by operating activities	27,727,272	24,316,297	29,715,574	3,152,846

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	11,804	28,676	24,820	2,633
Purchases of temporary investments and placements in time deposits	(84,444)	(158,582)	(80,081)	(8,497)
Proceeds from sale of property, plant and equipment	39,105	3,598	12,465	1,323
Proceeds from insurance claims	10,626	11,159	—	—
Acquisition of property, plant and equipment	(15,056,802)	(15,863,840)	(20,479,460)	(2,172,887)
Decrease in advances for purchases of property, plant and equipment	15,710	224,291	74,850	7,942
Increase in advances, other assets and escrow accounts	(61,590)	(112,127)	(101,432)	(10,762)
Business combinations, net of cash paid	—	(287,403)	—	—
Acquisition of intangible assets	—	(366,887)	(663,702)	(70,419)
Acquisition of minority interest in subsidiary	—	—	(600,154)	(63,677)
Cash dividends received	510	3,637	2,575	273
Acquisition of long-term investments	(13,782)	(28,249)	(18,760)	(1,990)

Net cash used in investing activities	(15,138,863)	(16,545,727)	(21,828,879)	(2,316,061)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(6,047,431)	(8,033,511)	(6,364,898)	(675,321)
Cash dividends paid to minority stockholders of subsidiaries	(3,693,137)	(3,732,401)	(2,831,023)	(300,374)
Proceeds from short-term borrowings	1,130,435	54,235	117,673	12,485
Repayments of short-term borrowings	(1,233,333)	(582,195)	(118,529)	(12,576)
Proceeds from medium-term Notes	—	—	70,000	7,427
Repayment of medium-term Notes	(465,000)	—	—	—
Proceeds from long-term borrowings	5,119,000	8,433,000	9,536,558	1,011,836
Repayment of long-term borrowings	(3,317,415)	(4,865,401)	(6,669,574)	(707,647)
Payment for purchases of treasury stock	(1,224,400)	(2,087,462)	—	—
Repayment of promissory notes	(199,365)	(200,813)	(123,927)	(13,149)
Repayment of obligations under finance leases	(26,392)	(333,888)	(268,944)	(28,534)
Redemption of bonds	(1,000,000)	—	—	—

Net cash used in financing activities	(10,957,038)	(11,348,436)	(6,652,664)	(705,853)

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2007	2008	2009
	Rp.	Rp.	Rp.	US$ (Note 3)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,631,371	(3,577,866)	1,234,031	130,932
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	193,584	327,020	(318,516)	(33,795)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,315,836	10,140,791	6,889,945	731,029

CASH AND CASH EQUIVALENTS AT END OF YEAR	10,140,791	6,889,945	7,805,460	828,166

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities:
Acquisition of property, plant and equipment through incurrence of payables	5,133,224	9,919,055	7,334,958	778,245
Acquisition of property, plant and equipment through finance leases	17,993	693,341	38,388	4,073

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL

a.  Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Law No. 40/2007 of the Limited Liability Companies, Law No. 19/2003 of the National State-owned Companies and Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and to add the Company’s purposes and objectives based on notarial deed No. 27 dated July 15, 2008 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU.46312.AH.01.02/2008 dated July 31, 2008 and was published in State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement of the Republic of Indonesia No. 20155.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

i. Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii. Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii. Providing payment transactions and money transferring services through telecommunications and information networks.

iv. Performing activities and other undertakings in connection with optimization of the Company’s resources, among others the utilization of the Company’s property, plant and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.  Establishment and general information (continued)

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that a cooperation which provides basic telecommunications services can be in the form of a joint venture, joint operation or contractual arrangement and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

The domestic telecommunications services of the Company includes the provision of telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:

(1) accelerate the construction of telecommunication facilities,
(2) make the Company a world-class operator, and
(3) increase the technology as well as knowledge and skills of its employees.

Historically, the Company had the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that telecommunication activities cover:

(1) Telecommunications networks,
(2) Telecommunications services, and
(3) Special telecommunications.

National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and was expected to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provided that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.  Establishment and general information (continued)

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.

b.  Company’s Board of Commissioners, Directors and employees

1.  Board of Commissioners and Directors

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders of the Company dated July 15, 2008 as covered by notarial deed No. 27 of Dr. A. Partomuan Pohan, S.H., LLM.,; (ii) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated September 19, 2008 as covered by notarial deed No. 16 of the same notary; and (iii) AGM of Stockholders of the Company dated June 12, 2009 as covered by notarial deed No. 22 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of December 31, 2008 and 2009, respectively, were as follows:

	2008	2009

President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	*(see Note below)	*(see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs (“HCGA”)	Faisal Syam	Faisal Syam

*	COO is held by Director of Network and Solution in 2008 and 2009

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.  Company’s Board of Commissioners, Directors and employees (continued)

1.  Board of Commissioners and Directors (continued)

Based on Board of Commissioners’ Letter to the President Director No. 125/SRT/DK/2008/RHS dated July 25, 2008, the Board of Commissioners agreed to proceed with the appointment of the COO, including the role of the position as Director of Network and Solution.

At the EGM of Stockholders of the Company dated September 19, 2008, the Company’s stockholders agreed to appoint Bobby A.A. Nazief as a member of the Company’s Board of Commissioners to fill in the vacant position for a five year term and to extend the term of service of the Company’s Board of Commissioners whose members were elected in the EGM of Stockholders of the Company dated March 10, 2004, which should expire on March 10, 2009, to be extended on the date of the AGM of Stockholders of the Company in 2009. Based on the AGM of Stockholders of the Company dated June 12, 2009, the Company’s stockholders agreed to extend the terms of service of Tanri Abeng, Arif Arryman and Petrus Sartono up to the next AGM of Stockholders of the Company.

2.  Employees

As of December 31, 2008 and 2009, the Company and its subsidiaries had 30,213 and 28,750 employees, respectively.

c.  Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies was amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which became effective at the same date. The Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.  Public offering of shares of the Company (continued)

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, it was split into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007 and the AGM of Stockholders of the Company on June 20, 2008, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 28).

As of December 31, 2009, all of the Company’s Series B shares were listed on the IDX and 44,718,251 ADS shares were listed on the NYSE and LSE (Note 26).

d.  Subsidiaries

As of December 31, 2008 and 2009, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):

(i)  Direct subsidiaries:

	Nature of business/
	date of incorporation	Date of	Percentage of effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2008	2009	2008	2009

PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication — provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	51,629,761	59,227,177
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/May 9, 2003	1998	100	100	764,395	1,536,361

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.  Subsidiaries (continued)

(i)  Direct subsidiaries: (continued)

	Nature of business/
	date of incorporation	Date of	Percentage of effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2008	2009	2008	2009

PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	1,091,175	1,373,824
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,342,460	1,117,061
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22, 1999	1984	51	100 (including through 49% ownership by Metra)	592,518	578,591
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/May 17, 2001	1995	100	100	404,804	381,326
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/May 7, 1997	1997	100 (including through 1.25% ownership by Metra)	100 (including through 1.25% ownership by Metra)	132,634	201,759
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	166,205	178,841
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication — provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.  Subsidiaries (continued)

(ii)  Indirect subsidiaries:

	Nature of business/
	date of incorporation	Date of	Percentage of effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2008	2009	2008	2009

PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service — system implementation and integration service, outsourcing and software license maintenance/May 1, 1987	1988	80 (through 80% ownership by Metra)	80 (through 80% ownership by Metra)	320,818	460,560
PT Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	36,415	188,796
PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	33.15 (through 65% ownership by Infomedia)	65 (through 65% ownership by Infomedia)	73,829	76,440
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	22,885	49,992
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	10,061	8,465
PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	—	100 (through 100% ownership by Metra)	—	6,198
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	1,640	623
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel ’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	34	24

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.  Subsidiaries (continued)

(a)  Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000”) or 3rd Generation technology (“3G”) license in 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 48c.i). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by the MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

This license stipulates the rights and obligations of Telkomsel, including any relevant sanctions. The license has a perpetual term, which is subject to evaluation on an annual basis.

Based on Decision Letter No. 213/DIRJEN/2008 dated August 4, 2008, the Ministry of Communication and Information Technology through the DGPT granted Telkomsel a principle license to provide Internet Telephony Services (Voice over Internet Protocol or “VoIP”) which provision is subject to an operation acceptance test within one year. Based on Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, Telkomsel obtained the operating license for providing VoIP services in certain areas. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel has been registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.

Based on Decision Letter No. 268/KEP/M.KOMINFO/9/2009 of the Minister of Communication and Information Technology dated September 1, 2009, the Government granted Telkomsel an additional IMT-2000 license in the 2.1 GHz frequency bandwidth for a 10-year period from the date of the decision letter (Notes 14iii and 48c.i).

(b)  Metra

On January 21, 2008, the Company paid Rp.350,000 million for additional capital to Metra pursuant to Circular Meeting of Stockholders of Metra on December 13, 2007. The acquisition of Sigma’s transaction was completed through the signing of an Amendment to the Sales and Purchase of Shares Agreement on February 21, 2008 which became effective from February 22, 2008 (the “closing date”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.  Subsidiaries (continued)

(b)  Metra (continued)

On July 3, 2008, based on notarial deed No. 6 of Wahyu Nurani, S.H. dated July 3, 2008, Metra entered into a Commitment of Sales and Purchase of Shares Agreement (“Perjanjian Pengikatan Jual Beli Saham” or PPJB) to purchase 6,000,000 of Indonusa’s shares which is equivalent to 1.25% of Indonusa’s total ownership with a transaction value of Rp.6,600 million from PT Datakom Asia (“Datakom”).

On July 17, 2008, based on notarial deed No. 133 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra obtained funding for the purchase through an equity call from the addition of Metra’s issued capital from Rp.412,250 million to Rp.418,850 million. On July 17, 2008, based on notarial deed No. 134 of Sutjipto, S.H., M.Kn. dated July 17, 2008, Metra exercised the sales and purchase of share transaction (Note 1d.g).

Based on the Circular Meeting of Stockholders of Metra on March 23, 2009, as covered by notarial deed No. 64 of Sutjipto, S.H., M.Kn., dated April 16, 2009, Metra’s stockholders agreed to increase its authorized capital from Rp.418,850 million to Rp.485,679 million with a par value of Rp.10,000 per share. The authorized capital of Rp.34,829 million was paid by conversion of the Company’s receivables to Metra. In addition, Metra’s stockholders also agreed to the establishment of a subsidiary which specializes in multimedia portal services and content.

On May 29, 2009, Metra entered into a Conditional Sales and Purchase Agreement (“CSPA”) with PT Elnusa Tbk (“Elnusa”) for the acquisition of 49% of the shares of Infomedia from Elnusa (Note 1d.e).

Based on the Circular Meeting of Stockholders of Metra on June 24, 2009 as covered by notarial deed No. 8 of Wahyu Nurani, S.H., dated July 24, 2009, Metra’s stockholders agreed to the following: (1) to increase its authorized capital from Rp.1,000,000 million to Rp.2,000,000 million consisting of 200,000,000 shares, and (2) to increase its issued and fully paid capital from Rp.485,679 million to Rp.1,084,179 million with nominal value of Rp.10,000 per share that will be issued and fully paid by the Company.

On June 30, 2009, based on notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, Metra entered into a Sales Purchase Agreement (“Akta Jual Beli” or “SPA”) of Shares to purchase 205,800,000 of Infomedia’s shares or the equivalent of 49% of Infomedia’s total ownership, with a transaction value of Rp.598,000 million from Elnusa. On July 1, 2009, Metra settled the transaction value to purchase 49% of Infomedia’s shares from Elnusa, which amounted to Rp.598,000 million (Note 1d.e).

On the transaction date, the Company was the majority shareholder of Infomedia, therefore the transaction represents acquisition of the minority interest in the subsidiary. The difference between acquisition cost and the minority historical cost of Rp.439,444 million and is recorded as “Difference due to acquisition of minority interest in subsidiary” in the equity account (Note 2d).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.  Subsidiaries (continued)

(c)  TII

On December 31, 2008, pursuant to the Third Amendment to Cooperation Agreement between the Company and TII No. K.Tel.665/HK.820/UTA-00/2008 regarding Management and Development of International Business, the Company has agreed to amend the transfer of international telecommunications business from the Company to become management and development of international business in the form of a service operator partnership scheme.

On June 1, 2009, pursuant to the Third Amendment and The Transfer of Procurement and Installation Agreement of Batam Singapore Cable System (“BSCS”) Project, the Company has transferred all its rights and obligations in the BSCS Project to TII.

On October 22, 2009, pursuant to Notice of Assignment Acceptance to Management Committee of Asia-America Gateway (“AAG”) and consortium member of AAG, the Company has transferred all its rights and obligations in the AAG consortium to TII.

Based on the Circular Meeting of Stockholders of TII on December 22, 2009, TII’s stockholder agreed to the recognition of debt arising from the transfer of international infrastructure development projects (on going projects) from the Company to TII which consisted of the BSCS project and AAG project worth Rp.463,105 million.

Based on the Circular Meeting of Stockholders of TII on December 22, 2009 as covered by notarial deed No. 12 of Siti Safarijah dated January 21, 2010 which was reaffirmed by the Recognition of Payables and Debt to Equity Swap Agreement between the Company and TII on December 23, 2009, TII’s stockholders agreed as follows: (1) the increase of its issued and fully paid capital amounted to Rp.593,191 million by issuing 5,203,427 new shares, (2) the issuance of new shares to be issued and fully paid by the Company through a debt to equity swap amounting to Rp.463,105 million and cash amounting to Rp.130,086 million, and (3) the increase of its authorized capital from Rp.308,306 million which consists of 2,704,440 shares with par value of Rp.114,000 to Rp.2,052,000 million which consists of 18,000,000 shares with par value of Rp.114,000.

On December 28, 2009, the Company paid for the increase in share capital to TII of Rp.130,086 million.

On December 23, 2009, the Company agreed to the abolition of the Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”). In addition, the proportion of revenue sharing which was originally part of TII is 70% of DKSOR, become proportional amounting to amortization expense of TII’s asset operated by Telkom Divre III, based on the Fourth Amendment of KSO Agreement between Telkom Divre III and TII No. K.Tel.222/HK.810/UTA-00/1995 dated October 20, 1995. This amendment applies starting from January 1, 2009, until the date of termination of the KSO Agreement on December 31, 2010.

(d)  Pramindo

On July 7, 2009, based on the MoJHR’s Decision Letter No. AHU-32154.AH.01.02/2009 to Pramindo concerning the amendment of Articles of Association regarding the changes of Pramindo’s place of incorporation which originally located in Medan to Jakarta.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.  Subsidiaries (continued)

(e)  Infomedia

Based on the Circular Meeting of Stockholders of Infomedia on June 5, 2009 as covered by notarial deed No. 10 of Sjaaf De Carya Siregar, S.H. dated June 5, 2009, Infomedia’s stockholders agreed as follows: (1) the capitalization of retained earning balance in the form of stock dividend; (2) increase its authorized capital from Rp.100,000 million to Rp.500,000 million consisting of 1,000,000,000 shares and (3) the increase of its issued and fully paid capital from Rp.40,000 million to Rp.210,000 million consisting of 420,000,000 shares.

Based on a SPA of shares between Elnusa and Metra on June 30, 2009 as covered by notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, all parties have agreed to transfer Elnusa’s ownership of 205,800,000 shares in Infomedia to Metra (Note 1d.b).

(f)  Dayamitra

On August 18, 2009, Dayamitra entered into a CSPA with PT Solusindo Kreasi Pratama’s (“Solusindo”) stockholders to acquire 66.7% of outstanding common stocks of Solusindo on November 30, 2009 and subsequently to subscribe shares issued by Solusindo at the issuance date to obtain 80% of ownership for a maximum amount of Rp.624,366 million.

On December 4, 2009, the acquisition of majority ownership in Solusindo was discontinued due to the conditions not being fulfilled in accordance with the requirements set forth in the CSPA.

(g)  Indonusa

Based on the Circular Meeting of Stockholders of Indonusa on July 17, 2008 as covered by notarial deed No. 64 of Dr. Wiratni Ahmadi, S.H. dated August 25, 2008, Indonusa’s stockholders have agreed to transfer Datakom’s ownership in Indonusa of 6,000,000 shares to Metra (Note 1d.b).

Pursuant to the transfer of the ownership, the Company’s ownership in Indonusa increased to 100% (including through 1.25% ownership by Metra).

e.  Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on April 8, 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 53.

a.  Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.  Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

c.  Transactions with related parties

The Company and its subsidiaries have transact with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 7, “Related Party Disclosures”.

d.  Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years, a period of longer than five years can be justified provided it does not exceed twenty years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.  Acquisitions of subsidiaries (continued)

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control” (“PSAK 38R”). Under PSAK 38R, the acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carryover basis). Any difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to the consolidated statement of income when the common control relationship has ceased.

The difference between the consideration paid and the carrying amount of the minority interest debited is recognized directly in equity and reported as “Difference due to acquisition of minority interest in subsidiary” (Note 1d.b).

e.  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.  Investments

i.  Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.  Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary and is charged to the consolidated statements of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.  Investments (continued)

iii.  Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.  Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for the long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.  Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts, based on a review of the collectability of the outstanding amounts. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectability. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.  Inventories

Since January 1, 2009, the Company and its subsidiaries have adopted PSAK 14 (Revised 2008), “Inventories”, which became effective for financial statement periods beginning on or after January 1, 2009 and is applied prospectively.

Inventories consist of components and modules, which are subsequently expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of cost and net realizable value.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories is recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories expense in the period in which the reversal occurs.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.  Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.  Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisitions, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.  Intangible assets (continued)

In 2006, Telkomsel was granted the right to operate the 3G license (Note 14.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fees for the next ten years (Note 48c.i). The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as an expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

k.  Property, plant and equipment — direct acquisitions

The cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.  Property, plant and equipment — direct acquisitions (continued)

Pursuant to PSAK 16R, starting January 1, 2008, the Company has changed the estimated useful lives of fiber optic (included in cable network assets) from 15 years to 25 years. The Company charged the impact of the changes in the estimated useful lives to 2008 consolidated income statements as it is not considered material.

The Company and its subsidiaries periodically evaluates its property, plant and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

Certain computer hardware cannot be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period wich requires a minimum of 12 months to get ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.  Property, plant and equipment under finance leases

Since January 1, 2008, the Company and its subsidiaries have adopted PSAK 30 (Revised 2007), “Lease” (“PSAK 30R”), which became effective for financial statement periods beginning on or after January 1, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.  Property, plant and equipment under finance leases (continued)

Based on PSAK 30R, a lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Statement of Financial Accounting Standards Interpretation (Interpretasi Pernyataan Standar Akuntansi Keuangan or “ISAK”) 8, “Determining Whether an Arrangement Contains a Lease and Further Discussion on Transitional Provisions of PSAK 30 (Revised 2007)”, requires the Company and its subsidiaries to apply PSAK 30R retrospectively to all lease transactions since the commencing dates of the related agreement or prospectively as if the standard applied since the beginning of reporting periods. The Company has decided to select the prospective application. The cumulative effect was charged to the 2008 consolidated income statements as the impact of the standard to the prior year was insignificant.

Finance leases are recognized as assets and liabilities in the balance sheets as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

m.  Revenue-Sharing Arrangements (“RSA”)

Revenues from RSA are recognized based on the Company’s share as agreed upon in the contracts.

The Company records assets under RSA as “Property, plant and equipment under RSA” (with a corresponding initial credit to “Unearned income on RSA” presented in the liabilities section of the consolidated balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income relating to the acquisition of the property, plant and equipment under RSA is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

n.  Joint Operation Scheme (“Kerja Sama Operasi” or “KSO”)

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.  KSO (continued)

MTR are recognized on a monthly basis based on the contracted MTR amount for the current year.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.  Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.  Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the accounting records of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2008		2009
	Buy	Sell	Buy	Sell

United States Dollars (“US$”) 1	10,850	10,950	9,420	9,430
Euro1	15,284	15,429	13,574	13,591
Yen1	120.09	121.22	102.05	102.20

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

q.  Revenue and expense recognition

i.  Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.  Revenue and expense recognition (continued)

ii.  Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:

•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•	Sale of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•	Unutilized promotional credits are netted against unearned income.

Revenues under Universal Service Obligation (“USO”) arrangement are recognized when telecommunication access is ready and the services are rendered.

iii.  Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with contractual agreements and are presented net of interconnection expenses.

iv.  Data, internet and information technology services revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.  Revenue and expense recognition (continued)

v.  Revenues from network

Revenues from network consist of subscription revenues from leased lines and satellite transponder leases which is recognized over the period in which the service are rendered.

vi.  Other telecommunications services revenues

Revenues from other telecommunications services consist of sales of other telecommunication services or goods. Revenues are recognized upon completion of services or delivery of goods to customers.

vii.  Expenses

Expenses are recognized on an accruals basis.

r.  Employee benefits

i.  Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.  Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.  Employee benefits (continued)

ii.  LSA and LSL (continued)

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iii.  Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.  Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.  Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.  Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.  Income tax (continued)

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

Deferred tax assets and liabilities are offset in the consolidated balance sheets, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

t.  Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including formal documentation at the inception of the hedge.

Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognized in the consolidated statements of income. If a derivative instrument is designated and qualifies for hedge accounting the assets or liabilities shall be adjusted. The changes in fair values of derivative instruments are recognized in the consolidated statements of income or consolidated statement of changes in stockholder’s equity depending on the type and effectiveness of hedge transaction.

u.  Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.  Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized them as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.  Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.  Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.  Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates. In determining some estimates, management utilizes the work of 3rd party specialists as required. In using specialists to assist with models and calculations, management reviews the underlying assumptions and assesses the corresponding calculations for reasonableness in the context of the circumstances of the Company.

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,425 to US$1 as published by Reuters on December 31, 2009. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	ACQUISITIONS OF SIGMA

On February 21, 2008, Metra and Sigma’s stockholders, PT Sigma Citra Harmoni (“SCH”) and Trozenin Management Plc signed an Amendment to the Sales and Purchase of Shares Agreement which authorized Metra to acquire 80% of the outstanding common stock of Sigma for US$35.2 million or equivalent to Rp.331,052 million, which became effective on February 22, 2008 (the “closing date”) (Note 1d.b).

Sigma is an Information Technology (“IT”) Services company that provides software for banking, multi finance and manufacturing companies. Through the acquisition, the Company started to broaden its services to adjacent industries especially IT services by combining Sigma’s expertise and the Company’s corporate customer base. Goodwill in respect of the acquisition comprises principally the fair value of the skills and expertise of the acquired company’s workforce.

Metra and SCH have agreed to support Sigma in achieving an IPO in 24 months from closing date. Pursuant to the agreement, SCH, which holds the remaining 20% ownership in Sigma, has a put option requiring Metra to purchase the minority. The option price is the higher of the transacted price per share indexed to interest rates and fair value based on an independent appraisal.

The acquisition of Sigma has been accounted for using the purchase method of accounting, where the purchase price was allocated to fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.

The assets and liabilities arising from the acquisition are as follows:
Current assets	150,461
Property, plant and equipments	86,886
Other non-current assets	29,686
Intangible assets	189,405
Current liabilities	(75,347)
Long-term liabilities	(37,570)
Deferred tax liabilities	(54,636)
Minority interests	(57,777)

Fair value of net assets acquired	231,108
Goodwill	99,944

Total purchase consideration	331,052
Less:
Cash and cash equivalents in subsidiary acquired	(43,649)

Cash outflow from acquisition	287,403

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.	ACQUISITIONS OF SIGMA (continued)

Metra acquired control of Sigma on February 22, 2008 and the valuation was performed by an independent appraisal using the balance as of February 28, 2008, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Sigma since March 1, 2008. The intangible assets represent long-term customer contracts and relationships, software and trademark (Note 14).

5.	CASH AND CASH EQUIVALENTS

	2008	2009

Cash on hand	9,786	6,730

Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	108,701	200,611
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	177,306	146,575
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	7,949	15,096
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	68	5,581
PT Bank Syariah Mandiri (“BSM”)	40	46
PT Bank Pos Nusantara	189	7

	294,253	367,916

Foreign currencies
Bank Mandiri	88,099	81,131
BNI	26,394	35,942
BRI	983	377
BSM	109	242

	115,585	117,692

Sub-total	409,838	485,608

Third parties
Rupiah
ABN AMRO Bank (“AAB”)	86,787	97,176
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	3,308	29,940
Deutsche Bank AG (“DB”)	20,363	14,858
PT Bank Central Asia Tbk (“BCA”)	12,815	8,196
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”) (formerly PT Bank Niaga Tbk and PT Bank Lippo Tbk)	8,229	5,570
PT Bank Bukopin Tbk (“Bank Bukopin”)	5,600	3,830
PT Bank Pembangunan Daerah Sumatera Utara	—	1,497
PT Bank DKI	2,271	—
Others (each below Rp.1 billion)	2,734	3,330

	142,107	164,397

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS (continued)

	2008	2009

Cash in banks (continued)
Third parties (continued)
Foreign currencies
The Hongkong and Shanghai Banking Corporation Ltd.	—	19,980
Deutsche Bank AG (“DB”)	11,969	10,265
Citibank, N.A. (“Citibank”)	10,223	8,874
Bank Ekonomi	3,267	5,789
Others (each below Rp.1 billion)	1,454	1,313

	26,913	46,221

Sub-total	169,020	210,618

Total cash in banks	578,858	696,226

Time deposits
Related parties
Rupiah
BRI	958,610	1,400,220
BNI	479,074	832,161
Bank Mandiri	412,531	344,309
BTN	455,725	270,000
BSM	10,000	3,000

	2,315,940	2,849,690

Foreign currencies
BNI	992,813	1,065,477
BRI	217,000	557,664
Bank Mandiri	417,575	—

	1,627,388	1,623,141

Sub-total	3,943,328	4,472,831

Third parties
Rupiah
BCA	—	660,700
PT Pan Indonesia Bank Tbk	55,000	395,300
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	395,560	390,560
Bank Bukopin	305,030	237,980
PT Bank Muamalat Indonesia	108,550	127,000
Bank CIMB Niaga	202,760	116,817
PT Bank Mega Tbk (“Bank Mega”)	217,945	100,500
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	74,315	40,000
PT Bank OCBC NISP Tbk (formerly PT Bank NISP Tbk)	20,000	30,000
PT Bank Tabungan Pensiunan Nasional Tbk	13,000	24,000
Deutsche Bank AG (“DB”)	47,900	10,100
Bank Ekonomi	2,000	9,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.	CASH AND CASH EQUIVALENTS (continued)

	2008	2009

Time deposits (continued)
Third parties (continued)
Rupiah (continued)
PT Bank Yudha Bhakti	5,700	2,500
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	2,000	2,500
PT Bank ICB BumiputeraTbk (formerly PT Bank Bumiputera Indonesia Tbk)	20,000	2,000
PT Bank Internasional Indonesia Tbk (“BII”)	155,000	—
PT Bank Mutiara Tbk (formerly PT Bank Century Tbk)	70,000	—
PT Bank Permata Tbk	30,000	—
PT Bank Artha Graha Internasional Tbk	10,000	—

	1,734,760	2,148,957

Foreign currencies
BCA	228,198	480,716
Standard Chartered Bank (“SCB”)	392,835	—
Bank Bukopin	2,180	—
	623,213	480,716

Sub-total	2,357,973	2,629,673

Total time deposits	6,301,301	7,102,504

Grand Total	6,889,945	7,805,460

Interest rates per annum on time deposits are as follows:

	2008	2009

Rupiah	1.75%-13.75%	4.00%-13.50%
Foreign currencies	0.01%-5.25%	0.05%-4.75%

The related parties which the Company and its subsidiaries place their funds are state-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the state.

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.  By debtor

(i)  Related parties

	2008	2009

Government Agencies	550,204	553,656
CSM	40,401	57,797
Indosat	—	48,067
PT Patra Telekomunikasi Indonesia (“Patrakom”)	23,332	17,869
PT Aplikanusa Lintasarta (“Lintasarta”)	2,010	5,993
PT Graha Informatika Nusantara (“Gratika”)	4,962	3,122
Koperasi Pegawai Telkom (“Kopegtel”)	354	2,792
PSN	258	2,784
Others (each below Rp.1 billion)	4,649	6,171

Total	626,170	698,251
Allowance for doubtful accounts	(81,196)	(93,483)

Net	544,974	604,768

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)  Third parties

	2008	2009

Residential and business subscribers	3,623,066	3,997,063
Overseas international carriers	464,438	367,920

Total	4,087,504	4,364,983
Allowance for doubtful accounts	(1,122,709)	(1,180,067)

Net	2,964,795	3,184,916

b.  By age

(i)  Related parties

	2008	2009

Up to 6 months	461,226	416,630
7 to 12 months	77,150	71,069
More than 12 months	87,794	210,552

Total	626,170	698,251
Allowance for doubtful accounts	(81,196)	(93,483)

Net	544,974	604,768

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)

b.  By age (continued)

(ii)  Third parties

	2008	2009

Up to 3 months	2,856,930	3,031,085
More than 3 months	1,230,574	1,333,898

Total	4,087,504	4,364,983
Allowance for doubtful accounts	(1,122,709)	(1,180,067)

Net	2,964,795	3,184,916

c.  By currency

(i)  Related parties

	2008	2009

Rupiah	612,492	672,053
U.S. Dollars	13,678	26,198

Total	626,170	698,251
Allowance for doubtful accounts	(81,196)	(93,483)

Net	544,974	604,768

(ii)  Third parties

	2008	2009

Rupiah	3,481,160	3,737,492
U.S. Dollars	606,344	627,487
Singapore Dollars	—	4
Total	4,087,504	4,364,983
Allowance for doubtful accounts	(1,122,709)	(1,180,067)

Net	2,964,795	3,184,916

d.  Movements in the allowance for doubtful accounts

	2007	2008	2009

Beginning balance	784,789	1,100,456	1,203,905
Additions (Note 37)	490,374	387,155	561,162
Bad debts write-off	(174,707)	(283,706)	(491,517)

Ending balance	1,100,456	1,203,905	1,273,550

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.	TRADE RECEIVABLES (continued)

d.  Movements in the allowance for doubtful accounts (continued)

Management believes that the allowance for doubtful accounts is adequate to cover losses on non-collection of the accounts receivable.

Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

Refer to Note 44 for details of related party transactions.

7.	INVENTORIES

	2008	2009

Modules	171,643	233,819
Components	242,488	162,032
SIM cards, RUIM cards and prepaid voucher blanks	162,668	111,567

Total	576,799	507,418

Allowance for obsolescence
Modules	(58,828)	(65,369)
Components	(6,021)	(6,795)
SIM cards, RUIM cards and prepaid voucher blanks	—	(10)

Total	(64,849)	(72,174)

Net	511,950	435,244

Movements in the allowance for obsolescence are as follows:

	2007	2008	2009

Beginning balance	48,098	54,701	64,849
Additions (Note 37)	10,434	10,795	12,542
Inventories write-off	(3,831)	(647)	(5,217)

Ending balance	54,701	64,849	72,174

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.	INVENTORIES (continued)

As of December 31, 2009, certain inventories held by the Company have been insured against fire, theft and other specific risks with the total sum insured as of December 31, 2009 is amounting to Rp.89,184 million (Note 44d.vii).

Certain inventories held by a certain subsidiary have been insured against all industrial risks and loss risk during delivery with the total sum insured as of December 31, 2009 amounting to Rp.10,000 million.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

8.	PREPAID EXPENSES

	2008	2009

Frequency license (Note 48c.iii)	1,061,871	1,723,010
Rental	359,328	380,589
Salaries	405,025	338,492
Insurance	8,047	3,769
Telephone directory issuance costs	2,133	1,671
Others	39,369	49,008

Total	1,875,773	2,496,539

Refer to Note 44 for details of related party transactions.

9.	OTHER CURRENT ASSETS

Other current assets as of December 31, 2008 and 2009 consists of restricted time deposits as follows:

		2008		2009
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent

BNI
The Company	Rp.	—	23,242	—	102,575
	US$	0.336	3,649	0.102	962
TII	US$	—	—	0.569	5,356
Telkomsel	Rp.	—	34,632	—	—
Infomedia	Rp.	—	200	—	—
Bank Mandiri
The Company	Rp.	—	1,568	—	3,793
	US$	0.014	150	—	—
Metra	Rp.	—	—	—	12,305
Infomedia	Rp.	—	13,494	—	—
TII	US$	0.569	6,169	—	—
BRI
Metra	Rp.	—	—	—	347

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.	OTHER CURRENT ASSETS (continued)

		2008		2009
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent

Bank Ekonomi
Metra	Rp.	—	—	—	144
Bank Syariah Mega
Dayamitra	Rp.	—	300	—	—
Bank Mega
Infomedia	Rp.	—	3	—	—

Total			83,407		125,482

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.

Refer to Note 44 for details of related party transactions.

10.	LONG-TERM INVESTMENTS

	2008
	Percentage
	of	Beginning		Share of		Translation	Ending
	ownership	balance	Addition	net income	Dividend	adjustment	balance

Equity method:
CSM	25.00	57,240	—	18,470	—	8,487	84,197
Patrakom	40.00	32,892	—	2,001	(1,944)	—	32,949
PSN	22.38	—	—	—	—	—	—

		90,132	—	20,471	(1,944)	8,487	117,146

Cost method:
Scicom (MSC) Berhad (“Scicom”)	9.80	2,712	28,249	—	—	—	30,961
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	20,360	—	—	—	—	20,360
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	—	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	2.11	199	—	—	—	—	199

		23,858	28,249	—	—	—	52,107

		113,990	28,249	20,471	(1,944)	8,487	169,253

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS (continued)

	2009
	Percentage			Share of
	of	Beginning		net (loss)	Translation	Ending
	ownership	balance	Addition	income	adjustment	balance

Equity method:
CSM	25.00	84,197	—	(33,175)	(6,745)	44,277
Patrakom	40.00	32,949	—	3,460	—	36,409
PSN	22.38	—	—	—	—	—

		117,146	—	(29,715)	(6,745)	80,686

Cost method:
Scicom	15.86	30,961	18,760	—	—	49,721
BMPL	10.00	20,360	—	—	—	20,360
BBT	5.00	587	—	—	—	587
Bangtelindo	2.11	199	—	—	—	199

		52,107	18,760	—	—	70,867

		169,253	18,760	(29,715)	(6,745)	151,553

a.  CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of December 31, 2008 and 2009, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

b.  Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

Pursuant to the AGM of Stockholders of Patrakom as stated in notarial deed No. 235 of Sutjipto, S.H., M.Kn. dated April 30, 2008, Patrakom’s stockholders approved the distribution of cash dividends for 2007 amounting to Rp.4,859 million and the appropriation of Rp.607 million for general reserves. The Company’s share of the dividend amounting to Rp.1,944 million.

As of December 31, 2008 and 2009, the carrying amount of investment in Patrakom was equal to the Company’s share in the net assets of Patrakom.

c.  PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS (continued)

d.  Scicom

Scicom is engaged in providing call center services in Malaysia. As of December 31, 2008, TII’s contributions amounted to US$3.42 million (equivalent to Rp.30,961 million), which represents 9.80% of TII’s total ownership in Scicom.

In 2009, TII has purchased an additional 16,081,800 Scicom shares with transaction value amounting to US$1.973 million (equivalent to Rp.18,760 million). As a result, TII’s ownership in Scicom increased to 15.86%.

e.  BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

As of December 31, 2008 and 2009, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (equivalent to Rp.20,360 million).

f.  BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

g.  Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

On February 5, 2008, based on decision of the EGM of Stockholders of Bangtelindo as covered by notarial deed No. 85 of Dr. Wiratni Ahmadi, S.H. dated June 30, 2008, the Bangtelindo’s stockholders agreed the addition of paid in capital amounting to Rp.1,200 million from PT Fokus Investama Mondial’s stockholders. As a result, the Company’s ownership in Bangtelindo was diluted to 2.11%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,	Acquisitions				December 31,
	2008	of Sigma	Additions	Deductions	Reclassifications	2008

At cost:
Direct acquisitions
Land	561,348	26,678	95,599	—	1,143	684,768
Buildings	2,557,804	17,091	40,502	(349)	106,756	2,721,804
Leasehold improvements	403,498	2,226	54,004	—	1,108	460,836
Switching equipment	24,293,139	—	72,635	—	1,990,398	26,356,172
Telegraph, telex and data communication equipment	156,036	—	959	—	(17,830)	139,165
Transmission installation and equipment	44,758,386	—	2,750,067	(27,523)	9,092,024	56,572,954
Satellite, earth station and equipment	5,979,626	—	632,731	—	(110,159)	6,502,198
Cable network	20,669,529	—	1,855,736	—	(667,283)	21,857,982
Power supply	4,416,077	—	97,001	—	1,325,180	5,838,258
Data processing equipment	5,710,782	14,523	505,966	(23)	953,519	7,184,767
Other telecommunications peripherals	637,020	2,186	31,043	—	(125,055)	545,194
Office equipment	706,484	1,345	42,644	(768)	(71,065)	678,640
Vehicles	156,192	1,161	14,411	(1,064)	(43,426)	127,274
Other equipment	109,784	—	4,502	—	(8,900)	105,386
Property under construction:
Buildings	86	—	160,163	—	(100,150)	60,099
Switching equipment	83,740	—	1,972,192	—	(2,038,777)	17,155
Transmission installation and equipment	2,525,030	—	9,391,458	—	(10,742,658)	1,173,830
Satellite, earth station and equipment	3,557	—	—	—	(3,557)	—
Cable network	381	—	1,188	—	(1,185)	384
Power supply	37,979	—	1,319,288	—	(1,344,136)	13,131
Data processing equipment	31,351	21,676	1,456,582	(6)	(1,081,905)	427,698
Leased assets
Transmission installation and equipment	283,813	—	1,226	(61)		284,978
Data processing equipment	—	—	236,240	—		236,240
Office equipment	—	—	578,439	(146,677)	5,943	437,705
Vehicles	—	—	56,719	—	279	56,998
Customer premise equipment (“CPE”) assets	—	—	23,307	—	—	23,307

Total	114,081,642	86,886	21,394,602	(176,471)	(2,879,736)	132,506,923

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,207,216	—	131,566	—	12,807	1,351,589
Leasehold improvements	257,862	—	64,906	—	1,142	323,910
Switching equipment	13,562,557	—	2,422,407	—	(58,630)	15,926,334
Telegraph, telex and data communication equipment	152,427	—	730	—	(17,830)	135,327
Transmission installation and equipment	16,178,965	—	4,689,470	(9,236)	(1,638,587)	19,220,612
Satellite, earth station and equipment	2,373,355	—	440,331	—	(80,839)	2,732,847
Cable network	12,917,430	—	1,293,189	—	(704,305)	13,506,314
Power supply	1,864,747	—	485,957	—	(17,651)	2,333,053
Data processing equipment	3,895,304	—	820,412	—	(126,839)	4,588,877
Other telecommunications peripherals	575,458	—	14,216	—	(127,466)	462,208
Office equipment	584,927	—	44,613	(409)	(68,058)	561,073
Vehicles	147,055	—	4,984	(868)	(43,122)	108,049
Other equipment	100,437	—	3,329	—	(8,900)	94,866
Leased assets
Transmission installation and equipment	188,094	—	19,229	(24)	24	207,323
Data processing equipment	—	—	58,557	—	1,605	60,162
Office equipment	—	—	435,482	(146,677)	1,912	290,717
Vehicles	—	—	11,524	—	116	11,640
CPE assets	—	—	2,432	—	—	2,432

Total	54,005,834	—	10,943,334	(157,214)	(2,874,621)	61,917,333

Net Book Value	60,075,808					70,589,590

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				December 31,
	2009	Additions	Deductions	Reclassifications	2009

At cost:
Direct acquisitions
Land	684,768	59,887	—	36,620	781,275
Buildings	2,721,804	48,130	(3,810)	212,293	2,978,417
Leasehold improvements	460,836	65,934	—	—	526,770
Switching equipment	26,356,172	83,741	—	2,508,393	28,948,306
Telegraph, telex and data communication equipment	139,165	—	—	(118,449)	20,716
Transmission installation and equipment	56,572,954	2,165,254	(36,713)	8,527,253	67,228,748
Satellite, earth station and equipment	6,502,198	369,718	(10,540)	(65,997)	6,795,379
Cable network	21,857,982	1,848,996	(407)	(84,985)	23,621,586
Power supply	5,838,258	311,784	(4,822)	1,223,501	7,368,721
Data processing equipment	7,184,767	257,806	(14,364)	174,656	7,602,865
Other telecommunications peripherals	545,194	26,524	(536)	(94,477)	476,705
Office equipment	678,640	58,794	(8,574)	(152,762)	576,098
Vehicles	127,274	1,576	(117)	(18,517)	110,216
Other equipment	105,386	10,033	—	(12,109)	103,310
Property under construction:
Buildings	60,099	215,868	—	(186,041)	89,926
Leasehold improvements	—	466	—	—	466
Switching equipment	17,155	2,539,676	—	(2,508,243)	48,588
Transmission installation and equipment	1,173,830	7,681,570	—	(8,496,838)	358,562
Satellite, earth station and equipment	—	18,119	—	(18,119)	—
Cable network	384	14,565	—	(12,093)	2,856
Power supply	13,131	1,285,359	—	(1,246,323)	52,167
Data processing equipment	427,698	830,352	—	(1,242,042)	16,008
Leased assets
Transmission installation and equipment	284,978	3,788	—	—	288,766
Data processing equipment	236,240	30,027	—	(5,485)	260,782
Office equipment	437,705	4,211	(194,019)	—	247,897
Vehicles	56,998	362	(127)	3,987	61,220
CPE assets	23,307	—	—	(1,529)	21,778

Total	132,506,923	17,932,540	(274,029)	(1,577,306)	148,588,128

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,351,589	146,061	(3,810)	(8,606)	1,485,234
Leasehold improvements	323,910	57,318	—	308	381,536
Switching equipment	15,926,334	2,605,313	—	(105,974)	18,425,673
Telegraph, telex and data communication equipment	135,327	543	—	(118,479)	17,391
Transmission installation and equipment	19,220,612	5,894,350	(14,585)	(305,418)	24,794,959
Satellite, earth station and equipment	2,732,847	474,600	(10,538)	(60,224)	3,136,685
Cable network	13,506,314	1,302,959	(390)	(120,283)	14,688,600
Power supply	2,333,053	686,487	(3,983)	(83,430)	2,932,127
Data processing equipment	4,588,877	1,032,723	(14,325)	(512,855)	5,094,420
Other telecommunications peripherals	462,208	11,132	(536)	(120,929)	351,875
Office equipment	561,073	49,202	(5,680)	(139,304)	465,291
Vehicles	108,049	5,902	(63)	(19,195)	94,693
Other equipment	94,866	4,492	—	(12,130)	87,228
Leased assets
Transmission installation and equipment	207,323	19,870	—	—	227,193
Data processing equipment	60,162	54,262	—	2,116	116,540
Office equipment	290,717	103,929	(194,018)	411	201,039
Vehicles	11,640	17,713	(48)	(172)	29,133
CPE assets	2,432	2,392	—	(279)	4,545

Total	61,917,333	12,469,248	(247,976)	1,604,443	72,534,162

Net Book Value	70,589,590				76,053,966

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

a.  (Losses) gains on disposal or sale of property, plant and equipment

	2007	2008	2009

Proceeds from sale of property, plant and equipment	39,105	3,598	12,465
Net book value	(18,464)	(19,257)	(26,053)

(Losses) gains on disposal or sale of property, plant and equipment	20,641	(15,659)	(13,588)

b.  KSO assets ownership arrangements

(i) In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of December 31, 2008 and 2009, the net book value of these property, plant and equipment was Rp.927,709 million and Rp.818,138 million, respectively.

(ii) In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of December 31, 2008 and 2009, the net book value of this property, plant and equipment was Rp.510,347 million and Rp.263,462 million, respectively.

c.  Assets impairment and related claims

(i) As of December 31, 2008 and 2009, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2009, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(ii) On July 9, 2008, Balikpapan and its surrounding, area of Divre VI Kalimantan were covered by flood from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the flood have been re-operated gradually since July 2008.

(iii) On August 16, 2009, Padang and its surrounding, area of Divre I Sumatera experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since August 2009.

(iv) On September 2, 2009, Tasikmalaya and its surrounding, area of Divre III West Java experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since September 2009.

(v) On September 30, 2009, Padang and its surrounding, area of Divre I Sumatera experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since October 2009.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

d.  Others

(i) Interest capitalized to property under construction amounted to Rp.nil for 2007, 2008 and 2009, respectively.

(ii) Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for 2007, 2008 and 2009, respectively.

(iii) In 2009, certain Telkomsel’s software and equipment (part of infrastructure and supporting facilities) with a net carrying amount of Rp.1,163,657 million were planned to be used until 2011, hence the depreciation of the assets is accelerated until 2011. The impact is an additional depreciation expense of Rp.27,653 million being charged to the current year consolidated statement of income.

(iv) In 2009, the useful life of certain Telkomsel’s equipment (part of supporting facilities) was changed from 10 years to 5 years to reflect its current economic life. The effect of accelerated depreciation of Rp.82,288 million was charged to the current year consolidated statement of income.

(v) In 2008, the Company reclassified its software which was previously recorded as property plant and equipment to intangible assets (Note 14).

(vi) In 2008, certain Telkomsel’s equipment (part of infrastructure) with a net carrying amount of Rp.352,862 million and for which the useful life was previously expected to be beyond 2010, would only be used until 2010. Moreover, due to recent technological development, those equipment were only used until December 31, 2009. Hence, in 2009 the equipment were depreciated up to this date. Telkomsel’s accelerated depreciation expense charged to the consolidated statements of income in 2008 and 2009 amounted to Rp.22,646 million and Rp.230,412 million, respectively.

(vii) From July 1, 2007 to December 31, 2008, Telkomsel recorded property, plant and equipment additions of Rp.8,260,648 million, the price of which was subsequently adjusted by US$107.05 million based on the agreement between Telkomsel and its vendor (Note 48a.ii). The effect of this adjustment were reduction to recorded property, plant and equipment of Rp.1,035,588 million and accrued liabilities to vendors of Rp.1,172,198 million and depreciation expense of Rp.47,868 million which was recognized in the 2008 consolidated financial statements.

(viii) The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 15-45 years, which will expire between 2010 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(ix) The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they were still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

d.  Others (continued)

(x) As of December 31, 2009, the Company and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Sinar Mas, PT Asuransi Central Asia, PT Asuransi Allianz Utama Indonesia, HSBC Insurance (Singapore) Pte, Ltd, PT Asuransi Mitra, PT Advis Terapan Proteksindo and PT Asuransi QBE POOL Indonesia against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.73,325,046 million, which was covered by sum insured basis with a maximum loss claim of Rp.977,587 million and SGD6.42 million and on first loss basis of Rp.5,557,225 million and US$4 million including business recovery of Rp.324,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$28.48 million and US$47.14 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(xi) As of December 31, 2009, the completion of assets under construction was around 67.99% of the total contract value, with estimated dates of completion between April 2010 and February 2011. Management believes that there is no impediment to the completion of the construction in progress.

(xii) Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

(xiii) The Company and its subsidiaries have lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets, with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance leases as of December 31, 2008 and 2009 are as follows:

Year	2008	2009

2009	324,279	—
2010	198,054	203,079
2011	126,331	136,979
2012	76,537	84,590
2013	24,079	28,163
Later	553	2,828

Total minimum lease payments	749,833	455,639
Interest	(161,135)	(95,391)

Net present value of minimum lease payments	588,698	360,248
Current maturities (Note 20a)	(250,918)	(152,160)

Long-term portion (Note 20b)	337,780	208,088

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,			December 31,
	2008	Additions	Reclassifications	2008

At cost:
Land	4,646	—	(3,333)	1,313
Buildings	3,982	—	(3,644)	338
Switching equipment	286,688	—	(133,912)	152,776
Transmission installation and equipment	179,785	—	(79,713)	100,072
Cable network	583,353	—	(122,038)	461,315
Other telecommunications peripherals	149,200	—	(138,653)	10,547

Total	1,207,654	—	(481,293)	726,361

Accumulated depreciation:
Land	2,935	181	(2,190)	926
Buildings	2,435	195	(2,569)	61
Switching equipment	169,663	23,906	(123,670)	69,899
Transmission installation and equipment	90,141	12,428	(49,287)	53,282
Cable network	144,603	47,302	(75,671)	116,234
Other telecommunications peripherals	92,786	24,124	(107,605)	9,305

Total	502,563	108,136	(360,992)	249,707

Net Book Value	705,091			476,654

	January 1,			December 31,
	2009	Additions	Reclassifications	2009

At cost:
Land	1,313	—	(46)	1,267
Buildings	338	—	(338)	—
Switching equipment	152,776	—	(59,786)	92,990
Transmission installation and equipment	100,072	—	(56,689)	43,383
Cable network	461,315	—	(54,745)	406,570
Other telecommunications peripherals	10,547	—	(6,909)	3,638

Total	726,361	—	(178,513)	547,848

Accumulated depreciation:
Land	926	64	(9)	981
Buildings	61	20	(81)	—
Switching equipment	69,899	11,014	(51,154)	29,759
Transmission installation and equipment	53,282	8,674	(35,560)	26,396
Cable network	116,234	39,594	(33,743)	122,085
Other telecommunications peripherals	9,305	279	(6,888)	2,696

Total	249,707	59,645	(127,435)	181,917

Net Book Value	476,654			365,931

In accordance with the RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT UNDER RSA (continued)

The balances of unearned income on RSA as of December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Gross amount	1,207,654	726,361	547,848

Accumulated amortization:
Beginning balance	(641,839)	(704,269)	(427,037)
Additions (Note 34)	(313,789)	(204,061)	(111,780)
Deductions	251,359	481,293	178,513

Ending balance	(704,269)	(427,037)	(360,304)

Net	503,385	299,324	187,544

13.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2008 and 2009 consist of:

	2008	2009

Prepaid rent — net of current portion (Note 8)	890,132	987,179
Advances for purchase of property, plant and equipment	768,323	693,473
Restricted cash	102,526	222,485
Deferred Indefeasible Right of Use (“IRU”) Agreement charges	154,096	142,741
Equipment not used in operations — net	58,847	68,573
Deferred land rights charges	125,663	61,939
Security deposits	50,174	37,207
Others	9,927	20,691

Total	2,159,688	2,234,288

As of December 31, 2008 and 2009, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

As of December 31, 2008 and 2009, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation expense charged to the consolidated statements of income in 2008 and 2009 amounted to Rp.18,105 million and Rp.37,035 million, respectively.

Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life (Note 11d.viii).

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	GOODWILL AND OTHER INTANGIBLE ASSETS

(i) The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2008 and 2009 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total

Gross carrying amount:
Balance, December 31, 2007	—	8,419,906	436,000	8,855,906
Additions:
The Company’s software	—	341,146	—	341,146
Acquisition of Indonusa (Notes 1d.b and 1d.g)	6,600	—	—	6,600
Acquisition of Sigma (Note 4)	99,944	189,405	—	289,349
Sigma’s software	—	19,092	—	19,092
GSD’s software	—	50	—	50

Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143

Accumulated amortization:
Balance, December 31, 2007	—	(5,022,301)	(58,393)	(5,080,694)
Amortization expense during the year (Note 37)	(17,048)	(1,179,879)	(46,714)	(1,243,641)

Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)

Net Book Value	89,496	2,767,419	330,893	3,187,808

Weighted-average amortization period	5 years	7.05 years	9.33 years

		Other
		Intangible
	Goodwill	Assets	License	Total

Gross carrying amount:
Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143
Additions:
The Company’s software	—	281,759	—	281,759
The Company’s wireless broadband	—	—	50,861	50,861
3G Telkomsel (Note 1d.a)	—	—	320,000	320,000
Sigma’s software	—	11,082	—	11,082
Deductions	—	(119,840)	—	(119,840)
Reclassification	—	(57,066)	—	(57,066)

Balance, December 31, 2009	106,544	9,085,534	806,861	9,998,939
Accumulated amortization:
Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)
Amortization expense during the year (Note 37)	(4,325)	(1,327,904)	(58,229)	(1,390,458)
Deductions	—	119,093	—	119,093
Reclassifications	—	25,041	—	25,041
Balance, December 31, 2009	(21,373)	(7,385,950)	(163,336)	(7,570,659)

Net Book Value	85,171	1,699,584	643,525	2,428,280

Weighted-average amortization period	20 years	6.84 years	9.63 years

(ii) Goodwill resulted from the acquisition of Sigma in 2008 (Note 4) and Indonusa in 2008 (Notes 1d.b and 1d.g). Starting January 1, 2009, the Company has changed the estimated useful lives of goodwill from 5 years to 20 years (Note 2d). The Company charged the impact of the changes in the estimated useful lives to 2009 consolidated statement of income. Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

(iii) The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license. In 2009, Telkomsel obtained an additional 3G license of Rp.320,000 million which is recorded as an intangible assets and amortized over 10 years (Notes 1d.a, 2j and 44a.ii).

(iv) In 2009, the Company was granted a switched based local network provider license using 2.3 GHz radio frequency bandwidth for wireless broadband services. The up-front fee is recorded as an intangible assets and amortized over the license’s useful life of 10 years.

(v) Starting January 1, 2009, the Company has changed the estimated useful lives of software from 5-10 years to 3-5 years. The Company charged the impact of the changes in the estimated useful lives to 2009 consolidated statement of income.

(vi) The estimated annual amortization expense relating to other intangible assets for each year beginning from January 1, 2010 is approximately Rp.1,329,934 million per year.

(vii) As of December 31, 2009, there were indications of impairment for other intangible assets, however based on the Company’s and subsidiaries’ assessment, the recoverable value is higher than the carrying amounts.

15.	ESCROW ACCOUNTS

Escrow accounts as of December 31, 2008 and 2009 consist of the following:

	2008	2009

Bank Mandiri	49,557	44,004
Bank Danamon	1,185	2
Others	108	108

	50,850	44,114

The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 48c.ii).

The escrow account with Bank Danamon were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.

Refer to Note 44 for details of related party transactions.

16.	TRADE PAYABLES

	2008	2009

Related parties
Concession fees	995,870	1,274,933
Payables to other telecommunications providers	57,956	270,051
Purchases of equipment, materials and services	322,320	214,484

Sub-total	1,376,146	1,759,468

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.	TRADE PAYABLES (continued)

	2008	2009

Third parties
Purchases of equipment, materials and services	10,648,709	7,989,931
Payables to other telecommunications providers	59,460	65,464
Payables related to RSA	85,069	28,804

Sub-total	10,793,238	8,084,199

Total	12,169,384	9,843,667

Trade payables by currency are as follows:

	2008	2009

Rupiah	6,222,325	5,255,087
U.S. Dollars	4,633,457	4,332,095
Euro	1,308,456	243,667
Singapore Dollars	4,498	10,377
Malaysian Ringgit	—	1,501
Others	648	940

Total	12,169,384	9,843,667

Refer to Note 44 for details of related party transactions.

17.	ACCRUED EXPENSES

	2008	2009

Operations, maintenance and telecommunications services	1,546,701	1,519,993
Early retirement program	788,205	1,043,639
Salaries and benefits	833,273	743,097
General, administrative and marketing	634,086	596,512
Interest and bank charges	291,367	200,723

Total	4,093,632	4,103,964

Accruals for early retirement program 2008 arose from the Decision of HCGA Director No. KR.18/PS900/COP-B0011000/2008 on early retirement dated December 19, 2008 and as communicated to the employees on the same date. The Company accrued on the basis of the number of eligible employees by grade and who were expected to enroll. Accrued early retirement benefits as of December 31, 2008, amounted to Rp.788,205 million charged to the 2008 consolidated statements of income (Note 35).

Accruals for early retirement program 2009 arose from the Decision of HCGA Director of the Company No. SK.704/PS940/HRC-60/2009 and No. SK.18.PS940/HRC-60/2010 on Establishment of 2009 Early Retirement Participant dated December 23, 2009 and January 15, 2010, respectively and as communicated to the employees on October 23, 2009. The Company accrued on the basis of the number of eligible employees by grade and who were enrolled. Accrued early retirement benefits as of December 31, 2009, amounted to Rp.1,028,639 million charged to the 2009 consolidated statements of income (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

17.	ACCRUED EXPENSES (continued)

Based on the Decision of Board of Committee of Infomedia No. IN/DEKOM/74000/09012 on early retirement dated December 23, 2009, Infomedia accrued on the basis of the number of eligible employees by grade and who were expected to enroll. Accrued early retirement benefits as of December 31, 2009, amounted to Rp.15,000 million were charged to the 2009 consolidated statements of income (Note 35).

Refer to Note 44 for details of related party transactions.

18.	UNEARNED INCOME

	2008	2009

Prepaid pulse reload vouchers	2,605,742	2,702,183
Other telecommunications services	36,284	2,746
Others	100,097	122,227

Total	2,742,123	2,827,156

19.	SHORT-TERM BANK LOANS

	2008	2009

Bank Ekonomi	11,000	22,650
Bank CIMB Niaga	35,000	12,200
PT Bank Syariah Mandiri (“BSM”)	—	9,000

Total	46,000	43,850

Refer to Note 44 for details of related party transactions.

a.  Bank Ekonomi

On October 14, 2008, Sigma entered into a Rp.7,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bore floating interest rate from 13.50% per annum to 15.50% per annum and repayable within 9 months from the signing date to July 15, 2009. This facility was secured by Sigma’s trade receivables (Note 6). As of December 31, 2008, the principal outstanding amounted to Rp.7,500 million and on July 2, 2009 the loan was fully repaid.

On December 2, 2008, Sigma entered into a Rp.5,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bore a floating interest rate from 12.50% per annum to 15.50% per annum and repayable within 12 months from the signing date to December 2, 2009. This facility was secured by Sigma’s trade receivables (Note 6). As of December 31, 2008 the principal outstanding amounted to Rp.3,500 million and on October 9, 2009 the loan was fully repaid.

On August 7, 2009, Sigma entered into a Rp.35,000 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears a floating interest rate from 12.50% per annum to 13.50% per annum and is repayable within 12 months from the signing date to July 1, 2010. The principal outstanding as of December 31, 2009 amounted to Rp.22,650 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS (continued)

b.  Bank CIMB Niaga

(i) On April 25, 2005, Balebat entered into a Rp.800 million revolving credit facility and Rp.1,600 million (Note 23f.ii) investment credit facility agreement with Bank CIMB Niaga. The credit facility has been amended several times. On July 28, 2009, based on the latest amendment, credit facility, interest rate and maturity date is changed to Rp.15,000 million, 14% per annum and May 29, 2010, respectively. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.15,000 million and Rp.7,200 million, respectively.

On April 29, 2008, Balebat received an additional Specific Transaction Facility and Bank Overdraft Facility of Rp.5,000 million and Rp.500 million, respectively. On July 28, 2009, based on the latest amendment, the interest rate is changed to 14% and 14.25%, respectively, and the maturity date is extended to May 29, 2010. The principal outstanding as of December 31, 2008 amounted to Rp.5,000 million and Rp.nil, respectively, and the principal outstanding as of December 31, 2009 amounted to Rp.5,000 million and Rp.nil, respectively

The facilities are secured by Balebat’s fixed asset (Note 11), inventories (Note 7) and receivables (Note 6).

(ii) On October 18, 2005, GSD entered into two short-term loan agreements with Bank CIMB Niaga for an original facility of Rp.12,000 million and Rp.3,000 million. The credit facility has been amended several times. The latest on December 23, 2008, change the total facility to Rp.19,000 million with interest rate of 15.5% per annum and the maturity period to October 18, 2009. This credit facility was secured by GSD’s property, plant and equipment located in Jakarta (Note 11). The principal outstanding as of December 31, 2008 amounted to Rp.15,000 million and on July 10, 2009, the loan was fully repaid.

c.  BSM

On August 20, 2009, Balebat entered into a Rp.15,000 million revolving credit facility with BSM for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 15.30% per annum and is secured by certain fixed asset (Note 11), receivables (Note 6), inventories (Note 7), insurance and letter of comfort. The loan will mature on August 20, 2010. The principal outstanding as of December 31, 2009 amounted to Rp.9,000 million.

20.	MATURITIES OF LONG-TERM LIABILITIES

a.	Current maturities

	Notes	2008	2009

Bank loans	23	5,014,766	5,826,347
Deferred consideration for business combinations	24	1,297,857	1,221,287
Two-step loans	21	490,692	423,983
Obligations under finance leases	11	250,918	152,160
Notes	22	—	5,518

Total		7,054,233	7,629,295

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

20.	MATURITIES OF LONG-TERM LIABILITIES (continued)

b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2011	2012	2013	2014	Later

Bank loans	23	11,086.7	4,174.3	2,744.3	2,732.0	1,431.5	4.6
Two-step loans	21	3,094.1	396.6	398.6	323.9	326.3	1,648.7
Obligations under finance leases	11	208.1	106.8	72.6	26.0	2.7	—
Deferred consideration for business combinations	24	108.1	108.1	—	—	—	—
Notes	22	68.8	10.1	28.7	—	30.0	—

Total		14,565.8	4,795.9	3,244.2	3,081.9	1,790.5	1,653.3

21.	TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government from overseas banks, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

The details of two-step loans obtained from overseas banks as of December 31, 2008 and 2009 are as follows:

	Interest Rate		Outstanding
Currencies	2008	2009	2008	2009

U.S. Dollars	4.00%-6.67%	4.00%-6.67%	1,735,859	1,316,827
Rupiah	9.27%-12.27%	9.65%-10.30%	1,214,911	1,024,080
Japanese Yen	3.10%	3.10%	1,489,353	1,177,186

Total			4,440,123	3,518,093
Current maturities (Note 20a)			(490,692)	(423,983)

Long-term portion (Note 20b)			3,949,431	3,094,110

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

The two-step loans which are payable in Rupiah bear either fixed interest rates or floating interest rates based upon the average interest rate on three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests or the floating interest rate offered by the lenders, plus 0.5% per annum.

As of December 31, 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.	TWO-STEP LOANS (continued)

The Company is required to maintain financial ratios as follows:

a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b. Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.

As of December 31, 2009, the Company complied with the above mentioned ratios.

Refer to Note 44 for details of related party transactions.

22.	NOTES

2009

Medium-term Notes
Metra	30,000
Sigma	30,000
Finnet	10,000
Supplier financing
PT. ZTE Indonesia (“ZTE”)	4,295

Total	74,295
Current maturities (Note 20a)	(5,518)

Long-term portion (Note 20b)	68,777

a.  MTN Metra

On June 9, 2009, Metra entered into an agreement with PT Bahana Securities (“Bahana Securities”) (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue Medium Term Notes (“MTN”) for a total principal amount of Rp.50,000 million. PT Kustodian Sentral Efek Indonesia (“KSEI”) acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used to expand the business and as working capital.

MTN are scheduled to be issued in a maximum of 4 (four) phases to a maximum of Rp.50,000 million. Each phase will be at longest 3 (three) years from the issuance date. The first phase which was issued for Rp.30,000 million, will mature on June 19, 2012.

Interest on MTN is payable quarterly beginning from the Issuance Date, through the Due Date. The MTN bear floating interest rates, for the first year of 15,05%, for the second and third years of average return (yield) of 3 (three) Government Bonds (“Surat Utang Negara” or SUN) with a remaining period of time equal to the second and third years of MTN plus 4.02% premium. Repayment of the principal for each 10%, 20% and 70% on the first, second and third anniversary of the Issuance Date, respectively.

Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES (continued)

a.  MTN Metra (continued)

Based on the agreements, Metra is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1. Debt to Equity maximum 1.5:1;

2. EBITDA to Interest Ratio minimum 2.5.

As of December 31, 2009, Metra complied with the above mentioned ratios.

b.  MTN Sigma

On October 16, 2009, Sigma entered into an agreement with Bahana Securities (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue MTN for a total principal amount of Rp.30,000 million. KSEI acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used to expand the business.

MTN are scheduled to be issued in 1 (one) phase with limited placement for a maximum amount of Rp.30,000 million with repayment at the latest in 5 (five) years after the Issuance Date, which will mature on November 17, 2014.

Interest on MTN is payable semi-annually beginning from the Issuance Date, through the Due Date. The MTN bear interest rates, for the first year of 14.5% from the Issuance Date, for the second up to the fifth years from the Issuance Date based upon the average interest rate on one-month SBI plus 800 basis points premium, calculated on the basis of the average interest rates of one-month SBI in the last 6 months at the time of the determination of the interest of MTN.

MTN are not secured by a specific collateral, but secured by all Sigma’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other creditor previleges in accordance with prevailing regulations.

Based on the agreements, Sigma is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1. Debt to Equity maximum 2.5:1;

2. Funded debt and maximum of five times EBITDA in 2009, three and a half times in 2010 and two and a half times in 2011.

As of December 31, 2009, Sigma complied with the above mentioned ratios.

c.  MTN Finnet

On October 16, 2009, Finnet entered into an agreement with Bahana Securities (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue MTN for a total principal amount of Rp.25,000 million. KSEI acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used for the investment of hardware and software, project development and bridging loan payments for projects.

MTN are scheduled to be issued in a maximum of 2 (two) phases with limited placement for a maximum amount of Rp.25,000 million with issuance at the latest in 17 (seventeen) months from the MTN Issuance Date of the first phase. The first phase, which was issued for Rp.10,000 million, will mature on November 17, 2012. Repayment of the principal are 1% each month on the 7th until 12th month, 2% each month on the 13th until 35th month, and the remaining 48% will be paid on November 17, 2012.

Interest on MTN were payable monthly beginning from the Issuance Date, through the Due Date. The MTN bear interest rates of 16.25% per annum.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.	NOTES (continued)

c.  MTN Finnet (continued)

MTN are not secured by a specific collateral, but secured by all Finnet’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other Finnet’s creditor previleges in accordance with prevailing regulations. Finnet may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Finnet is required to comply with all covenants or restrictions including maintaining financial ratio as follows:

1. Debt to Equity maximum 2.5:1;

2. EBITDA to Interest Ratio minimum 2.5.

As of December 31, 2009, Finnet complied with the above mentioned ratios.

d.  Supplier Financing ZTE

On December 10, 2009, the Company entered into a supplier financing agreement with ZTE. The unsecured facility covered 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) I Procurement and Installation MSAN ALU and Secondary Access Batch 2.

The facility bear a fixed interest rate six-month London Interbank Offered Rate (“LIBOR”) plus 2.5% per annum (US$) which is payable in 5 semi-annual installment commencing in December 2009. The principal outstanding as of December 31, 2009 amounted to US$0.46 million (equivalent to Rp.4,295 million).

23.	BANK LOANS

The details of long-term bank loans as of December 31, 2008 and 2009 are as follows:

			2008		2009
		2009	Outstanding		Outstanding
			Original	Rupiah	Original	Rupiah
Lenders	Currency	Total facility	currency	equivalent	currency	equivalent
		(In millions)	(In millions)		(In millions)

The Export-Import Bank of Korea (“Korea Eximbank”)	US$	124	59	643,693	35	332,605
Bank Mandiri	Rp.	4,750,000	—	2,060,000	—	3,330,000
BCA	Rp.	3,000,000	—	1,350,000	—	2,600,000
Citibank	Rp.	500,000	—	500,000	—	200,000
BNI	Rp.	3,500,000	—	2,710,000	—	1,550,000
Bank CIMB Niaga	Rp.	33,496	—	30,697	—	25,301
Bank Bukopin	Rp.	5,300	—	2,121	—	857
BRI	Rp.	3,800,000	—	2,760,000	—	2,200,000
Bank Ekonomi	Rp.	115,000	—	53,399	—	74,272
Syndication of banks	Rp.	5,100,000	—	2,400,000	—	5,100,000
PT ANZ Panin Bank (“ANZ Panin”)	Rp.	1,000,000	—	—	—	1,000,000
BII	Rp.	500,000	—	—	—	500,000
PT Bank OCBC Indonesia (“OCBC Indonesia”)	Rp.	200,000	—	—	—	—
OCBC NISP	Rp.	500,000	—	—	—	—
ABN Amro Bank N.V., Hong Kong (“AAB Hong Kong”)	US$	318	—	—	—	—
Industrial and Commercial Bank of China Limited (“ICBC”)	US$	266	—	—	—	—
Bank of China (“BoC”)	US$	100	—	—	—	—

Total				12,509,910		16,913,035
Current maturities of bank loans (Note 20a)				(5,014,766)		(5,826,347)

Long-term portion (Note 20b)				7,495,144		11,086,688

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

Refer to Note 44 for details of related party transactions.

a.  Korea Eximbank

On August 27, 2003, the Company entered into a loan agreement with Korea Eximbank for a loan facility of US$124 million, to finance the Code Division Multiple Access (“CDMA”) procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006.

b.  Bank Mandiri

(i) On March 24, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.120,000 million and on March 29, 2009, the loan was fully repaid.

(ii) On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.70,000 million and on March 28, 2009, the loan was fully repaid.

(iii) On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month Jakarta Interbank Offered Rate (“JIBOR”) plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement was amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.420,000 million and Rp.140,000 million, respectively.

(iv) On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.450,000 million and Rp.150,000 million, respectively.

(v) On December 23, 2008, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.1,300,000 million. On December 30, 2008, Rp.1,000,000 million has been drawdown from the facility and the remaining Rp.300,000 million was drawdown by Telkomsel on January 30, 2009. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 2.25% per annum which becomes due monthly in arrears and is unsecured. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.1,000,000 million and Rp.1,040,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

b.  Bank Mandiri (continued)

(vi) On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with Bank Mandiri of Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2009 amounted to Rp.2,000,000 million.

c.  BCA

(i) On March 16, 2006, Telkomsel signed a loan agreement with BCA for a facility of Rp.400,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.80,000 million and on March 28, 2009, the loan was fully repaid.

(ii) On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.350,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.70,000 million and on March 28, 2009, the loan was fully repaid.

(iii) On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.200,000 million and on December 28, 2009, the loan was fully repaid.

(iv) On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BCA for Rp.1,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.1,000,000 million and Rp.600,000 million, respectively.

(v) On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BCA for Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2009 amounted to Rp.2,000,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

d.  Citibank

(i) On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, Jakarta Branch for a facility of Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.75% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.100,000 million and on March 28, 2009, the loan was fully repaid.

(ii) On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch for Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.400,000 million and Rp.200,000 million, respectively.

e.  BNI

(i) On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month SBI plus 1.5% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.60,000 million and on March 28, 2009, the loan was fully repaid.

(ii) On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.200,000 million and on December 28, 2009, the loan was fully repaid.

(iii) On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.450,000 million and Rp.150,000 million, respectively.

(iv) On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BNI for Rp.2,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.2,000,000 million and Rp.1,200,000 million, respectively.

(v) On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BNI for Rp.750,000 million. On July 9, 2009, Rp.200,000 million were drawdown from the facility. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2009 amounted to Rp.200,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

f.  Bank CIMB Niaga

(i) On December 28, 2004, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”). The Specific Transaction Facility is payable in 60 monthly installments commencing from June 29, 2005. The facility will mature on June 28, 2010. The credit facility has been amended several times. On July 28, 2009, based on the latest amendment, the interest rate is changed at 14% per annum. As of December 31, 2008 and 2009, principal outstanding under these facilities amounted to Rp.623 million and Rp.183 million, respectively.

On June 13, 2006, also received an additional facility of Rp.2,000 million to finance purchases of printing machine. The facility will mature on October 30, 2011. As of December 31, 2008, the outstanding loans of the facilities were Rp.888 million and on June 23, 2009, the loan was fully repaid.

The facilities are secured by Balebat’s fixed asset (Note 11), inventories (Note 7) and receivables (Note 6).

(ii) As discussed in Note 19b, on April 25, 2005, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan was payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bore interest rate 14% per annum. The principal outstanding as of December 31, 2008 amounted to Rp.335 million and on October 25, 2009, the loan was fully repaid.

(iii) On May 29, 2006, Infomedia entered into a loan agreement with Bank CIMB Niaga for a facility of Rp.18,500 million, to finance its call center project with Telkomsel. The facility bore interest at 15% per annum and was secured by Infomedia’s receivables on the call center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date (Note 6). As of December 31, 2008, the principal outstanding amounted to Rp.3,680 million and on June 19, 2009, the loan was fully repaid.

(iv) In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of December 31, 2008 and 2009, the principal outstanding amounted to Rp.18,900 million and Rp.17,700 million, respectively.

(v) On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of December 31, 2008 and 2009, the principal outstanding amounted to Rp.6,271 million and Rp.4,675 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

f.  Bank CIMB Niaga (continued)

(vi) On July 28, 2009, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.3,296 million for investment credit facility with maturity date of November 28, 2014. On August 28, 2009, Rp.2,743 million was drawdown from the facility. The investment credit facility loan is payable in 60 unequal monthly installments beginning in December 28, 2009 through November 28, 2014. The investment credit facility bears interest rate of 14% per annum. The facilities are secured by certain Balebat’s property, plant and equipment (Note 11), inventories (Note 7) and trade receivables (Note 6). As of December 31, 2009, the principal outstanding amounted to Rp.2,743 million.

g.  Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15.00% per annum as of December 31, 2008 and 2009, respectively. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property, plant and equipment (Note 11).

h.  BRI

(i) On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan was payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of December 31, 2008 amounted to Rp.160,000 million and on December 28, 2009, the loan was fully repaid.

(ii) On October 24, 2007, Telkomsel signed a medium-term loan agreement with BRI for Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. In 2008, the loan has been fully drawdown. The principal outstanding as of December 31, 2008 and 2009 amounted to Rp.1,600,000 million and Rp.800,000 million, respectively.

(iii) On July 28, 2008, Telkomsel entered into a medium-term facility loan agreement with BRI for Rp.1,000,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. As of December 31, 2008 and 2009, the principal outstanding amounted to Rp.1,000,000 million and Rp.600,000 million, respectively.

(iv) On September 2, 2009, Telkomsel entered into a medium-term facility loan agreement with BRI for Rp.800,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of December 31, 2009 amounted to Rp.800,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

i.  Bank Ekonomi

(i) On December 7, 2006, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.14,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 63 monthly installments starting from September 12, 2007 and ending on December 12, 2012. As of December 31, 2008 and 2009, the principal outstanding amounted to Rp.11,343 million and Rp.9,062 million, respectively.

(ii) On March 9, 2007, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.13,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 60 monthly installments starting from December 12, 2007 and ending on December 12, 2012. As of December 31, 2008 and 2009, the principal outstanding amounted to Rp.9,056 million and Rp.7,236 million, respectively.

(iii) On September 10, 2008, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.33,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% and is payable in 78 monthly installments starting from March 11, 2009 and ending on March 11, 2015. As of December 31, 2008 and 2009, the principal outstanding amounted to Rp.33,000 million and Rp.30,153 million, respectively.

(iv) On August 7, 2009, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.65,000 million. On September 17, 2009, the agreement is amended to change the facility to Rp.35,000 million. The facility bears a floating interest rate from 12.50% per annum to 13.50% per annum and is payable in 36 monthly installments with maturity date on September 9, 2012. On September 4, 2009 and September 9, 2009, Rp.17,800 million and Rp.4,700 million were drawdown from the facility, respectively. As of December 31, 2009, the principal outstanding amounted to Rp.20,935 million.

(v) On August 7, 2009, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.20,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 48 monthly installments with maturity date on November 19, 2013. On November 19, 2009, Rp.7,000 million was drawn down from the facility. As of December 31, 2009, the principal outstanding amounted to Rp.6,886 million.

These credit facilities are secured by a parcel of land and buildings of Sigma located in Surabaya (Note 11) and Sigma’s trade receivables (Note 6) and also includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables.

As of December 31, 2009, Sigma has complied with the above covenants.

j.  Syndication of banks

(i) On July 29, 2008, the Company entered into a long-term loan agreements with syndication of BNI, BRI and Bank Jabar (syndication of banks) of Rp.2,400,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on July 28, 2013. As of December 31, 2008 and 2009, the principal outstanding amounted to Rp.2,400,000 million:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

j.  Syndication of banks (continued)

(i) (continued)

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of December 31, 2009 as follows:

1. Debt to equity ratio should not exceed 2:1.

2. Debt service coverage ratio should exceed 125%.

(ii) On June 16, 2009, the Company entered into a long-term loan agreements with syndication of BNI and BRI (syndication of banks) for Rp.2,700,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 2.45% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on June 15, 2014. As of December 31, 2009, the principal outstanding amounted to Rp.2,700,000 million.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of December 31, 2009 as follows:

1. Debt to equity ratio should not exceed 2:1.

2. Debt service coverage ratio should exceed 125%.

k.  ANZ Panin

On September 4, 2009, Telkomsel entered into a medium-term facility loan agreement with ANZ Panin for Rp.1,000,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 2.5% per annum which becomes due quarterly in arrears and is unsecured.

l.  BII

On September 15, 2009, Telkomsel entered into a medium-term facility loan agreement with BII for Rp.500,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured.

m.  OCBC Indonesia

On November 2, 2009, Telkomsel entered into a medium-term facility loan agreement with OCBC Indonesia for Rp.200,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. As of December 31, 2009, the facility has not been utilized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

n.  OCBC NISP

On November 2, 2009, Telkomsel entered into a medium-term facility loan agreement with OCBC NISP for Rp.500,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. As of December 31, 2009, the facility has not been utilized.

o.  AAB Hong Kong

On December 30, 2009, pursuant to agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 48a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with AAB Hong Kong and SCB (as “Arrangers”) for a total facilities of US$318 million for the purchase of Ericsson telecommunication equipment and services.

The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively.

Borrowings under the facilities bear interest at an average six-month LIBOR plus 0.2% per annum and SEK Funding cost 0.62% per annum which become due semi-annually in arrears and is unsecured.

As of December 31, 2009, the facilities have not been utilized.

p.  ICBC

On December 30, 2009, pursuant to agreement with Huawei International Pte. Ltd. (“Huawei International”) and PT Huawei Tech Investment (“Huawei Tech”) (Note 48a.ii), Telkomsel entered into a Sinosure-Backed Facility Agreement (“facility”) with the ICBC (as “Arranger”) for a total facilities of US$266 million for the purchase of Huawei Tech telecommunication equipment and services.

The facilities consist of facility 1 and 2 amounting to US$166 million and US$100 million, respectively.

Borrowings under the facilities bear interest at an average six-month LIBOR plus 1.2% per annum, which become due semi-annually in arrears and is unsecured.

As of December 31, 2009, the facilities have not been utilized.

q.  BoC

On December 30, 2009, Telkomsel entered into a long-term loan agreement with BoC for a loan facility of US$100 million for the purchase of telecommunication equipment and services from Chinese suppliers.

Borrowing under the facility bears interest at an average six-month LIBOR plus 2.55% per annum, which becomes due semi-annually in arrears and is unsecured.

As of December 31, 2009, the facility has not been utilized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.	BANK LOANS (continued)

Telkomsel has no collateral for its bank loans, or other credit facilities except time deposits (Notes 9 and 47h). The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements.

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

Deferred consideration represents the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2008	2009

TII transaction
PT Aria Infotek	62,714	—
The Asian Infrastructure Fund	14,932	—
MediaOne International I B.V.	41,809	—
Less discount on promissory notes	(496)	—

	118,959	—

KSO IV transaction
MGTI	1,838,388	835,298
Less discount	(146,074)	(33,876)

	1,692,314	801,422

KSO VII transaction
BSI	1,094,209	568,524
Less discount	(149,080)	(40,580)

	945,129	527,944

Total	2,756,402	1,329,366
Current maturity — net of discount (Note 20a)	(1,297,857)	(1,221,287)

Long-term portion — net of discount (Note 20b)	1,458,545	108,079

a.  TII transaction

The outstanding balance relating to the TII transaction represents non-interest bearing promissory notes which were included in the purchase consideration, and arose from the acquisition of the 100% outstanding common shares of TII (previously the Company’s KSO III partner) on July 31, 2003. These promissory notes have an initial face value of US$109.1 million (equivalent to Rp.927,272 million). The promissory notes were payable in 10 equal semi-annual installments beginning July 31, 2004 and its present value at a discount rate of 5.16% at the closing date was US$92.7 million (equivalent to Rp.788,322 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)

a.  TII transaction (continued)

As of December 31, 2008 the outstanding promissory notes, before unamortized discount, amounted to US$10.9 million (equivalent to Rp.119,455 million) and on January 30, 2009, the promissory notes were fully repaid.

b.  KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through January 2011 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of December 31, 2008 and 2009, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$167.9 million (equivalent to Rp.1,838,388 million) and US$88.58 million (equivalent to Rp.835,298 million), respectively.

c.  KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of the KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through January 2011 at a discount rate of 15%, plus the direct cost of the business combination.

As of December 31, 2008 and 2009, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.1,094,209 million and Rp.568,524 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.	MINORITY INTEREST

	2008	2009

Minority interest in net assets of subsidiaries:
Telkomsel	9,460,506	10,868,407
Metra	59,500	57,670
Infomedia	163,774	7,270

Total	9,683,780	10,933,347

	2007	2008	2009

Minority interest in net income (loss) of subsidiaries:
Telkomsel	4,767,873	3,997,135	4,605,610
Metra	(2,628)	1,903	1,128
Infomedia	45,567	54,605	37,334

Total	4,810,812	4,053,643	4,644,072

26.	CAPITAL STOCK

	2008
	Number of	Percentage	Total
Description	Shares	of Ownership	Paid-Up Capital

Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.47	2,580,118
JPMCB US Resident (Norbax Inc.)	1,259,769,651	6.40	314,942
The Bank of New York Mellon Corporation (formerly The Bank of New York Company, Inc.)	2,042,622,016	10.39	510,656
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,046,539,289	30.74	1,511,635

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 28)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

26.	CAPITAL STOCK (continued)

	2009
	Number of	Percentage	Total
Description	Shares	of Ownership	Paid-Up Capital

Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.47	2,580,118
The Bank of New York Mellon Corporation	1,788,730,056	9.09	447,183
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	7,560,200,900	38.44	1,890,050

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 28)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors, issuance of new shares and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.

27.	ADDITIONAL PAID-IN CAPITAL

	2008	2009

Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.	TREASURY STOCK

The Company had repurchased the Series B shares phase I, II and III based on the AGM of Stockholders of the Company (Note 1c) and on the potential crisis market condition based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008.

As of December 31, 2008 and 2009, the Company has repurchased 490,574,500 of the Company’s issued and outstanding Series B shares, respectively, representing 2.43% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.4,264,073 million up to 2008 and 2009, respectively, (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

The movement of shares held in treasury arising from the programs for repurchase of shares is as follows:

	2008		2009
	Number		Number
	of Shares	Rp.	of Shares	Rp.

Balance beginning	244,740,500	2,176,611	490,574,500	4,264,073
Number of shares acquired	245,834,000	2,087,462	—	—

Balance ending	490,574,500	4,264,073	490,574,500	4,264,073

For the period from January 1 to December 31, 2009, the Company did not repurchase any treasury shares, hence the historical unit cost to repurchase treasury shares for the years ended December 31, 2008 and 2009 is as follows:

	Rp.
	2008	2009

Weighted average	8,491	—
Minimum	4,857	—
Maximum	10,155	—

The acquisition cost per share includes broker commissions. Up to the consolidated balance sheet date, none of the shares acquired were sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.478,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2008 and 2009, the development of the related infrastructure amounted to Rp.296,871 million and Rp.416,773 million, respectively.

As of December 31, 2008 and 2009, the Company has received an aggregate of Rp.360,000 million and Rp.478,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments of Rp.90,000 million from 2005 to 2008 and Rp.118,000 million on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company.

30.	TELEPHONE REVENUES

	2007	2008	2009

Fixed lines
Local and SLJJ	7,022,997	5,738,004	4,774,075
Monthly subscription charges	3,700,570	3,667,905	3,508,432
Installation charges	123,722	130,022	91,488
Phone cards	1,074	11,718	35,413
Others	152,848	182,608	235,459

Total	11,001,211	9,730,257	8,644,867

Cellular
Usage charges	21,990,296	24,138,015	26,071,376
Features	312,639	722,927	483,095
Monthly subscription charges	204,711	186,134	423,511
Connection fee charges	130,419	284,952	223,845

Total	22,638,065	25,332,028	27,201,827

Total Telephone Revenues	33,639,276	35,062,285	35,846,694

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

31.	INTERCONNECTION REVENUES

	2007	2008	2009

Revenues	12,705,911	12,054,314	10,551,205
Expenses	(3,054,604)	(3,263,560)	(2,929,260)

Total — Net	9,651,307	8,790,754	7,621,945

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of a cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 47).

Refer to Note 44 for details of related party transactions.

32.	DATA, INTERNET AND INFORMATION TECHNOLOGY REVENUES

	2007	2008	2009

Short Messaging Services (“SMS”)	11,224,343	9,653,649	10,499,400
Internet, data communication and information technology services	3,232,901	4,841,148	7,785,504
VoIP	198,358	180,458	184,523
e-Business	28,533	37,503	36,731

Total	14,684,135	14,712,758	18,506,158

33.	NETWORK REVENUES

	2007	2008	2009

Leased lines	473,458	691,765	743,005
Satellite transponder lease	233,916	387,710	475,008

Total	707,374	1,079,475	1,218,013

Refer to Note 44 for details of related party transactions.

34.	OTHER TELECOMMUNICATIONS SERVICES

	2007	2008	2009

Customer Premise Equipment (“CPE”) and terminal	—	380,462	721,051
Directory assistance	329,941	333,602	340,087
RSA revenues	114,189	121,991	29,511
Amortization of unearned income (Note 12)	313,789	204,061	111,780
Others	—	4,396	201,396

Total	757,919	1,044,512	1,403,825

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

35.	PERSONNEL EXPENSES

	2007	2008	2009

Salaries and related benefits	2,884,111	2,956,440	3,056,273
Vacation pay, incentives and other benefits	2,488,266	2,241,970	2,335,409
Early retirement programs (Note 17)	—	788,205	1,043,639
Employees’ income tax	1,511,160	1,128,437	674,426
Net periodic pension costs (Notes 41a)	859,531	706,453	625,776
Net periodic post-retirement health care benefits costs (Note 43)	723,195	901,797	331,056
Housing	219,683	215,320	207,494
LSA and LSA termination costs (Notes 42a,b)	(359,809)	35,300	116,562
Other post-retirement cost (Note 41b)	84,726	83,569	81,468
Other employees’ benefits (Note 41c)	13,568	16,318	20,028
Medical	28,180	10,343	18,674
Others	42,279	32,482	22,352

Total	8,494,890	9,116,634	8,533,157

36.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2007	2008	2009

Operations and maintenance	5,415,820	5,905,290	7,480,224
Radio frequency usage charges (Notes 48c.iii)	1,138,522	2,400,290	2,784,639
Cost of handset, phone, SIM and RUIM cards	582,065	1,101,548	1,141,960
Concession fees and Universal Service Obligation charges	1,026,277	1,095,077	1,136,751
Electricity, gas and water	481,659	558,375	724,069
Leased lines and CPE	298,661	383,340	474,196
Insurance	342,723	366,547	312,317
Vehicles rental and supporting facilities	236,274	232,367	266,399
Cost of IT services	—	105,740	181,237
Travelling	50,194	50,139	60,815
Others	18,401	18,972	19,678

Total	9,590,596	12,217,685	14,582,285

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

37.	GENERAL AND ADMINISTRATIVE EXPENSES

	2007	2008	2009

Amortization of goodwill and other intangible assets (Note 14)	1,154,005	1,243,641	1,390,458
Collection expenses	598,606	583,871	717,844
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	500,808	397,950	573,704
Security and screening	236,034	258,750	265,385
Travelling	254,126	238,282	223,153
General and social contribution	237,379	141,850	220,582
Training, education and recruitment	222,670	241,425	204,734
Professional fees	156,844	204,854	184,546
Meetings	88,915	88,029	76,413
Vehicle rental	103,013	87,001	66,170
Stationery and printing	79,929	71,965	64,644
Research and development	6,733	9,753	5,867
Others	33,132	61,315	59,164

Total	3,672,194	3,628,686	4,052,664

38.	TAXATION

a.  Claim for tax refund

	2008	2009

Subsidiaries
Corporate income tax	5,484	449,902
Income tax — including interest
Article 21 — Individual income tax	388	—
Article 23 — Withholding tax on services delivery	213,006	—
Article 26 — Withholding tax on non-resident income tax	3,950	213
Value Added Tax (“VAT”) — including interest	347,126	216,236

	569,954	666,351

b.  Prepaid taxes

	2008	2009

The Company
Corporate income tax	226,765	255,168

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

b.  Prepaid taxes (continued)

	2008	2009

Subsidiaries
Corporate income tax	545,868	85,069
VAT	31,141	36,551
Article 23 — Withholding tax on services delivery	1,820	2,473
Article 26 — Withholding tax on non-resident income tax	—	471

	578,829	124,564

	805,594	379,732

c.  Taxes payable

	2008	2009

The Company
Income taxes
Article 4(2) — Final tax	—	6,121
Article 21 — Individual income tax	75,125	51,377
Article 22 — Withholding tax on goods delivery and imports	8,044	2,863
Article 23 — Withholding tax on services delivery	50,007	17,260
Article 25 — Installment of corporate income tax	68,087	45,953
Article 26 — Withholding tax on non-resident income tax	1,590	35,018
Article 29 — Underpayment of corporate income tax	—	27,232
VAT	107,007	170,899

	309,860	356,723

Subsidiaries
Income taxes
Article 4(2) — Final tax	9,868	16,349
Article 21 — Individual income tax	43,384	28,285
Article 22 — Withholding tax on goods delivery and imports	2	2
Article 23 — Withholding tax on services delivery	38,487	34,089
Article 25 — Installment of corporate income tax	11,582	317,087
Article 26 — Withholding tax on non-resident income tax	34,374	45,491
Article 29 — Underpayment of corporate income tax	84,917	781,696
VAT	207,214	170,067

	429,828	1,393,066

	739,688	1,749,789

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

d.  The components of income tax expense (benefit) are as follows:

	2007	2008	2009

Current
The Company	1,799,709	1,371,171	1,018,661
Subsidiaries	5,434,165	4,452,387	5,011,040

	7,233,874	5,823,558	6,029,701

Deferred
The Company	225,287	(234,155)	202,999
Subsidiaries	468,662	50,292	140,376

	693,949	(183,863)	343,375

	7,927,823	5,639,695	6,373,076

e.  Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2007	2008	2009

Consolidated income before tax	25,595,653	20,312,808	22,349,288
Add back consolidation eliminations	8,990,643	7,622,667	8,471,649

Consolidated income before tax and eliminations	34,586,296	27,935,475	30,820,937
Less: income before tax of the subsidiaries	(19,704,281)	(16,219,919)	(18,302,112)

Income before tax attributable to the Company	14,882,015	11,715,556	12,518,825
Less: income subject to final tax	(586,373)	(740,407)	(656,472)

	14,295,642	10,975,149	11,862,353

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

e.  (continued)

	2007	2008	2009

Tax calculated at applicable rates	4,288,675	2,743,775	2,728,341
Non-taxable income	(2,699,184)	(1,910,785)	(1,941,645)
Non-deductible expenses	361,222	390,575	461,749
Deferred tax liabilities (assets) that cannot be utilized — net	(8,193)	1,993	—
Effect of changes in tax rate on the Company’s deferred tax liabilities — net	—	(183,204)	42,577

Corporate income tax expense	1,942,520	1,042,354	1,291,022
Income tax borne by Government	—	—	(142,779)
Final income tax expense	82,476	94,662	73,417

Total income tax expense of the Company	2,024,996	1,137,016	1,221,660
Income tax expense of the subsidiaries	5,902,827	4,916,493	5,151,416
Effect of changes in tax rate on subsidiaries’ deferred tax liabilities — net	—	(413,814)	—

Total consolidated income tax expense	7,927,823	5,639,695	6,373,076

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the years ended December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Income before tax attributable to the Company	14,882,015	11,715,556	12,518,824
Less: income subject to final tax	(586,373)	(740,407)	(656,472)

	14,295,642	10,975,149	11,862,352

Temporary differences:
Amortization of intangible assets	1,004,935	847,193	1,055,716
Depreciation of property, plant and equipment	410,146	51,233	(372,240)
Allowance for doubtful accounts	342,288	285,661	410,341
Accrued employees’ benefits	336,455	(241,304)	6,609
Depreciation of property, plant and equipment under RSA	131,911	108,136	74,798
Finance leases	(19,777)	(49,982)	(12,642)
Foreign exchange (gain) loss on deferred consideration for business combinations	79,548	252,457	(155,860)
Allowance for inventory obsolescence	9,551	10,163	12,047
Amortization of land rights	(2,644)	(3,837)	(4,084)
Inventories written-off	(3,037)	(6,824)	(8,842)
Gain on sale of property, plant and equipment	(11,723)	(7,282)	(20,658)
Amortization of unearned income on RSA	(194,151)	(180,944)	(101,680)
Trade receivables written-off	(223,583)	(323,234)	(367,292)
Net periodic pension and other post-retirement benefits costs	47,184	(283,283)	(342,910)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

e.  (continued)

	2007	2008	2009

Temporary differences: (continued)
LSA	(391,466)	15,284	(1,162)
Payments of deferred consideration for business combinations	(877,202)	(958,050)	(1,163,695)
Accrued early retirement benefits	(1,528,429)	788,206	240,433
Other provisions	111,729	(91,818)	53,635

Total temporary differences	(778,265)	211,775	(697,486)

Permanent differences:
Net periodic post-retirement health care benefit costs	714,736	891,404	318,439
Amortization of discounts on promissory notes	22,149	8,277	520
Tax refund — net	(5,991)	(3,577)	(6,906)
Equity in net income of associates and subsidiaries	(8,997,280)	(7,643,138)	(8,441,933)
Compensation for the early termination of exclusivity rights (Note 29)	—	—	620,779
Others	473,178	666,195	1,074,770

Total permanent differences	(7,793,208)	(6,080,839)	(6,434,331)

Taxable income	5,724,169	5,106,085	4,730,535

Current corporate income tax expense	1,717,233	1,276,509	1,088,023
Income tax borne by Government (Note 29)	—	—	(142,779)
Final income tax expense	82,476	94,662	73,417

Total current income tax expense of the Company	1,799,709	1,371,171	1,018,661
Current income tax expense of the subsidiaries	5,434,165	4,452,387	5,011,040

Total current income tax expense	7,233,874	5,823,558	6,029,701

The Corporate Income Tax Return (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2009 will be reported based on the prevailing regulation. The amount of corporate income tax for the years ended December 31, 2007 and 2008 was as reported in the Annual SPTs.

f.  Tax assessment

(i)  The Company

Currently, the Company is being audited by the Directorate General of Tax (“DGT”) for fiscal year 2008. As of the issuance date of the consolidated financial statements, the tax audit has not been completed yet.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

f.  Tax assessment (continued)

(ii)  Telkomsel

Due to recalculation of depreciation for fiscal year 2006, Telkomsel claimed for overpayment from the previously reported tax of Rp.12.5 billion. Telkomsel is currently being tax audited for fiscal year 2006. As of the issuance date of the consolidated financial statements, the tax audit has not been completed yet.

In 2007, Telkomsel was also assessed by the DGT for underpayments of withholding taxes, VAT and corporate income tax, including penalties, covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection to the underpayment assessments of withholding taxes and VAT including penalties, totaling Rp.408 billion.

Subsequently, in December 2008, the DGT approved Rp.141 billion of the objection. In February 2009, Telkomsel received this amount and interest of Rp.39 billion. On February 23, 2009, Telkomsel filed an appeal to the Tax Court for the rejected VAT of Rp.215 billion and recognized it as claim for tax refund (Note 38a). The remaining rejected amount of Rp.52 billion was charged to the 2008 consolidated statements of income (Note 51k).

On October 2, 2007, Telkomsel filed an appeal with the Tax Court for the DGT’s rejection of Telkomsel’s objection to underpayment assessments of withholding taxes articles 23 and 26 for the fiscal year 2002 of Rp.115 billion.

Based on the Tax Court’s decision in December 2008, Telkomsel’s appeal was accepted with a refund of Rp.115 billion. In February 2009, Telkomsel received this amount and interest of Rp.52 billion, net of underpayments of various taxes.

On February 25, 2009, the DGT filed a judicial review to Indonesian Supreme Court (“SC”), on the Tax Court’s decision accepting Telkomsel’s appeal for a refund of Rp.115 billion. Telkomsel believes that the decision has properly been made. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

On February 12, 2009, Telkomsel received a Tax Collection Letter (“Surat Tagihan Pajak” or “STP”) for an underpayment of income tax article 25 for the period of December 2008 of Rp.429 billion (including a penalty of Rp.8 billion). From its letter dated March 3, 2009, Telkomsel filed an objection and requested the DGT to cancel the STP. On April 28, 2009, the DGT rejected the objection. Subsequently, on May 28, 2009, Telkomsel filed an appeal to the Tax Court for the rejection. In August 2009, Telkomsel paid part of the penalty of Rp.4.2 billion.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

f.  Tax assessment (continued)

(ii)  Telkomsel (continued)

On December 21, 2009, the Tax Court issued its decision which approved Telkomsel’s appeal and requested the DGT to cancel the STP. Therefore, Telkomsel will ask for a refund of the penalty of Rp.4.2 billion (Note 51e).

On December 29, 2009, as a result of a tax audit, Telkomsel was assessed for an overpayment of the 2008 corporate income tax of Rp.439 billion (Note 51e). The rejected portion of Rp.3 billion was accepted by Telkomsel and charged to the 2009 consolidated statement of income.

g.  Deferred tax assets and liabilities

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)
		Credited to the
		Consolidated
	December 31,	Statements	Acquisitions	December 31,
	2007	of Income*)	of Sigma	2008

The Company
Deferred tax assets:
Deferred consideration for business combinations	1,010,035	(311,987)	—	698,048
Allowance for doubtful accounts	306,329	47,134	—	259,195
Net periodic pension and other post-retirement benefits costs	375,994	(100,253)	—	275,741
Accrued expenses	76,686	(44,809)	—	31,877
Early termination expenses	—	220,698	—	220,698
Accrued for employee benefits	172,071	(79,036)	—	93,035
Finance leases	40,057	(18,023)	—	22,034
Allowance for inventory obsolescence	15,891	310	—	16,201

Total deferred tax assets	1,997,063	(380,234)	—	1,616,829

Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment’s net book value	(1,848,201)	277,642	—	(1,570,559)
Land rights	(4,592)	(330)	—	(4,922)
RSA	(59,859)	1,990	—	(57,869)
Intangible assets	(909,005)	335,087	—	(573,918)

Total deferred tax liabilities	(2,821,657)	614,389	—	(2,207,268)

Deferred tax liabilities of the Company — net	(824,594)	234,155	—	(590,439)
Deferred tax liabilities of the subsidiaries — net	(2,209,506)	(50,292)	(54,636)	(2,314,434)

Total deferred tax liabilities — net	(3,034,100)	183,863	(54,636)	(2,904,873)

*)	Including adjustment due to changes in tax rate (Note 38h)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

g.  Deferred tax assets and liabilities (continued)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	December 31,
	2008	of income*)	2009

The Company
Deferred tax assets:
Deferred consideration for business combinations	698,048	(362,639)	335,409
Allowance for doubtful accounts	259,195	9,232	268,427
Net periodic pension and other post-retirement benefits costs	275,741	(115,431)	160,310
Accrued expenses	31,877	4,362	36,239
Early termination expenses	220,698	36,462	257,160
Accrued for employee benefits	93,035	(8,316)	84,719
Finance leases	22,034	(3,602)	18,432
Allowance for inventory obsolescence	16,201	1,471	17,672

Total deferred tax assets	1,616,829	(438,461)	1,178,368

Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment’s net book value	(1,570,559)	(79,641)	(1,650,200)
Land rights	(4,922)	(886)	(5,808)
RSA	(57,869)	13,273	(44,596)
Intangible assets	(573,918)	302,716	(271,202)

Total deferred tax liabilities	(2,207,268)	235,462	(1,971,806)

Deferred tax liabilities of the Company — net	(590,439)	(202,999)	(793,438)
Deferred tax liabilities of the subsidiaries — net	(2,314,434)	(235,329)	(2,549,763)

Total deferred tax liabilities — net	(2,904,873)	(438,328)	(3,343,201)

Total deferred tax assets — net	—	94,953	94,953

*)	Including adjustment due to changes in tax rate (Note 38h)

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than the estimates.

Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the DGT, hence it was reversed with a corresponding deduction to the deferred tax liability. The rejection of the recalculation resulted in a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of prepaid taxes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

h.  Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self assessment. DGT may assess or amend taxes within ten years of the time the tax becomes due, or until the end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that the corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates ranging from 10% to 30%) and 25% in 2010. As of December 31, 2008 and 2009, the Company and its subsidiaries measured the effect of the change of enacted tax rate in calculating its deferred tax assets and liabilities depending on the timing of realization of its estimates.

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applicable for qualifying companies listed and for whose stock is traded on the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks on the IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of 6 months in one tax year. The Company has met all of the required criteria, thereby the Company is entitled to the tax rate reduction incentive and it has been implemented for the calculation of corporate income tax. Therefore, for the purposes of calculating income tax expenses and liabilities for the financial reporting periods of December 31, 2008 and 2009, the Company uses tax rate after considering the decrease in tax rates.

The Company is currently undergoing a tax audit for the 2008 fiscal year. No tax audit has been conducted for fiscal year 2003 and 2009. A tax audit has been completed for all other fiscal years.

Telkomsel is currently undergoing a tax audit for the 2008 and 2006 fiscal year. No tax audit has been conducted for fiscal year 2003 and 2009. A tax audit has been completed for all other fiscal years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.	TAXATION (continued)

h.  Administration (continued)

In 2008, DGT issued a sunset policy program in the form of an opportunity for the tax payer to make a revision in the prior years for underpaid Annual SPT, which will be granted free tax administration sanction and no assessment in the related fiscal year, unless the DGT find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized the sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal years 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007 and 2008, unless the Company files for overpaid Annual SPT then a tax assessment will be performed.

39.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 19,961,721,772; 19,748,574,254 and 19,669,424,780 in 2007, 2008 and 2009, respectively.

Basic earning per share amounting to Rp.644.08, Rp.537.73 and Rp.576.13 (full amount) for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company does not have potentially dilutive ordinary shares.

40.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 41 dated June 20, 2008 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2007 amounting to Rp.7,071,360 million or Rp.357.87 per share (of which Rp.965,398 million or Rp.48.45 per share was distributed as an interim cash dividend in November 2007), the distribution of special cash dividends amounting to Rp.1,928,553 million and the appropriation of Rp.3,857,106 million for general reserves.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 22 dated June 12, 2009 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2008 amounting to Rp.5,840,708 million or Rp.296.94 per share and the appropriation of Rp.4,778,761 million for general reserves.

On November 18, 2009, the Company decided on the interim distribution of cash dividend for 2009 amounting to Rp.524,190 million or Rp.26.65 per share to its stockholders.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS

	2007	2008	2009

Accrued pension and other post-retirement benefit costs
Pension
The Company	1,054,097	775,657	410,209
Telkomsel	64,070	92,427	112,991

Accrued pension costs	1,118,167	868,084	523,200
Other post-retirement benefits	195,061	210,345	209,183
Obligation under Labor Law	41,315	63,369	75,934

Accrued pension and other post-retirement benefit costs	1,354,543	1,141,798	808,317

Prepaid pension benefit costs	398	97	497

Net periodic pension costs
The Company	796,442	643,618	570,608
Telkomsel	62,980	62,019	54,695
Infomedia	109	816	473

Net periodic pension costs (Note 35)	859,531	706,453	625,776

Other post-retirement cost (Note 35)	84,726	83,569	81,468

Other employee benefits (Note 35)	13,568	16,318	20,028

a.  Pension

1.  The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2007, 2008 and 2009 amounted to Rp.700,161 million, Rp.889,061 million and Rp.889,061 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.2,196 million, Rp.3,001 million and Rp.3,841 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2007, 2008 and 2009, for its defined benefit pension plan:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.  Pension (continued)

1.  The Company (continued)

	2007	2008	2009

Change in projected benefits obligation
Projected benefits obligation at beginning of year	8,121,381	10,727,812	9,516,975
Service costs	441,174	282,134	284,090
Interest costs	976,920	1,076,969	1,154,174
Plan participants’ contributions	43,396	44,593	44,476
Actuarial losses (gains)	794,376	(2,168,267)	1,207,375
Expected benefits paid	(348,018)	(446,266)	(453,651)
Benefits changed	698,583	—	—

Projected benefits obligation at end of year	10,727,812	9,516,975	11,753,439

Change in plan assets
Fair value of plan assets at beginning of year	7,210,748	9,034,392	8,713,418
Expected return on plan assets	788,583	930,835	1,030,829
Employer’s contributions	700,161	889,061	889,061
Plan participants’ contributions	43,396	44,593	44,476
Actuarial gains (losses)	639,522	(1,773,654)	2,027,628
Expected benefits paid	(348,018)	(411,809)	(405,231)

Fair value of plan assets at end of year	9,034,392	8,713,418	12,300,181

Funded status	(1,693,420)	(803,557)	546,742
Unrecognized prior service costs	1,719,040	1,497,719	1,276,398
Unrecognized net actuarial gains	(1,079,717)	(1,469,819)	(2,233,349)

Accrued pension benefit costs	(1,054,097)	(775,657)	(410,209)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016.

The actual return on plan assets was Rp.1,602,954 million, (Rp.758,031) million and Rp.2,692,233 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The movement of the accrued pension benefits costs during the years ended December 31, 2007, 2008 and 2009, is as follows:

	2007	2008	2009

Accrued pension benefits costs at beginning of year	1,003,000	1,054,097	775,657
Net periodic pension cost less amounts charged to subsidiaries	796,442	643,618	570,608
Amounts charged to subsidiaries under contractual agreements	—	1,460	1,425
Employer’s contributions	(745,345)	(923,518)	(937,481)

Accrued pension benefits costs at end of year	1,054,097	775,657	410,209

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.  Pension (continued)

1.  The Company (continued)

As of December 31, 2008 and 2009, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2008 and 2009, plan assets included Series B shares issued by the Company with fair value totaling Rp.273,591 million and Rp.355,371 million, respectively, representing 3.21% and 2.89% of total assets of Dapen as of December 31, 2008 and 2009, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 41b) was performed based on the measurement date as of December 31, 2007, 2008 and 2009, with reports dated March 31, 2008, March 31, 2009 and March 30, 2010, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Discount rate	10.25%	12%	10.75%
Expected long-term return on plan assets	10%	11.5%	10.5%
Rate of compensation increases	8%	8%	8%

The components of net periodic pension costs are as follows:

	2007	2008	2009

Service costs	441,174	282,134	284,090
Interest costs	976,920	1,076,969	1,154,174
Expected return on plan assets	(788,583)	(930,835)	(1,030,829)
Amortization of prior service costs	191,358	221,321	221,321
Recognized actuarial gain	(24,427)	(4,511)	(56,723)

Net periodic pension costs	796,442	645,078	572,033
Amount charged to subsidiaries under contractual agreements	—	(1,460)	(1,425)

Total net periodic pension costs less amounts charged to subsidiaries (Note 35)	796,442	643,618	570,608

2.  Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.  Pension (continued)

2.  Telkomsel (continued)

Telkomsel’s contributions to Jiwasraya amounted to Rp.31,404 million, Rp.33,663 million and Rp.34,131 million for 2007, 2008 and 2009, respectively.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of December 31, 2007, 2008 and 2009:

	2007	2008	2009

Projected benefits obligation	(291,349)	(284,324)	(399,400)
Fair value of plan assets	107,480	129,091	154,091

Unfunded status	(183,869)	(155,233)	(245,309)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	983	869	754
Unrecognized net actuarial losses	118,816	61,937	131,564

Accrued pension benefits costs	(64,070)	(92,427)	(112,991)

The components of the net periodic pension costs are as follows:

	2007	2008	2009

Service costs	32,553	37,295	33,948
Interest costs	24,153	30,573	34,084
Expected return on plan assets	(2,232)	(11,267)	(15,456)
Amortization of past service costs	115	115	115
Recognized actuarial losses	8,391	5,303	2,004

Net periodic pension costs (Note 35)	62,980	62,019	54,695

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2007, 2008 and 2009, with reports dated March 25, 2008, February 12, 2009 and February 8, 2010, respectively, by WWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2007, 2008 and 2009 for each of the year, are as follows:

	2007	2008	2009

Discount rate	10.5%	12%	10.5%
Expected long-term return on plan assets	10.5%	12%	10.5%
Rate of compensation increases	8%	9%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.  Pension (continued)

3.  Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Projected benefits obligation	(5,688)	(5,119)	(7,013)
Fair value of plan assets	6,086	5,216	7,510

Funded status	398	97	497

Prepaid pension benefits costs	398	97	497

The net periodic pension costs of Infomedia amounted to Rp.109 million, Rp.816 million and Rp.473 million for the years ended December 31, 2007, 2008 and 2009, respectively (Note 35).

b.  Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The movement of the other post-retirement benefits for the years ended December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Accrued other post-retirement benefits costs at beginning of year	131,317	195,061	210,345
Other post-retirement benefits costs	84,726	83,569	81,468
Other post-retirement benefits paid	(20,982)	(68,285)	(82,630)

Total accrued other post-retirement benefits costs at end of year	195,061	210,345	209,183

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.  Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for the years ended December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Service costs	22,774	22,625	21,729
Interest costs	43,968	41,934	46,159
Amortization of past service costs	6,826	6,826	6,826
Recognized actuarial losses	11,158	12,184	6,754

Total net periodic other post-retirement benefits costs (Note 35)	84,726	83,569	81,468

c.  Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2008 and 2009 amounted to Rp.63,369 million and Rp.75,934 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.13,568 million, Rp.16,318 million and Rp.20,028 million for the years ended December 31, 2007, 2008 and 2009, respectively (Note 35).

42.	LONG SERVICE AWARDS (“LSA”)

	2007	2008	2009

Accrued LSA
Telkomsel	74,520	102,633	212,518

LSA and LSA termination costs
The Company	(391,467)	—	—
Telkomsel	31,658	35,300	116,562

Total LSA and LSA termination costs (Note 35)	(359,809)	35,300	116,562

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.	LONG SERVICE AWARDS (“LSA”) (continued)

a.  The Company

The Company provides certain cash awards to its employees based on length of service requirements. The benefits are either paid at the time the employees reach their anniversary dates during employment, or at the time of termination.

The movements of the accrued LSA for the years ended December 31, 2007, 2008 and 2009, are as follows:

2007

Accrued LSA at beginning of year	391,467
LSA and LSA termination costs (see Note below and Note 35)	(391,467)
LSA paid	—

Accrued LSA at end of year	—

In 2007, in relation to the termination of LSA, the Company recorded an actuarial gain of Rp.391,467 million, resulting from LSA obligation as of December 31, 2006.

b.  Telkomsel

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.102,633 million and Rp.212,518 million as of December 31, 2008 and 2009, respectively (Note 44). The related benefits cost charged to expense amounted to Rp.31,658 million, Rp.35,300 million and Rp.116,562 million for the years ended December 31, 2007, 2008 and 2009, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer are entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2007, 2008 and 2009:

	2007	2008	2009

Change in projected benefits obligation
Projected benefits obligation at beginning of year	6,985,343	8,925,612	5,855,224
Service costs	115,392	143,981	72,007
Interest costs	735,427	903,498	686,767
Actuarial (gains) losses	1,273,013	(3,895,872)	816,312
Expected post-retirement health care paid	(183,563)	(221,995)	(264,336)

Projected benefits obligation at end of year	8,925,612	5,855,224	7,165,974

Change in plan assets
Fair value of plan assets at beginning of year	2,253,261	3,376,172	4,018,693
Expected return on plan assets	237,937	343,366	410,378
Employer’s contributions	900,000	1,100,839	1,100,523
Actuarial gains (losses)	168,537	(579,689)	757,005
Expected post-retirement health care paid	(183,563)	(221,995)	(264,336)

Fair value of plan assets at end of year	3,376,172	4,018,693	6,022,263

Funded status	(5,549,440)	(1,836,531)	(1,143,711)
Unrecognized net actuarial (gains) losses	2,780,517	(734,189)	(658,065)

Accrued post-retirement health care benefits costs	(2,768,923)	(2,570,720)	(1,801,776)

The actual return on plan assets was Rp.256,309 million, Rp.244,272 million and Rp.368,640 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The components of net periodic post-retirement health care benefits cost are as follows:

	2007	2008	2009

Service costs	115,392	143,981	72,007
Interest costs	735,427	903,498	686,767
Expected return on plan assets	(237,937)	(343,366)	(410,378)
Recognized actuarial (gains) losses	110,313	198,523	(16,817)

Net periodic post-retirement benefits costs	723,195	902,636	331,579
Amounts charged to subsidiaries under contractual agreements	—	(839)	(523)

Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 35)	723,195	901,797	331,056

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

As of December 31, 2008 and 2009, plan assets included the Company’s Series B shares with total fair value of Rp.61,665 million and Rp.85,343 million, respectively.

The movements of the accrued post-retirement health care benefits costs for the years ended December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Accrued post-retirement health care benefits costs at beginning of year	2,945,728	2,768,923	2,570,720
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 35)	723,195	901,797	331,056
Amounts charged to subsidiaries under contractual agreements	—	839	523
Employer’s contributions	(900,000)	(1,100,839)	(1,100,523)

Accrued post-retirement health care benefits costs at end of year	2,768,923	2,570,720	1,801,776

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2007, 2008 and 2009, with reports dated March 31, 2008, March 31, 2009 and March 30, 2010, respectively, by WWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Discount rate	10.25%	12%	10.75%
Expected long-term return on plan assets	9%	9.25%	9.25%
Health care costs trend rate assumed for next year	14%	12%	10%
Ultimate health care costs trend rate	8%	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2011	2012

A 1% increase in assumed future health care costs trend rates would have the following effects:

	2007	2008	2009

Service costs and interest costs	1,257,360	879,993	968,212
Accumulated post-retirement health care benefits obligation	10,569,613	6,721,722	8,294,707

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:

a.  Government

i. The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.288,646 million, Rp.172,895 million and Rp.247,944 million for the years ended December 31, 2007, 2008 and 2009, respectively. Interest expense for two-step loans represent 20.1%, 10.9% and 12.4% of the total interest expense for each year.

ii. The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.587,770 million, Rp.632,522 million and Rp.327,132 million for the years ended December 31, 2007, 2008 and 2009, respectively (Note 36), representing 1.8%, 1.6% and 0.8%, respectively, of the total operating expenses for each year. Radio frequency usage charges amounted to Rp.1,138,522 million, Rp.2,400,290 million and Rp.2,784,639 million for the years ended December 31, 2007, 2008 and 2009, respectively (Note 36), representing 3.5%, 6.3% and 6.6% of the total operating expenses for each year.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.756,000 million and recognized an intangible asset (Note 14.iii).

iii. Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No. 15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.438,507 million, Rp.462,555 million and Rp.809,619 million for the years ended December 31, 2007, 2008 and 2009, respectively (Note 36), representing 1.3%, 1.2% and 1.9% of the total operating expenses for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

b.  Commissioners and Directors remuneration

i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.31,373 million, Rp.53,590 million and Rp.52,255 million in 2007, 2008 and 2009, respectively, representing 0.1% of the total operating expenses for each year.

ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.100,818 million, Rp.123,273 million and Rp.139,923 million in 2007, 2008 and 2009, respectively, representing 0.3% of the total operating expenses for each year.

c.  Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:

i. The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii. The Company and Indosat are responsible for their respective telecommunications facilities.

iii. Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv. The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

c.  Indosat (continued)

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2009, and can be applied until a new Minutes of Agreement available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 47). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i. Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii. Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii. In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv. Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp.280,018 million, Rp.14,957 million and Rp.69,586 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.5%, 0.02% and 0.1% of the total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

c.  Indosat (continued)

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.24,708 million, Rp.21,922 million and Rp.10,927 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.1%, 0.1% and 0.03% of the total operating expenses for each year.

Other agreements between Telkomsel and Indosat are as follows:

i. Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)

On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.379 million, Rp.467 million and Rp.1,223 million for the years ended December 31, 2007, 2008 and 2009, respectively.

ii. IRU Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an up-front payment of US$2.7 million (Note 13). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the right to use of 30 years. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or HPL) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of December 31, 2008 and 2009, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

c.  Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.162,283 million, Rp.171,730 million and Rp.137,154 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.3%, 0.3% and 0.2% of the total operating revenues for each year.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.12,572 million, Rp.21,815 million and Rp.30,118 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing less than 0.1% of total operating revenues for each year.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.31,710 million, Rp.33,706 million and Rp.36,434 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.1% of the total operating expenses for each year.

d.  Others

Transactions with all BUMN are considered as related parties transactions:

(i) The Company provides telecommunication services to substantially all Government Agencies in Indonesia for which transactions are treated as that of third parties customers.

(ii) The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and PSN for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.106,969 million, Rp.110,692 million and Rp.140,107 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.2% of the total operating revenues for each year.

(iii) The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.51,076 million, Rp.62,530 million and Rp.39,972 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.1% of the total operating revenues for each year.

(iv) The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.574,340 million, Rp.624,160 million and Rp.340,568 million in 2007, 2008 and 2009, respectively, representing 3.8%, 3.9% and 1.7% of the total fixed assets purchased in each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

d.  Others (continued)

(v) INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI in 2007, 2008 and 2009 amounted to Rp.113,738 million, Rp.124,929 million and Rp.103,822 million, respectively, representing 0.8%, 0.8% and 0.5% of the total fixed assets purchased in each year.

(vi) Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.141,040 million, Rp.139,449 million and Rp.204,075 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.4%, 0.4% and 0.5% of the total operating expenses for each year.

(vii) The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.301,519 million, Rp.335,350 million and Rp.313,433 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.9%, 0.9% and 0.7% of the total operating expenses for each year.

(viii) The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.4,844,497 million and Rp.5,627,600 million as of December 31, 2008 and 2009, respectively, representing 5.3% and 5.8% of the total assets. Interest income recognized for the years ended December 31, 2007, 2008 and 2009 amounted to Rp.272,442 million, Rp.310,561 million and Rp.195,266 million, representing 53%, 46% and 42.2% of the total interest income for each year.

(ix) The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for the years ended December 31, 2007, 2008 and 2009 amounted to Rp.157,008 million, Rp.710,338 million and Rp.1,047,067 million, respectively, representing 10.9%, 44.9% and 52.4% of the total interest expense for each year.

(x) The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.139,389 million, Rp.456,577 million and Rp.478,807 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.4%, 1.2% and 1.1% of the total operating expenses for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

d.  Others (continued)

(xi) The Company and its subsidiaries (incurred) earned interconnection (expenses) revenues from PSN, with a total of Rp.1,422 million, (Rp.1,910) million and (Rp.121) million for the years ended December 31, 2007, 2008 and 2009, respectively, representing less than 0.01%, (0.01%) and (0.01%) of the total operating revenues for each year.

(xii) The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.23,667 million, Rp.11,868 million and Rp.3,837 million in 2007, 2008 and 2009, respectively, representing 0.04%, 0.02% and 0.01% of the total operating revenues for each year.

(xiii) Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.194,557 million, Rp.158,288 million and Rp.228,921 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 0.6%, 0.4% and 0.5% of the total operating expenses for each year.

(xiv) Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.453,149 million, Rp.542,342 million and Rp.586,545 million for the years ended December 31, 2007, 2008 and 2009, respectively, representing 1.4% of the total operating expenses for each year. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,786,697 million, Rp.2,086,739 million and Rp.2,229,207 million in 2007, 2008 and 2009, respectively, representing 3.0%, 3.4% and 3.5% of the total operating revenues for each year.

(xv) Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.256,083 million and Rp.40,629 million and Rp.56,744 million in 2007, 2008 and 2009, respectively; representing 1.70%, 0.26% and 0.28% of the total acquisition of fixed assets for each year; and for maintenance of equipment amounted to Rp.52,612 million, Rp.34,570 million and Rp.51,992 million in 2007, 2008 and 2009, respectively, representing 0.16%, 0.09% and 0.12% of the total operating expenses for each year.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

d.  Others (continued)

Presented below are balances of accounts with related parties:

		2008		2009
			% of		% of
		Amount	total assets	Amount	total assets

a.	Cash and cash equivalents (Note 5)	4,353,166	4.77	4,958,439	5.08

b.	Temporary investments	263,469	0.29	276,523	0.28

c.	Trade receivables — net (Note 6)	544,974	0.60	604,768	0.62

d.	Other receivables
	State-owned banks (interest)	31,391	0.03	9,065	0.01
	Patrakom	4,724	0.01	4,688	0.01
	Kopegtel	3,827	0.00	3,829	0.00
	Government Agencies	2,448	0.00	278	0.00
	Other	233	0.00	217	0.00

	Total	42,623	0.04	18,077	0.02

e.	Prepaid expenses (Note 8)	1,076,592	1.18	1,733,277	1.78

f.	Other current assets (Note 9)
	BNI	61,723	0.07	108,893	0.11
	Bank Mandiri	21,381	0.02	16,098	0.02
	BRI	—	—	347	0.00

	Total	83,104	0.09	125,338	0.13

g.	Advances and other non-current assets (Note 13)
	Bank Mandiri	91,984	0.10	124,378	0.13
	BNI	2,404	0.00	98,107	0.10
	Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	0.00	813	0.00

	Total	95,201	0.10	223,298	0.23

h.	Escrow accounts (Note 15)	49,557	0.05	44,004	0.05

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.	RELATED PARTY TRANSACTIONS (continued)

d.  Others (continued)

		2008		2009
			% of total		% of total
		Amount	liabilities	Amount	liabilities

i.	Trade payables (Note 16)
	Government Agencies	1,005,052	2.12	1,280,700	2.69
	Kopegtel	223,640	0.47	132,652	0.28
	Indosat	22,095	0.05	63,233	0.13
	Yakes	30,070	0.06	38,095	0.08
	INTI	26,241	0.06	13,459	0.03
	SPM	13,391	0.03	12,829	0.03
	Gratika	8,661	0.02	8,138	0.02
	CSM	1,007	0.00	1,012	0.00
	Patrakom	—	—	690	0.00
	PSN	541	0.00	1	0.00
	Others	45,448	0.10	208,659	0.44

	Total	1,376,146	2.91	1,759,468	3.70

j.	Accrued expenses (Note 17)
	Employees	1,621,478	3.43	1,786,736	3.75
	Government Agencies and state-owned banks	87,874	0.19	368,860	0.77
	PT Jaminan Sosial Tenaga Kerja (Persero)	21,019	0.04	22,802	0.05
	Jasindo	93	0.00	—	—

	Total	1,730,464	3.66	2,178,398	4.57

k.	Short-term bank loans (Note 19)
	BSM	—	—	9,000	0.02

l.	Accrued LSA (Note 42)	102,633	0.22	212,518	0.45

m.	Accrued post-retirement health care benefits (Note 43)	2,570,720	5.44	1,801,776	3.78

n.	Accrued pension and other post-retirement benefits costs (Note 41)	1,141,798	2.42	808,317	1.70

o.	Two-step loans (Note 21)	4,440,123	9.40	3,518,093	7.39

p.	Notes (Note 22)	—	—	70,000	0.15

q.	Long-term bank loans (Note 23)
	BNI	3,910,000	8.27	4,450,000	9.34
	BRI	3,260,000	6.90	3,700,000	7.77
	Bank Mandiri	2,060,000	4.36	3,330,000	6.99

	Total	9,230,000	19.53	11,480,000	24.10

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses. Goodwill is allocated to the fixed wireline segment.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2007
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Others	Elimination	Elimination	Consolidated

Segment results
External operating revenues	20,246,203	3,221,196	35,574,651	397,961	59,440,011	—	59,440,011
Inter-segment operating revenues	942,202	(74,741)	1,042,402	264,845	2,174,708	(2,174,708)	—

Total segment revenues	21,188,405	3,146,455	36,617,053	662,806	61,614,719	(2,174,708)	59,440,011

External operating expenses	(15,862,111)	(1,628,329)	(14,891,627)	(585,236)	(32,967,303)	—	(32,967,303)
Inter-segment expenses	(391,658)	—	(1,904,806)	(25,202)	(2,321,666)	2,321,666	—

Segment expenses	(16,253,769)	(1,628,329)	(16,796,433)	(610,438)	(35,288,969)	2,321,666	(32,967,303)

Segment results	4,934,636	1,518,126	19,820,620	52,368	26,325,750	146,958	26,472,708

Interest expense							(1,436,165)
Interest income							518,663
Loss on foreign exchange — net							(294,774)
Other income — net							328,584
Income tax expense							(7,927,823)
Equity in net income of associated companies							6,637

Income before minority interest							17,667,830
Unallocated minority interest							(4,810,812)

Net income							12,857,018

Other information
Segment assets	31,817,778	6,915,758	44,931,330	662,712	84,327,578	(2,382,808)	81,944,770
Investments in associates	93,630	—	20,360	—	113,990	—	113,990

Total consolidated assets							82,058,760

Total consolidated liabilities	(20,318,601)	(1,992,729)	(18,760,084)	(316,813)	(41,388, 227)	2,382,808	(39,005,419)

Capital expenditures	(2,552,912)	(691,613)	(12,132,235)	(87,442)	(15,464,202)	—	(15,464,202)

Depreciation and amortization	(3,403,757)	(343,328)	(5,685,408)	(51,032)	(9,483,525)	22,661	(9,460,864)

Amortization of goodwill and other intangible assets	(1,067,365)	—	(86,640)	—	(1,154,005)	—	(1,154,005)

Other non-cash expenses	(397,261)	—	(101,732)	(1,815)	(500,808)	—	(500,808)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION (continued)

	2008
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Others	Elimination	Elimination	Consolidated

Segment results
External operating revenues	20,154,645	3,271,387	36,878,141	385,611	60,689,784	—	60,689,784
Inter-segment operating revenues	1,315,969	26,376	272,737	346,159	1,961,241	(1,961,241)	—

Total segment revenues	21,470,614	3,297,763	37,150,878	731,770	62,651,025	(1,961,241)	60,689,784

External operating expenses	(17,368,116)	(2,094,351)	(18,309,533)	(610,309)	(38,382,309)	—	(38,382,309)
Inter-segment operating expenses	(412,820)	—	(2,094,936)	(32,395)	(2,540,151)	2,540,151	—

Segment expenses	(17,780,936)	(2,094,351)	(20,404,469)	(642,704)	(40,922,460)	2,540,151	(38,382,309)

Segment results	3,689,678	1,203,412	16,746,409	89,066	21,728,565	578,910	22,307,475

Interest expense							(1,581,818)
Interest income							671,834
Loss on foreign exchange — net							(1,613,759)
Other income — net							508,605
Income tax expense							(5,639,695)
Equity in net income of associated companies							20,471

Income before minority interest							14,673,113
Unallocated minority interest							(4,053,643)

Net income							10,619,470

Other information
Segment assets	33,698,251	7,505,027	56,721,046	760,356	98,684,680	(7,597,683)	91,086,997
Investments in associates	148,893	—	20,360	—	169,253	—	169,253

Total consolidated assets							91,256,250

Total consolidated liabilities	(22,867,802)	(1,925,062)	(29,708,639)	(341,793)	(54,843,296)	7,584,897	(47,258,399)

Capital expenditures	(4,364,760)	(1,937,644)	(15,370,866)	(62,478)	(21,735,748)	—	(21,735,748)

Depreciation and amortization	(3,432,407)	(408,467)	(7,207,604)	(55,952)	(11,104,430)	15,995	(11,088,435)

Amortization of goodwill and other intangible assets	(1,196,927)	—	(46,714)	—	(1,243,641)	—	(1,243,641)

Other non-cash expenses	(335,370)	—	(54,870)	—	(390,240)	—	(390,240)

	2009
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Others	Elimination	Elimination	Consolidated

Segment results
External operating revenues	19,533,194	3,283,476	41,376,400	403,565	64,596,635	—	64,596,635
Inter-segment operating revenues	2,736,350	52,534	159,438	325,312	3,273,634	(3,273,634)	—

Total segment revenues	22,269,544	3,336,010	41,535,838	728,877	67,870,269	(3,273,534)	64,596,635

External operating expenses	(17,740,746)	(3,056,615)	(20,484,268)	(711,865)	(41,993,494)	—	(41,993,494)
Inter-segment operating expenses	(1,194,255)	—	(2,316,604)	(32,872)	(3,543,731)	3,543,731	—

Segment expenses	(18,935,001)	(3,056,615)	(22,800,872)	(744,737)	(45,537,225)	3,543,731	(41,993,494)

Segment results	3,334,543	279,395	18,734,966	(15,860)	22,333,044	270,097	22,603,141

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.	SEGMENT INFORMATION (continued)

	2009
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Others	Elimination	Elimination	Consolidated

Interest expense							(2,000,023)
Interest income							462,169
Gain on foreign exchange — net							972,947
Other income — net							340,769
Income tax expense							(6,373,076)
Equity in net loss of associated companies							(29,715)

Income before minority interest							15,976,212
Unallocated minority interest							(4,644,072)

Net income							11,332,140

Other information
Segment assets	34,604,574	5,833,554	59,506,768	760,507	100,705,403	(3,297,350)	97,408,053
Investments in associates	131,193	—	20,360	—	151,553	—	151,553

Total consolidated assets							97,559,606

Total consolidated liabilities	(20,146,997)	(2,034,217)	(28,469,997)	(281,061)	(50,932,272)	3,295,760	(47,636,512)

Capital expenditures	(3,615,766)	(1,612,519)	(12,663,266)	(40,989)	(17,932,540)	—	(17,932,540)

Depreciation and amortization	(3,409,595)	(631,032)	(8,513,246)	(30,472)	(12,584,345)	—	(12,584,345)

Amortization of goodwill and other intangible assets	(1,274,455)	(6,133)	(109,375)	(495)	(1,390,458)	—	(1,390,458)

Other non-cash expenses	(461,320)	—	(108,255)	(4,129)	(573,704)	—	(573,704)

46.	REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of December 31, 2009, the Company has 28 RSA’s with 25 investors. The RSA’s are located mainly in Pekanbaru, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 68 to 172 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.	RSA (continued)

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

In 2009, the Company made amendments to some PBH agreements for extending the PBH period and the PBH ratio between the Company and investors.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.120,301 million and Rp.51,078 million as of December 31, 2008 and 2009, respectively (Note 12).

The investors’ share of revenues amounted to Rp.423,880 million, Rp.331,525 million and Rp.145,145 million in 2007, 2008 and 2009, respectively.

47.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.

a.  Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone services which is connected through fixed line network consists of the following:

•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee

Based on the Decree, the Company adjusted the tariffs effective August 1, 2008 as follows:

•	Local charges decreased by range from 2.5% to increase by 8.9%, depending on service usage and customer’s segment

•	SLJJ charges decreased by an average range from 36.9% to an increase by an average of 13.7%, depending on service usage and customer’s segment

•	SMS charges decreased by an average range from 42.8% to 49.7%, depending on service usage and customer’s segment

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

b.  Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:

•	Basic services tariff

•	Roaming tariff

•	Multimedia tariff,

with the following structure:

•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.

The tariffs are determined based on certain formula consisting of:

•	Network element cost;

•	Retail service activity cost plus margin.

The network element cost is determined using the Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.

c.  Interconnection tariffs

On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

c.  Interconnection tariffs (continued)

Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008, valid for a one year period, about Agreement to Reference Interconnection Offer (“RIO”) of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:

(1)  Fixed line

a. Local termination from local fixed line service tariff is Rp.73/minute.

b. Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

c. Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

d. Long distance termination from domestic fixed line service tariff is Rp.560/minute.

e. Local termination from cellular mobile network service tariff is Rp.203/minute.

f. Local termination from satellite mobile network service tariff is Rp.204/minute.

g. Long distance termination from cellular mobile network service tariff is Rp.626/minute.

h. Long distance termination from satellite mobile network service tariff is Rp.613/minute.

i. Domestic termination from international network service tariff is Rp.612/minute.

j. International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

k. Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute

l. Local transit service tariff is Rp.69/minute.

m. Long distance transit service tariff is Rp.295/minute.

n. International transit service tariff is Rp.316/minute.

(2)  Cellular

a. Local termination and origination service tariff is Rp.261/minute.

b. Long distance termination and origination service tariff is Rp.380/minute.

c. Long distance termination from cellular mobile network service tariff is Rp.493/minute.

d. Long distance termination from satellite network service tariff is Rp.501/minute.

e. International termination and origination service tariff is Rp.498/minute.

As of the issuance date of the consolidated financial statements, the RIO is still in renewal process.

Based on Decree No. 14/PER/M.KOMINFO/02/2009 dated February 25, 2009 of the Ministry of Communication and Information Technology, interconnection among operators is settled through a telecommunication traffic clearing process. The clearing function is undertaken collectively by operators under supervision of the Indonesian Telecommunication Regulatory Body.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

c.  Interconnection tariffs (continued)

(2)  Cellular (continued)

On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing processes. PJN was appointed to conduct voice interconnection clearing processes with the following conditions:

•	Tariff is Rp.0.4 for every call data record,

•	To support the process, PJN should provide SKTT within 6 months.

The agreement is valid for ten years, extendable based on agreement by both parties or may be terminated prior to such period, subject to amongst other things, PJN’s ability to:

•	Provide the system within the above-mentioned period,

•	Change its Articles of Association in compliance with Corporate Law No. 40/2007, within one month.

As of the date of this report, the operation of voice interconnect clearing is still under preparation.

d.  VoIP interconnection tariff

Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at an agreed fixed amount per minute.

e.  Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. The minimum tariff for activation fee is Rp.2,400,000. The tariff for local (under 25 km) monthly usage varies starting from Rp.1,750,000 up to Rp.88,650,000, depending on the speed. The tariff for monthly usage for long distance (over 25 km) starts from Rp.5,600,000 up to Rp.3,893,100,000 depending on the speed.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

f.  Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.

g.  Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services. On April 1, 2009, the Company reduced its internet tariff by an average of 20% depending on subscription packages.

h.  Universal Service Obligation (“USO”)

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

Based MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz-2400 MHz.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

h.  USO (continued)

Subsequently, the agreements have been amended. The latest amendments dated December 29, 2009 cover, among other things:

•	Relocations and additions of certain sites,

•	Changes in the price to Rp.1.76 trillion,

•	Extending pre-operating periods to January 31, 2010 and February 28, 2010 and operating periods to March and April 2014.

On February 18, 2009 and March 16, 2009, based on Decrees No. 62/KEP/M.KOMINFO/02/09 dated February 18, 2009 and No. 88/KEP/M.KOMINFO/03/2009 dated March 16, 2009 of the Ministry of Communication and Information Technology, the Minister granted Telkomsel principle licenses to operate a fixed-line network under USO program, the provision of which is subject to an operation acceptance test within six months. The license is extendable for three months based upon evaluation of the DGPT. Telkomsel has obtained the acceptance certificates for package 1, 3 and 6. The operation acceptance tests for package 2 and 7 have been completed, and subsequently, Telkomsel has received the acceptance certificates for those packages (Note 51b).

48.	COMMITMENTS

a.  Capital expenditures

As of December 31, 2009, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah

Rupiah	—	3,178,135
U.S. Dollars	610	5,747,503
Euro	7	100,564

Total		9,026,202

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

a.  Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)  Company

Outstanding
purchase
commitment
		Significant provisions of the		as of December 31,
Contracting parties	Date of agreement	agreement	Total contract value	2009

Company and Huawei Consortium (“Huawei”)	September 28, 2007	Procurement and installation agreement for Speedy Access Batch 3	US$19.2 million and Rp.130,774 million	Rp.740 million
Company and PT Abhimata Citra Abadi	November 9, 2007	Procurement and installation agreement for Metro Ethernet Batch 1 in Divre IV and Divre VII	Rp.158,207 million	Rp.13,572 million
Company and PT Datacomm Diangraha	November 28, 2007	Procurement and installation agreement Metro Ethernet Batch 2	Rp.238.266 million	Rp.12,896 million
Company and Huawei Tech	March 31, 2008	Procurement and installation agreement for Metro Ethernet Batch 3 in Divre V	Rp.103,704 million	Rp.6,078 million
Company and PT Era Bangun Jaya	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 3 Divre II	Rp.103,615 million	Rp.6,949 million
Company and PT Telekomindo Primakarya (“Telekomindo”)	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 4 Divre III	Rp.78,630 million	Rp.3,290 million
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.113,281 million	Rp.21,208 million
Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.225,966 million	Rp.112,274 million
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 10 in Netre Sumbagsel Area	Rp.75,751 million	Rp.25,775 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

a.  Capital expenditures (continued)

(i)  Company (continued)

Outstanding
purchase
commitment
		Significant provisions of the		as of December 31,
Contracting parties	Date of agreement	agreement	Total contract value	2009

Company and Telekomindo	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 11 Netre Sumbagsel	Rp.128,719 million	Rp.10,128 million
Company and PT Brimbun Raya Indah	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic Batch 12 Netre, Jakarta and West Java	Rp.137,542 million	Rp.3,863 million
Company and Huawei	May 12, 2008	Procurement and installation agreements for FWA CDMA Expansion Project System NSS, BSS and PDN in Divre I, II, III and IV	US$134.2 million and Rp.542,200 million	US$1.9 million and Rp.4,813 million
Company and PT Datacraft Indonesia	December 4, 2008	Procurement and installation agreement for Tera Router 2008 in Divre I, Divre II and Divre V	Rp.96,868 million	Rp.2,053 million
Company and PT Nokia Siemens Networks	December 5, 2008	Procurement and installation agreement for Softswitch and modernization of MSAN Divre V and trial location of Bali and Timika	Rp.71,814 million	Rp.34,234 million
Company and NSW — Fujitsu Consortium	December 30, 2008	Procurement and installation agreement for Capacity Ring JaKa2LaDeMa Project	US$117.2 million	US$109.4 million
Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite	US$178.9 million	US$169.4 million
Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement	US$18.5 million	US$13.3 million
Company and Sansaine Huawei Consortium	May 27, 2009	a. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3	US$5.9 million and Rp.68,578 million	US$5.9 million and Rp.68,578 million
	June 15, 2009	b. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1	US$5.7 million and Rp.54,368 million	US$5.7 million and Rp.54,368 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

a.  Capital expenditures (continued)

(i)  Company (continued)

Outstanding
purchase
commitment
		Significant provisions of the		as of December 31,
Contracting parties	Date of agreement	agreement	Total contract value	2009

Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2	US$9.1 million and Rp.42,468 million	US$7.7 million and Rp.30,560 million
Company and PT Aldomaru	June 11, 2009	Procurement agreement Roll Out Infusion PL 2009	Rp.63,761 million	Rp.34,271 million
Company and PT Dharma Kumala Utama	July 29, 2009	Procurement and installation agreement for Fiber Optic Cable Access & RMJ 2009 in Central Java and East Java Batch 1	Rp.63,465 million	Rp.51,447 million
Company and Sansaine — Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV	US$11.7 million and Rp.15,173 million	US$8.4 million and Rp.10,754 million
Company and Huawei — Sansaine Consortium	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)	US$52.3 million and Rp.114,949 million	US$52.3 million and Rp.114,949 million
Company and NEC — NSN Consortium	December 16, 2009	Procurement and installation agreement for Capacity Expansion Ring Jasuka Backbone 2009	US$5.7 million and Rp.85,441 million	US$5.7 million and Rp.85,441 million
Company and ZTE	December 21, 2009	Procurement and installation agreement for Improvement and Upgrade Jawa Backbone 2009	Rp.55,950 million	Rp.55,950 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

a.  Capital expenditures (continued)

(ii)  Telkomsel

Telkomsel’s agreements with Motorola, Inc. and PT Motorola Indonesia, Ericsson AB and Ericsson Indonesia, Nokia Corporation and PT Nokia Network (“Nokia Network”) and Siemens AG since August 2004, relate to the maintenance and procurement of equipment and related services, involving:

•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)

The agreements contain list of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the rollout period upon the issue of Purchase Orders (“PO”).

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet the requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and maintenance of Telkomsel’s Switching Sub System (“SSS”) and BSS that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly reviews.

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:

•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and

•	prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list (Note 11d.vii).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

a.  Capital expenditures (continued)

(ii)  Telkomsel (continued)

Subsequently, on April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:

•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three year period.

For the purpose of providing telecommunication services with 3G, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, provided that the suppliers are able to meet the requirements set out in each PO. Based on letters from Telkomsel, the Managed Operation Agreements with those companies were terminated as of March 31, 2008.

On April 17, 2008, Telkomsel, Ericsson Indonesia and PT Nokia Siemens Networks also entered into Technical Service Agreements for technical support of Combined 2G and 3G CS Core Network. The agreements commence:

•	in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•	in all other respects, on the Effective Date;

and continues until the later of:

•	the date which is three years after the Effective Date; and

•	the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 year period.

In July and August 2008, Telkomsel entered into 2G BSS and 3G UTRAN Network Trial Agreements (NTA) with PT Alcatel-Lucent Indonesia, ZTE and Huawei Tech (“Trial Participants”). Subsequently, in September 2008, the agreements with ZTE and Huawei Tech were amended. Such agreements contain, among other things:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

a.  Capital expenditures (continued)

(ii)  Telkomsel (continued)

•	The provision by Trial Participants of the design, supply, delivery, installation, integration and commissioning of 2G GSM BSS and 3G UMTS radio access network and technical support for such subsystem and networks on a trial basis;

•	At Telkomsel’s election, the Trial Participants must transfer ownership to Telkomsel of those 2G GSM BSS and 3G UMTS radio access networks.

In March and June 2009, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Indonesia, Nokia Siemens Network Oy, Huawei International, Huawei Tech and ZTE entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

In accordance with the agreements, the Vendors should provide equipment and related services, including amongst other things:

•	Participate in Joint Planning process

•	Provide SITAC and CME works

•	Provide software license

Provision of the equipment and services should be aligned with other agreements such as Combined 2G BSS and 3G Core Network Rollout and Technical Support Agreements dated April 17, 2008.

During the terms, the vendors (excluding Huawei International, Huawei Tech and ZTE) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million (equivalent to Rp.1,172 billion), provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007 (Note 11d.vii).

The agreements are valid until the later of:

•	Three years after the effective date; and

•	The date on which the last PO under these agreements terminates or expires in respect of any purchase order issued prior to the expiry of three year period.

Telkomsel may extend terms of the agreements for a period up to 12 months.

Pursuant to expiry of the trial period under 2G BSS and 3G UTRAN Network Trial Agreements with ALU, based on a Settlement Agreement on February 5, 2010, Telkomsel agreed to give a compensation to ALU of US$7.2 million (equivalent to Rp.67.68 billion) and Rp.18.4 billion which was charged to current consolidated statements of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

b.  Borrowings and other credit facilities

Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire on July 31, 2010. Under these facilities, as of December 31, 2009, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$2.13 million) for a 3G performance bond (Note 48c.i). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1.25% per annum (US$). As of December 31, 2008 and 2009, there were no outstanding loans under these facilities.

c.  Others

(i)  3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Notes 1d.a and 2j), Telkomsel amongst other commitments, is required to:

1. Pay annual BHP fee which is determined based on a certain formula over the license term (10 years). The BHP for the fourth year of the former license was paid in March 2009 and the BHP for the first year of the additional license was paid in September 2009 (Note 14iii). The commitments arising from the BHP as of December 31, 2009 and up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Radio Frequency Usage Tariff
Year	BI Rates	Index (Multiplier)	Former License	Additional License
(%)

1	—	—	20% × HL	100% × HL
2	R1	I1 = (1 + R1)	40% × I1 × HL	100% × I1 × HL
3	R2	I2 = I1 (1 + R2)	60% × I2 × HL	100% × I2 × HL
4	R3	I3 = I2 (1 + R3)	100% × I3 × HL	100% × I3 × HL
5	R4	I4 = I3 (1 + R4)	130% × I4 × HL	100% × I4 × HL
6	R5	I5 = I4 (1 + R5)	130% × I5 × HL	100% × I5 × HL
7	R6	I6 = I5 (1 + R6)	130% × I6 × HL	100% × I6 × HL
8	R7	I7 = I6 (1 + R7)	130% × I7 × HL	100% × I7 × HL
9	R8	I8 = I7 (1 + R8)	130% × I8 × HL	100% × I8 × HL
10	R9	I9 = I8 (1 + R9)	130% × I9 × HL	100% × I9 × HL

Notes:

Ri	=	average BI rate from previous year
Auction Price (“Harga Lelang” or HL)	=	Rp.160,000 million
Index	=	adjustment to the bidding price for the respective year

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

c.  Others (continued)

(i)  3G license (continued)

1.   (continued)

The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

2. Provide roaming access for the existing 3G operators.

3. Contribute to USO development.

4. Construct a 3G network which covers a minimum number of provinces, as follows:

Minimum number
Year	of provinces

1	2
2	5
3	8
4	10
5	12
6	14

5. Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.

(ii)  Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 15). In 2008, 2 companies draw back from the consortium, hence the total number of Palapa Ring Consortium’s member become 4 companies including the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.	COMMITMENTS (continued)

c.  Others (continued)

(iii)  Radio Frequency Usage

In accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations with the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 48c.i). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered carrier (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations. The fees for 2010 will be determined based on 46,763 TX in operation as of December 31, 2009, with a fee ranging from Rp.0.07 million to Rp.17.55 million for each TX and based on 296,295 TRXs in operation as of December 31, 2009, with a fee ranging from Rp.3.40 million to Rp.15.90 million for each TRX (Note 8).

(iv)  Apple, Inc

On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to customers using a third party (PT Trikomsel OKE) and providing cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

(v)  Operating leases

	Minimum Lease Payment
		Less Than	1-5	More Than
	Total	1 Year	Years	5 Years

Operating leases	303,207	63,982	213,955	25,270

Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	CONTINGENCIES

a. In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management’s estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.95,054 million as of December 31, 2009.

b. On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunication facilities in connection with the provision of VoIP services, whereby one of the Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII.

On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling.

On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave a Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. On November 5, 2008, the Bali High Court found the defendants guilty. On January 16, 2009, one of the defendants in Bali High Court has filed an appeal to the Indonesian SC. As of the issuance date of the consolidated financial statements, no decision has been reached on both appeals.

c. The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things:

•	Telkomsel was proven not to have violated article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:

•	Maximum 5% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.

•	Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	CONTINGENCIES (continued)

On May 9, 2008 the Court pronounced its verdict and concluded among other things:

•	Telkomsel was proven not to have violated article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease their ownership by 50% in each of those companies within twelve months from the date of the decision becoming final and legally binding at the following conditions:

•	Maximum 10% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.

•	Telkomsel was charged a penalty of Rp.15 billion,

•	The Court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.

On May 22, 2008, Telkomsel filed an appeal to the SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. On May 14, 2009, Telkomsel filed a judicial review to the SC on the verdict. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

d. Certain subscribers of Telkomsel, Indosat and PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk) which are domiciled in Bekasi, Tangerang and other various locations, represented by the Law Firms, have filed class-action lawsuits with the Courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

On July 8, 2008, the class-action lawsuits filed in Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed.

On August 14, 2008, based on the Court’s verdict, the class-action lawsuits in Tangerang shall be consolidated with other various locations. The subscribers in other various locations objected to the decision and filed an appeal to the SC. On January 21, 2009, in its verdict No. 01K/Pdt.Sus/2009, the SC approved the subscribers’ appeal, accordingly, the class action lawsuit is processed separately in the respective Court (Note 51d).

Management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.	CONTINGENCIES (continued)

e. The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

Pursuant to the decision of KPPU dated June 17, 2008, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Management believes that there are no such cartel practices that led to breach of prevailing regulations. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

f. On March 30, 2010, the Company was notified of MoCI Letter No. 152/M.KOMINFO/03/2010 dated March 26, 2010 regarding the explanation on the Rights of Usage (“Biaya Hak Penggunaan”) fee of Telkom Flexi Calculation and a Letter of Technical Team of State Revenues Optimization of Telecommunication Sector Task Force Fields of Non-Tax State Revenues (“Penerimaan Negara Bukan Pajak” or PNBP) through a letter of the Director of Government Institute Supervision for Other Economic Affairs of the Financial and Development Supervisory Agency (“Badan Pengawasan Keuangan dan Pembangunan” or BPKP) No. S-71/OPN.TEKNIS.1.2.2/03/2010. The letter required the Company to make more additional payments in relation to its historical BHP lisence fee obligation and applied an additional administrative penalty. The Company has recognized the additional BHP obligation in its financial results. As of the issuance date of the consolidated financial statements, the Company believes the penalty should not apply. The Company is reviewing the letter to determine actions to be taken including consideration of filing an appeal to the MoCI regarding the decision.

For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2008		2009
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent

Assets
Cash and cash equivalents
U.S. Dollars	180.47	1,963,730	185.71	1,747,751
Euro	27.60	425,647	38.35	518,321
Singapore Dollars	0.46	3,473	0.24	1,599
Japanese Yen	1.18	141	0.22	22
Malaysian Ringgit	0.03	108	0.03	95
Temporary investments
U.S. Dollars	8.00	86,800	7.52	70,834
Trade receivables
Related parties
U.S. Dollars	1.26	13,678	2.78	26,198
Third parties
U.S. Dollars	55.86	606,344	66.64	627,487
Singapore Dollars	—	—	0.00	4
Other receivables
U.S. Dollars	0.68	7,357	0.64	5,994
Great Britain Pound sterling	0.01	193	0.06	916
Euro	0.01	184	0.01	198
Singapore Dollars	0.11	820	0.01	90
Other current assets
U.S. Dollars	0.94	10,190	0.67	6,318
Euro	0.01	87	—	—
Advances and other non-current assets
U.S. Dollars	3.30	36,061	2.55	23,935
Singapore Dollars	0.07	495	—	—
Escrow accounts
U.S. Dollars	4.57	49,557	4.67	44,004

Total assets		3,204,865		3,073,766

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2008		2009
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent

Liabilities
Trade payables
Related parties
U.S. Dollars	0.64	6,974	6.81	63,981
Third parties
U.S. Dollars	422.51	4,626,483	453.80	4,268,114
Euro	84.79	1,308,456	18.04	243,667
Singapore Dollars	0.59	4,498	1.55	10,377
Malaysian Ringgit	—	—	0.55	1,501
Great Britain Pound sterling	0.04	573	0.06	873
Japanese Yen	0.51	62	0.51	52
Swiss Franc	0.00	13	0.00	15
Other payables
U.S. Dollars	0.05	510	0.05	515
Singapore Dollars	0.05	373	—	—
Accrued expenses
U.S. Dollars	55.34	605,947	10.55	99,468
Japanese Yen	43.83	5,313	41.09	4,199
Euro	16.63	256,595	—	—
Singapore Dollars	2.27	17,257	—	—
Advances from customers and suppliers
U.S. Dollars	1.76	19,244	1.14	10,748
Current maturities of long-term liabilities
U.S. Dollars	135.87	1,487,742	125.52	1,183,553
Japanese Yen	767.90	93,085	767.90	78,479
Long-term liabilities
U.S. Dollars	264.84	2,900,044	140.98	1,329,449
Japanese Yen	11,518.46	1,396,268	10,750.57	1,098,707

Total liabilities		12,729,437		8,393,698

Net liabilities		(9,524,572)		(5,319,932)

As of December 31, 2008 the net monetary liabilities position denominated in foreign currencies of the Company and its subsidiaries is US$625.93 million and Euro 73.79 million. As of December 31, 2009 the net monetary (liabilities) assets position denominated in foreign currencies of the Company and its subsidiaries is (US$467.67 million) and Euro 20.33 million.

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

If the Company and its subsidiaries reports monetary assets and liabilities in foreign currencies as of December 31, 2009 using the rates on April 8, 2010, the unrealized foreign exchange gain will increase by the amount of Rp.193,018 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	SUBSEQUENT EVENTS

a. On January 11, 2010, TII’s stockholder agreed TII’s participation in South East Asia-Japan Cable System (SJC) Sea Cable Consortium and Extended Capacity to United States of America with total investment of US$45.2 million.

b. On January 22, 2010, Telkomsel obtained acceptance certificates for package 2 and 7. Subsequently, on January 25, 2010 and January 28, 2010, respectively, based on Decrees No. 39/KEP/M.KOMINFO/01/2010 and No. 41//KEP/M.KOMINFO/01/2010, Telkomsel was granted operating licenses to provide local fixed-line under the USO program in areas covered by agreements between Telkomsel and BTIP. The licenses are valid until the expiration of the agreements, extendable subject to evaluation (Note 47h).

c. On January 25, 2010, Metra entered into a CSPA with Administrasi Medika’s (“Ad Medika”) stockholders to purchase 75% of Ad Medika’s outstanding shares. Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction amounting to Rp.128,250 million.

d On January 27, 2010, the Central Jakarta District Court decided to revoke a class action lawsuit which was filed by certain subscribers of other various locations (Note 49d).

e. On January 28 and February 12, 2010, Telkomsel received claim for tax refund for fiscal year 2008 of Rp439 billion and Rp4.2 billion (Note 38f), respectively.

f. On February 2, 2010, the loan facility from OCBC Indonesia and OCBC NISP amounted to Rp100,000 million (Note 23m) and Rp250,000 million (Note 23n) respectively, was drawdown by Telkomsel.

g. On February 3, 2010, TII has purchased additional 3,042,400 Scicom shares with a transaction value amounting to US$0.42 million (equivalent to Rp.3,905 million), as a result, TII’s ownership in Scicom increased to 17.01%.

h. On February 3, 2010, Telkomsel entered into the following agreements for maintenance and procurement of equipment and related services:

•	Next Generation Convergence IP RAN Rollout and Technical Support with PT Packet Systems Indonesia and Huawei Tech; and

•	Next Generation Convergence Core Transport Rollout and Technical Support with PT Datacraft Indonesia and Huawei Tech.

The agreements commence on the effective date and continue until the later of:

•	The date which is three years after the effective date; and

•	The date on which the last PO under the agreements terminate or expire in respect of any PO issued prior to the expiry of the three year period.

Telkomsel may extend the term of the agreements by a period of not more than two years.

i. On February 8, 2010, Telkomsel entered into an Online Charging System and Service Control Points System Solution Development Agreement with Amdocs Software Solutions Limited Liability Company and PT Application Solutions.

The agreement commences on the effective date and continues until the later of:

•	The date which is five years after the effective date; and

•	The date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the five year period.

Telkomsel may extend the term of the agreement by a period of not more than three years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.	SUBSEQUENT EVENTS (continued)

j. On March 2, 2010, Telkomsel entered into a facility loan agreement with Finnish Export Credit Ltd. for US$250 million. The purpose of the facility is for the purchase of Nokia Siemens Network equipment and services.

k. On March 3, 2010, the Tax Court pronounced that it approved most of Telkomsel’s appeal on VAT for fiscal years 2004 and 2005 amounting to Rp.215 billion (Note 38f). However, as of the issuance date of the consolidated financial statements, Telkomsel has not received any formal decision from the Tax Court.

l. On March 26, 2010, in connection with the agreement with NSW-Fujitsu Consortium (Notes 48a.ii), The Company entered into a loan agreement with Japan Bank for International Cooperation, the international arm of Japan Finance Corporation for a loan facility of US$59.89 million for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$35.93 million and US$23.96 million. The facilities are repayable in 10 equal semi-annual installments in arrears commencing 6 months after utilization. Borrowings under the facilities bear interest 4,56% and in arrears at an average six-month LIBOR plus 0.70% per annum and is unsecured. As of the issuance date of the consolidated financial statements, the facilities have not been utilized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncements in Indonesia that are relevant to the Company and its subsidiaries are as follow:

(i)  PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”

In December 2006, the DSAK issued PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) provides guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. PSAK 50 (Revised 2006) applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). DSAK has postponed the application of PSAK 50 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008. PSAK 50 (Revised 2006), “Financial Instrument: Presentation and Disclosures” is not expected to have significant impact on the consolidated financial statements.

(ii)  PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”

In December 2006, the DSAK issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial assets and financial liabilities including derivative instruments. PSAK 55 (Revised 2006) also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. DSAK has postponed the application of PSAK 55 (Revised 2006) until January 1, 2010 based on its letter No. 1705/DSAK/IAI/XII/2008 regarding, “The Announcement of the Change of Effective Date of PSAK No. 50 (Revised 2006) and PSAK No. 55 (Revised 2006)” dated December 30, 2008. PSAK 55 (Revised 2006), “Financial Instrument: Recognition and Measurement” is not expected to have significant impact on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

(iii)  PSAK 1 (Revised 2009), “Presentation of Financial Statements”

In December 2009, the DSAK issued PSAK 1 (Revised 2009), “Presentation of Financial Statements” which amends PSAK 1 (1998), “Presentation of Financial Statements”. PSAK 1 (Revised 2009) prescribes the basis for presentation of general purpose financial statements, to ensure comparability both with the financial statements of previous periods and with the financial statements of other entities. PSAK 1 (Revised 2009) sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content and requires the Company and its subsidiaries to issue a complete set of financial statements which comprises of a statement of financial position, a statement of comprehensive income, a statement of changes in equity, a statement of cash flows, notes comprising a summary of significant accounting policies and other explanatory information and a statement of financial position as at the beginning of the earliest comparative period when the Company and its subsidiaries apply an accounting policy retrospectively or make a retrospective restatement of items in their financial statements, or when they reclassify items in their financial statements. PSAK 1 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. PSAK 1 (Revised 2009), “Presentation of Financial Statements” is expected to have significant impact on the presentation in the consolidated financial statements and its related disclosure.

(vi)  PSAK 5 (Revised 2009), “Operating Segments”

In December 2009, the DSAK issued PSAK 5 (Revised 2009), “Operating Segments” which amends PSAK 5 (Revised 2000), “Segment Reporting”. PSAK 5 (Revised 2009) requires the Company and its subsidiaries to disclose information that enables users of the consolidated financial statements to evaluate the nature and financial effects of the business activities. PSAK 5 (Revised 2009) enhances the definition of operating segment and the procedures used to identify and report operating segment. PSAK 5 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 5 (Revised 2009), “Operations Segments” on the consolidated financial statements.

(v)  PSAK 48 (Revised 2009), “Impairment of Assets”

In December 2009, the DSAK issued PSAK 48 (Revised 2009), “Impairment of Assets” which amends PSAK 48, “Impairment of Assets”. PSAK 48 (Revised 2009) provides guidance on how to identify cash generating unit and measure impairment of assets. An impairment loss shall be recorded for a cash-generating unit when the recoverable amount of the unit is less than its carrying amount. The impairment loss shall be allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. PSAK 48 (Revised 2009) requires the Company and its subsidiaries to assess at the end of each reporting period whether there is any indication that an asset may be impaired and impairment loss recognized in prior periods for assets other than goodwill may no longer exist. PSAK 48 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011 and prospectively applied. PSAK 48 (Revised 2009), “Impairment of Assets” is expected to have significant impact on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

(vi)  PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”

In December 2009, the DSAK issued PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations” which amends PSAK 58 (Revised 2003), “Discontinued Operations”. PSAK 58 (Revised 2009) enhances the guidance to classify and measure assets held for sale. Assets held for sale shall be classified as current assets separately from other accounts. PSAK 58 (Revised 2009), shall be effective for the reporting period beginning on or after January 1, 2011 and prospectively applied. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations” on the consolidated financial statements.

(vii)  ISAK 10 (Revised 2009), “Customer Loyalty Programmes”

In December 2009, the DSAK issued ISAK 10 (Revised 2009), “Customer Loyalty Programmes”. ISAK 10 (Revised 2009) provides guidance on how to record and measure grant award credits to customers. ISAK 10 (Revised 2009) requires the award credits to be separately identified and measured by reference to their fair values. ISAK 10 (Revised 2009) shall be effective for reporting periods beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of ISAK 10 (Revised 2009), “Customer Loyalty Programmes” on the consolidated financial statements.

(viii)  Statement of Financial Accounting Standard Abolition (“PPSAK”) 1, “Abolition of PSAK 32: Accounting for Forestry Industry, PSAK 35: Accounting for Telecommunication Services and PSAK 37: Accounting for Toll Road Industry”

In June 2009, the DSAK issued PPSAK 1, “Abolition of PSAK 32: Accounting for Forestry Industry, PSAK 35: Accounting for Telecommunication Services and PSAK 37: Accounting for Toll Road Industry”. PPSAK 1 abolished the rules stated in PSAK 33, PSAK 35 and PSAK 37. PPSAK 1 shall be effective on January 1, 2010 and prospectively applied. To improve the comparability of financial statements, the DSAK encourages restatement of financial statements of the periods ended before the reporting period. Earlier application of PPSAK 1 is encouraged. PPSAK 1, “Abolition of PSAK 32; Accounting for forestry Industry PSAK 35: Accounting for Telecommunication Services and PSAK 37: Accounting for Toll Road Industry” is expected to have significant impact on the consolidated statements of income and its related disclosure.

(ix)  PPSAK 5, “Abolition of ISAK 06: Interpretation of Paragraph 12 and 16, PSAK 55 (1999) about Embedded Derivative”

In December 2009, the DSAK issued PPSAK 5, “Abolition of ISAK 06: interpretation of paragraph 12 and 16, PSAK 55 (1999) “Embedded Derivative”. PPSAK 5 abolished the guidance stated in ISAK 6 because accounting for embedded derivative is within the scope of PSAK 50 (Revised 2006) and PSAK 55 (Revised 2006). PPSAK 5 shall be effective for the reporting periods beginning on or after January 1, 2010 and prospectively applied. PPSAK 5, “Abolition of ISAK 06: Interpretation of Paragraph 12 and 16, PSAK 55 (1999) About Embedded Derivative” is expected on have significant impact on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with Indonesian GAAP, which differ in certain significant respects from U.S. GAAP. The consolidated statements of cash flows together with the reconciliation in Note 54 comply with Statement of Financial Accounting Standards (“SFAS”) 95, “Statement of Cash Flows” (“SFAS 95”, currently Accounting Standard Codification (“ASC”) 230 “Statement of Cash Flow”). A description of the differences and their effects on net income and stockholders’ equity are set forth below:

(1)  Description of differences between Indonesian GAAP and U.S. GAAP

a.  Voluntary termination benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.

b.  Foreign exchange differences capitalized to assets under construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income as incurred.

c.  Embedded derivative instruments

The Company and its subsidiaries entered into contracts with their vendors which require payments denominated in various currencies other than the functional currencies of either party.

Under Indonesian GAAP, contracts which require payments denominated in foreign currencies other than functional currencies of a party or substantial party to the contracts are not presumed to contain embedded foreign currency derivative instruments if the currencies are commonly used in local business transactions.

Under U.S. GAAP, no similar exception exists for potential foreign currency derivative in relation to contracts denominated in a currency commonly used in local business transactions. An embedded derivative must be recognized unless the host contract requires payment in a currency in which the price of the goods or services is routinely denominated in international commerce. If the criteria is not met, a foreign currency embedded derivative must be separately recognized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)  Description of differences between Indonesian GAAP and U.S. GAAP (continued)

d.  Interest capitalized on assets under construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly as income in the consolidated statement of income.

e.  Revenue-Sharing Arrangements (“RSA”)

Under Indonesian GAAP, property, plant and equipment built by an investor under RSA are recognized as property, plant and equipment under RSA in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenue earned, net of the amount due to the investors.

Under U.S. GAAP, the RSA is recorded in a manner similar to finance leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet. All revenue generated from the RSA is recorded as a component of operating revenue, while a portion of the investors’ share of the revenue from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

f.  Employee benefits

The Company and its subsidiaries adopted PSAK 24 (Revised 2004) in accounting for the costs of pension benefits, post-retirement health care benefits and other post-retirement benefits for Indonesian GAAP purposes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)  Description of differences between Indonesian GAAP and U.S. GAAP (continued)

f.  Employee benefits (continued)

The differences between the accounting for pension benefits, post-retirement health care benefits and other post-retirement benefits under Indonesian GAAP and U.S. GAAP are as follows:

i.  Prior service cost

Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight-line basis over the average period until the benefits become vested. The recognized amount is recorded as a component of net periodic benefit cost for the year.

Under U.S. GAAP, the prior service cost (vested and non-vested benefits) is deferred and amortized systematically over the estimated remaining service period for active employees and the amortized amount is recorded in the consolidated statement of income.

ii.  Transition obligations relating to pension and post-retirement healthcare benefits

Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24 (Revised 2004) was adopted.

Under U.S. GAAP, the transition obligations arising from the adoption of SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”) on January 1, 1992 and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“SFAS 106”) on January 1, 1995 (both currently ASC 715 “Compensation Retirement Benefits”), were deferred; the obligations from SFAS 87 and SFAS 106 adoption were then amortized systematically over the estimated remaining service periods for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant differences in cumulative unrecognized actuarial gains and losses.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 (currently ASC 715 “Compensation Retirement Benefits”) and 132R” (“SFAS 158”). SFAS 158 requires recognition of the funded status on the balance sheet. The unrecognized actuarial losses, prior service costs and transition obligations were recognized, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortized and reported as a component of net periodic benefit costs in the consolidated statements of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.

g.  Equity in net income or loss of associated companies

The Company and its subsidiaries record their equity in net income or loss of their associated companies based on the associated companies’ financial statements that have been prepared under Indonesian GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)  Description of differences between Indonesian GAAP and U.S. GAAP (continued)

g.  Equity in net income or loss of associated companies (continued)

For U.S. GAAP reporting purposes, the Company and its subsidiaries recognize the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of the associated companies.

h.  Land rights

In Indonesia, the title to land rests with the State under the Basic Agrarian Law No. 5/1960. Land use is granted through land rights whereby the holder of the rights enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as collateral for borrowing agreements.

Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life or the contractual period of the land rights, which ranges from 15 to 45 years.

i.  Revenue recognition

Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenues when connection takes place (for postpaid service). Sales of starter packs are recognized as revenues upon delivery to distributors, dealers, or customers (for pre-paid services). Installation fees for wireline services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.

Under U.S. GAAP, revenues from up-front fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships. Revenues from calling cards are recognized upon usage or expiration.

j.  Amortization of goodwill

Under Indonesian GAAP, the amortization period of goodwill should not exceed five years, unless a longer period, not exceeding 20 years, can be justified.

Under U.S. GAAP, goodwill is not amortized but rather subjected to a test of impairment.

k.  Finance leases

Prior to 2008 under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments plus the residual value will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)  Description of differences between Indonesian GAAP and U.S. GAAP (continued)

k.  Finance leases (continued)

Effective from January 1, 2008, under PSAK 30R, lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership; otherwise, it is classified as an operating lease. The Company has applied the new criteria prospectively to new leases entered into on or after January 1, 2008.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, or (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

Although Indonesian GAAP is less prescriptive than US GAAP, based on the Company’s assessment, they have resulted in the same treatment of similar leases, to the extent it is material. The impact of the adoption of the PSAK 30R on the finance leases was recorded in the 2008 consolidated statement of income as the impact to prior years was insignificant. Thus, the prior difference between Indonesian GAAP and U.S. GAAP was eliminated as shown in the summary of adjustments to the consolidated net income for the year ended December 31, 2008.

l.  Acquisition of Dayamitra

On May 17, 2001, the Company acquired a 90.32% interest in Dayamitra and entered into a call option agreement to buy the remaining 9.68% interest at a fixed price at a stated future date. Under U.S. GAAP, the Company consolidated 100% of Dayamitra.

Under Indonesian GAAP, the Company accounted for the remaining 9.68% interest in Dayamitra as a minority interest and started consolidating the remaining 9.68% interest on December 14, 2004, the exercise date of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the amounts of intangible assets recognized and the respective amortization expense.

m.  Asset retirement obligations

Prior to 2008, under Indonesian GAAP legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to the consolidated statement of income as incurred.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)  Description of differences between Indonesian GAAP and U.S. GAAP (continued)

m.  Asset retirement obligations (continued)

Indonesian GAAP changed with effect from January 1, 2008, such that asset retirement obligations are recognized as liability with the corresponding cost capitalized to long-lived assets and depreciated over the useful lives of the assets. Indonesian GAAP, under certain circumstances, is different to the provisions of U.S. GAAP, particularly in determining discounted liability and accretion expense. However, because the impact to prior periods was insignificant, the cumulative effect was charged to the 2008 consolidated statement of income.

n.  Deferred taxes

Under Indonesian GAAP, the Company and its subsidiaries do not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of their equity method investments when it is not probable that these differences will reverse in the foreseeable future. For financial reporting purposes, deferred tax assets and liabilities are presented as non-current accounts.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments. For financial reporting purposes, deferred tax assets and liabilities are presented either as current or non-current accounts based on the expected realization of the related assets or liabilities.

o.  Impairment of assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

As of December 31, 2009, there were no assets impairment loss recognized both under Indonesian GAAP and U.S. GAAP.

p.  Gains (losses) on disposals of property, plant and equipment

Under Indonesian GAAP, the Company and its subsidiaries classify gains (losses) on disposals of property, plant and equipment as a component of other income (expense) which is excluded from the determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)  Description of differences between Indonesian GAAP and U.S. GAAP (continued)

p.  Gains (losses) on disposals of property, plant and equipment (continued)

Under U.S. GAAP, gains (losses) on disposals of property, plant and equipment are classified as a component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2007, 2008 and 2009, the operating income would have been higher (lower) by Rp.20,641 million, (Rp.15,659) million and (Rp.13,588 ) million, respectively, and other income (expenses) would have been (higher) lower by the same amounts due to the inclusion of the gains (losses) on disposals of property, plant and equipment in the determination of operating income.

q.  Available-for-sale securities

Under Indonesian GAAP, available-for-sale securities are carried at fair value and changes in fair values are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under the stockholders’ equity section.

Under U.S. GAAP, available-for-sale securities are carried at fair values and any unrealized gains or losses are reported as a component of accumulated other comprehensive income under the stockholders’ equity section.

r.  Cumulative translation adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the prevailing exchange rate at that date. Revenues and expenses are translated using the exchange rates at their specific date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in accumulated other comprehensive income under the stockholders’ equity section.

s.  Amendment and restatement of the KSO VII

The Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. After assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual amount was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)  Description of differences between Indonesian GAAP and U.S. GAAP (continued)

s.  Amendment and restatement of the KSO VII (continued)

For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under Emerging Issues Task Force (“EITF”) 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination” (currently ASC 805 “Business Combination”.) The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp.61,386 million was recognized as goodwill.

t.  Fair value measurement

Under Indonesian GAAP, there is no specific accounting standard that prescribes fair value measurements. However, there are some accounting standards that require or permit the use of fair value as a measurement objective in specified circumstances. The best evidence of fair value is a price in a binding sale agreement in an arm’s length transaction. If there is no binding sale agreement, fair value is based on the best information available to reflect the amount that the Company could obtain at the end of the reporting period. The measurement bases used for determining the fair value shall be disclosed.

Under U.S. GAAP, the information regarding the fair value hierarchy shall be disclosed, segregating fair value measurements using quoted price in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3).

u.  Non-controlling interest presentation

Under Indonesian GAAP, non-controlling interests are presented in the consolidated balance sheets between the equity and the liability sections.

For U.S. GAAP reporting purposes, non-controlling interests are presented in accordance with FAS 160, “Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (currently ASC 810 “Consolidation”) which is effective for the fiscal years beginning on or after December 15, 2008. In accordance with FAS 160, non-controlling interests are presented as part of equity in the consolidated balance sheets, separately from the parent’s equity.

Cash flows used for acquisition of minority interests in subsidiaries is reported as a financing cash flows in accordance with FAS 160, “Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (currently ASC 810 “Consolidation”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(2)  a.  The significant adjustments to consolidated net income for the years ended December 31, 2007, 2008 and 2009 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note	2007	2008	2009

Net income according to the consolidated statements of income prepared under Indonesian GAAP		12,857,018	10,619,470	11,332,140

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a)	(1,461,149)	749,867	(679,940)
Reversal of depreciation of capitalized foreign exchange differences	(b)	76,473	72,598	50,690
Foreign exchange gain (loss) — net of related depreciation of Rp.14,634 million, Rp.12,540 million and (Rp.2,265) million in 2007, 2008, and 2009, respectively on contracts containing embedded foreign currency derivative instruments	(c)	57,156	(627,432)	2,005,729
Interest capitalized on assets under construction — net of related depreciation of Rp.34,686 million, Rp.42,072 million and Rp.45,661 million, in 2007, 2008, and 2009 respectively	(d)	61,865	12,504	(2,726)
RSA	(e)	274,917	53,900	82,542
Pension and other post-retirement benefits	(f)	(115,759)	(95,819)	(123,854)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(2)  a.  (continued)

	Note	2007	2008	2009

U.S. GAAP adjustments — increase (decrease) due to: (continued)
Post-retirement health care	(f)	(97,572)	(94,359)	(41,043)
Equity in net loss of associated companies	(g)	(324)	(366)	(327)
Amortization of land rights	(h)	(20,481)	(31,266)	(34,619)
Revenue recognition	(i)	43,941	64,536	92,958
Amortization of goodwill	(j)	—	17,048	4,325
Finance leases	(k)	(31,988)	11,628	13,222
Adjustment for consolidation of Dayamitra	(l)	11,388	11,387	10,244
Asset retirement obligations	(m)	(11,936)	25,735	—
Amendment and restatement of the KSO VII	(s)	15,857	16,269	16,269
Deferred income tax:
Deferred income tax on equity method Investments and cumulative translation adjustments	(n)	(2,503)	(5,503)	(9,145)
Deferred income tax effect on U.S. GAAP adjustments		329,387	(35,452)	(397,716)

		(870,728)	145,275	986,609
Non-controlling interest		(20,733)	109,479	(226,356)

Net adjustments		(891,461)	254,754	760,253

Net income in accordance with U.S. GAAP attributable to the Company		11,965,557	10,874,224	12,092,393

Net income per share in accordance with U.S.GAAP — in full Rupiah amount		599.43	550.63	614.78

Net income per ADS in accordance with U.S.GAAP — in full Rupiah amount (40 Series B shares per ADS)		23,977.20	22,025.34	24,591.25

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(2)  b.  The significant adjustments to the consolidated stockholders’ equity as of December 31, 2008 and 2009 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP in the consolidated financial statements, are set forth below:

	Note	2008	2009

Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP		34,314,071	38,989,747

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a)	749,867	69,927
Reversal of depreciation of capitalized foreign exchange differences	(b)	(237,824)	(187,134)
Foreign exchange gain — net of related depreciation, on contracts containing embedded foreign currency derivative instruments	(c)	(570,276)	1,435,453
Interest capitalized on assets under construction — net of related depreciation	(d)	294,939	292,213
RSA	(e)	164,208	246,750
Pension and other post-retirement benefits	(f)	(250,601)	701,026
Post-retirement health care	(f)	735,028	658,066
Equity in net loss of associated companies	(g)	(19,534)	(19,861)
Amortization of land rights	(h)	(152,693)	(187,312)
Revenue recognition	(i)	(605,413)	(512,455)
Amortization of goodwill	(j)	110,985	115,310
Finance leases	(k)	(77,776)	(64,554)
Adjustment for consolidation of Dayamitra	(l)	(22,742)	(12,498)
Asset retirement obligations	(m)	—	—
Amendment and restatement of the KSO VII	(s)	36,605	52,874
Deferred income tax:
Deferred income tax on equity method Investments and cumulative translation adjustments	(n)	27,567	32,169
Deferred income tax effect on U.S. GAAP adjustments		151,942	(514,725)

		334,282	2,105,249
Non-controlling interest		78,934	(133,697)

Net adjustments		413,216	1,971,552

Stockholders’ equity in accordance with U.S. GAAP		34,727,287	40,961,299

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(2)  c.  The changes in stockholders’ equity and non-controlling interest in accordance with U.S. GAAP for the years ended December 31, 2007, 2008 and 2009, are as follows:

	2007	2008	2009

Stockholders’ equity at beginning of year	26,308,572	29,817,813	34,727,287
Changes during the year:
Net income under U.S. GAAP	11,965,557	10,874,224	12,092,393
Dividends	(6,047,448)	(8,034,515)	(6,364,898)
Accumulated other comprehensive income, net of tax	(1,274,468)	4,067,227	832,469
Compensation for early termination of exclusive rights	90,000	90,000	118,000
Treasury stock	(1,224,400)	(2,087,462)	—
Impact of 49% acquisition of Infomedia	—	—	(443,952)

Stockholders’ equity at end of year	29,817,813	34,727,287	40,961,299

	2007	2008	2009

Non-controlling interest at beginning of year	8,167,363	9,322,907	9,604,847
Changes during the year:
Net income under U.S. GAAP attributable to non-controlling interest	4,831,545	3,944,164	4,870,428
Other comprehensive income	17,136	12,401	(18,234)

Total comprehensive income	4,848,681	3,956,565	4,852,194
Impact of acquisition	—	57,776	(156,202)
Distribution	(3,693,137)	(3,732,401)	(3,233,795)

Non-controlling interest at end of year	9,322,907	9,604,847	11,067,044

     d.  With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2008	2009

Consolidated balance sheets
Current assets	15,597,511	18,435,897
Non-current assets	76,636,284	83,100,462

Total assets	92,233,795	101,536,359

Current liabilities	27,032,520	26,964,302
Non-current liabilities	20,869,141	22,543,714

Total liabilities	47,901,661	49,508,016
Equity
Non-controlling interest in net assets of subsidiaries	9,604,847	11,067,044
Stockholders’ equity	34,727,287	40,961,299

Total liabilities and equity	92,233,795	101,536,359

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”)

a.	Income tax

(i).  The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2007	2008	2009

Consolidated income before tax in accordance with U.S. GAAP	24,398,041	20,499,040	23,742,758
Income tax in accordance with U.S. GAAP at statutory tax rate	7,319,412	5,917,643	6,416,251

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate:
Net periodic post-retirement health care benefit cost	233,151	240,999	61,637
Amortization of discount on promissory notes and other borrowing costs	6,645	106,924	76,903
Tax penalty	28,225	(9,738)	1,301
Employee benefits	30,343	50,733	54,299
Permanent differences of the KSO Units	35,286	39,450	43,473
Income which was already subject to final tax	(139,132)	(167,603)	(122,776)
Adjustment to deferred tax liability in relation to property, plant and equipment	(132,407)	—	—
Effect of reduction in future tax rate on the Company’s and subsidiaries deferred tax liabilities — net	—	(637,543)	—
Others	219,414	139,786	248,848

Total	281,525	(236,992)	363,685

Income tax expense in accordance with U.S. GAAP	7,600,937	5,680,651	6,779,936

For the years ended December 31, 2007, 2008 and 2009, all of the Company’s and its subsidiaries’ operating revenues were earned in Indonesia. Accordingly, the Company and its subsidiaries have not been subjected to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

a.  Income tax (continued)

(ii).  Deferred tax

	2008	2009

Deferred tax assets
Current
Unearned income	31,014	29,844
Allowance for doubtful accounts	297,319	308,261
Allowance for inventories obsolescence	16,408	18,061
Tax losses carried forward	22,991	17,317
Accrued expenses	131,392	326,734
Deferred consideration for business combinations	301,370	306,258
Others	32,474	36,352

	832,968	1,042,827

Non-current
Unearned income	120,473	98,269
Long-term investments	22,972	27,575
Deferred consideration for business combinations	402,649	32,275
Accrued pension and other post-retirement benefit costs	404,267	77,829
Others	41,497	43,817

	991,858	279,765

Total deferred tax assets (before offset)	1,824,826	1,322,592

Deferred tax liabilities
Current
Prepaid expenses	(23,992)	(29,661)
Non-current
Property, plant and equipment	(3,891,917)	(4,695,652)
Intangible assets	(604,979)	(298,776)

	(4,496,896)	(4,994,428)

Total deferred tax liabilities (before offset)	(4,520,888)	(5,024,089)

Net deferred tax liabilities presented after offset in the consolidated balance sheets are as follows:
Current deferred tax assets	813,962	1,023,454
Current deferred tax liabilities	(4,985)	(10,288)
Non-current deferred tax assets	32,991	53,346
Non-current deferred tax liabilities	(3,538,030)	(4,768,009)

For the years ended December 31, 2008 and 2009, the Company and its subsidiaries adopted SFAS 158 (currently ASC 715 “Compensation Retirement Benefits”) and recognized deferred tax assets arising from transition obligations, prior service costs and actuarial losses totaling Rp.444,336 million and Rp.169,346 million, respectively, in the accumulated other comprehensive income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

a.  Income tax (continued)

(ii).  Deferred tax (continued)

Deferred tax assets relating to deferred consideration for business combinations arose from the tax deductions that could be claimed on the fixed monthly payments to MGTI and BSI for corporate income tax calculations.

(iii).  Accounting for uncertainty in income tax

The Company and its subsidiaries adopted the provisions of FASB Interpretation 48, “Uncertainty in Income Tax: an Interpretation of SFAS 109” (“FIN 48”, currently ASC 740 “Income Taxes”) effective January 1, 2007. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the tax benefit from an uncertain tax position shall be recognized when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the DGT. The amount of the tax benefits to be recognized is the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Based on the analysis of all tax positions of the Company and its subsidiaries related to income taxes subject to SFAS 109 (currently ASC 740 “Income Taxes”), the Company and its subsidiaries determined that there is no material impact on the consolidated financial statements for any years still subject to any tax examination, and that the recognition of unrecognized tax benefits will not have a material impact on the effective income tax rate in any given years. The Company and its subsidiaries do not anticipate that the current position of unrecognized tax benefits will significantly change in the next 12 months.

For the years ended December 31, 2009 and 2008, there have been no interest or penalties incurred in relation with corporate income taxes. The Company and subsidiaries record interest or penalties for the underpayment of income taxes, if any, in the interest expense or the other expenses account, respectively, in the consolidated financial statements.

The Company is currently undergoing a tax audit for the 2008 fiscal year. No tax audit has been conducted for fiscal year 2003 and 2009. A tax audit has been completed for all other fiscal years.

Telkomsel is currently undergoing a tax audit for the 2006 and 2008 fiscal years. No tax audit has been conducted for fiscal years 2003 and 2009. A tax audit has been completed for all other fiscal years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

b.  Fair values of financial instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

(i).  Cash and cash equivalents and temporary investments

The carrying amounts approximate fair value because of the short-term nature of the financial assets.

(ii).  Short-term bank loans and current maturities of long-term liabilities

The carrying amounts approximate fair value because of the short-term nature of the financial liabilities.

(iii).  Embedded derivative instrument

Derivative receivables and payables comprise embedded derivatives recognized under U.S. GAAP. These are valued using an internal model. The models maximize the use of market observable inputs including forward and spot prices for currencies.

(iv).  Long-term liabilities

The fair values of long-term liabilities are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

(v).  The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows:

	Carrying
	amount	Fair value

2008
Cash and cash equivalents	6,889,945	6,889,945
Temporary investments	267,044	267,044
Derivative receivables	47,769	47,769
Derivative payables	482,064	482,064
Short-term bank loans	46,000	46,000
Current maturities of long-term liabilities:
Two-step loans	490,692	490,692
Bank loans	5,014,766	5,014,766
Deferred consideration for business combinations	1,297,857	1,297,857

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

b.  Fair values of financial instruments (continued)

(v).  The estimated fair values of the Company and its subsidiaries’ financial assets and liabilities are as follows: (continued)

	Carrying
	amount	Fair value

2008
Long-term liabilities:
Two-step loans	3,949,431	3,518,405
Bank loans	7,495,144	6,950,343
Deferred consideration for business combinations	1,458,545	1,373,444
2009
Cash and cash equivalents	7,805,460	7,805,460
Temporary investments	359,507	359,507
Derivative receivables	1,036,326	1,036,326
Derivative payables	873	873
Short-term bank loans	43,850	43,850
Current maturities of long-term liabilities:
Two-step loans	423,983	423,983
Medium Term Notes	5,518	5,518
Bank loans	5,826,347	5,826,347
Deferred consideration for business combinations	1,221,287	1,221,287
Long-term liabilities:
Two-step loans	3,094,110	3,005,075
Medium Term Notes	68,777	68,605
Bank loans	11,086,688	10,146,268
Deferred consideration for business combinations	108,079	102,060

The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:

a. Fair values presented do not take into consideration the effect of future currency fluctuations.

b. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

c.  Comprehensive income

	2007	2008	2009

Net income under U.S. GAAP
Attributable to the Company	11,965,557	10,874,224	12,092,393
Attributable to non-controlling interest	4,831,545	3,944,164	4,870,428
Unrealized holding gain (loss) on available-for-sale securities	2,372	(30,303)	37,202
Foreign currency translation adjustments of associated companies, net of tax of Rp. 704 million,Rp. 2,491 million and (Rp. 13,747) million, in 2007, 2008 and 2009, respectively	1,644	5,811	6,423
Unrecognized actuarial losses, prior service costs and transition obligations, net of tax	(1,261,347)	4,104,117	770,610

Comprehensive income	15,539,771	18,898,013	17,777,056

Comprehensive income attributable to:
Non-controlling interest	4,848,681	3,956,565	4,852,194
The Company	10,691,090	14,941,448	12,924,862

Total	15,539,771	18,898,013	17,777,056

The components of accumulated other comprehensive income attributable to the stockholders are as follows:

	2007	2008	2009

Unrealized holding gain (loss) on available-for-sale securities	11,237	(19,066)	18,136
Foreign currency translation adjustments of associated companies	161,011	166,823	173,246
Adjustments arising from the SFAS 158 (currently ASC 715 “Compensation Retirement Benefits”) adoption:
Transition obligations	(196,722)	(152,587)	(123,748)
Prior service costs	(1,475,427)	(1,363,318)	(1,145,607)
Actuarial losses	(3,762,301)	173,173	715,467

	(5,262,202)	(1,194,975)	(362,506)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits

(i).  The Company

a. The disclosures under SFAS 132 (Revised 2003), “Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132 (Revised 2003)”) and SFAS 106 (currently ASC 715 “Compensation Retirement Benefits”) are as follows:

	Pension			Health care
	2007	2008	2009	2007	2008	2009

Components of net periodic benefit costs
Service costs	441,174	282,134	284,090	115,392	143,981	72,007
Interest costs	976,920	1,076,969	1,154,174	735,427	903,498	686,767
Expected return on plan assets	(788,583)	(930,835)	(1,030,829)	(237,937)	(343,366)	(410,378)
Amortization of prior service costs (gains)	253,601	283,564	283, 564	(367)	(367)	(99)
Recognized actuarial losses	—	—	(1,243)	183,926	268,924	—
Amortization of transition obligations	28,634	28,634	5,721	24,325	24,325	24,325

Net periodic benefit costs	911,746	740,466	695,477	820,766	996,995	372,622
Amounts charged to subsidiaries under contractual agreement	—	(1,460)	(1,425)	—	(839)	(523)

Total net periodic benefit costs less amounts charged to subsidiaries	911,746	739,006	694,052	820,766	996,156	372,099

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

b. The following table presents the changes in the benefit obligations, the changes in the plan assets and the current and non-current portions of the assets and liabilities recognized in the Company’s U.S. GAAP consolidated balance sheets as of December 31, 2008 and 2009:

	Pension		Health care
	2008	2009	2008	2009

Changes in benefit obligations
Benefits obligation at beginning of year	10,727,812	9,516,974	8,925,612	5,855,223
Service costs	282,134	284,090	143,981	72,007
Interest costs	1,076,969	1,154,174	903,498	686,767
Plan participants’ contributions	44,593	44,476	—	—
Actuarial loss (gain)	(2,168,268)	1,207,376	(479,581)	816,313
Benefits paid	(446,266)	(453,651)	(221,995)	(264,336)
Effects on benefits changes	—	—	(3,416,292)	—

Benefit obligation at end of year	9,516,974	11,753,439	5,855,223	7,165,974

Change in plan assets
Fair value of plan assets at beginning of year	9,034,392	8,713,418	3,376,172	4,018,692
Actual return on plan assets	(842,819)	3,058,457	(236,324)	1,167,384
Employer’s contributions	889,061	889,061	1,100,839	1,100,523
Plan participants’ contributions	44,593	44,476	—	—
Benefits paid	(411,809)	(405,231)	(221,995)	(264,336)

Fair value of plan assets at end of year	8,713,418	12,300,181	4,018,692	6,022,263

Funded status at end of year	(803,556)	546,742	(1,836,531)	(1,143,711)

Amounts recognized in the consolidated balance sheets:

	Pension		Health care
	2008	2009	2008	2009

Non-current assets	—	1,003,634	—	—
Current liabilities	(33,861)	(37,038)	—	—
Non-current liabilities	(769,695)	(419,854)	(1,836,531)	(1,143,711)

c. The measurement date used to determine pension and health care benefits measures for the pension plans and the health care plan is December 31 for each of the years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

d. The assumptions used by the independent actuary to determine the benefit obligations of the plans as of December 31, 2008 and 2009 were as follows:

	Pension		Health care
	2008	2009	2008	2009

Discount rate	12%	10.75%	12%	10.75%
Rate of compensation increase	8%	8%	—	—

e. The assumptions used by the independent actuary to determine the net periodic benefit costs of the plans for the years ended December 31, 2007, 2008 and 2009, were as follows:

	Pension			Health care
	2007	2008	2009	2007	2008	2009

Discount rate	10.25%	12%	10.75%	10.25%	12%	10.75%
Expected long-term return on plan assets	10%	11.5%	10.50%	9%	9.25%	9.25%
Rate of compensation increase	8%	8%	8%	—	—	—

f. Future health care costs trend rates as of December 31, 2007, 2008 and 2009, were assumed as follows:

	2007	2008	2009

Health care costs trend rate assumed for next year	14%	12%	10%
Ultimate health care costs trend rate	8%	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2011	2012

g. The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2007, 2008 and 2009 were prepared on March 31, 2008, March 31, 2009 and January 22, 2010, respectively, by an independent actuary.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

g.  (continued)

The discount rates were based on the Government bonds yields. The rates of compensation increases assumed were based on the long-term inflation rates of between 6% and 7%. The expected long-term rate of return on plan assets of Dapen and Yakes are 10.5% and 9.25%, respectively, which for 2010 reflects the average rate of earnings expected on the fund invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, Dapen and Yakes considered the asset mix of the plans’ investments, historical returns on plan assets, current market information on long term returns and current assets allocations between asset categories. The target allocation is determined based on Dapen’s and Yakes’ portfolio strategy. The expected long-term returns on the plan assets were based on the average rate of return expected to be earned by the plan assets, taking into consideration the assets portfolios and yields on individual asset. Dapen and Yakes set the rate of return on listed shares at 13% with reference to the historical annual return over last 10 years. The assumed rate of return on Government bonds is 9.5% based on current market yield with a 5 (five) years average term to maturity. The yield on corporate bonds of 11.5% is determined using the Government bonds curve plus a spread of 2% for higher risk. The long term rate of return on mutual funds is based on the underlying fund assets, being 12.75% and 10% for Dapen and Yakes, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

g.  (continued)

The assumed health care cost trend has a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1-percentage-	1-percentage-
	point increase	point decrease

Effect on total of service and interest costs	139,740	(114,015)
Effect on post-retirement health care benefit obligations	1,128,733	(926,535)

h. Dapen’s portfolio strategy emphasizes an optimum return which is set up annually by considering financial, operational risks and compliance to applicable rules. Assets are allocated according to long-term risks and return estimates. Dapen implements diversification and risk control processes to minimize the concentration of risk. The following table represents the asset allocation determined by management:

	Portion
Investment Type	From	Up to

Cash and cash equivalent	1%	20%
Fixed income based securities	50%	80%
Property	0%	15%
Listed shares	10%	40%
Unlisted shares	0%	5%

The above target allocation percentages will vary overtime and may change when there is a significant change in economic conditions. Dapen’s overall investment strategy is to achieve a mix of assets which allows Dapen to meet projected benefit payments while taking into consideration risk and return. There are no significant concentrations of risk in terms of sector, industry, geography or company names.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

i. The fair value of Dapen plan assets as of December 31, 2009, based on asset category is as follows:

			Quoted prices
			in active markets	Significant	Significant
			for identical	observable	unobservable
	Asset		assets	inputs	inputs
Classification	category	Total	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	Time deposits in Rupiah	479,000	479,000	—	—
	Deposits on call	170,625	170,625	—	—

	Subtotal	649,625	649,625	—	—

Fixed income based securities	Securities by the Indonesian Government	5,164,538	—	5,164,538	—
	Corporate bonds	2,562,811	—	2,369,707	193,104
	Fixed income mutual funds	4,215	4,215	—	—
	Balanced mutual funds	4,467	4,467	—	—
	Collective investment contracts for asset backed securities	5,000	—	5,000	—

	Subtotal	7,741,031	8,682	7,539,245	193,104

Property	Land and buildings	64,995	—	—	64,995

	Subtotal	64,995	—	—	64,995

Listed shares	Listed shares	2,739,200	2,739,200	—	—
	Equity based mutual fund	806,108	806,108	—	—

	Subtotal	3,545,308	3,545,308	—	—

Unlisted shares	Private placements	110,967	—	—	110,967

	Subtotal	110,967	—	—	110,967

Others	Others	188,255	188,255	—	—

	Subtotal	188,255	188,255	—	—

Total		12,300,181	4,391,870	7,539,245	369,066

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

i.  (continued)

Cash and cash equivalents include time deposits and deposits on call in Indonesian Rupiah currency. The assets are valued using its nominal value which represents its fair value and thus classified in level 1 of fair value hierarchy.

Fixed income based securities include securities by the Indonesian Government, corporate bonds which have credit rating “A” and certain mutual funds. The fair value of fixed income based securities is based on observable prices for identical or comparable assets. Accordingly those securities are classified within level 1 or 2. The Company performed an internal calculation to measure the fair value of several bonds in which their market price is not available by adjusting the respective credit risk premium. Accordingly, the bonds are classified within level 3 of the fair value hierarchy.

Investment in Property represents ownership of land and buildings. The fair value of the investments are determined by using the cost approach and estimated market prices of comparable assets and thus are classified within level 3 in the fair value hierarchy.

Listed shares are investments in common stock of domestic companies listed on IDX and certain mutual funds. The investments are valued using quoted market prices and classified within level 1 in the fair value hierarchy.

Unlisted shares represent direct placements in several domestic companies which are involved in the telecommunication, hotel, banking and property industries. The fair value of these investments is valued using the income approach valuation technique which involves several management judgments. Therefore it is classified within level 3 in the fair value hierarchy.

Other assets comprise predominantly coupons due on securities. The coupons are classified as level 1 within the fair value hierarchy based on the classification of the underlying securities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

j. The fair value movement of plan assets using significant unobservable input measurement during the period (level 3) are described below:

	Fair Value Measurement Using
	Significant Unobservable Inputs (Level 3)
	Corporate		Private
	Bonds	Property	Placements	Total

Balance, December 31, 2008	135,375	61,940	130,121	327,436
Actual return on plan assets:
Assets sold during the period	—	—	—	—
Assets still held at the reporting date	7,729	3,055	(19,154)	(8,370)
Purchases	50,000	—	—	50,000
Balance, December 31, 2009	193,104	64,995	110,967	369,066

k. Yakes’ portfolio strategy emphasizes an optimum return which is set up annually by considering financial, operational risks and compliance to applicable rules. Assets are allocated according to long-term risk and return estimates. Yakes implements diversification and risk control processes to minimize the concentration of risk. The following table represents the asset allocation determined by management:

	Portion
Investment Type	From	Up to

Cash and cash equivalents	1%	20%
Fixed income based securities	40%	85%
Listed shares	10%	40%
Property	0%	15%
Unlisted shares	0%	10%

The above target allocation percentages will vary overtime and may change when there is a significant change in economic conditions. Yakes’ overall investment strategy is to achieve a mix of assets which allows Yakes to meet projected claim costs while taking into consideration risk and return. There is no significant concentration of risk in terms of sector, industry, geography or company names.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

l. The fair value of Yakes plan assets as of December 31, 2009, based on asset category is as follows:

			Quoted prices
			in Active Markets	Significant	Significant
			for Identical	Observable	Unobservable
	Asset		Assets	Inputs	Inputs
Classification	Category	Total	(Level 1)	(Level 2)	(Level 3)

Cash and cash equivalents	Time deposits in Rupiah	150,690	150,690	—	—
	Deposits on call	211,935	211,935	—	—

	Subtotal	362,625	362,625	—	—

Fixed income based securities	Securities by the Indonesian Government	1,628,273	—	1,628,273	—
	Corporate bonds	848,642	—	822,383	26,259
	Fixed income mutual funds	65,047	65,047	—	—
	Protected funds	1,536,682	1,536,682	—	—
	Balanced mutual funds	213.092	213.092	—	—
	Collective investment contracts for debt based securities	372,867	372,867	—	—

	Subtotal	4,664,603	2,187,688	2,450,656	26,259

Listed shares	Listed shares	737,960	737,960	—	—
	Equity based mutual funds	227,890	227,890	—	—

	Subtotal	965,850	965,850	—	—

Unlisted shares	Private placements	5,207	—	—	5,207

	Subtotal	5,207	—	—	5,207

Others	Others	23,978	23,978	—	—

	Subtotal	23,978	23,978	—	—

Total		6,022,263	3,540,141	2,450,656	31,466

Cash and cash equivalents include time deposits and deposits on call in Indonesian Rupiah currency. The assets are valued using its nominal value which represents its fair value and are thus classified within level 1 of the fair value hierarchy.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(i).  The Company (continued)

l.  (continued)

Fixed income based securities include securities by the Indonesian Government, corporate bonds which have credit rating “A” and certain mutual funds. The fair value of fixed income securities is based on observable prices for identical or comparable assets. Accordingly those securities are classified within level 1 or 2. The Company performs an internal calculation to measure the fair value of bonds for which their market prices are not available by adjusting their respective credit risk premium. Accordingly, these bonds are classified within level 3 of the fair value hierarchy.

Listed shares are investments in common stock of domestic companies listed on IDX and certain mutual funds. The investments are valued using quoted market prices and classified within level 1 of the fair value hierarchy.

Unlisted shares represent a 100% ownership in a newly established pharmacy. The fair value of the investments is valued using the cost approach and therefore is classified within level 3 of the fair value hierarchy.

Other assets comprise predominantly coupons due on securities. The coupons are classified as level 1 within the fair value hierarchy based on the classification of the underlying securities.

m. The fair value movement of plan assets using significant unobservable input measurement during the period (Level 3) are as below:

	Fair Value Measurement Using
	Significant Unobservable
	Inputs (Level 3)
	Corporate	Private
	Bonds	Placements	Total

Balance, December 31, 2008	—	—	—
Actual return on plan assets:
Assets sold during the period	—	—	—
Assets still held at the reporting date	2,259	208	2,467
Purchases	24,000	4,999	28,999

Balance, December 31, 2009	26,259	5,207	31,466

n. The Company expected to contribute Rp.485,254 million to its defined benefit pension plan and Rp.990,000 million to its post-retirement health care plan during 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(ii).  Telkomsel

a.  Pension plan

	2007	2008	2009

Service costs	38,017	43,112	40,314
Interest costs	27,603	34,569	39,285
Expected return on plan assets	(2,232)	(13,568)	(18,433)
Amortization of prior service costs	24	24	24
Recognized actuarial losses	9,249	5,344	2,209
Amortization of transition obligations	458	458	458

Net periodic benefit costs	73,119	69,939	63,857

b. The following table presents the changes in the benefits obligations, the changes in the plan assets and the portion of current and non-current liability amounts recognized in Telkomsel’s U.S. GAAP balance sheets as of December 31, 2008 and 2009:

	2008	2009

Changes in benefit obligation
Benefit obligation at beginning of year	332,096	330,958
Service costs	43,112	40,314
Interest costs	34,569	39,285
Actuarial losses	(77,247)	42,031
Benefits paid	(1,572)	(1,108)

Benefit obligation at end of year	330,958	451,480

	2008	2009

Changes in plan assets
Fair value of plan assets at beginning of year	132,081	157,193
Actual return on plan assets	(14,308)	(11,586)
Employer’s contributions	40,992	41,112
Benefits paid	(1,572)	(1,108)

Fair value of plan assets at end of year	157,193	185,611

Funded status at end of year	(173,765)	(265,869)

Amounts recognized in the balance sheet:

	2008	2009

Current liabilities	(6,781)	(6,817)
Non-current liabilities	(166,984)	(259,052)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(ii).  Telkomsel (continued)

c. The actuarial calculation for the pension plan was prepared by an independent actuary. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each of the years.

d. The assumptions used by the independent actuary to determine the benefits obligation of the plan as of December 31, 2008 and 2009, were as follows:

	2008	2009

Discount rate	12%	10.5%
Rate of compensation increases	9%	8%

e. The assumptions used by the independent actuary to determine the net periodic benefits cost of the plan as of December 31, 2007, 2008 and 2009, were as follows:

	2007	2008	2009

Discount rate	10.5%	12%	10.5%
Expected long-term return on plan assets	10.5%	12%	10.5%
Rate of compensation increases	8%	9%	8%

Telkomsel’s pension plan is managed by Jiwasraya, a state-owned insurance company (Note 41).

(iii).  Expected future benefit payments

The expected benefit payments by the Company and its subsidiaries are as follows:

	Pension	Health Care

2010	731,486	287,924
2011	810,491	299,984
2012	840,280	308,799
2013	882,878	316,870
2014	944,286	324,937
2015-2019	8,068,719	1,798,571

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

d.  Employee benefits (continued)

(iv).  The amounts recognized in accumulated other comprehensive income as of December 31, 2008 and 2009 consisted of:

	2008
		Post-	Other Post-
	Pension	Retirement	Retirement
	Benefit	Health Care	Benefits	Total	Deferred Tax	Net of Tax

Transition obligations	8,851	145,949	—	154,800	2,213	152,587
Prior service costs (gain)	1,781,396	(99)	36,551	1,817,848	454,530	1,363,318
Actuarial losses	(163,966)	(135,918)	114,304	(185,580)	(12,407)	(173,173)

Total	1,626,281	9,932	150,855	1,787,068	444,336	1,342,732

	2009
		Post-	Other Post-
	Pension	Retirement	Retirement
	Benefit	Health Care	Benefits	Total	Deferred Tax	Net of Tax

Transition obligations	2,832	121,624	—	124,456	708	123,748
Prior service costs (gain)	1,497,817	—	29,659	1,527,476	381,869	1,145,607
Actuarial losses	(937,580)	(75,773)	84,655	(928,698)	(213,231)	(715,467)

Total	563,069	45,851	114,314	723,234	169,346	553,888

The transition obligations, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2009 and expected to be recognized in net periodic benefit costs for the year ended December 31, 2010, are as follows:

		Post-	Other Post-
		Retirement	Retirement
	Pension	Healthcare	Benefits	Total

Transition obligations	298	24,325	—	24,623
Prior service costs (gain)	283,580	—	6,892	290,472
Actuarial losses	19,705	—	4,460	24,165

Gross before taxes	303,583	24,325	11,352	339,260
Less deferred taxes	75,896	—	2,838	78,734

Net of taxes	227,687	24,325	8,514	260,526

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

e.  Operating lease

For the years ended December 31, 2007, 2008 and 2009, the Company and its subsidiaries recorded operating lease expenses for land, buildings, vehicles, office equipment, and telecommunication infrastructure totaling to Rp.810,210 million, Rp.1,585,803 million and Rp.2,066,890 million, respectively.

Certain subsidiaries entered into non-cancelable land and office lease agreements. The minimum lease payment for each of the five succeeding years amounted to Rp.63,982 million, Rp.69,103 million, Rp.66,955 million, Rp.64,612 million and Rp.13,286 million for 2010, 2011, 2012, 2013 and 2014, respectively.

f.  Fair value measurement

The table below presents the recorded amount of financial instruments measured at fair value:

	December 31, 2008
		Fair Value Measurement at Reporting Date Using
		Quoted Prices
		in Active Markets
		for Identical		Significant
		Assets or	Significant Other	Unobservable
		Liabilities	Observable Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)

Assets
Trading securities	5,497	5,497	—	—
Available-for-sale securities	261,547	46,595	214,952	—
Derivative receivables	47,769	—	—	47,769

Total	314,813	52,092	214,952	47,769

Liabilities
Derivative payables	482,064	—	—	482,064

Total	482,064	—	—	482,064

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

f.  Fair value measurement (continued)

	December 31, 2009
		Fair Value Measurement at Reporting Date Using
		Quoted Prices
		in Active Markets
		for Identical		Significant
		Assets or	Significant Other	Unobservable
		Liabilities	Observable Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)

Assets
Trading securities	53	53	—	—
Available-for-sale securities	359,454	104,816	254,638	—
Derivative receivables	1,036,326	—	—	1,036,326

Total	1,395,833	104,869	254,638	1,036,326

Liabilities
Derivative payables	873	—	—	873

Total	873	—	—	873

Reconciliations of the beginning and ending balance for items measured at fair value using significant unobservable inputs as of December 31, 2008 and 2009 are as follows:

	Level 3	Level 3
	2008	2009

Derivative receivables
Balance at January 1	254	47,769
Included in consolidated statement of income
Realized gain	(18,591)	(889,125)
Unrealized gain	47,515	988,557
Addition in assets	18,436	887,843
Addition in operation and maintenance expense	155	1,282

Balance at December 31	47,769	1,036,326

Derivative payables
Balance at January 1	46,316	482,064
Included in consolidated statement of income
Realized loss	245,205	354,158
Unrealized loss	435,748	(481,191)
Addition (deduction) in assets	(245,095)	(354,127)
Addition (deduction) in operation and maintenance expense	(110)	(31)

Balance at December 31	482,064	873

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

f.  Fair value measurement (continued)

Temporary investments are primarily comprised of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the balance sheet date. As they are not actively traded in an established market, these securities are classified as level 2. Shares and mutual funds are stated at fair value using quoted market price are classified within level 1.

Derivative receivables and payables comprise embedded derivatives recognized under U.S. GAAP. Derivative receivables and payables included within level 3 represent procurement contracts that contain embedded foreign currency derivative features. These are valued using internal models. The models maximize the use of market observable inputs including forward and spot prices for currencies.

At balance sheet date there were no non-financial assets and liabilities stated at fair value. Non-financial assets and liabilities are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

g.  Recent accounting pronouncements in the United States of America

In October 2009, FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)” (“ASU 2009-13”). ASU 2009-13 provides accounting guidance for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 establishes a hierarchy for determining the selling price of a deliverable, which is vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third-party evidence is available. ASU 2009-13 shall be effective in fiscal years beginning on or after June 15, 2010 and prospectively applied.

In October 2009, the FASB issued ASU 2009-14, “Software (Certain Revenue Arrangements That Include Software Elements)” (“ASU 2009-14”). ASU 2009-14 provides accounting guidance on revenue arrangements that contain tangible product and software. ASU 2009-14 shall be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and prospectively applied. Earlier application of ASU 2009-14 is permitted.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)  Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (“SEC”) (continued)

g.  Recent accounting pronouncements in the United States of America (continued)

In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 provides amendments to Subtopic 820-10 and requires new disclosures, including: a) for transfers in and out of levels 1 and 2, a reporting entity should disclose separately the amount of significant transfers in and out of level 1 and level 2 and fair value measurements and describe the reasons for the transfers; b) for activity in level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances, and settlement (that is, on a gross basis rather than as one net number). ASU 2010-06 shall be effective for the financial statements issued for fiscal years and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in level 3 which will be effective for fiscal years and interim periods beginning after December 15, 2010.

The Company and its subsidiaries are currently assessing the impact of the application of the above standards on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2008 AND 2009
AND YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.	RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The following table presents the reconciliation of net income to net cash provided by operating activities in accordance with SFAS 95:

	2007	2008	2009

Net income under Indonesian GAAP	12,857,018	10,619,470	11,332,140
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	9,440,476	11,069,575	12,565,928
Loss on early settlement of RSA	47,462	32,602	—
Interest income	(518,663)	(671,834)	(462,169)
Interest expense	1,436,165	1,581,818	2,000,023
Foreign exchange loss (gain)	176,890	775,525	(355,987)
Equity in net (income) loss of associated companies	(6,637)	(20,471)	29,715
Loss (gain) on sale of property, plant and equipment	(20,641)	15,659	13,588
Insurance proceeds	(10,626)	(11,159)	—
Amortization of goodwill and other intangible assets	1,154,005	1,243,641	1,390,458
Amortization of unearned income	(194,151)	(180,944)	(100,278)
Amortization of deferred charges	11,906	21,751	24,755
Provision for doubtful accounts and inventory obsolescence	500,808	398,797	573,704
Income tax expense	7,927,823	5,639,696	6,373,076
Minority interest in net income of subsidiaries	4,810,812	4,053,643	4,644,072
Changes in assets and liabilities:
Trade receivables	(134,585)	(480,629)	(841,077)
Other receivables	858	(50,162)	(19,150)
Inventories	(8,547)	(307,207)	64,164
Prepaid taxes	(409,713)	(185,002)	90,987
Prepaid expenses	(334,081)	(448,289)	(621,988)
Advance and other non-current assets	(116,544)	(909,288)	(108,693)
Trade payables	(489,982)	448,113	258,382
Other payables	6,065	(6,363)	(18,768)
Taxes payables	191,243	(293,068)	(93,679)
Accrued expenses	(612,109)	1,296,595	218,975
Unearned income	376,180	401,810	85,032
Advances from customers and suppliers	(19,901)	(230)	(29,775)
Accrued pension and other post-retirement benefits costs	152,604	(226,035)	(333,481)
Accrued LSA	(390,488)	28,113	109,885
Accrued post-retirement health care benefits	(176,805)	(198,203)	(768,944)
Interest paid	(1,470,328)	(1,429,781)	(2,089,844)
Interest received	514,524	659,450	471,965
Income tax paid	(6,963,766)	(8,551,296)	(5,035,463)
Receipt of claim for tax refund	—	—	348,021

Total adjustments	14,870,254	13,696,827	18,383,434

Net cash provided by operating activities	27,727,272	24,316,297	29,715,574